UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K



SEC MAIL PROCESSING
RECEIVED
DEC 2 8 2007
WASH, D.C.
185
SECTION

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 1-12227

THE SHAW GROUP INC.

(Exact name of registrant as specified in its charter)

LOUISIANA	**72-1106167**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*



07087181

4171 Essen Lane
Baton Rouge, Louisiana 70809
(Address of principal executive offices) (Zip Code)

(225) 932-2500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock — no par value	New York Stock Exchange
Preferred Stock Purchase Rights with respect to Common Stock — no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was approximately $1.4 billion (computed by reference to the closing sale price of the registrant's common stock on the New York Stock Exchange on February 28, 2007, the last business day of the registrant's most recently completed second fiscal quarter).

The number of shares of the registrant's common stock outstanding at November 26, 2007 was 81,723,194.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2008 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission (SEC) within 120 days of August 31, 2007, are incorporated by reference into Part III of this Annual Report on Form 10-K for the fiscal year ended August 31, 2007 (this Form 10-K).

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

EXPLANATORY NOTE

The financial statements of The Shaw Group Inc. (Shaw, we, us, and our) for the fiscal years ended August 31, 2006 and 2005 included in this Annual Report on Form 10-K for our fiscal year ended August 31, 2007 reflect a restatement to correct accounting errors. The net aggregate impact of the accounting errors on net income for fiscal years 2006 and 2005 is a decrease of $0.6 million and $0.3 million, respectively; and our previously reported retained earnings as of September 1, 2004 is reduced by $2.4 million. These errors impact multiple previous reporting periods.

As reported in our Current Report on Form 8-K dated November 13, 2007, in connection with a review of our Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended August 31, 2006 (2006 Annual Report), our Quarterly Report on Form 10-Q/A (Amendment No. 1) for the three months ended November 30, 2006 (2007 1st Quarter Form 10-Q/A), and our Quarterly Reports on Form 10-Q for the three months ended February 28, 2007 and May 31, 2007, the Staff of the Corporate Finance Division of the Securities and Exchange Commission (the Staff) issued a letter in which the Staff commented on certain items in our consolidated financial statements. Specifically, the Staff's comments addressed certain charges — primarily recorded and disclosed in the 2007 1st Quarter Form 10-Q/A — that related to fiscal years 2006 and 2005.

As a result of our discussions with the Staff regarding the appropriate periods in which to reflect these adjustments, we restated our financial statements for fiscal years 2005 and 2006 and the first three fiscal quarters of 2007. The adjustments include errors in the accounting for the following items:

- Estimates of revenues and cost of revenues on contracts, including recognition of liquidated damages on a project, and allowances for uncollectible amounts resulting in changes to previously reported revenues and cost of revenues;
- Deferred costs deemed unrecoverable resulting in changes to previously reported cost of revenues;
- Compensation related matters, including vacation and benefit accruals, employment contracts, and stock-based compensation resulting in changes to costs of revenues, general and administrative expenses, other income and expense, and provision for income taxes; and
- Lease related items, including rent escalation provisions and amortization of leasehold improvements resulting in changes to costs of revenues and general and administrative expenses.
- Other errors resulting in other adjustments that are less significant and affect various other accounts.

These restatements are reflected within this Form 10-K. We did not amend any previously filed reports.

As a result of our discussions with the Staff, on November 12, 2007, our management and the Audit Committee of our Board of Directors concluded that: (1) Shaw's previously issued financial statements and any related reports of its independent registered public accounting firms for: (a) the fiscal year ended August 31, 2005; (b) the fiscal year ended August 31, 2006; and (c) each of the three month periods ending November 30, 2006, February 28, 2007, and May 31, 2007, should no longer be relied upon; (2) Shaw's earnings and press releases and similar communications should no longer be relied upon to the extent that they relate to the aforementioned financial statements; (3) Shaw's financial statements for the fiscal years ended August 31, 2005 and August 31, 2006 and the three month periods ending November 30, 2006, February 28, 2007, and May 31, 2007 should be restated to reflect the changes discussed above; and (4) the restatement of such financial statements would be set forth in this Annual Report on Form 10-K when filed.

See Notes 1, 21 and 23 of our consolidated financial statements included in Part II, Item 8 — Financial Statements and Supplementary Data of this Form 10-K for additional information.

PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Form 10-K may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. The words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could" or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those described in: (1) Part I, Item 1A — Risk Factors and elsewhere in this Form 10-K; (2) our reports and registration statements filed from time to time with the SEC; and (3) other announcements we make from time to time.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Item 1. *Business*

General

The Shaw Group Inc. (Shaw, we, us, our) was founded in 1987 by Jim Bernhard, Chairman and Chief Executive Officer, and two colleagues as a fabrication shop in Baton Rouge, Louisiana. We have evolved into a diverse engineering, technology, construction, fabrication, environmental and industrial services organization. We provide our services to a diverse customer base that includes multinational oil companies and industrial corporations, regulated utilities, independent and merchant power producers, government agencies and other equipment manufacturers. Approximately 27,000 employees deliver our services from more than 150 locations, including 22 international locations. Our fiscal year 2007 revenues were approximately $5.7 billion. At August 31, 2007, our backlog of approximately $14.3 billion was diversified in terms of customer concentration, end markets served and services provided. Approximately 48% of our backlog was comprised of "cost-reimbursable" contracts and 52% of "fixed-price" contracts. Most of our major fixed-price contracts contain some cost risk-sharing mechanisms such as escalation or price adjustments for items such as labor and commodity prices. For an explanation of these contracts, see Part I, Item 1 — Business — Types of Contracts, below.

Through organic growth and a series of strategic acquisitions, we have significantly expanded our expertise and the breadth of our service offerings.

In July 2000, we acquired the assets of Stone & Webster, a leading global provider of engineering, procurement and construction (EPC), construction management and consulting services to the energy, chemical, environmental and infrastructure industries. Combined with our existing pipe fabrication and construction capabilities, this acquisition transformed us into a vertically-integrated provider of engineering, procurement and construction services.

Our May 2002 acquisition of the IT Group assets significantly increased our position in the environmental and infrastructure markets, particularly in the federal services sector. The IT Group acquisition further diversified our end market, customer and contract mix and provided new opportunities to cross-sell services, such as environmental remediation services, to our existing EPC customers.

Our October 2006 acquisition of 20% of Westinghouse enhanced our opportunity to participate in the domestic and international nuclear electric power markets. Westinghouse provides advanced nuclear plant designs and equipment, fuel, and a wide range of other products and services to the owners and operators of nuclear power plants. For an explanation of this investment, see Investment in Westinghouse Segment in Part I, Item 1 — Business below. We have acquired and developed significant intellectual property, including downstream petrochemical technologies, induction pipe bending technology and environmental decontamination technologies. We believe we have significant expertise in effectively managing the procurement of materials, subcontractors and craft labor. Depending on the project, we may function as the primary contractor, as a subcontractor to another firm or as a construction manager engaged by the customer to oversee another contractor's compliance with design specifications and contracting terms. We provide technical and economic analysis and recommendations to owners, investors, developers, operators and governments primarily in the global fossil and nuclear power industries and energy and chemicals industries. Our services include competitive market valuations, asset valuations, assessment of stranded costs, plant technical descriptions and energy demand modeling. Our proprietary olefin and refinery technologies, coupled with ethyl benzene, styrene, cumene and Bisphenol A technologies, allow us to offer clients integrated refinery and petrochemicals solutions. Stone & Webster, in conjunction with key alliance partners, including Badger Licensing LLC, Total Petrochemicals, and Axens offers leading technology in many sectors of the refining and petrochemical industries.

Shaw Capital, Inc., a wholly owned subsidiary of Shaw, leverages our global presence, technical and operational experience, and transactional capabilities to identify and develop targeted project investment opportunities. Shaw Capital, Inc. receives management fees from its partners and affiliates and may also have the opportunity to participate with equity ownership in projects. Shaw Capital's partners and affiliates provide access to over $1 billion in equity, mezzanine, and debt investment opportunities, to the energy, chemicals, environmental, infrastructure, and related markets.

Operating Segments

Segment revenue and profit information, additional financial data and commentary on recent financial results for operating segments are provided in Note 14 — Business Segments to the consolidated financial statements and in Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations.

Operating businesses that are reported as segments include Fossil & Nuclear, Energy and Chemicals (E&C), Environmental and Infrastructure (E&I), Maintenance, Fabrication and Manufacturing (F&M), and Investment in Westinghouse. A summary description of each of our operating segments follows.

Fossil & Nuclear Segment

The Fossil & Nuclear segment provides a range of project-related services, including design, engineering, construction, procurement, technology and consulting services, primarily to the global fossil and nuclear power generation industries.

Nuclear. We support the U.S. domestic nuclear industry with engineering, maintenance and construction services. We hold a leadership position in nuclear power uprates for existing plants, having brought in excess of 2,000 megawatts of new nuclear generation to the electric power transmission grid in the U.S. between 1984 and present. In addition, we are currently serving as architect-engineer for the National Enrichment Facility and are providing engineering services in support of new nuclear units in Korea and the People's Republic of China. We anticipate growth in the global nuclear power sector, driven in large part by the U.S., China and India. Our support of existing U.S. utilities, coupled with our investment in Westinghouse, is expected to result in increased levels of activity in this sector for us. Safe and reliable operation of existing plants, concerns associated with climate change, and incentives under the Energy Policy Act of 2005 have prompted significant interest in new nuclear construction in the U.S. Several domestic utilities are developing plans for new baseload nuclear generation. According to the Nuclear Energy Institute and the Nuclear Regulatory Commission, in the U.S., there are plans for 36 new units under development as of October 2007, with the Westinghouse advanced passive AP1000 design being considered for at least 12 of them. Our existing base of nuclear services work, coupled with our collaboration with Westinghouse and the AP1000 design, should position us to capitalize on growth within this industry.

Clean Coal-Fired Generation. The rise in oil prices and wide fluctuations in natural gas prices have prompted electric power companies in the U.S. to pursue construction of new coal-fired power plants utilizing advanced combustion and emission control technologies. Coal-fired capacity is typically expensive to build but has relatively low operating costs. The continued operating cost advantage of coal over other fossil fuels has prompted electric utilities and independent power producers (IPP's) in recent years to focus on clean coal-fired generation. During fiscal year 2007, we executed EPC contracts for three new, highly-efficient coal generation facilities: an 800 megawatt supercritical plant in North Carolina, a 600 megawatt ultra-supercritical plant in Arkansas, and a 585 megawatt circulating fluidized bed (CFB) facility in Virginia. In addition, we are negotiating a contract on a 660 megawatt CFB facility. We continue to observe a steady stream of new opportunities in this market and expect our experience to position us to share in new clean coal-fired generation awards.

Air Quality Control (AQC). Our AQC business includes domestic and selected international markets for flue gas desulfurization (FGD) retrofits, installation of mercury emission controls, projects related to controlling fine particle pollution, carbon capture, and selective catalytic reduction (SCR) markets.

Environmental regulations and related air quality concerns have increased the need to retrofit existing coal-fired energy plants with modern pollution control equipment. We have been selected to provide EPC retrofit services on many of the power plants requiring FGD for sulfur dioxide emissions control. The March 2005 Clean Air Interstate Rule (CAIR) issued by the U.S. Environmental Protection Agency (EPA), which reduces the allowable sulfur dioxide emissions in the eastern half of the U.S. by 70% (from 2003 levels) by 2015 and reduces emissions of nitrogen oxides by 60% (from 2003 levels) by 2015, was a major driver for this market. According to the June 2007 Argus Scrubber Report, we believe that over 70,000 to 80,000 megawatts or approximately 60% to 70% of the domestic coal plants that require FGD retrofit systems are in engineering, construction or startup phase. We believe that we are the market leader for these services, being awarded approximately 25% to 30% of the estimated domestic market for these services. We expect most of the currently contracted domestic FGD projects will achieve commercial operation by the end of 2009 in order to meet regulatory requirements. We expect the remaining 25% of the domestic FGD market of approximately 30,000 to 40,000 megawatts to be contracted over the next three to five years.

There is also a growing market for installation of mercury emission controls at existing coal-fired power plants. The Clean Air Mercury Rule (CAMR) adopted by EPA in May 2005 and state regulations imposing even more stringent mercury emission limits are another driver for this retrofit market. Connecticut, Massachusetts, New Jersey, Maryland, and Wisconsin currently have state mercury emissions rules and at least 15 other states are in the process of establishing mercury emission rules. We have two EPC mercury control projects under execution. We believe the domestic market for these services, based on existing federal regulations, is approximately $4 billion over the next four years. The market could increase in the future as more states establish new rules.

AQC EPC opportunities outside the FGD and mercury control markets, such as SCR, are expected to be limited to smaller plant maintenance project work in 2008. Most electric power producers have completed their fleet NOx emissions control installations. However, we plan to pursue NOx control work with existing clients.

Fine particle pollution regulations were promulgated by the EPA in March, 2007. The EPA issued a rule defining requirements for state plans to reduce concentrations of particulates in areas with levels of fine particle pollution that do not meet national air quality standards. State plans under this final rule, known as the Clean Air Fine Particle Implementation Rule, are now being developed. States must meet the fine particle pollution standard by 2010. However, in their 2008 implementation plans, states may propose an attainment date extension for up to five years. Those areas for which EPA approves an extension must achieve EPA's national air quality standards for fine particulates no later than 2015.

Gas-Fired Generation. In fiscal year 2007 active investment in new power generation was focused primarily on coal due to its relatively low operating cost compared to natural gas. We have recently observed some renewed interest in new gas-fired generation as electric utilities and IPP's looked to diversify their generation options, but we expect the number of gas-fired projects to remain small in comparison to expected coal and nuclear projects. However, recent initiatives in many states to reduce emissions of carbon dioxide and other "greenhouse gases" that are perceived to be contributing to global warming could stimulate demand for gas-fired power plants because gas-fired plants have substantially lower emissions of carbon dioxide than coal-fired plants. Gas-fired plants are typically less expensive to construct than coal-fired and nuclear plants, but have comparatively higher fuel costs. We expect this market to expand and believe our capabilities and expertise will position us as a market leader.

Other Markets. Shaw Energy Delivery Services, Inc. (EDS) designs, builds, operates, and maintains power transmission and distribution facilities and systems. Our services include design, construction and maintenance of transmission and distribution lines as well as substations.

Environmental & Infrastructure (E&I) Segment

Our E&I segment designs and executes remediation solutions involving contaminants in soil, air and water. We also provide project and facilities management and other related services for non-environmental construction, watershed restoration, emergency response services, outsourcing of privatization markets, program management, operations and maintenance solutions to support and enhance domestic and global land, water and air transportation systems.

Federal Markets. Our core services include environmental restoration, regulatory compliance, facilities management, emergency response and design and construction services to U.S. government agencies, such as the Department of Defense (DOD), the Department of Energy (DOE), the Environmental Protection Agency (EPA), and the Federal Emergency Management Agency (FEMA). Environmental restoration activities are centered on engineering and construction services to support customer compliance with the requirements of the Comprehensive Environmental Response, the Compensation and Liability Act (CERCLA or Superfund) and the Resource Conservation and Recovery Act (RCRA). Additionally, we provide regulatory compliance support for the requirements of the Clean Water Act, Clean Air Act and Toxic Substances Control Act. For the DOE, we are presently working on several former nuclear weapons production sites where we provide engineering, construction and construction management for nuclear activities. For the DOD, we are involved in projects at several Superfund sites and Formerly Utilized Sites Remedial Action Program (FUSRAP) sites managed by the U.S. Army Corps of Engineers. The DOD is increasingly using performance-based contracting vehicles, including guaranteed fixed-price contracts, wherein we assume responsibility for cleanup and regulatory closure of contaminated sites for a firm fixed-price. We purchase environmental insurance to provide protection from unanticipated cost growth due to unknown site conditions, changes in regulatory requirements and other project risks. For the U.S. Army, we are working on the Army's chemical demilitarization program at several sites.

Our Facilities Management business provides integrated planning, operations and maintenance services to federal customers. These services traditionally include operating logistics facilities and equipment, providing public works maintenance services, operating large utilities systems, managing engineering organizations, supervising construction and maintaining public safety services including police, fire and emergency services. Our customers include the DOE, NASA, the U.S. Army and the U.S. Navy.

We expect that a significant portion of future DOD and DOE environmental expenditures will be directed to cleaning up hundreds of domestic and international military bases and to restoring former nuclear weapons facilities to acceptable conditions. The DOD has determined there is a need to ensure that the hazardous wastes present at these sites, often located near population centers, do not pose a threat to the surrounding population. We believe that we are positioned to assist DOD with decontamination and remediation activities at these sites. Similarly, the DOE has long recognized the need to stabilize and safely store nuclear weapons materials and to remediate areas contaminated with hazardous and radioactive waste, and we believe that we are well positioned to assist DOE with these efforts. We continue to provide engineering and project leadership support to other DOE nuclear programs such as the Mixed Oxide Fuel Fabrication and Yucca Mountain projects.

Commercial, State and Local Markets. Our core services include environmental consulting, engineering construction, management and operation and maintenance services to private-sector and state and local government customers. We provide full service environmental capabilities, including site selection, permitting, design, build, operation, decontamination, demolition, remediation and redevelopment. We also provide complete life cycle management of solid waste, with capabilities that range from site investigation through landfill design and construction to post-closure operations and maintenance or site redevelopment.

Coastal and Natural Resource Restoration. We have performed wetland construction, mitigation, restoration and related work in the Everglades, Chesapeake Bay area and other areas throughout the U.S. New opportunities for these types of projects are present in both the governmental and commercial markets. The Coastal Wetlands Planning Protection and Restoration Act (CWPPRA) provides federal funds to conserve, restore and create coastal wetlands and barrier islands, and we believe our E&I segment is positioned to participate in wetlands and coastal restoration work in Louisiana and other locations throughout the U.S.

Transportation Infrastructure. The Safe, Accountable, Flexible and Efficient Transportation Equity Act — A Legacy for Users SAFETEA-LU stimulates new transportation project funding opportunities. By leveraging our capabilities across several business segments, we believe that we can participate in large scale and localized infrastructure projects by partnering with government agencies and with private entities. We offer financing solutions to, and design and build operations services for, our clients so that their critical needs arising from aging infrastructure, congestion and expansion requirements can be addressed.

Ports and Marine Facilities. We are pursuing opportunities in maritime engineering and design services including navigation, sediment management, port and waterway development, coastal engineering, environmental services, shoreline protection and marine security capabilities. As part of this strategy, in fiscal year 2007, we acquired a maritime engineering and design firm to enhance our portfolio of services to government and commercial port and marine facility clients. We believe this acquisition expands our marine infrastructure planning services and positions us to provide a full range of design, engineering and project management services to domestic and international maritime clients.

Other Markets. Other service offerings include maritime services, water quality initiatives and our environmental liability transfer programs. Our maritime engineering and design services including navigation, sediment management, port and waterway development, coastal engineering, environmental services, shoreline protection and marine security capabilities. Our commercial water-treatment technologies target public drinking water providers, municipal authorities and industrial waste water treatment facilities with testing, assessments and permitting services and specialized equipment and water treatment systems to help meet regulatory standards. Through two proprietary programs, we also serve clients who desire to transfer or reduce their environmental liabilities. We have created the "Shaw Insured Environmental Liability Distribution" or "SHIELD"™ program, a proprietary structured transaction tool that uses environmental insurance products and distributes environmental liabilities for parties desiring to substantially reduce contingent environmental liabilities. Another program is provided through our subsidiary The LandBank Group, Inc. (LandBank), which purchases at a discount environmentally impaired properties with inherent value, purchases environmental insurance to limit the environmental liabilities associated with the properties, when appropriate, and then remediates and/or takes other steps to improve and increase the value of the properties.

Energy & Chemical (E&C) Segment

Our E&C segment provides a range of project-related services, including design, engineering, construction, procurement, technology and consulting services, primarily to the oil and gas, refinery, petrochemical, and chemical industries. We expect that high crude oil prices will continue to support capital expenditures by our major oil and petrochemical customers and may provide opportunities for us to increase our activity levels in these service areas.

Chemicals. Demand in the chemical industries remains strong, fueled by strong growth in the economies of China and India as well as the rising standard of living in other developing economies. We expect the number of new petrochemical projects to continue to grow, driven primarily by increasing demand for base chemicals, ethylene, propylene, and other downstream petrochemical products. Internationally, we believe the Middle East and China provide the majority of petrochemical capacity expansion opportunities. In the Middle East, we expect new petrochemical opportunities due to relatively high crude oil prices and the availability of lower priced feed stock and natural gas and the proximity of the Middle East to the European and Asian markets. During fiscal year 2007, we were awarded petrochemical projects in China and Saudi Arabia for our Acrylonitrile — butadiene — styrene (ABS) polymer emulsion technology. ABS is a "bridge" polymer between commodity plastics and higher performance thermoplastics.

Refining. We believe that refiners are searching for new products that can be produced from petroleum and considering integration production of those products into petrochemical facilities. We believe the demand for our services in the refining industry has been driven by refiners' needs to process a broader spectrum of heavier crude oils and to produce a greater number of products. Additionally, we believe relatively high crude oil prices, combined with refinery capacity constraints and demand stimulated by clean fuels and clean air legislation, are contributing to increasing opportunities primarily in the U.S. and Europe. We are currently participating in a major domestic refinery upgrade incorporating capacity and clean fuels capabilities. While the refining process is largely a commodity activity, refinery configuration depends primarily on the grade of crude feedstock available, desired mix of end-products and considerations of capital and operating costs.

Fluid Catalytic Cracking (FCC) remains a key refining technology. We were awarded a number of grass root technology contracts in fiscal year 2007, primarily to facilities in Asia. We have an exclusive agreement with one international customer to license a key FCC-derived technology called Deep Catalytic Cracking (DCC) that encourages the refiner's entry into the petrochemical arena. We believe this technology is emerging because of its ability to produce propylene, a base chemical that is in short supply and for which demand is growing faster than that of ethylene.

Ethylene. Ethylene represents one of our core technologies. We estimate global demand for ethylene may grow at a rate of over 4% per year for the next three years, driven by the expected increased demand for polyethylene, polyesters, polystyrene and PVC, mainly in Asia. We expect that major oil and petrochemical companies will integrate refining and petrochemical facilities in order to improve profits, providing additional opportunities for us. In petrochemicals, we have extensive expertise in the construction of ethylene plants, which convert gas and/or liquid hydrocarbon feed stocks into ethylene, and derivative facilities which provide the source of many higher-value chemical products, including packaging, pipe, polyester, antifreeze, electronics, tires and tubes. We also perform services related to gas-processing including propane dehydrogenation facilities, gas treatment facilities and liquefied natural gas plants.

We believe ethylene production from petroleum derived naphtha is declining due to the availability of alternative low cost ethane feed stock in the Middle East. This change impacts the economic viability of gas feed steam crackers in North America where the natural gas prices are more volatile as a result of commodity market trading conditions. We expect new facilities to favor primarily gas feed crackers based on ethane extracted from natural gas. In fiscal year 2007, we were awarded the contract for a major expansion of an ethylene plant in Singapore by a major integrated oil and gas company. We estimate our market share to be approximately 40% of the market during the last 15 years. We are aware of only four ethylene technology licensor competitors and are well positioned to compete for new opportunities in this market.

Maintenance Segment

We perform routine and outage/turnaround maintenance including restorative, repair, renovation, modification, predictive and preventative maintenance services to customers in their facilities primarily in North America. Our Maintenance segment is positioned to assist the industrial market by providing a full range of integrated asset life cycle capabilities that complement our EPC services. We provide our clients with reliability services, turnarounds and outage services, capital construction services, tank design construction and maintenance, insulation, painting, and scaffolding services. Our complete range of services spanning from reliability engineering to hands-on maintenance expertise combine to assist our clients by increasing capacity, reducing failure and optimizing cost, ensuring the highest return on critical production assets within their facilities.

Nuclear Plant Maintenance and Modifications. The U.S. currently has 104 operating nuclear reactors that continue to require engineering and maintenance services to support operations, planned outages, life/ license extension, material upgrades, capacity up rates and improve performance. In addition to supporting operations and improving performance, plant restarts, up rate related modifications and new plant construction provide opportunities for further expansion. We also believe there are opportunities to take on additional in-plant support services.

We provide system-wide maintenance and modification services to 40 of the 104 operating domestic nuclear reactors. We concentrate on more complicated, non-commodity type projects where our historical expertise, and project management skills can add value to the project. We also believe we have a leading position in the decommissioning and decontamination business for commercial nuclear energy plants.

Fossil Plant Maintenance and Modifications. We provide fossil plant maintenance services for energy generation facilities throughout North America. We believe that potential opportunities exist for further expansion into this market as energy demand continues to increase and customers seek longer run time, higher reliability and better outage performance. In addition, we believe our expertise developed by providing outage and construction planning and execution in the nuclear industry is valuable and is also recognized in the fossil power industry.

Chemical Plant Maintenance and Capital Construction Services. We have a continuous presence in over 60 field service locations in the U.S. We service the petrochemical, specialty chemicals, oil and gas, manufacturing and refining markets. We believe that petrochemicals, clean fuels and refining markets provide the best growth opportunities for us. Expansion of these markets has been enhanced by governmental regulations supporting cleaner burning fuels and the supply of commodity chemicals to support the current domestic construction market. Our Maintenance segment also includes a capital construction component serving, in most cases, existing client sites.

Fabrication & Manufacturing (F&M) Segment

Our F&M segment is among the largest worldwide suppliers of fabricated piping systems. Demand for our F&M segment's products is typically driven by capital projects in the electric power, chemical and refinery industries.

Fabrication. We believe our expertise and proven capabilities to furnish complete piping systems on-budget and on-time in this global market have positioned us among the largest suppliers of fabricated piping systems for energy generation facilities in the U.S. We are also a leading supplier worldwide, serving both our other business segments and third parties. Piping systems are the critical path item in chemical plants that convert raw or feedstock materials to products. Piping system integration accounts for a significant portion of the total man-hours associated with constructing energy generation and chemical and other materials processing facilities. We fabricate fully-integrated piping systems for chemical customers around the world.

We provide fabrication of complex piping systems from raw materials including carbon and stainless steel, and other alloys, such as nickel, titanium and aluminum. We fabricate pipe by cutting it to specified lengths, welding fittings on the pipe and bending the pipe to precise customer specifications. We currently operate pipe fabrication facilities in Louisiana, Arkansas, Oklahoma, South Carolina, Utah, Venezuela and through a joint venture in Bahrain. Our South Carolina facility is authorized to fabricate piping for nuclear energy plants and maintains a nuclear piping American Society of Mechanical Engineers (ASME) certification.

We believe our induction pipe bending technology is one of the most advanced, sophisticated and efficient technologies available. We utilize this technology and related equipment to bend pipe and other carbon steel and alloy items for industrial, commercial and architectural applications. Pipe bending can provide significant savings in labor, time and material costs, as well as product strengthening. In addition, we have commenced a robotics program that we believe may result in productivity and quality levels not previously attained in this industry. By utilizing robotics, as well as new welding processes and production technology, we are able to provide our customers a complete range of fabrication capabilities.

Manufacturing and Distribution. We operate manufacturing facilities in Louisiana and New Jersey where products are ultimately sold to operating plants, engineering and construction firms as well as to our other business segments. Manufacturing our own pipe fittings and maintaining considerable inventories of fittings and pipe enables us to realize greater efficiencies in the purchase of raw materials, reduces overall lead times and lowers total costs. We operate distribution centers in Louisiana, Oklahoma, Texas, Georgia and New Jersey that distribute our products and products manufactured by third parties.

Investment in Westinghouse Segment

Westinghouse serves the domestic and international nuclear electric power industry by supplying advanced nuclear plant designs, licensing, engineering services, equipment, fuel and a wide range of other products and services to the owners and operators of nuclear power plants to help keep nuclear power plants operating safely and competitively worldwide. Westinghouse technology is utilized in over 60 of the 104 operating domestic nuclear reactors and over 40% of the reactors operating internationally. We are aware that plans for over 30 new domestic reactors are under development, with the Westinghouse advanced passive AP1000 design being considered for at least 12 of them. Internationally, Westinghouse technology is currently being used for six reactors being constructed in South Korea and four reactors in China.

Our Investment in Westinghouse segment includes our 20% equity interest in Westinghouse, which we, along with Toshiba and Ishikawajima-Harima Heavy Industries Co., Ltd, acquired on October 16, 2006 from British Nuclear Fuels plc.

Customers and Marketing

Our customers are principally multinational oil companies and industrial corporations, regulated utilities, independent and merchant power producers, governmental agencies and other equipment manufacturers. We conduct our marketing efforts principally with an in-house sales force. In addition, we engage independent contractors to market to certain customers and territories. We pay our sales force a base salary plus, when applicable, an annual bonus. We pay our independent contractors on a commission basis that may also include a monthly retainer. A portion of our business, primarily our nuclear and fossil power plant maintenance business, is seasonal, resulting in fluctuations in revenues and gross profit in our Maintenance segment during our fiscal year. Generally, the spring and autumn are the peak periods for our Maintenance segment.

See Note 14 — Business Segments included in Part II, Item 8 — Financial Statements and Supplementary Data in the consolidated financial statements for information regarding our customer concentrations. Additionally, see in Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Backlog for information regarding our backlog concentrations as of August 31, 2007.

Employees

We employ in excess of 27,000 people, including approximately 12,000 permanent employees in our administrative and engineering offices and fabrication facilities, and approximately 15,000 employees at projects for which the headcount varies seasonally. Approximately 4,000 of these employees were represented by labor unions pursuant to collective bargaining agreements. We often employ union workers on a project-specific basis. We believe current relationships with our employees (including those represented by unions) are satisfactory. We are not aware of any circumstances that are likely to result in a work stoppage at any of our facilities. In addition, see Item 1A — Risk Factors for a discussion of the risk related to work stoppages and other labor issues.

Raw Materials and Suppliers

For our EPC services, we often rely on third party equipment and raw materials manufacturers and subcontractors to complete our projects. We are not substantially dependent on any individual third party to support these operations; however, we are subject to possible cost escalations based on inflation, currency and other market price fluctuations resulting from supply and demand imbalances. The current activity levels in many markets we serve are generating higher demand for labor, materials and equipment that we rely on to execute our contracts. We expect the current market for these inputs to continue to remain competitive throughout our fiscal year 2008.

Our principal raw materials for our pipe fabrication operations are carbon steel, stainless and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. The market for most raw materials is extremely competitive, and certain types of raw materials are available from only one or a few specialized suppliers.

We purchase directly from other manufacturers a majority of our pipe fittings. These arrangements generally lower our pipe fabrication costs because we are often able to negotiate advantageous purchase prices as a result of the volumes of our purchases. If a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source (or manufacture on our own the pipe fittings) at a higher price. We keep items in stock at each of our facilities and transport items between our facilities as required. We obtain more specialized materials from suppliers when required for a project.

In addition, see Item 1A — Risk Factors for a discussion of our dependence on joint venture or consortium partners, subcontractors, and equipment manufacturers.

Industry Certifications

In order to perform nuclear construction, fabrication, and installation activities of ASME III Code items such as vessels, piping systems, supports and spent fuel canister/storage containments at nuclear plant sites, our domestic subsidiary engineering and construction operations maintain the required ASME certifications (N, N3, NPT, & NA stamps) (NS Cert). These ASME certifications also authorize us to serve as a material organization for the supply of ferrous and nonferrous material. We also maintain the National Board nuclear repair certification (NR stamp) and National Board registration certification (NB stamp) for N and N3 stamped nuclear components.

In order to perform fabrication and repairs of coded piping systems, our domestic construction operations and fabrication facilities, as well as our subsidiaries in Derby, U.K. and Maracaibo, Venezuela, maintain the ASME certification (U & PP stamps). The majority of our fabrication facilities, as well as our subsidiaries in Derby, U.K. and Maracaibo, Venezuela have also obtained the required ASME certification (S stamp) and the National Board certification (R stamp).

Our domestic subsidiary engineering and construction operations also maintain the required ASME certification (S stamp) and the National Board repair certification (R stamp), in addition to the ASME certifications (A, PP & U stamps) and the National Board registration certification (NB stamp) for S, A, PP, and U stamped items.

Our Laurens, South Carolina, facility also maintains a nuclear piping ASME certification (NPT stamp) and is authorized to fabricate piping for nuclear power plants and to serve as a material organization to manufacture and supply ferrous and nonferrous material. This facility is also registered by the International Organization of Standards (ISO 9002). Substantially all of our North American engineering operations, as well as our U.K. operations, are also registered by the International Organization of Standards (ISO 9001). This registration provides assurance to our customers that we have procedures to control quality in our fabrication processes.

Patents, Tradenames and Licenses and Other Intellectual Property

We consider our computerized project control system, SHAW-MAN™, and our web-based earned value application, SHAWTRAC™, to be proprietary assets. We believe that our Stone & Webster subsidiary has a leading position in technology associated with the design and construction of plants that produce ethylene, which we protect and develop with license restrictions and a research and development program.

Through Badger Licensing, LLC, we expanded our proprietary technology licensing business through the acquisition of the Shell Heritage Bisphenol A (BPA) technology from Resolution Performance Products. Badger Licensing LLC, our joint venture with ExxonMobil Chemical, is in a leading position to supply proprietary ethyl benzene, styrene monomer, cumene and BPA technologies to the petrochemical industry. In other Stone & Webster technology partnerships, we are the exclusive provider of front-end basic engineering for Sasol's Fischer-Tropsch technology in the areas of both gas-to-liquids and coal-to-liquids.

Through our acquisition of the assets of the IT Group in 2002, we have acquired certain patents that are useful in environmental remediation and related technologies. The technologies include the Biofast® in-situ remediation method, a vacuum extraction method for treating contaminated formations, and a method for soil treatment, which uses ozone. The IT Group acquisition also included the acquisition of proprietary software programs that are used in the management and control of hazardous wastes and the management and oversight of remediation projects.

In our acquisition of Envirogen, Inc. in 2003, we gained patented technologies, including processes for the control of biomass in Fluidized Bed Reactors that enhance overall system degradative performance and operating costs, biodegradation of MTBE and other compounds utilizing specialized bacteria and degradative techniques, and designs for Membrane Biological Reactors that reduce operating costs and downtime associated with membrane cleaning for water treatment.

In addition, see Item 1A — Risk Factors for the impact of changes in technology or new technology developments by our competitors could have on us.

Competition

The markets served by our Fossil & Nuclear, E&C, Maintenance and E&I segments are highly competitive and for the most part require substantial resources and highly-skilled and experienced technical personnel. A large number of regional, national and international companies are competing in the markets we serve, and certain of these competitors have greater financial and other resources, and more experience, market knowledge and customer relationships. Neither we nor any one of our competitors maintain a dominant market share position in the segments' markets.

In pursuing piping, engineering and fabrication projects, we experience significant competition in both international and domestic markets. In the U.S., there are a number of smaller pipe fabricators; while internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we have.

Companies that we compete with in our Fossil & Nuclear segment include: Bechtel; Fluor Corporation; Washington Group International; Black & Veatch; and Zachary. Companies that we compete with in our E&C segment include: Chicago Bridge & Iron Company; KBR Inc.; Jacobs Engineering Group, Inc.; TECHNIP; and JGC Corporation. Companies that we compete with in our E&I segment include: CH2M Hill; URS Corporation, TetraTech; Washington Group International; and KBR, Inc. Companies that we compete with in our Maintenance segment include: Fluor Corporation; Day & Zimmerman/The Atlantic Group; Turner Industries; KBR, Inc.; and Jacobs Engineering Group, Inc. Companies that compete with our Investment in Westinghouse segment include: Areva; General Electric (GE); Mitsubishi; Hitachi; and Atomstroyexport.

In addition, see Item 1A — Risk Factors for a discussion of the risks related to competition we face in each of our business segments.

Discontinued Operations

For information regarding our discontinued operations, see Item 8 — Financial Statements and Supplementary Data.

Financial Information about Segments and Geographic Areas

For detailed financial information regarding each business segment and export sales information, see Note 14 — Business Segments included in Part II, Item 8 — Financial Statements and Supplementary Data.

In addition, see Item 1A — Risk Factors for a discussion of the risks related to our foreign operations.

Backlog of Unfilled Orders

Our backlog represents management's estimate of the amount of awards that we expect to result in future revenues. Awards in backlog represent legally binding agreements for projects that management believes are probable to proceed. Awards are evaluated by management on a project-by-project basis, and are reported for each period shown based upon the binding nature of the underlying contract, commitment or letter of intent, and other factors, including the economic, financial and regulatory viability of the project and the likelihood of the contract proceeding. Projects in backlog may be altered (increased or decreased) for scope changes and/or may be suspended or cancelled at any time by our clients.

See Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information about our backlog as of August 31, 2007 and 2006.

Types of Contracts

Our work is performed under two general types of contracts: cost-reimbursable plus a fee or mark-up contracts and fixed-price contracts, both of which may be modified by cost escalation provisions or other risk sharing mechanisms, and incentive and penalty provisions. Each of our contracts may contain components of more than one of the contract types discussed below. During the term of a project, the contract or components of the contract may be renegotiated to include characteristics of a different contract type. We focus our EPC activities on a cost-reimbursable plus a fee or mark-up and negotiated fixed-price work, each as described in more detail below. We believe these types of contracts may help reduce our exposure to unanticipated and unrecoverable cost overruns. Our fixed-price contracts are generally obtained by direct negotiation rather than by competitive bid. When we negotiate any type of contract, we frequently are required to accomplish the scope of work and meet certain performance criteria within a specified timeframe; otherwise, we could be assessed damages, which in some cases are agreed-upon liquidated damages.

At August 31, 2007, approximately 48% of our backlog was comprised of cost-reimbursable contracts and 52% was fixed-price contracts.

Our cost-reimbursable contracts include the following:

- Cost-plus contract — A contract under which we are reimbursed for allowable or otherwise defined costs incurred plus a fee or mark-up. The contracts may also include incentives for various performance criteria, including quality, timeliness, ingenuity, safety and cost-effectiveness. In addition, our costs are generally subject to review by our customers and regulatory audit agencies, which could result in costs being disputed as non-reimbursable under the terms of the contract.

- Target-price contract — A contract under which we are reimbursed for costs plus a fee which may be at risk if the target price is exceeded. As a result, we are generally able to recover cost overruns on these contracts from actual damages for late delivery or the failure to meet certain performance criteria. Target-price contracts also generally provide for sharing of costs in excess of or savings for costs less than the target. In some contracts, we may agree to share cost overruns in excess of our fee, which could result in a loss on the project.

Our fixed-price contracts include the following:

- Firm fixed-price contract — May include contracts in which the price is not subject to any cost or performance adjustments and contracts where certain risks are shared with clients such as labor costs, commodity pricing changes, and/or cost escalation. As a result, we may benefit or be penalized from costs variations from our original estimates. However, these contract prices may be adjusted for changes in scope of work, new or changing laws and regulations and other events negotiated.

- Maximum price contract — A contract that provides at the outset for an initial target cost, an initial target profit and a price ceiling. The price is subject to cost adjustments incurred, but the adjustments generally do not exceed the price ceiling established in the contract. In addition, these contracts usually include provisions whereby we share cost savings with our clients.

- Unit-price contract — A contract under which we are paid a specified amount for every unit of work performed. A unit-price contract is essentially a firm fixed-price contract with the only variable being the number of units of work performed. Variations in unit-price contracts include the same type of variations as firm fixed-price contracts. We are normally awarded these contracts on the basis of a total price that is the sum of the product of the specified units and the unit prices.

U.S. Government contracts are typically awarded through competitive bidding or negotiations pursuant to federal acquisition regulations and may involve several bidders or offerors. Government contracts also typically have annual funding limitations and are limited by public sector budgeting constraints. Government contracts may be terminated at the discretion of the government agency with payment of compensation only for work performed and commitments made at the time of termination. In the event of termination, we generally receive some allowance for profit on the work performed. Many of these contracts are multi-year indefinite duration, indefinite quantity (IDIQ) agreements. These programs provide estimates of a maximum amount the agency expects to spend. Our program management and technical staffs work closely with the client to define the scope and amount of work required. Although these contracts do not initially provide us with any specific amount of work, as projects are defined, the work may be awarded to us without further competitive bidding. We generally include in our backlog an estimate of the work we expect to receive under these specific agreements.

Although we generally serve as the prime contractor on our federal government contracts, or as part of a joint venture, which is the prime contractor, we may also serve as a subcontractor to other prime contractors. With respect to bidding on large, complex environmental contracts, we have entered into and expect to continue to enter into joint venture or teaming arrangements with competitors.

U.S. Government contracts generally are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government's discretion. Government contracts are subject to specific procurement regulations and a variety of socio-economic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

Our continuing service agreements with customers expedite individual project contract negotiations through means other than the formal bidding process. These agreements typically contain a standardized set of purchasing terms and pre-negotiated pricing provisions and often provide for periodic price adjustments. Service agreements allow our customers to achieve greater cost efficiencies and reduced cycle times in the design and fabrication of complex piping systems for power generation, chemical and refinery projects. In addition, while these agreements do not typically contain committed volumes, we believe that these agreements provide us with a steady source of new projects and help minimize the impact of short-term pricing volatility and reduce our sales pursuit costs.

Environmental Matters

We are subject to numerous international, federal, state and local requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including those concerning emissions into the air, discharges into waterways, generation, storage, handling, treatment and disposal of hazardous materials and wastes. Environmental protection laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits and other approvals. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations.

The environmental, health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We believe we are in substantial compliance with all applicable environmental, health and safety laws and regulations. To date, our costs with respect to environmental compliance have not been material, and we have not incurred any material environmental liability. However, we can provide no assurance that we will not incur material environmental costs or liabilities in the future. For additional information on how environmental matters may impact our business, see Item 1A — Risk Factors.

In addition, under CERCLA and comparable state laws, we may be required to investigate and remediate hazardous substances and other regulated materials that have been released into the environment. CERCLA and comparable state laws typically impose joint and several liability without regard to whether a company knew of or caused the release of the materials, and liability for the entire cost of clean-up can be imposed upon any responsible party. We could also incur environmental liability at sites where we have been hired by potentially responsible parties (PRPs) to remediate contamination of the site. Some PRPs have from time to time sought to expand the reach of CERCLA, RCRA and similar state statutes to make the remediation contractor responsible for site cleanup costs in certain circumstances. These PRPs have asserted that environmental contractors are owners or operators of hazardous waste facilities or that the contractors arranged for treatment, transportation or disposal of hazardous substances. If we are held responsible under CERCLA or RCRA for damages caused while performing services or otherwise, we may be forced to incur cleanup costs directly, notwithstanding the potential availability of contribution or indemnification from other parties. Over the past several years, the EPA and other federal agencies have significantly constricted the circumstances under which they will indemnify their contractors against liabilities incurred in connection with the investigation and remediation of contaminated properties.

In response to recent scientific studies suggesting that emissions of carbon dioxide and other "greenhouse gases" may be contributing to global warming, the U.S. Congress is actively considering, and several states have already adopted, legislation to reduce emissions of greenhouse gases. In addition, the EPA is considering adopting regulations to control emissions of carbon dioxide in response to the U.S. Supreme Court's April 2007 decision in *Massachusetts, et al. v. EPA*. Any legislation or regulation restricting emissions of greenhouse gases could have a significant impact on our business. One potential negative impact is a reduction in demand for construction of new coal-fired power plants, but this impact could be offset by an increase in demand for construction of new nuclear power plants. It is not possible to predict at this time whether any such legislation or regulation would have an overall negative or positive impact on our business.

Available Information

We are a Louisiana corporation. Our executive offices are located at 4171 Essen Lane, Baton Rouge, Louisiana 70809. Our telephone number is 1-225-932-2500. All of our periodic report filings with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), are made available, free of charge, through our website located at http://www.shawgrp.com, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports. These reports are available through our website as soon as reasonably practicable after we electronically file with or furnish such material to the SEC. In addition, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C.

20549, or on the SEC's Internet website located at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room and the SEC's Internet website by calling the SEC at 1-800-SEC-0330.

Certifications

We will timely provide the annual certification of our Chief Executive Officer to the New York Stock Exchange (NYSE). We filed last year's certification on March 30, 2007. In addition, our Chief Executive Officer and Chief Financial Officer each have signed and filed the certifications under Section 302 of the Sarbanes-Oxley Act of 2002 with this Form 10-K.

Item 1A. *Risk Factors*

The dollar amount of our backlog of unfilled orders, as stated at any given time, is not necessarily indicative of our future revenues or earnings.

As of August 31, 2007, our backlog was approximately $14.3 billion. There can be no assurance that the revenues projected in our backlog will be realized or, if realized, will result in profits. Further, project terminations, suspensions or adjustments versus the original scope of our original estimates may occur with respect to contracts reflected in our backlog as discussed in more detail below.

Our backlog consists of projects for which we have signed contracts or commitments from customers, including contracts where there are legally binding agreements without the scope being defined. Commitments may be in the form of written contracts for specific projects, purchase orders or indications of the amounts of time and materials we need to make available for customers' anticipated projects. Our backlog includes expected revenue based on engineering and design specifications that may not be final and could be revised over time. Our backlog also includes expected revenues for government and maintenance contracts that may not specify actual dollar amounts of work to be performed. For these contracts, our backlog is based on an estimate of work to be performed based on our knowledge of customers' stated intentions or our historic experience.

Because of changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us. Material delays, cancellations or payment defaults could materially affect our financial condition, results of operation and cash flow, and may reduce the value of our stock.

Reductions in our backlog due to cancellation by a customer or for other reasons adversely affect, potentially to a material extent, the revenues and earnings we actually receive from contracts included in our backlog. Many of the contracts in our backlog provide for cancellation fees in the event customers cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenues for work performed prior to cancellation and a varying percentage of the profits we would have realized had the contract been completed. However, we typically have no contractual right upon cancellation to the total revenues reflected in our backlog. Projects may remain in our backlog for extended periods of time. If we experience significant project terminations, suspensions or scope adjustments to contracts reflected in our backlog, our financial condition, results of operation, and cash flow may be adversely impacted, and the value of our stock may be reduced.

Our results of operations depend on new contract awards, and the selection process and timing for performing these contracts are subject to contingencies beyond our control.

A substantial portion of our revenues is directly or indirectly derived from awards of large-scale domestic and international projects that can span several years. It is difficult to predict whether and when we will receive such awards due to the lengthy and complex bidding and selection process, which is affected by a number of factors, such as market conditions, financing arrangements, governmental approvals and environmental matters. Because a significant portion of our revenues is generated from large projects, our results of operations and cash flows can fluctuate from quarter to quarter depending on the timing of our contract awards. In addition, many of these contracts are subject to client financing contingencies and, as a result, we are subject to the risk that the customer will not be able to secure the necessary financing for the project, which could delay or result in the cancellation of the project.

The nature of our contracts, particularly fixed-price contracts, could adversely affect us.

Approximately 48% of our backlog as of August 31, 2007 was from cost-reimbursable contracts and the remaining 52% was from fixed-price contracts. Revenues and gross profit from cost-reimbursable, long-term contracts can be significantly affected by contract incentives/penalties that may not be known or finalized until the later stages of the contract term. Under fixed-price contracts, we agree to perform the contract for a fixed-price. While we benefit from costs savings and earnings from approved change orders, under fixed-priced contracts, we are generally unable to recover cost overruns to the approved contract price. Under certain fixed-price contracts, we share with the customer any savings up to a negotiated or target ceiling. When costs exceed the negotiated ceiling price, we may be required to reduce our fee or to absorb some or all of the cost overruns. Contract prices are established based, in part, on cost estimates that are subject to a number of assumptions, including future economic conditions, third party costs, estimated schedule to complete the work, availability of labor and materials. If these estimates prove inaccurate or circumstances change, cost overruns could occur, having a material adverse effect on our business and results of our operations. For example, our profit for these projects could decrease or we could experience losses if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts. We have incurred significant losses in the past three years on fixed-price contracts.

We enter into contractual agreements with customers for some of our engineering, procurement and construction services to be performed based on agreed upon reimbursable costs and labor rates. Some of these contracts provide for the customer's review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in reductions in reimbursable costs and labor rates previously billed to the customer.

Many of our contracts require us to satisfy specified design, engineering, procurement or construction milestones in order to receive payment for the work completed or equipment or supplies procured prior to achievement of the applicable milestone. As a result, under these types of arrangements, we may incur significant costs or perform significant amounts of services prior to receipt of payment. If the customer determines not to proceed with the completion of the project or if the customer defaults on its payment obligations, we may face difficulties in collecting payment of amounts due to us for the costs previously incurred or for the amounts previously expended to purchase equipment or supplies. In addition, many of our customers for large EPC projects are project-specific entities that do not have significant assets other than their interests in the EPC project. It may be difficult for us to collect amounts owed to us by these customers. If we are unable to collect amounts owed to us for these matters, we may be required to record a charge against earnings related to the project which could result in a material loss.

We estimate total contract costs in pricing our fixed-price contracts by incorporating assumptions to address inflation and fluctuations in market price for labor, equipment and materials. However, we cannot predict these variable components with certainty. As a result, we may incur total costs that exceed original estimates due to increased materials, labor or other costs, which could contribute to a lower than expected return or losses on our projects that are not governed by escalation clauses resulting in a material adverse effect on our results of operations and financial condition.

Our projects may encounter difficulties that may result in additional costs to us, including but not limited to, reductions in revenues, claims, disputes and the payment of damages.

Our projects generally involve complex design and engineering, significant procurement of equipment and supplies and extensive construction management. We may encounter difficulties in the design or engineering, equipment and supply delivery, schedule changes and other factors, some of which are beyond our control, that impact our ability to complete the project in accordance with the original delivery schedule. In addition, we generally rely on third-party equipment manufacturers as well as third-party subcontractors to assist us with the completion of our contracts. In some cases, the equipment we purchase for a project or that is provided to us by the customer does not perform as expected, and these performance failures may result in delays in completion of the project or additional costs to us or the customer and, in some cases, may require us to obtain alternate equipment at additional cost. Any delay by subcontractors to complete their portion of the project, or any failure by a subcontractor to satisfactorily complete its portion of the project, as well as other factors beyond our control, may result in delays in the overall progress of the project or cause us to incur additional costs, or both. These delays and additional costs may be substantial, and we may be required to compensate the customer for these delays. While we may recover these additional costs from the responsible vendor, subcontractor or other third-party, we may not be able to recover all of these costs in all circumstances.

In addition, some contracts may require our customers to provide us with design or engineering information or with equipment or materials to be used on the project. In some cases, the customer may provide us with deficient design or engineering information or equipment or may provide the information or equipment to us later than required by the project schedule. The customer may also determine, after commencement of the project, to change various elements of the project. We are subject to the risk that we might be unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for the additional work or expenses incurred due to customer requested change orders or failure by the customer to timely provide required items. A failure to obtain adequate compensation for these matters could require us to record an adjustment to amounts of revenues and gross profit that were recognized in prior periods. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition.

Our use of the percentage-of-completion accounting method could result in a reduction or elimination of previously reported profits.

As more fully discussed in Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 1 — Description of Business and Summary of Significant Accounting Policies of our consolidated financial statements in Item 8 — Financial Statements and Supplementary Data, a substantial portion of our revenues are recognized using the percentage-of-completion method of accounting, which is a standard method for EPC contracts. The percentage-of-completion accounting practices that we use result in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Although a significant portion of our contracts are cost-reimbursable and our financial loss exposure on cost-reimbursable contracts is generally limited, the loss provisions or adjustments to the contract profit and loss resulting from future changes in our estimates or contract penalty provisions could be significant and could result in a reduction or elimination of previously recognized earnings or result in losses. In certain circumstances, these adjustments could be material to our operating results.

Our projects expose us to potential professional liability, product liability, warranty and other claims.

We engineer, construct and perform services in large industrial facilities where accidents or system failures can be disastrous. Any catastrophic occurrences in excess of insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us. In addition, under some of our contracts, we must use new metals or processes for producing or fabricating pipe for our customers. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs.

Further, the engineering and construction projects we perform expose us to additional risks including equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems, each of which could significantly impact our performance and materially impact our financial statements. In addition, once our construction is complete, we may face claims with respect to the performance of these facilities, which could materially impact our financial statements.

Our failure to meet schedule or performance requirements of our contracts could adversely affect our profitability.

In certain circumstances, we guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in a reduction of revenues or additional costs, and these additional costs could exceed projected profits. Our revenues could be reduced by liquidated damages paid under contractual penalty provisions, which can be substantial and can accrue on a daily basis. In addition, our actual costs could exceed our projections. Performance problems for existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within our industry and our client base. For examples of the kinds of claims which may result from liquidated damages provisions and cost overruns, see Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives to our consolidated financial statements included in Part II, Item 8 — Financial Statements and Supplementary Data.

Our dependence on joint venture or consortium partners, subcontractors and equipment manufacturers could expose us to the risk of loss.

We rely on third-party partners, equipment manufacturers as well as third-party subcontractors to complete our projects. To the extent our partners cannot execute their portion of the work or we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. Our inability to obtain materials from these suppliers could jeopardize our ability to timely complete a project or realize a profit. In addition, if a partner, subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials were needed.

If our partners fail to perform their contractual obligations on a project, we could be exposed to loss of reputation and additional financial performance obligations that could result in reduced profits or, in some cases, significant losses.

We often enter into joint ventures as part of our environmental and engineering, procurement and construction businesses so that we can jointly bid and perform on a particular project. The success of these and other joint ventures depends, in large part, on the satisfactory performance of the contractual obligations by our joint venture partners. If our partners do not meet their obligations, the joint venture may be unable to adequately perform and deliver its contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture, which could also affect our reputation in the industries we serve.

Demand for our products and services is cyclical and vulnerable to downturns in the industries to which we market our products and services.

The industries we serve historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies. Consequently, our results of operations have fluctuated and may continue to fluctuate depending on the demand for products and services from these industries.

The U.S. government can audit and disallow costs reimbursed under our government contracts and can terminate contracts without cause.

We are a major provider of services to U.S. governmental agencies and therefore are exposed to risks associated with government contracting, including reductions in government spending, cancelled or delayed appropriations specific to our projects, heightened competition and modified or terminated contracts, which could have a material adverse effect on our business. For the fiscal year ended August 31, 2007, 18% of our backlog is with U.S. governmental agencies.

Government customers typically can terminate or modify contracts with us at their convenience. As a result, our backlog may be reduced or we may incur a loss if a government agency decides to terminate or modify a contract.

We are the subject of audits, cost reviews and investigations by government contracting oversight agencies. During the course of an audit, the oversight agency may disallow costs. Cost disallowances may result in adjustments to previously reported revenues and may require refunding previously collected cash proceeds.

In addition, our failure to comply with the terms of one or more of our government contracts or government regulations and statutes could result in our being suspended or barred from future government projects for a significant period of time and possible civil or criminal fines and penalties and the risk of public scrutiny of our performance, each of which could have a material adverse effect on our business.

Each year some government contracts may be dependent on the legislative appropriations process. If legislative appropriations are not made in subsequent years of a multiple-year government contract, we may not realize all of our potential revenues and profits from that contract.

Legislatures typically appropriate funds on a year-by-year basis, while contract performance may take more than one year. As a result, contracts may be only partially funded, and we may not realize all of our potential revenues and profits from a contract with the government. Appropriations, and the timing of payment, may be influenced by, among other things, the state of the economy, competing political priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with accounting principles generally accepted in the U.S. (GAAP), management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include, among other things:

- contract costs and profits and application of the percentage-of-completion method of accounting;
- revenues recognized, and reduction of costs recognized, as a result of contract claims;
- recoverability of inventory and application of lower of cost or market accounting;
- provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, vendors and others;
- provisions for income taxes and related valuation allowances;
- recoverability of goodwill;
- recoverability of other intangibles and related estimated lives;
- valuation of assets acquired and liabilities assumed in connection with business combinations;
- valuation of defined benefit pension plans; and
- accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could differ materially from our estimates. Changes in reported amounts may be recorded in future periods.

Risks related to our Investment in Westinghouse could have an adverse effect on us.

We incur significant interest cost on the Westinghouse bonds that we issued to finance this acquisition. We can provide no assurance that we will receive dividends from our investment in an amount sufficient to cover these costs.

While we have significant influence as a member on the board of Westinghouse acquisition companies, we generally do not have any rights to control the outcome of material decisions and activities related to the Westinghouse business. In addition, we have limited access to and ability to disclose the details of the Westinghouse business and its operations.

We are subject to certain limitations on our ability to sell our investment without the approval of the other shareholders. In addition, under the terms of our shareholders' agreements relating to the Westinghouse investment, the other shareholders of Westinghouse would have a right to require us to sell our shares to them if we undergo certain change of control events or if we go bankrupt. In addition, when the bonds for our investment matures in 2013 (or earlier in the event of certain defaults), we will be required to either refinance such indebtedness or to exercise our put option to sell our investment back to Toshiba. As a result, we could lose some or all of our investment in Westinghouse.

Although we have obtained certain exclusive rights to participate in Westinghouse advanced passive AP 1000 nuclear plant projects and preferred rights to provide other services, we can provide no assurance that we will obtain significant business from this arrangement.

Non-compliance with covenants in our Credit Facility, without waiver or amendment from the lenders, could adversely affect our ability to borrow under the Credit Facility.

Our Credit Facility contains certain financial covenants, including a leverage ratio, a minimum fixed-charge coverage ratio and a defined minimum net worth. In addition, we are required to file our quarterly and annual reports with the SEC on a timely basis. The defined terms used in calculating the financial covenants require us to follow GAAP, which requires the use of judgments and estimates, and may change from time to time based on new accounting pronouncements. We may not be able to satisfy these ratios, especially if our operating results fall below management's expectations as a result of, but not limited to, the impact of other risk factors that may have a negative impact on our future earnings. Additionally, we may not be able to file our SEC reports on a timely basis. See Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources for a discussion of our Credit Facility.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our Credit Facility, and we can provide no assurance that we will be able to obtain the necessary waivers or amendments from our lenders to remedy a default. In the event of any default not waived, the lenders under our Credit Facility are not required to lend any additional amounts or issue letters of credit and could elect to declare any outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, or require us to apply all of our available cash to repay any borrowings then outstanding and cash collateralize any outstanding letters of credit at the time of default. If we are unable to repay borrowings with respect to our Credit Facility when due, our lenders could proceed against their collateral, which consists of substantially all of our assets, including property, equipment and real estate. If any future indebtedness under our Credit Facility is accelerated, we can provide no assurance that our assets would be sufficient to repay such indebtedness in full. As of August 31, 2007, we had no outstanding borrowings under the Credit Facility with outstanding letters of credit inclusive of both domestic financial and domestic performance of approximately $731.0 million.

In addition, we have entered into indemnity agreements with our sureties that contain cross-default provisions. Accordingly, in the event of a default under our Credit Facility, we would need to obtain a waiver from our sureties or an amendment to our indemnity agreements. We can provide no assurance that we would be successful in obtaining an amendment or waiver.

Restrictive covenants in our Credit Facility may restrict our ability to pursue our business strategies.

Our Credit Facility restricts on our ability to, among other things:

- incur additional indebtedness or contingent obligations;
- issue preferred stock;
- pay dividends or make distributions to our shareholders;
- repurchase or redeem our capital stock or subordinated indebtedness;
- make investments;
- create liens;
- enter into sale/leaseback transactions;
- incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;
- make capital expenditures;
- enter into transactions with our shareholders and affiliates;
- sell and pledge assets; and
- acquire the assets of, or merge or consolidate with, other companies or transfer all or substantially all of our assets.

As discussed above, our Credit Facility requires us to maintain certain financial ratios, including a leverage ratio, a minimum fixed-charge coverage ratio and a defined minimum net worth. We may not be able to satisfy these ratios, especially if our operating results fall below management's expectations. In addition, in order to remain in compliance with the covenants in our Credit Facility, we may be limited in our flexibility to take actions resulting in non-cash charges, such as settling our claims. These covenants may also impair our ability to engage in favorable business activities and our ability to finance future operations or capital needs in furtherance of our business strategies.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in an event of default under our Credit Facility. For additional information, see "Non-compliance with covenants in our Credit Facility, without waiver or amendment from the lenders, could adversely affect our ability to borrow under the Credit Facility" above.

Because of the capital-intensive nature of our business, we are vulnerable to reductions in our liquidity.

Our operations could require us to utilize large sums of working capital, sometimes on short notice and sometimes without assurance of recovery of the expenditures. Circumstances or events could create large cash outflows related to losses resulting from fixed-price contracts, environmental liabilities, litigation risks, unexpected costs or losses resulting from acquisitions, contract initiation or completion delays, political conditions, customer payment problems, foreign exchange risks, professional and product liability claims, among others. We cannot provide assurance that we will have sufficient liquidity or the credit capacity to meet all of our cash needs if we encounter significant working capital requirements as a result of these or other factors.

Insufficient liquidity could have important consequences to us. For example, we could:

- have less operating flexibility due to restrictions that could be imposed by our creditors, including restrictions on incurring additional debt, creating liens on our properties and paying dividends;
- have less success in obtaining new contracts if our sureties or our lenders limited our ability to provide new performance bonds or letters of credit for our projects;
- be required to dedicate a substantial portion of our cash flows from operations to the repayment of debt and the interest associated with that debt;

- incur increased lending fees, costs and interest rates; and
- experience difficulty in financing future acquisitions and/or continuing operations.

In addition, our inability to comply with the required financial ratios under the terms of our Credit Facility could result in a default under our Credit Facility. For additional information, see Note 8 — Long-Term Debt and Revolving Lines of Credit included in Part II, Item 8 — Financial Statements and Supplementary Data.

Our borrowing levels and debt service obligations could adversely affect our financial condition and impair our ability to fulfill our obligations under our Credit Facility.

As of August 31, 2007, we had total outstanding indebtedness of approximately $1,104.5 million, approximately $1,087.4 million of which relates to our investment in Westinghouse and is of limited recourse to us. In addition, as of August 31, 2007, letters of credit, domestic and foreign, issued for our account in an aggregate amount of $752.3 million were outstanding and we had no borrowings under our Credit Facility. Our indebtedness could have important consequences, including the following:

- requiring us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, which reduces the cash available for other business purposes;
- limiting our ability to obtain additional financing and creating additional liens on our assets;
- limiting our flexibility in planning for, and reacting to, changes in our business;
- placing us at a competitive disadvantage if we are more leveraged than our competitors;
- making us more vulnerable to adverse economic and industry conditions; and
- restricting us from making additional investments or acquisitions.

To the extent that new debt is incurred in addition to our current debt levels, the leverage risks described above would increase.

Our ability to obtain adequate bonding and, as a result, to bid on new work could have a material adverse effect on our future revenues and business prospects.

In certain circumstances, customers may require us to provide credit enhancements, including bonds or letters of credit. In line with industry practice, we are often required to provide performance and surety bonds to customers. These bonds and letters of credit indemnify the customer if we fail to perform our obligations under the contract. If security is required for a particular project and we are unable to obtain a bond or letter of credit on terms commercially acceptable to us, we cannot pursue that project. We have a letter of credit and a bonding facility but, as is typically the case, the issuance of bonds under our surety facility is at the surety's sole discretion. Moreover, due to events that affect the insurance and bonding markets generally, bonding may be more difficult to obtain in the future or may only be available at significant additional cost. There can be no assurance that bonds or letters of credit will continue to be available to us on commercially reasonable terms.

Downgrades by rating agencies may require us to modify existing bonding facilities or obtain new bonding facilities.

In the event our debt ratings are lowered by Moody's Investors Service or Standards and Poor's it might be more difficult for us to obtain surety bonding for new projects in the future, and we may be required to increase or provide additional cash collateral to obtain these surety bonds, which would reduce our available cash and could impact our ability to renew or increase availability under our Credit Facility. Any new or modified bonding facilities might not be on terms as favorable as those we have currently and we could also be subject to increased costs of capital and interest rates.

We are currently the subject of an SEC informal inquiry that could adversely affect our business.

On June 1, 2004, we were notified by the Staff of the SEC that the Staff is conducting an informal inquiry relating to our financial statements. The SEC has not advised us as to either the reason for the inquiry or its precise scope. However, the initial requests for information we received appear to relate primarily to the purchase method of accounting for various acquisitions. We have cooperated fully with the SEC during the course of the inquiry, including providing documents and responding to requests for voluntary production, as well as conducting a detailed review of our accounting for our acquisitions, and we will continue to do so.

Subsequent to an internal review that led to the restatement of our financial statements for the second quarter of fiscal year 2006, as reflected in our Current Report on Form 8-K filed on July 10, 2006, the SEC also requested information related to the restatement. This included information regarding the clerical error in the computation of the amount of revenue recognized on a construction contract and the misapplication of GAAP in our accounting for a minority interest in a joint venture. We provided the information requested.

The SEC's review may have additional consequences independent of the inquiry, including further restatement of our financial results for past periods. In addition, if the SEC takes further action, it may escalate the informal inquiry into a formal investigation, which may result in an enforcement action or other legal proceedings against us and members of our management. Responding to such actions or proceedings has been and could continue to be costly and could divert the efforts and attention of our management team. If any action or proceeding is resolved unfavorably to us or any of our management, we or they could be subject to injunctions, fines, increased review and scrutiny by regulatory authorities and other penalties or sanctions, including criminal sanctions, that could materially and adversely affect our business operations, financial performance, liquidity and future prospects and materially adversely affect the trading market and price of our stock. Any unfavorable actions could also result in private civil actions, loss of key personnel or other adverse consequences.

Lawsuits and regulatory proceedings could adversely affect our business.

From time to time, our directors and certain of our current and former officers are named as a party to lawsuits and regulatory proceedings. A discussion of these lawsuits appears in Note 13 — Contingencies and Commitments included in Part II, Item 8 — Financial Statements and Supplementary Data. Although it is not possible at this stage to predict the likely outcome of these actions, an adverse result in any of these lawsuits could have a material adverse effect on us.

Litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim that is successfully asserted against us could result in significant damage claims and other losses. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which could adversely affect our financial condition, results of operations or cash flows. For additional information, see Note 13 — Contingencies and Commitments and Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives.

Our environmental and infrastructure operations may subject us to potential contractual and operational costs and liabilities.

Many of our E&I segment customers attempt to shift financial and operating risks to the contractor, particularly on projects involving large scale environmental remediation and/or projects where there may be a risk that the contamination could be more extensive or difficult to resolve than previously anticipated. In this competitive market, customers increasingly seek to have contractors accept greater risks of performance, liability for damage or injury to third parties or property and liability for fines and penalties. Prior to our acquisition of the IT Group, the IT Group was involved in claims and litigation involving disputes over such issues. Therefore, it is possible that we could also become involved in similar claims and litigation in the future as a result of our acquisition of the assets of IT Group and our participation in separate environmental and infrastructure contracts.

Environmental management contractors also potentially face liabilities to third parties for property damage or personal injury stemming from exposure to or a release of toxic, hazardous or radioactive substances in connection with a project performed for customers. These liabilities could arise long after completion of a project. Although the risks we face in our anthrax and other biological agent decontamination work are similar to those faced in our toxic chemical emergency response business, the risks posed by attempting to detect and remediate these biological agents may include risks to our employees, subcontractors and others and may be affected should our detection and remediation prove less effective than anticipated.

Because biological contamination is difficult to evaluate and highly variable, there may be unknown risks involved; and in some circumstances, there may be no types of standard protocols for dealing with these risks. The risks we face with respect to biological agents may also include the potential ineffectiveness of developing technologies to detect and remediate the contamination, claims for infringement of these technologies, difficulties in working with the smaller, specialized firms that may own these technologies and have detection and remediation capabilities, our ability to attract and retain qualified employees and subcontractors in light of these risks, the high profile nature of the work and the potential unavailability of insurance and indemnification.

We are exposed to certain risks associated with our integrated environmental solutions businesses.

Certain subsidiaries within our E&I division are engaged in two similar programs that may involve assumption of a client's environmental remediation obligations and potential claim obligations. One program involves our subsidiary, LandBank, which was acquired in the IT Group acquisition. Under this program, LandBank purchases and then remediates and/or takes other steps to improve environmentally impaired properties, with a goal of selling the improved property at a price greater than the combined cost of acquisition and remediation. The second program is operated by our subsidiary, Shaw Environmental Liability Solutions, LLC, which contractually assumes responsibility for environmental matters at a particular site or sites and provides indemnifications for defined cleanup costs and post closing third party claims in return for compensation by the client. These subsidiaries may operate and/or purchase and redevelop environmentally impaired property. As the owner or operator of these properties, we may be required to clean up all contamination at these sites even if we did not place the contamination there. While we attempt to reduce our exposure to unplanned risks through the performance of environmental due diligence, the use of liability protection provisions of federal laws like the Brownfields Revitalization Act and similar state laws and the purchase of environmental and cost cap insurance coverage or other risk management products, we can provide no assurance that our risk management strategies and these products and laws will adequately protect us in all circumstances or that no material adverse impact will occur.

Our ability to be profitable in this type of business also depends on our ability to accurately estimate cleanup costs. While we engage in comprehensive engineering and cost analyses, if we materially underestimate the required cost of cleanup at a particular project, our underestimation could materially adversely affect us. Further, the continued growth of this type of business is dependent upon the availability of environmental liability and remediation cost cap insurance or other risk management products. We can provide no assurance that such products will continue to be available to us in the future or, if it is available, at commercially reasonable terms. Moreover, environmental laws and regulations governing the cleanup of contaminated sites are constantly changing. We cannot predict the effect of future changes to these laws and regulations on our LandBank and Environmental Liability Solutions businesses. Additionally, when we purchase real estate in this business, we are subject to many of the same risks as real estate developers, including the timely receipt of building and zoning permits, construction delays, the ability of markets to absorb new development projects, market fluctuations and the ability to obtain additional equity or debt financing on satisfactory terms, among others.

The limitation or the modification of the Price-Anderson Act's indemnification authority could adversely affect our business.

The Price-Anderson Act (PAA) comprehensively regulates the manufacture, use and storage of radioactive materials, while promoting the nuclear energy industry by offering broad indemnification to nuclear energy plant operators and DOE contractors. Because we provide services for the DOE relating to its nuclear weapons facilities and the nuclear energy industry in the ongoing maintenance and modification, as well as decontamination and decommissioning, of its nuclear energy plants, we are entitled to the indemnification protections under the PAA. Although the PAA's indemnification provisions are broad, it does not apply to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for the DOE and the nuclear energy industry. If the indemnification authority does not extend to all of our services, our business could be adversely affected by either a refusal of new facilities operations to retain us or our inability to obtain commercially adequate insurance and indemnification.

Environmental factors and changes in laws and regulations could increase our costs and liabilities and affect the demand for our services.

In addition to the environmental risks described above relating to the businesses acquired from IT Group and our environmental remediation business, our operations are subject to environmental laws and regulations, including those concerning:

- emissions into the air;
- discharges into waterways;
- generation, storage, handling, treatment and disposal of waste materials and hazardous substances; and
- health and safety.

Our projects often involve highly regulated materials, including hazardous and nuclear materials and wastes. Environmental laws and regulations generally impose limitations and standards relating to the use, handling, discharge or disposal of regulated materials and require us to obtain a permit and comply with various other requirements. The improper characterization, use, handling, discharge or disposal of regulated materials or any other failure to comply with federal, state and local environmental laws and regulations or associated environmental permits may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to perform under existing contracts.

The environmental, health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of any future changes to these laws and regulations on us. We do not yet know the full extent, if any, of environmental liabilities associated with many of our properties undergoing or scheduled to undergo site restoration, as well as any liabilities associated with the assets we acquired from Stone & Webster and IT Group. We can provide no assurance that our operations will continue to comply with future laws and regulations and that such noncompliance would not materially adversely affect us. The U.S. Congress is actively considering, and several states have already adopted, legislation to reduce emissions of carbon dioxide and other "greenhouse gases" believed to be contributing to warming of the Earth's atmosphere. It is not possible to predict at this time whether or when greenhouse gas emission controls will be implemented, but it is possible that such controls could have a significant impact on our business in the future.

The level of enforcement of these laws and regulations also affects the demand for many of our services, since greater or more vigorous enforcement of environmental requirements by governmental agencies creates greater demand for our environmental services. Any perception among our customers that enforcement of current environmental laws and regulations has been or will be reduced decreases the demand for some services. Future changes to environmental, health and safety laws and regulations or to enforcement of those laws and regulations could result in increased or decreased demand for some of our services. The ultimate impact of the proposed changes will depend upon a number of factors, including the overall strength of the economy and clients' views on the cost-effectiveness of remedies available under the changed laws and regulations. If proposed or enacted changes materially reduce demand for our environmental services, our results of operations could be adversely affected.

For additional information, see Part I, Item 1 — Business.

Development and construction risks and other risks associated with our military family housing privatization contracts could impact our profitability and cause a loss of our investment.

Development and construction activities conducted through various joint ventures with one strategic partner expose us to risks, including:

- our ability to obtain necessary permitting, land-use, building, occupancy and other required governmental permits and authorizations on a timely basis, which could result in increased development costs;
- the incurrence of construction costs related to new construction or renovations that exceed original estimates due to increased materials, labor or other costs, which costs could contribute to a lower than expected return;
- our ability to complete construction of a property on schedule and meet financial goals for development; and
- the incurrence of higher construction costs or experience in project delays if we are not successful in forming strategic alliances with key material suppliers and vendors.

Other risks directly associated with our military family housing privatization contracts with the DOD include:

- our ability to obtain the necessary levels of occupancy and rents, which could result in lower than expected returns and, in some cases, losses. Rents are determined by the U.S. Congress annually through appropriations for Basic Allowance for Housing (BAH) for all of the branches of the U.S. military. We cannot be assured that the appropriations each year will occur on a timely basis, or that the amount of BAH appropriations will be sufficient to keep up with escalations in the cost of living expenses. Congress may change the law and the DOD can revise its procedures at any time. We cannot be assured that such changes will not be made and, if changes are made, such changes may have a material adverse effect on the level of our income generated by our privatization projects, if rental income is not sufficient to cover project debt service requirements the joint venture may need to supplement income from fees or other sources; and
- our ability to guarantee that the military bases where we have military family housing projects will remain active or that their functions and/or staffing levels will not be materially reduced such that we will be unable to lease military family housing units to members of the U.S. military. The DOD has, from time to time, closed military bases and realigned and/or reduced the functions and staffing levels at certain bases under the Base Realignment and Closure (BRAC) initiative.

Ultimately, these risks could have an adverse effect on our profitability and expose us to possible losses as well as the loss of our investment in these military family housing privatizations. During fiscal year 2007, we contributed $4.0 million to these housing privatizations and recorded impairment losses of approximately $44.0 million pre-tax.

Our working capital requirements may increase as a result of our work associated with the military family housing privatization market.

Military family housing privatization contracts require initial capital contributions in the early stages of the project, and ultimately, permanent financing from a third party lender. In addition, because occupancy rates and rents at a newly developed property may fluctuate depending on a number of factors, including market and economic conditions, we may be unable to meet our profitability goals for a particular property.

Our dependence on one or a few customers could adversely affect us.

Due to the size of our engineering and construction projects, one or a few clients have historically and may in the future, contributed a substantial portion of our consolidated revenues. For additional information about our major customers, see Note 14 — Business Segments included in Part II, Item 8 — Financial Statements and Supplementary Data. Similarly, our backlog frequently reflects multiple projects for individual clients; therefore, one major customer may comprise a significant percentage of our backlog at a point in time. For additional information about major customers included in our backlog, see Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations.

Because these significant customers generally contract with us for specific projects, we may lose these customers from year to year as their projects with us are completed. If we do not replace them with other customers or other projects, our business could be materially adversely affected.

Additionally, we have long-standing relationships with many significant customers, including customers with which we have alliance agreements that have preferred pricing arrangements. However, our contracts with these customers are on a project by project basis, and they may unilaterally reduce or discontinue their business with us at any time. The loss of business from any one of these customers could have a material adverse effect on our business or results of operations.

If we experience delays and/or defaults in customer payments, we could be unable to recover all expenditures.

Because of the nature of our contracts, at times we may commit our financial resources to projects prior to receiving payments from the customer in amounts sufficient to cover expenditures on the projects as they are incurred. Delays in customer payments may require us to make a working capital investment. If a customer defaults in making its payments on a project in which we have devoted significant financial resources, it could have a material adverse effect on our business or results of operations.

We face substantial competition in each of our business segments.

In our E&I segment, we compete with a diverse array of small and large organizations, including national and regional environmental management firms, national, regional and local architectural, engineering and construction firms, environmental management divisions or subsidiaries of international engineering, construction and systems companies and waste generators that have developed in-house capabilities. Increased competition in this business segment, combined with changes in client procurement procedures, has resulted in changes in the industry, including among other things, lower contract profits, more fixed-price or unit-price contracts and contract terms that may increasingly require us to indemnify our clients against damages or injuries to third parties and property and environmental fines and penalties. We believe, therefore, these market conditions may require us to accept more contractual and performance risk than we have historically accepted for our E&I segment to be competitive. In addition, the entry of large systems contractors and international engineering and construction firms into the environmental services industry has increased competition for major federal government contracts and programs, which have been a primary source of revenue in recent years for our E&I business. There can be no assurance that our E&I segment will be able to compete successfully.

In our Fossil and Nuclear, E&C and Maintenance segments, we face competition from numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed businesses, both privately and publicly held, including many major energy equipment manufacturers and engineering and construction companies, some engineering companies, internal engineering departments at utilities and some of our customers.

In our F&M segment, we face substantial competition on a domestic and international level. In the U.S., there are a number of smaller pipe fabricators. Internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do. As a result, they could exercise influence with suppliers and negatively impact our ability to obtain raw materials.

Political and economic conditions in foreign countries in which we operate could adversely affect us.

Approximately 21% of our fiscal year 2007 revenues were attributable to projects in international markets, some of which are subject to political unrest and uncertainty. The services we provide to our customers internationally have created several challenges, including identifying, recruiting and retaining qualified subcontractors and personnel, the safety of our employees and subcontractors and the increased working capital demands. It is possible that our employees and subcontractors may suffer injury or death, repatriation problems or other unforeseen costs and risks in the course of their international projects, which could negatively impact our operations.

In addition to the specific challenges we face internationally, international contracts, operations and expansion expose us to risks inherent in doing business outside the U.S., including:

- uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;
- the lack of well-developed legal systems and less established or traditional business practices in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;
- security and safety of employees and subcontractors;
- expropriation of property;
- restrictions on the right to convert or repatriate currency;
- political risks, including risks of loss due to civil strife, acts of war, guerrilla activities and insurrection;
- greater risk of uncollectible accounts and longer collection cycles;
- currency fluctuations;
- logistical and communications challenges;
- potential adverse changes in laws and regulatory practices, including embargoes, export license requirements, trade barriers, increased tariffs and taxes;
- changes in labor conditions;
- exposure to liability under the Foreign Corrupt Practices Act; and
- general economic and political conditions in foreign markets.

Work stoppages and other labor problems could adversely affect us.

Approximately 4,000 of our employees are represented by labor unions. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. From time to time, we have also experienced attempts to unionize our non-union shops. While these efforts have achieved limited success to date, we cannot provide any assurance that we will not experience additional union activity in the future.

Foreign exchange risks may affect our ability to realize a profit from certain projects or to obtain projects.

We generally attempt to denominate our contracts in U.S. dollars. However, we enter into contracts denominated in a foreign currency. This practice subjects us to foreign exchange risks, particularly to the extent contract revenues are denominated in a currency different than the contract costs. We attempt to minimize our exposure from foreign exchange risks by obtaining escalation provisions for projects in inflationary economies, matching the contract revenues currency with the contract costs currency or entering into hedge contracts when there are different currencies for contract revenues and costs. However, these actions will not always eliminate all foreign exchange risks.

Additionally, our debt used to fund our investment in Westinghouse is Japanese Yen (JPY) denominated. As the U.S. dollar versus JPY exchange rate changes, the amount of U.S. dollars required to service this debt will change.

Our earnings could be negatively impacted if we write off a significant amount of intangible assets or long-lived assets.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $514.0 million as of August 31, 2007. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. We also have long-lived assets consisting of property and equipment and other identifiable intangible assets of $247.2 million as of August 31, 2007, which are reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized intangible assets or long-lived assets occurs, that determination would require us to write off a substantial portion of our assets and would negatively affect our earnings and could adversely impact our stock price.

We may incur unexpected liabilities associated with acquisitions.

In July 2000, we acquired substantially all of the operating assets and assumed certain liabilities of Stone & Webster, Inc., and during fiscal year 2002, we acquired substantially all of the operating assets and assumed certain liabilities of The IT Group, Inc. We believe, pursuant to the terms of the agreements for the Stone & Webster and IT Group asset acquisitions that we assumed only certain liabilities specified in those agreements. In addition, those agreements provide that certain other liabilities, including but not limited to, certain outstanding borrowings, certain leases, certain contracts in process, completed contracts, claims or litigation that relate to acts or events occurring prior to the acquisition date, and certain employee benefit obligations are specifically excluded from our transactions. There can be no assurance, however, that we do not have any exposure related to the excluded liabilities.

In addition, some of the former owners of companies we have acquired are contractually required to indemnify us against liabilities related to the operation of their companies before we acquired them and for misrepresentations made by them in connection with the acquisitions. In some cases, these former owners may not have the financial ability to meet their indemnification responsibilities. If this occurs, we may incur unexpected liabilities.

Any of these unexpected liabilities could have a material adverse effect on us and our financial condition.

Difficulties integrating our acquisitions could adversely affect us.

From time to time, we acquire businesses and assets to pursue market opportunities, increase our existing capabilities and expand into new areas of operation. We plan to pursue select acquisitions in the future. We may encounter difficulties integrating our future acquisitions and in successfully managing the growth we expect from the acquisitions. Our expansion into new business areas may also expose us to additional business risks that are different from those we have traditionally experienced. To the extent we encounter problems in identifying acquisition risks or integrating our acquisitions, our business could be materially adversely affected. Because we may pursue acquisitions globally and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight, each of which could adversely impact our operations and internal controls.

Our failure to attract and retain qualified personnel, including key officers, could have an adverse effect on us.

Our ability to attract and retain qualified engineers, scientists and other professional personnel in accordance with our needs, either through direct hiring or acquisition of other firms employing such professionals, is an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers and craftsmen in our pipe fabrication and construction businesses. Demand for these workers can at times be high and the supply extremely limited.

Item 2. *Properties*

Our principal properties (those where we occupy over 35,000 square feet) at August 31, 2007 are as follows:

Location	Description	Segment Using Property	Owned / Leased
Baton Rouge, LA	Corporate Headquarters	Corporate	Leased
Addis, LA	Fabrication Facility	F&M	Owned
Askar, Bahrain	Office Building	F&M	Leased
Baton Rouge, LA	Office Building	E&I	Leased
Cambridge, MA	Office Building	E&C	Leased
Centennial, CO	Office Building	Fossil & Nuclear/E&I	Leased
Charlotte, NC	Office Building	Fossil & Nuclear	Leased
Cherry Hill, NJ	Office Building	E&I/Fossil & Nuclear	Leased
Clearfield, UT	Fabrication and Manufacturing	F&M	Leased
Concord, CA	Office Building	E&I	Leased
Decatur, GA	Warehouse	F&M	Leased
Delcambre, LA	Manufacturing Facility	Maintenance	Owned
Derby, United Kingdom	Manufacturing Facility	Fossil & Nuclear	Owned
El Dorado, AR	Manufacturing Facility	F&M	Owned
Findlay, OH	Office Building & Storage	E&I	Leased
Houston, TX	Office Building	E&C	Leased
Houston, TX	Pipe Fittings Distribution Facility	F&M	Leased
Irvine, CA	Office Building	E&I	Leased
Knoxville, TN	Office Building & Laboratory	E&I	Leased
Knoxville, TN	Warehouse	E&I	Leased
LaPorte, TX	Manufacturing Facility	Maintenance	Owned
Laurens, SC	Pipe Fabrication Facility	F&M	Owned
Maracaibo, Venezuela	Pipe Fabrication Facility	Maintenance	Owned
Milton Keynes, United Kingdom	Office Building	E&C	Leased
Monroeville, PA	Office Building & Storage	E&I	Leased
New Brunswick, NJ	Manufacturing Facility	F&M	Leased
New York, NY	Office Building	E&I	Leased
Norwood, OH	Office Building	E&I	Owned
Prairieville, LA	Pipe Fabrication Facility	F&M	Owned
Shreveport, LA	Manufacturing Facility	F&M	Owned
Shreveport, LA	Piping Components & Manufacturing Facility	F&M	Owned
Stoughton, MA	Office Building	Fossil & Nuclear/E&C	Leased
Toronto, Canada	Office Building	E&C	Leased
Trenton, NJ	Office Building	Fossil & Nuclear/E&I	Leased
Tulsa, OK	Pipe Fabrication Facility	F&M	Owned
Walker, LA	Office Building & Warehouse	F&M	Owned
Walker, LA	Pipe Fabrication Facility	F&M	Owned
West Monroe, LA	Pipe Fabrication Facility	F&M	Owned

Our earnings could be negatively impacted if we write off a significant amount of intangible assets or long-lived assets.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $514.0 million as of August 31, 2007. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. We also have long-lived assets consisting of property and equipment and other identifiable intangible assets of $247.2 million as of August 31, 2007, which are reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized intangible assets or long-lived assets occurs, that determination would require us to write off a substantial portion of our assets and would negatively affect our earnings and could adversely impact our stock price.

We may incur unexpected liabilities associated with acquisitions.

In July 2000, we acquired substantially all of the operating assets and assumed certain liabilities of Stone & Webster, Inc., and during fiscal year 2002, we acquired substantially all of the operating assets and assumed certain liabilities of The IT Group, Inc. We believe, pursuant to the terms of the agreements for the Stone & Webster and IT Group asset acquisitions that we assumed only certain liabilities specified in those agreements. In addition, those agreements provide that certain other liabilities, including but not limited to, certain outstanding borrowings, certain leases, certain contracts in process, completed contracts, claims or litigation that relate to acts or events occurring prior to the acquisition date, and certain employee benefit obligations are specifically excluded from our transactions. There can be no assurance, however, that we do not have any exposure related to the excluded liabilities.

In addition, some of the former owners of companies we have acquired are contractually required to indemnify us against liabilities related to the operation of their companies before we acquired them and for misrepresentations made by them in connection with the acquisitions. In some cases, these former owners may not have the financial ability to meet their indemnification responsibilities. If this occurs, we may incur unexpected liabilities.

Any of these unexpected liabilities could have a material adverse effect on us and our financial condition.

Difficulties integrating our acquisitions could adversely affect us.

From time to time, we acquire businesses and assets to pursue market opportunities, increase our existing capabilities and expand into new areas of operation. We plan to pursue select acquisitions in the future. We may encounter difficulties integrating our future acquisitions and in successfully managing the growth we expect from the acquisitions. Our expansion into new business areas may also expose us to additional business risks that are different from those we have traditionally experienced. To the extent we encounter problems in identifying acquisition risks or integrating our acquisitions, our business could be materially adversely affected. Because we may pursue acquisitions globally and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight, each of which could adversely impact our operations and internal controls.

Our failure to attract and retain qualified personnel, including key officers, could have an adverse effect on us.

Our ability to attract and retain qualified engineers, scientists and other professional personnel in accordance with our needs, either through direct hiring or acquisition of other firms employing such professionals, is an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers and craftsmen in our pipe fabrication and construction businesses. Demand for these workers can at times be high and the supply extremely limited.

Our success is also highly dependent upon the continued services of our key officers. The loss of any of our key officers could adversely affect us. We do not maintain key employee insurance on any of our executive officers.

Changes in technology could adversely affect us, and our competitors may develop or otherwise acquire equivalent or superior technology.

We believe that we are an industry leader in the design and construction of ethylene processing plants. We protect our position through patent registrations, license restrictions and a research and development program. However, it is possible that others may develop competing processes that could negatively affect our market position.

Additionally, we have developed construction and energy generation and transmission software that we believe provides competitive advantages. The advantages currently provided by this software could be at risk if competitors were to develop superior or comparable technologies.

We believe that our induction pipe bending technology and capabilities favorably influence our ability to compete successfully. Currently, this technology and our proprietary software are not patented. Even though we have some legal protections against the dissemination of this technology, including non-disclosure and confidentiality agreements, our efforts to prevent others from using our technology could be time-consuming, expensive, and ultimately may be unsuccessful or only partially successful. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, investors could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We devote significant attention to establishing and maintaining effective internal controls. Implementing any appropriate changes to our internal controls, if ever required, may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems and take a significant period of time to complete. We cannot be certain that these measures, if required, would ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement required new or improved controls or difficulties encountered in their implementation could affect our operating results or cause us to fail to meet our reporting obligations in future periods. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our stock.

We rely on our information systems in our operations. Failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not always be adequate to properly prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Terrorists' actions have and could continue to negatively impact the global economy and the markets in which we operate.

Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the U.S., and further acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. There can be no assurance that armed hostilities will not increase, which may further contribute to global economic instability. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international revenues, our supply chain, our production capability and our ability to deliver our products and services to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. For additional information, see "Political and economic conditions in foreign countries in which we operate could adversely affect us," above.

Item 1B. ***Unresolved Staff Comments***

We have disclosed previously that we are the subject of an informal inquiry by the SEC relating to our financial statements. For additional information see Part I, Item 1A — Risk Factors, "We are currently the subject of an SEC informal inquiry that could adversely affect our business." To date, we have not received written comments by the SEC regarding any of our periodic or current reports filed under the Exchange Act, as amended, more than 180 days before the fiscal year ended August 31, 2007 that remain unresolved.

Item 2. *Properties*

Our principal properties (those where we occupy over 35,000 square feet) at August 31, 2007 are as follows:

Location	Description	Segment Using Property	Owned / Leased
Baton Rouge, LA	Corporate Headquarters	Corporate	Leased
Addis, LA	Fabrication Facility	F&M	Owned
Askar, Bahrain	Office Building	F&M	Leased
Baton Rouge, LA	Office Building	E&I	Leased
Cambridge, MA	Office Building	E&C	Leased
Centennial, CO	Office Building	Fossil & Nuclear/E&I	Leased
Charlotte, NC	Office Building	Fossil & Nuclear	Leased
Cherry Hill, NJ	Office Building	E&I/Fossil & Nuclear	Leased
Clearfield, UT	Fabrication and Manufacturing	F&M	Leased
Concord, CA	Office Building	E&I	Leased
Decatur, GA	Warehouse	F&M	Leased
Delcambre, LA	Manufacturing Facility	Maintenance	Owned
Derby, United Kingdom	Manufacturing Facility	Fossil & Nuclear	Owned
El Dorado, AR	Manufacturing Facility	F&M	Owned
Findlay, OH	Office Building & Storage	E&I	Leased
Houston, TX	Office Building	E&C	Leased
Houston, TX	Pipe Fittings Distribution Facility	F&M	Leased
Irvine, CA	Office Building	E&I	Leased
Knoxville, TN	Office Building & Laboratory	E&I	Leased
Knoxville, TN	Warehouse	E&I	Leased
LaPorte, TX	Manufacturing Facility	Maintenance	Owned
Laurens, SC	Pipe Fabrication Facility	F&M	Owned
Maracaibo, Venezuela	Pipe Fabrication Facility	Maintenance	Owned
Milton Keynes, United Kingdom	Office Building	E&C	Leased
Monroeville, PA	Office Building & Storage	E&I	Leased
New Brunswick, NJ	Manufacturing Facility	F&M	Leased
New York, NY	Office Building	E&I	Leased
Norwood, OH	Office Building	E&I	Owned
Prairieville, LA	Pipe Fabrication Facility	F&M	Owned
Shreveport, LA	Manufacturing Facility	F&M	Owned
Shreveport, LA	Piping Components & Manufacturing Facility	F&M	Owned
Stoughton, MA	Office Building	Fossil & Nuclear/E&C	Leased
Toronto, Canada	Office Building	E&C	Leased
Trenton, NJ	Office Building	Fossil & Nuclear/E&I	Leased
Tulsa, OK	Pipe Fabrication Facility	F&M	Owned
Walker, LA	Office Building & Warehouse	F&M	Owned
Walker, LA	Pipe Fabrication Facility	F&M	Owned
West Monroe, LA	Pipe Fabrication Facility	F&M	Owned

In addition to these locations, we occupy other owned and leased facilities in various cities that are not considered principal properties. Portions of certain office buildings described above are currently being subleased for various terms. We consider each of our current facilities to be in good operating condition and adequate for its present use.

Item 3. ***Legal Proceedings***

For a description of our material pending legal and regulatory proceedings and settlements, see Note 13 — Contingencies and Commitments and Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives included in Part II, Item 8 — Financial Statements and Supplementary Data.

Item 4. ***Submission of Matters to Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock, no par value, is traded on the NYSE under the symbol "SGR." The following table sets forth, for the quarterly periods indicated, the high and low sale prices per share for the common stock as reported by the NYSE for our two most recent fiscal years and for the current fiscal year to date.

	High	Low
Fiscal year ended August 31, 2006		
First quarter	$29.43	$19.88
Second quarter	36.08	28.27
Third quarter	35.45	25.32
Fourth quarter	28.40	19.55
Fiscal year ended August 31, 2007		
First quarter	$29.93	$22.39
Second quarter	35.73	28.87
Third quarter	41.25	28.60
Fourth quarter	61.56	37.59
Fiscal year ending August 31, 2008		
First quarter (through November 26, 2007)	$77.20	$57.55

The closing sales price of our common stock on November 26, 2007, as reported on the NYSE, was $58.58 per share. On November 26, 2007, we had 636 shareholders of record.

We have not paid any cash dividends on the common stock and currently anticipate that, for the foreseeable future, any earnings will be retained for the development of our business. Accordingly, no dividends are expected to be declared or paid on the common stock at the present. The declaration of dividends is at the discretion of our Board of Directors. Our dividend policy will be reviewed by the Board of Directors as may be appropriate in light of relevant factors at the time. We are, however, subject to certain prohibitions on the payment of dividends under the terms of existing Credit Facilities.

For additional information on these prohibitions, see Part II, Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations.

Stock Performance Graph

The following graph compares the cumulative five-year total return attained by shareholders on our common stock relative to the cumulative total returns of the S&P Smallcap 600 index and an industry peer group comprised of Fluor Corporation, Jacobs Engineering Group Inc., URS Corporation, Washington Group International and us. The graph tracks the performance of a $100 investment in our common stock, in the peer group and the index (with the reinvestment of all dividends) from August 31, 2002 to August 31, 2007.

This stock performance information is "furnished" and shall not be deemed to be "soliciting material" or subject to Rule 14A, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this report and irrespective of any general incorporation by reference language in any such filing, except to the extent that we specifically incorporate the information by reference.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN*
Among The Shaw Group Inc., The S&P Smallcap 600 Index and The Peer Group


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
8/02
8/03
8/04
8/05
8/06
8/07
The Shaw Group Inc.
S&P Smallcap 600
Peer Group

	8/02	8/03	8/04	8/05	8/06	8/07
The Shaw Group Inc.	100.00	52.90	61.43	125.97	150.21	298.81
S&P Smallcap 600	100.00	122.70	140.93	178.27	190.98	218.24
Peer Group	100.00	126.12	134.35	209.21	273.33	416.76

* Assumes $100 invested on August 31, 2002 in stock or index-including reinvestment of dividends. Fiscal year ended August 31.

THE FOREGOING GRAPH REPRESENTS HISTORICAL STOCK PRICE PERFORMANCE AND IS NOT NECESSARILY INDICATIVE OF ANY FUTURE STOCK PRICE PERFORMANCE.

See Part III, Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters with respect to information to be incorporated by reference regarding our equity compensation plans.

Item 6. *Selected Financial Data*

The following table presents, for the periods and as of the dates indicated, selected statements of operations data and balance sheet data on a consolidated basis. The selected historical consolidated financial data for each of the five fiscal years ended August 31 presented below has been derived from our audited consolidated financial statements. KPMG, LLP, independent registered public accounting firm, audited our consolidated financial statements for the fiscal year ended August 31, 2007. Ernst & Young LLP, independent registered public accounting firm, audited our consolidated financial statements for each of the fiscal years ended August 31, 2003 to August 31, 2006. Such data should be read in conjunction with our Consolidated Financial Statements and related notes thereto included in Part II, Item 8 — Financial Statements and Supplementary Data.

(In millions, except per share amounts)	Year Ended August 31,				
	2007	2006 (Restated)	2005 (Restated)	2004(1)(4) (Restated)	2003(2)(5) (Restated)
Consolidated Statements of Operations					
Revenues	$5,723.7	$4,775.6	$3,267.7	$3,016.3	$3,238.0
Income (loss) from continuing operations	$ (19.0)	$ 50.2	$ 17.1	$ (28.2)	$ 16.2
Diluted income (loss) per common share from continuing operations	$ (0.24)	$ 0.63	$ 0.25	$ (0.49)	$ 0.42
Consolidated Balance Sheets					
Total assets	$3,874.9	$2,537.4	$2,095.4	$2,052.6	$2,006.9
Long-term debt and capital lease obligations, net of current maturities(3)	$1,096.8	$ 173.5	$ 65.4	$ 261.2	$ 251.7
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —

(1) Includes the acquisition of certain assets of Energy Delivery Services, Inc., Coastal Engineering and Environmental Consultants Inc. and LFG&E International, Inc. in fiscal year 2004.

(2) Includes the acquisition of certain assets of Badger Technologies, Envirogen, Inc. and LFG&E International, Inc. in fiscal year 2003.

(3) Fiscal year 2003 excludes $260.0 million of current maturities of long-term debt consisting primarily of the LYONs convertible debt of $251.5 million.

(4) Includes restatements for accounting errors primarily related to under accrual of lease expenses and incorrect accounting for employment agreements. The correction of these errors resulted in a reduction of previously reported net income of approximately $0.7 million.

(5) Includes restatements for accounting errors primarily related to under accrual of lease expenses and incorrect accounting for employment agreements resulting in a reduction of previously reported net income of approximately $0.3 million.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto. The following analysis contains forward-looking statements about our future revenues, operating results and expectations. See **"CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS"** for a discussion of the risks, assumptions and uncertainties affecting these statements as well as Part I, Item 1A — Risk Factors.

Overview

All of our operating segments, except for our E&I segment, experienced strong revenue growth; however, the earnings associated with the increased revenues were offset by charges, reevaluations of project claims and incentives and impairments on our investment in a military housing privatization joint venture, which in total exceeded $100 million pre-tax. Additionally, during the fiscal year, we invested approximately $1 billion for a 20% equity ownership in Westinghouse, which positions us for future nuclear market opportunities. Our investment was funded by approximately $1 billion of JPY-denominated bonds that resulted in $33.2 million in pre-tax foreign currency exchange losses and $30.6 million in interest expense during the year.

Our fiscal year 2007 revenue growth was fueled by continued strength in the global markets served by us for power generation capacity, petrochemicals and refined products. These markets are being driven by worldwide demand and economic expansion, and our increased volume of business reflects the new power and chemical contracts signed during late fiscal year 2006 and throughout fiscal year 2007. Additionally, activity levels in our Maintenance segment continue to increase with strong demand for our services at an increasing number of new locations and from work from existing customers.

We generated significant positive operating cash flows in fiscal year 2007 primarily from new power project starts and positive cash flows earned on in-process projects, and from the collection of accounts receivable recorded in fiscal year 2006 as a result of the high volume of disaster relief, emergency response and recovery services.

In fiscal year 2007, we built backlog to record levels and expect our primary challenge in 2008 to be the successful execution of our backlog of unfilled orders.

We expect that our fiscal year 2008 revenues will continue to increase as compared to fiscal year 2007 as we progress on our major power, chemical and petrochemical contracts.

Consolidated Results of Operations

Consolidated Revenues:

(Dollars in millions)	For the Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Amount	$5,723.7	$4,775.6	$3,267.7
$ Change from prior period	948.1	1,507.9	
% Change from prior period	19.9%	46.1%	

The increase in consolidated revenues in fiscal year 2007, compared to fiscal year 2006, is due primarily to new contract awards in fiscal year 2006 and early fiscal year 2007 primarily in air quality and emissions control work and new coal power generation projects in our Fossil & Nuclear operating segment. Also contributing to the increasing revenues is our work on major chemical and petrochemical projects started during fiscal year 2006 in our E&C segment as those projects move towards peak levels of activity. These factors more than offset the significant decline in revenues related to the disaster relief, emergency response and recovery services from Hurricanes Katrina and Rita recorded in our E&I segment in 2006 that were not repeated in 2007.

The increase in consolidated revenues in fiscal year 2006, compared to fiscal year 2005, is due to the disaster relief, emergency response and recovery services in the Gulf Coast area of the U.S. as a result of Hurricanes Katrina and Rita in fiscal year 2006, increased activity in the energy markets, consistent demand for clean air and fuels, garrison support services and transmission and distribution services. The 2005 hurricane season resulted in increased spending primarily in our fiscal year 2006 by FEMA, the U.S. Army Corps of Engineers (USACE) and other governmental agencies on hurricane-relief efforts in the areas affected. We participated extensively by performing over $1.0 billion in hurricane recovery projects in fiscal year 2006 compared to $25.3 million in fiscal year 2005.

Consolidated Gross Profit:

(Dollars in millions)	For the Year Ended August 31, 2007	2006 (Restated)	2005 (Restated)
Amount	$375.4	$321.0	$292.8
$ Change from prior period	54.4	28.2	
% Change from prior period	17.0%	9.6%	

The same business activities that contributed to the increases in revenues addressed above also contributed to the increase in consolidated gross profit. Additionally, in fiscal year 2007, our F&M segment, which has historically produced our highest gross profit percentage results, experienced significant increases in activity driven by the worldwide demand for fabricated piping systems for power, chemical and petrochemical new build applications. In addition to these factors, the following events were recorded in our second fiscal quarter of 2007 that negatively impacted our gross profit for fiscal year 2007:

- Our Fossil & Nuclear segment recorded a reduction in gross profit of $20.6 million on one substantially complete major EPC project due to settlements of claims and disputed amounts with the owner and major subcontractors and other cost increases;
- Our E&C segment recorded a reduction in gross profit of $11.3 million on a substantially complete refinery project due to settlement on claims with the owner and other cost increases;
- Our Maintenance segment reduced gross profit estimates on a completed major domestic power project as a result of disputes with the owner over project incentives, and separately increased loss accruals on two substantially complete offshore production platform projects resulting in a combined reduction in gross profit of $14.4 million; and
- Our E&I segment recognized significant increases in the estimated costs to complete three projects resulting in a $12.8 million reduction in gross profit.

Gross profit for the fiscal year 2006 increased compared to the same period for fiscal year 2005 primarily due to increased work in our E&I segment driven by disaster relief, emergency response and recovery services in the Gulf Coast area of the U.S. Our Maintenance and F&M segments also experienced increases in gross profit in fiscal year 2006 as compared to fiscal year 2005 resulting from increased volume of capital construction services for chemical industry customers and growth in worldwide demand for piping systems, respectively. The gross profit increases noted above were partially offset by a decline in the E&C segment's gross profit primarily due to estimated cost increases on certain refinery projects, a power project and the unfavorable ruling on litigation related to our Wolf Hollow project that resulted in a $48.2 million pre-tax charge in fiscal year 2006.

Consolidated General & Administrative Expenses (G&A):

(Dollars in millions)	For the Year Ended August 31, 2007	2006 (Restated)	2005 (Restated)
Amount	$274.5	$225.6	$190.4
$ Change from prior period	48.9	35.2	
% Change from prior period	21.7%	18.5%	

Consolidated G&A increased in fiscal year 2007 compared to fiscal year 2006 in order to support our increasing revenue base and level of business activity primarily in the Fossil & Nuclear and E&C segments. G&A as a percentage of revenues was 4.8% for fiscal year 2007 and 4.7% for fiscal year 2006. Specific areas that contributed to the increase in G&A during fiscal year 2007 included increased labor costs due to higher headcount primarily in human resources, legal, accounting and business development personnel; increased professional fees for audit services, including expenses associated with an independent investigation of an E&C project, and increased insurance costs.

G&A increased in fiscal year 2006 compared to fiscal year 2005 in order to support the increased revenue base and level of business activity primarily in the E&I segment related to disaster relief, emergency response and recovery services. G&A as a percentage of revenues was 4.7% for fiscal year 2006 compared to 5.8% for fiscal year 2005. Specific items that contributed to the increase in G&A during fiscal year 2006 included increased labor costs due to higher headcount primarily in accounting and finance, corporate functional and business development personnel, increasing professional fees for audit and legal services related to the SEC informal inquiry and other business agreements. Also contributing to higher G&A in fiscal year 2006 was our expensing of previously deferred third-party financing costs and certain due diligence costs related to the proposed acquisition of a controlling interest in Westinghouse and an increase in employee compensation expense for the cost of stock options now accounted for under SFAS 123(R).

Consolidated Interest Expense:

(Dollars in millions)	For the Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Amount	$ 43.4	$ 19.2	$29.1
$ Change from prior period	24.2	(9.9)	
% Change from prior period	126.0%	(34.0)%	

Consolidated interest expense increased in fiscal year 2007 as compared to fiscal year 2006 due to the addition of $30.6 million in fiscal year 2007 from the Westinghouse Bonds that were issued during our first fiscal quarter of 2007. Consolidated interest expense declined in fiscal year 2006 as compared to fiscal year 2005 due to the retirement of our Senior Notes in 2005.

Consolidated Income Taxes:

(Dollars in millions)	For the Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Amount	$ 10.7	$17.6	$17.4
$ Change from prior period	(6.9)	0.2	
% Change from prior period	(39.2)%	1.1%	

Our consolidated effective tax rate for fiscal year 2007 was a provision of 32% as compared to 22% for fiscal year 2006. We recorded $10.1 million of tax expense in fiscal year 2007 for tax matters under appeal, as well as matters related to foreign taxes. Additionally, we treat unrealized foreign currency gains and losses on the Westinghouse Bonds as discrete items in each reporting period due to their volatility and the difficulty in estimating such gains and losses reliably. We incurred $13.0 million of tax expense related to unrealized foreign currency gains and losses in fiscal year 2007.

Our effective tax rate decreased to 22% in fiscal year 2006 from 46% in fiscal year 2005, primarily due to a $6.9 million increase in the deferred tax valuation allowance in fiscal year 2005, which was reversed in fiscal year 2006 related to U.K. net operating losses.

Consolidated Earnings (Losses) from Unconsolidated Entities:

(Dollars in millions)	For the Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Amount	$(23.7)	$ 2.1	$3.8
$ Change from prior period	(25.8)	(1.7)	
% Change from prior period	NM	(44.7)%	

NM — Not meaningful.

The decreased earnings from unconsolidated entities was primarily due to a $24.2 million net of tax ($44 million pre-tax) loss from our military housing privatization entities recorded in our second fiscal quarter in fiscal year 2007 and reflected in our earnings from unconsolidated entities for fiscal year 2007 (see Note 6 — Equity Method Investments and Variable Interest Entities included in Part II, Item 8 — Financial Statements and Supplementary Data for further discussion). Additionally, we recorded an impairment charge related to our KB Home/Shaw Louisiana LLC joint venture of $2.0 million ($1.2 million, net of tax) in fiscal year 2007. This impairment charge resulted from the recent developments in the credit market and slow demand for residential housing.

Consolidated Net Income (Loss):

(Dollars in millions)	For the Year Ended August 31, 2007	2006 (Restated)	2005 (Restated)
Amount	$ (19.0)	$ 50.2	$15.7
$ Change from prior period	(69.2)	34.5	
% Change from prior period	(137.9)%	219.7%	

The decrease in consolidated net income for fiscal year 2007 is due primarily to the events recorded in our second fiscal quarter of fiscal year 2007 addressed in the Consolidated Gross Profit section above, offset in part by the successful progress on our major fossil power projects. Our net income also was negatively impacted by our Investment in Westinghouse segment which recorded a $66.7 million pre-tax loss for fiscal year 2007 including $33.2 million in foreign currency losses on the Westinghouse Bonds and $30.6 million pre-tax of interest on those bonds. There are no Westinghouse activities included in the fiscal year 2006 financial results as we acquired our investment interest in the first quarter of our fiscal year 2007. Our net income for fiscal year 2005 reflects the $47.8 million pre-tax loss on retirement of our Senior Notes.

Segment Results of Operations

The comments and tables that follow compare revenues, gross profit and gross profit percentages by operating segment and a discussion of other items, including G&A, interest expense and income, income from unconsolidated subsidiaries and income taxes at the consolidated level for the fiscal years ended August 31, 2007, 2006 and 2005.

Selected summary financial information for our operating segments is as follows (in millions, except for percentages):

	Fiscal Year Ended August 31, 2007	2006 (Restated)	2005 (Restated)
Revenues:			
Fossil & Nuclear	$1,635.6	$ 849.0	$ 810.7
E&I	1,469.3	2,115.3	1,121.0
E&C	1,063.9	587.6	372.1
Maintenance	1,081.5	904.0	736.8
F&M	472.8	319.7	227.1
Corporate	0.6	—	—
Total revenues	$5,723.7	$4,775.6	$3,267.7

	Fiscal Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Gross profit:			
Fossil & Nuclear	$ 75.0	$ 4.6	$ 79.0
E&I	94.7	197.1	116.9
E&C	70.2	22.6	28.8
Maintenance	19.9	29.4	26.5
F&M	115.0	67.3	41.4
Corporate	0.6	—	0.2
Total gross profit	$ 375.4	$ 321.0	$ 292.8
Gross profit percentage:			
Fossil & Nuclear	4.6%	0.5%	9.7%
E&I	6.5	9.3	10.4
E&C	6.6	3.8	7.7
Maintenance	1.8	3.3	3.6
F&M	24.3	21.1	18.2
Corporate	NM	—	—
Total gross profit percentage	6.6%	6.7%	9.0%
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations:			
Fossil & Nuclear	$ 42.3	$ (18.1)	$ 56.4
E&I	18.3	124.7	54.9
E&C	35.2	7.0	14.6
Maintenance	9.3	18.1	17.4
F&M	91.2	48.2	21.8
Investment in Westinghouse	(66.7)	—	—
Corporate	(96.4)	(99.5)	(127.2)
Total Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations	$ 33.2	$ 80.4	$ 37.9

NM — Not meaningful.

Our revenues by industry were as follows:

	Fiscal Year Ended August 31,					
	2007		2006 (Restated)		2005 (Restated)	
Industry	(In millions)	%	(In millions)	%	(In millions)	%
Environmental and Infrastructure	$1,469.3	26	$2,115.3	44	$1,121.0	34
Power Generation	2,336.2	41	1,424.0	30	1,391.5	43
Chemicals	1,758.0	31	1,103.6	23	695.8	21
Other	160.2	2	132.7	3	59.4	2
Total revenues	$5,723.7	100%	$4,775.6	100%	$3,267.7	100%

Our revenues by geographic region were as follows:

Geographic Region	Fiscal Year Ended August 31, 2007 (In millions)	%	2006 (Restated) (In millions)	%	2005 (Restated) (In millions)	%
United States	$4,525.1	79	$4,197.8	88	$2,847.1	87
Asia/Pacific Rim countries	224.3	4	161.4	3	234.4	7
Middle East	789.4	14	293.3	6	80.9	3
United Kingdom and other European Countries	133.8	2	73.7	2	59.4	2
South America and Mexico	22.4	1	24.9	1	20.3	1
Canada	15.2	—	17.3	—	15.5	—
Other	13.5	—	7.2	—	10.1	—
Total revenues	$5,723.7	100%	$4,775.6	100%	$3,267.7	100%

Segment Analysis — Fiscal Year 2007 Compared to Fiscal Year 2006 (Restated)

Fossil & Nuclear Segment

Our Fossil and Nuclear segment is experiencing significant growth in domestic demand for our services primarily in the areas of emissions control and coal fired power generation facilities.

Revenues

The increase in revenues of $786.6 million or 92.7% for fiscal year 2007 as compared to fiscal year 2006 is attributable to:

- an increase in activity and commencement of work on our Air Quality Control Systems' (AQCS) FGD on domestic U.S. projects that were awarded during fiscal years 2006 and 2007;
- an increase in activity on two major clean coal power projects as these projects reached peak progress levels in fiscal year 2007; and
- an increase in revenues from our nuclear division due to our China nuclear power plant award, domestic support of advanced passive AP1000 site specific design and evaluation as well as other engineering design work.

The increase in revenues was partially offset by:

- substantial completion in fiscal year 2006 of two major fossil power projects;
- a reduction in spending by key clients on transmission and distribution projects and lower revenues from storm restoration projects in fiscal year 2007.

We expect fiscal year 2008 revenues will be higher than fiscal year 2007 due to the number of major projects that we are currently executing as well as increasing activity related to our nuclear business.

Gross Profit and Gross Profit Percentage

The increase in gross profit of $70.4 million or 1,530.4% for fiscal year 2007 as compared to fiscal year 2006 is attributable to:

- an increase in gross profit results on several AQCS FGD projects and two major coal power projects; and
- the fiscal year 2006 Wolf Hollow adverse litigation ruling resulting in $48.2 million reduction of revenue and gross profit in fiscal year 2006.

The increase in gross profit and gross profit percentage was partially offset by:

- tentative and final settlements reached on claims and disputed amounts with the owner and major subcontractors on one substantially complete major EPC fossil power project contributing to the reduction in gross profit of $25.3 million during fiscal year 2007;
- a reduction of gross profit contributed from a major AQCS FGD project as it approached completion during fiscal year 2007;
- a decrease in distribution system activity by key clients, reduction in storm restoration projects, losses on transmission bid projects, and expected losses on certain long-term distribution contracts; and
- an increase in facilities costs, proposal costs and supervisory management labor due to growth in business activities in the Fossil & Nuclear segment.

The Fossil & Nuclear segment has recorded revenues of $6.3 million related to unapproved change orders and claims as of August 31, 2007 on a percentage-of-completion basis. The amounts included in our estimated total revenues at completion for these projects are estimated to be $7.8 million. These unapproved change orders and claims relate to delays and costs attributable to others. If we collect amounts different from the amounts we have estimated, those differences, which could be material, will be recognized as income or loss when realized.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The increase from a loss position of $18.1 million for fiscal year 2006 to an income position of $42.3 million for fiscal year 2007 is primarily attributable to the factors affecting gross profit discussed above as the segment has experienced strong revenue and gross profit growth from both the fossil and nuclear divisions.

E&I Segment

Fiscal year 2006 included a significant amount of disaster relief, emergency response and recovery services we performed in connection with Hurricanes Katrina and Rita while fiscal year 2007 reflects a more typical overall revenue volume for government contracting activity.

Revenues

The decrease in revenues of $646.0 million or 30.5% for fiscal year 2007 as compared to fiscal year 2006 was attributable to significantly lower levels of disaster relief, emergency response and recovery services in fiscal 2007 compared to the significant amount of work performed in fiscal year 2006.

The decrease in revenues for fiscal year 2007 was partially offset by increases in revenues attributed to:

- activity from two consolidated joint ventures providing services to the DOE;
- services provided to commercial customers in the gulf and southeast regions of the U.S.;
- a recently consolidated military housing privatization joint venture; and
- domestic environmental services performed for U.S. government customers.

We expect fiscal year 2008 revenues to be slightly lower than fiscal year 2007 revenues based on projections for work currently in backlog and anticipated new work opportunities that will be executed during fiscal year 2008.

Gross Profit and Gross Profit Percentage

The decrease in gross profit of $102.4 million or 52.0% for fiscal year 2007 as compared to fiscal year 2006 is due to:

- significantly lower levels of disaster relief, emergency response and recovery services in fiscal year 2007 compared to the significant amount of work performed in fiscal year 2006;
- the negative impact in fiscal year 2007 of additional estimated costs to complete certain fixed unit price projects and reversal of previously recognized revenue;
- a loss recognized in fiscal year 2007 of $11.2 million on a fixed price project in Asia;
- a decrease in gross profit percentage earned on our consolidated joint ventures for the DOE; and
- a decrease in gross profit percentage resulting from recording no gross profit on the recently consolidated military housing privatization joint venture loss contracts now being recognized at break-even.

The decreases were partially offset by:

- an increase in demand for services to commercial customers in the gulf and southeast regions of the U.S. and improved gross profit percentage earned on these services;
- an increase in gross profit and related gross profit percentage in federal environmental services; and
- the positive impacts from proposed final indirect billing rates for fiscal year 2006 and increased estimated billing rates resulting from negotiations relating to a prior fiscal year.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations for fiscal year 2007 decreased by $106.4 million or 85.3% as compared to fiscal year 2006 due to the decline in disaster relief, emergency response and recovery services in the U.S. Gulf Coast area partially offset by increases in services to our commercial customers during fiscal year 2007.

E&C Segment

Demand for chemical and petrochemical production and refinery capacity in the Middle East and Asia Pacific regions are providing a continued strong petrochemicals market, resulting in increasing activity levels for the E&C segment in fiscal year 2007, as compared to fiscal year 2006.

Revenues

The increase in revenues of $476.3 million or 81.1% for fiscal year 2007 as compared to fiscal year 2006 is attributable to:

- an increase in number of petrochemical projects in progress in fiscal year 2007 as compared to fiscal year 2006;
- an increase in volume of proprietary technology-related engineering work; and
- an increase in customer furnished materials ($423 million and $67 million for the fiscal years ended August 31, 2007 and 2006, respectively) on a major international petrochemical project that was in the start-up phase in fiscal year 2006. No gross profit is recognized from customer furnished materials.

The increase in revenues for fiscal year 2007 as compared to fiscal year 2006 was partially offset by completion of two refinery projects in fiscal year 2006 and completion of major construction activities on another refinery project in fiscal year 2006.

We expect fiscal year 2008 revenues to be higher than fiscal year 2007 revenues based on expected growth primarily in international markets for E&C segment services.

Gross Profit and Gross Profit Percentage

The increase in gross profit of $47.6 million or 210.6% for fiscal year 2007 as compared to fiscal year 2006 is attributable to:

- contract activity on a major international petrochemical project due to the project working near peak activity level for the entire 2007 fiscal year;
- an increase in the number of other petrochemical projects in progress;
- an increase in volume of proprietary technology-related engineering work; and
- recognition, in fiscal year 2006 (prior comparative period), of losses on three refining projects totaling $21.0 million.

These increases in gross profit were offset by the following:

- a charge of $11.3 million in fiscal year 2007 primarily related to an adjustment of a previously recorded claim and other cost increases on a completed contract; and
- contract losses of approximately $9.6 million recorded in fiscal year 2007 on a U.S. Gulf Coast EPC furnace contract.

The increase in gross profit percentage is attributable to cost increases in fiscal year 2006 on certain refinery projects. Offsetting the increase is higher revenue associated with "customer furnished materials," which describes circumstances where we assist in the procurement of equipment and materials on a cost reimbursable basis on behalf of our customers. Revenues and costs on customer furnished materials do not impact gross profit or net income, but increase revenues and costs in equal amounts. As a result, customer furnished materials have the effect of reducing our reported gross profit percentages.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The increase in pre-tax income of $28.2 million or 402.9% for fiscal year 2007 as compared to fiscal year 2006 is attributable to the higher gross profit discussed above, increased foreign currency exchange costs related to changes in currency exchange rates, offset by G&A related to higher insurance and other corporate costs.

Maintenance Segment

We experienced increased activity during fiscal year 2007, performing a higher volume of outage work for new and existing customers and capital construction work for our petrochemical customers.

Revenues

The increase in revenues of $177.5 million or 19.6% during fiscal year 2007 compared to fiscal year 2006 was primarily attributable to:

- increased market demand for capital construction services in the petrochemical industry,
- increased market demand in the power generation industry due to increased scopes of services for existing customers,
- major capital modifications at existing customer facilities and
- customers' schedules of nuclear refueling outages (nuclear reactor units generally undergo refueling after 18 to 24 months; as a result, revenues in certain fiscal years are impacted by the timing of these refueling cycles).

The increases noted above offset the decrease in activity associated with the completion of a major domestic power construction project.

We anticipate fiscal year 2008 revenues to remain at or near 2007 levels despite the completion of a major construction contract for a customer in the energy industry. We anticipate providing additional services for current and new customers in the energy and chemical industries due to increased market demand in these industries.

Gross Profit and Gross Profit Percentage

The decrease in gross profit of $9.5 million or 32.3% for fiscal year 2007 as compared to fiscal year 2006 is attributable to reductions of revenues during fiscal year 2007 totaling $15.5 million related to disputes with an owner over project incentives as well as losses recorded on two offshore production platform contracts.

Our maintenance segment has recorded revenues to date of $29.5 million related to our significant estimated, project incentives and unapproved change orders and claims as of August 31, 2007 on a percentage-of-completion basis.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The decrease in pre-tax income of $8.8 million or 48.6% is primarily attributable to the changes in gross profit discussed above, as well as an increase in G&A attributable primarily to an increase in the costs related to facilities and human resources to support our business growth.

F&M Segment

Demand for our fabrication and manufacturing services is stronger than it has been in recent years as most power plants, oil refineries, petrochemical and chemical plants require significant quantities of piping. During fiscal year 2007, we added additional capacity through existing facilities and through acquisitions. We are building a new facility in Mexico that, when completed, will be our largest facility worldwide. We expect the new facility will be operational in the second half of fiscal year 2008 and will allow us to satisfy more of the global demand for its fabrication services.

Revenues

The increase in revenues of $153.1 million or 47.9% during fiscal year 2007 as compared to fiscal year 2006 is attributable to significant new awards in both the domestic and foreign markets and the global increase in demand of our manufactured and fabricated products. We experienced increases in the foreign and domestic market as a result of the increasing demand in the petrochemical, refining and power generation industries.

In fiscal year 2008, we anticipate increased foreign and domestic demand in the petrochemical, refining and power generation industries for our fabrication and manufacturing and distribution services. As a result of this higher demand, we in turn expect increased revenues as a result of the additional capacity which will be available to this segment during fiscal year 2008.

Gross Profit and Gross Profit Percentage

The increase in gross profit of $47.7 million or 70.9% for fiscal year 2007 as compared to fiscal year 2006 is attributable to the increase in demand for most of our products resulting in stronger volume and improved gross profit in both the domestic and foreign markets as discussed above.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

Pre-tax income before other items for fiscal year 2007 increased $43.0 million or 89.2% as compared to fiscal year 2006. The increases are due to the increases in revenues and the factors impacting gross profit discussed above. G&A increased for fiscal year 2007 compared to fiscal year 2006 due to increased labor costs resulting from increased headcount levels to support the higher demand in our markets.

Investment in Westinghouse Segment

The Investment in Westinghouse segment includes our equity investment in Westinghouse that was acquired on October 16, 2006. The total impact from the Investment in Westinghouse segment on our pre-tax income before other items for the three and twelve months ended August 31, 2007 were losses of $60.5 million and $66.7 million, pre-tax, and $36.1 million and $38.3 million, net of tax, respectively. The pre-tax income before other items of the Investment in Westinghouse segment for the three and twelve months ended August 31, 2007 included the following:

- legal and professional fees including costs incurred to obtain audited financial statements of Westinghouse in connection with the acquisition of $0.3 and $2.9 million, respectively;
- interest expense on the Westinghouse Bonds including discount accretion, letter of credit fees and deferred financing cost amortization of approximately $8.6 million and $30.6 million, respectively; and
- foreign currency translation losses on the Westinghouse Bonds and the interest payment forwards, net, of approximately $51.7 million and $33.2 million, respectively.

Additionally, our net income (loss) for the three and twelve months ended August 31, 2007 includes income from our 20% interest in Westinghouse earnings of $0.7 million and $2.2 million, respectively.

We expect G&A for the Investment in Westinghouse segment to be lower in fiscal year 2008 than for fiscal year 2007 due to costs incurred in fiscal year 2007 for Westinghouse audited financial statements related to the Westinghouse acquisition.

We enter into foreign currency forward contracts from time-to-time to hedge the impact of exchange rate changes on our JPY interest payments on the Westinghouse Bonds. If we exercise the Put Option for our full 20% equity investment in Westinghouse, we would expect to recover 97% of our investment that was originally made in JPY.

Westinghouse maintains its accounting records for reporting to its majority owner, Toshiba, on a calendar quarter basis with a March 31 fiscal year end. We expect that reliable financial information about Westinghouse's operations will be available to us for Westinghouse's calendar quarter periods. As a result, we record our 20% interest of the equity earnings (loss) reported to us by Westinghouse based upon Westinghouse's calendar quarterly reporting periods, or two months in arrears of our current periods. Under this policy, Westinghouse's operations from the date of our acquisition through their calendar quarter ended June 30, 2007, an eight and one-half month period, was included in our financial results for the twelve months ended August 31, 2007.

Corporate

General and Administrative Expenses

G&A increased by $8.1 million or 9.8% in fiscal year 2007 compared to fiscal year 2006 in order to support the increasing revenue base and level of business activity. Specific items that contributed to the increase in G&A during fiscal year 2007 included increased labor costs due to higher headcount primarily in accounting and finance, corporate functional and business development personnel, and audit and professional fees associated with changing our independent registered accounting firm. We expect our G&A to be higher in fiscal year 2008 than fiscal year 2007 due to anticipated additional costs required to support the growth in our business activities as a result of the continuing strength of our markets.

G&A for fiscal year 2006 includes $4.7 million of expenses related to costs associated with a potential acquisition. We defer certain third party costs directly attributable to our efforts on potential acquisitions. During the second quarter of fiscal year 2006, we determined that it was unlikely that we would obtain a controlling interest in the potential acquisition and, therefore, expensed all costs including the amounts previously deferred, related to the incremental effort required to obtain the contemplated controlling interest (primarily financing and certain due diligence costs). A portion of the costs related to due diligence was deferred as of August 31, 2006, and is reflected in our accounting for the acquisition of our investment in Westinghouse, which closed in October 2006.

Segment Analysis — Fiscal Year 2006 (Restated) Compared to Fiscal Year 2005 (Restated)

Fossil & Nuclear Segment

Revenues

The $38.3 million or 4.7% increase in Fossil & Nuclear segment revenues for fiscal year 2006 as compared to fiscal year 2005 is primarily attributable to:

- an increase in activity on FGD projects; and
- an increase in activity relating to major coal power projects.

The increase in revenues for fiscal year 2006 was partially offset by:

- the Wolf Hollow litigation ruling resulting in $48.2 million reduction of revenue for fiscal year 2006; and
- a decrease in activities due to substantial completion of two power projects and a chemical project.

Gross Profit and Gross Profit Percentage

The decrease gross profit for the fiscal year 2006 of $74.4 million or 94.2% as compared to fiscal year 2005 is primarily attributable to:

- the Wolf Hollow litigation ruling reducing gross profit by $48.2 million during fiscal year 2006; and
- loss provisions on certain refinery projects, gross profit reduction on a power project, and completion of a chemical project.

The decrease in gross profit and gross profit percentage for fiscal year 2006 as compared to fiscal year 2005 was partially offset by a higher gross profit due to increased activities on power projects.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The decrease in Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations of $74.5 million for fiscal year 2006 as compared to fiscal year 2005 is primarily due to the decrease in gross profit discussed above, a decrease in interest earned on the $170.8 million of restricted cash for a domestic EPC project, and gains recorded on the sale of Shaw Power Technologies, Inc. (PTI) in 2005.

E&I Segment

Revenues

The increase in revenues of $994.3 million or 88.7% for fiscal year 2006 as compared to fiscal year 2005 was primarily attributable to:

- increase in project revenues of $974.9 million associated with providing hurricane recovery and restoration work during fiscal year 2006;

- revenues of $109.7 million from two recently consolidated joint ventures providing services to the DOE; and

- increases in environmental and logistic support services for the U.S. government customers of $18.1 million.

The increase in revenues for fiscal year 2006 was partially offset by decreases in revenues attributed to:

- domestic federal environmental remediation due to a reallocation of federal environmental funding to disaster relief funding, less work being awarded under existing contracts and/or delays in funding under existing contracts and property management services;

- the substantial completion of a major fixed price contract in fiscal year 2005; and

- project services provided to U.S. government customers in Iraq due to a competitive bid environment arising from changes in government contracting vehicles to more fixed price opportunities.

Gross Profit and Gross Profit Percentage

The increase in gross profit in fiscal year 2006 of $80.2 million or 68.6% as compared to fiscal year 2005 is due primarily to:

- an increase in gross profit of $84.4 million associated with providing hurricane recovery and restoration work which was performed at a lower gross profit percentage than our historical services;

- an increase in gross profit from two recently consolidated joint ventures providing services to the DOE; and

- an increase in gross profit and related percentage on non-hurricane related work resulting from overhead costs being allocated to an increasing number of contracts.

The increases in gross profit and related gross profit percentage are partially offset by:

- the positive impact in fiscal year 2005 of an adjustment to the estimated costs to complete a major fixed price contract, which resulted from cessation of certain operations on the project;

- the application of revised estimated governmental indirect rates to contract direct costs for fiscal year 2006 offset by the fiscal year 2005 positive impact of gross profit from the submission of fiscal year indirect rates, negotiation of restructuring cost proposals and other indirect rates to contract direct costs;

- lower gross profit and gross profit percentage from domestic federal environmental remediation work being awarded and executed this fiscal year as compared to last fiscal year, together with lower gross profit percentage earned on our consolidated joint ventures for the DOE and a higher volume of mission support services work compared to the lower volume of federal remediation work earning a higher gross profit percentage; and

- a decrease in project services supporting the U.S. government customers in Iraq.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The $69.8 million or 127.1% increase in Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations for fiscal year 2006 as compared to fiscal year 2005 is due primarily to the changes in gross profit addressed above, partially offset by incremental costs incurred as a result growth in the segment needed to meet the demands of hurricane-related work.

E&C Segment

Revenues

The $215.5 million or 57.9% increase in E&C segment revenues for fiscal year 2006 as compared to fiscal year 2005 is primarily attributable to:

- the commencement of a major international petrochemical project, including $67.0 million of customer furnished materials;
- the progress on a refinery project; and
- an increase in proprietary technology sales and related services.

Gross Profit and Gross Profit Percentage

Gross profit decreased $6.2 million for fiscal year 2006 as compared to fiscal year 2005 primarily as a result of loss provisions on certain refinery projects and completion of a chemical project. The decrease in gross profit and gross profit percentage for fiscal year 2006 as compared to fiscal year 2005 was partially offset by:

- an increase in gross profits related to the commencement of a major international petrochemical plant project; and
- an increase in volume of proprietary technology sales and related engineering and a change in fiscal year 2006 of our estimates for liability provisions related to contractual performance guarantees on sales of technology license agreements (see "Performance Guarantees" in Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives included in Part II, Item 8 — Financial Statements and Supplementary Data.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations for fiscal year 2006 decreased $7.6 million or 52.1% as compared to fiscal year 2005. The decrease is primarily due to the decrease in gross profit discussed above.

Maintenance Segment

Revenues

The increase of $167.2 million or 22.7% during fiscal year 2006 compared to fiscal year 2005 was primarily attributable to:

- revenues related to capital construction services for three customers in the chemical industry;
- an increase in activity and increased scope for one major nuclear project in the U.S.; and
- an increase in maintenance services for several new clients in the energy and chemical industries.

The increase in revenues for fiscal year 2006 was partially offset by a reduction in the amounts of maintenance services for three customers in the energy industry due to these customers' seasonal schedules of refueling outages and the successful completion of a decommissioning project in the energy industry.

Gross Profit and Gross Profit Percentage

The increase in gross profit of $2.9 million or 10.9% compared to fiscal year 2005 is due to the increase in capital construction services for chemical industry customers, which is being executed at a higher gross profit than the routine maintenance services. The increase in gross profit percentage related to capital construction services has been partially offset by a reduction of our estimate of total performance incentive fees on an energy project in the U.S., which resulted in a reduction of revenues and gross profit and the lower gross profit percentage.

Our maintenance segment has recorded revenues to date of $34.7 million related to our significant estimated, project incentives and unapproved change orders and claims as of August 31, 2006 on a percentage-of-completion basis.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The $0.7 million increase in pre-tax income before other items for fiscal year 2006 as compared to fiscal year 2005 is primarily attributable to the changes in gross profit addressed above offset by an increase in G&A to support our revenue growth.

F&M Segment

Revenues

The increase in revenues of $92.6 million or 40.8% in fiscal year 2006 as compared to fiscal year 2005 is primarily attributable to significant new contract awards from the energy and chemical industries and the continued shortage of materials available in the manufacturing and distribution markets worldwide.

The increase in revenues is also due to a change in the method of eliminating intersegment revenues. Our F&M segment performs pipe fabrication work on several E&C projects. We have previously classified these revenues as "intersegment revenues" and eliminated them from our F&M segment; however, the gross profit from these sales remained within the F&M segment. Beginning April 1, 2006 we are now segmenting the E&C contracts and the revenue from the pipe fabrication portion of the contract will remain in the F&M segment.

Gross Profit and Gross Profit Percentage

The increase in gross profit for fiscal year 2006 of $25.9 million or 62.6% compared to fiscal year 2005 was primarily attributable to the increase in volume and better pricing of fabricated piping systems, increase in gross profit from bending machines sold and shipped, and better than anticipated gross profit from the domestic manufacturing and distribution business due the continued strong worldwide demand. The increase in gross profit percentage was offset by the presentation of intersegment project activity mentioned above.

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The $26.4 million or 121.1% increase in pre-tax income before other items for fiscal year 2006 as compared to fiscal year 2005 is due primarily to the changes in gross profit addressed above as well as a decrease in G&A primarily due to legal and professional fees related to a customer-related claim.

Corporate

Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations

The $27.7 million decrease in pre-tax loss before other items is due to a decrease in interest expense and a decrease in loss on the retirement of debt, which was partially offset by an increase in G&A.

The decrease in interest expense reflects the decrease in our long-term debt, which resulted from the repurchase of our Senior Notes during the third quarter of fiscal year 2005, which was partially offset by interest due to borrowings on our Credit Facility. Fiscal year 2005 included a loss of $47.8 million on the retirement of debt.

G&A increased by $26.7 million, or 47.2%, during fiscal year 2006 compared to fiscal year 2005 in order to support the increasing revenue base and level of business activity. Specific items that contributed to the increase in G&A during fiscal year 2006 included increased labor costs due to higher headcount primarily in accounting and finance, corporate functional and business development personnel, as well as, an increase in professional fees for audit and legal services related to the SEC informal inquiry and other business agreements. Also contributing to higher G&A in fiscal year 2006 was our expensing of previously deferred third party financing costs and certain due diligence costs related to the proposed acquisition of a controlling interest in Westinghouse and an increase in employee compensation expense for the cost of stock options now accounted for under SFAS 123(R).

Unconsolidated Entities, Income Taxes and Discontinued Operations

During fiscal year 2006, we recognized earnings of $2.1 million as compared to earnings of $3.8 million for fiscal year 2005 from operations of unconsolidated entities, including joint ventures, which are accounted for using the equity method. The decreased earnings from unconsolidated entities, net reflects the consolidation of a previously unconsolidated entity due to our acquisition of one of our joint venture partners, a decrease in earnings from privatization entities as a whole, and start up of our joint venture with KB Home.

Our effective tax rate was 22% and 46% for fiscal years 2006 and 2005, respectively. During fiscal year 2005, we recorded a $6.9 million income tax expense to establish a valuation allowance for deferred tax assets related to our U.K. pension liability. Excluding the $6.9 million valuation allowance discussed above, our effective tax rate for 2005 was 28%. The decrease in the effective rate for fiscal year 2006 is primarily due to utilization of foreign Net Operating Losses (NOL) previously reserved.

Liquidity and Capital Resources

Overview of Fiscal Years 2007, 2006 (Restated) and 2005 (Restated)

We generated significant positive operating cash flows for fiscal year 2007 due primarily to collections of accounts receivable related to fiscal year 2006 disaster relief and recovery services work, and the positive cash performance on several EPC projects. The disaster relief and recovery services work was the primary cause of the decline in operating cash flows in fiscal year 2006 as compared to fiscal year 2005. We do not expect to have to borrow on existing lines of credit to meet our cash flow requirements for fiscal year 2008, but we do expect to require additional letter of credit and surety bonding capacity to increase our ability to negotiate and execute major EPC projects. Though markets for our EPC services continue to be strong, our ability to continue to sign incremental major EPC contracts may be dependent on our ability to increase our letter of credit and surety bonding capacity, our ability to achieve timely release of existing letters of credit and surety bonds, and/or our ability to obtain more favorable terms from our customers reducing letter of credit and surety requirements on new work. Additionally, as discussed below under "Credit Facility," the increase in the usage of the Credit Facility for performance letters of credit may reduce our borrowing capacity available for general working capital needs. We believe cash generated from operations and available borrowings under our Credit Facility, will be sufficient to fund operations for the next twelve months. We may finance the construction of a new pipe fabrication facility in Mexico which is estimated to require approximately $25 million of capital expenditures in fiscal year 2008. We also anticipate the need to increase the amounts available under our credit facility during fiscal year 2008 to accommodate anticipated growth in our businesses.

The terms we negotiate on new major EPC projects include arrangements for significant retainage of amounts billed by us or significant other financial security in forms including performance bonds and letters of credit or a combination of retainage and other security. Our expectations may vary materially from what is actually received as the timing of these new projects is uncertain and a single or group of large projects could have a significant impact on sources and uses of cash.

As of August 31, 2007, we had cash and cash equivalents of $341.4 million, which excludes $19.3 million of restricted and escrowed cash. Additionally, we had $119.0 million of revolving credit availability under our $850.0 million Credit Facility. On October 13, 2006, we entered into Amendment IV to our Credit Facility to allow for the investment in Westinghouse and allow for an increase in the Credit Facility from $750.0 million to $1.0 billion. We made effective $100.0 million of the approved increase, thus increasing the capacity of the Credit Facility to $850.0 million. Subject to outstanding amounts, the entire Credit Facility, as amended, is available for performance letters of credit. Additionally, the sublimit for revolving lines of credit and financial letters of credit increased from $425.0 million to $525.0 million until November 30, 2007, and $425.0 million thereafter. The Credit Facility retains the original maturity of April 25, 2010.

The following table sets forth the cash flows (in thousands):

	Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Cash flow provided by (used in) operations	$ 461,026	$ (94,549)	$ 55,613
Cash flow provided by (used in) investing	(1,142,362)	67,040	(126,462)
Cash flow provided by (used in) financing	865,725	122,972	23,984
Cash (to) from variable interest entities	(167)	2,290	1,343
Effects of foreign exchange rate changes on cash	1,725	2,156	(1,201)

Operating Cash Flow

Net operating cash flows increased by $555.6 million in fiscal year 2007 compared to fiscal year 2006. The increase was due, in part, to a $326.0 million improvement in E&I's operating cash flow due primarily to collection of amounts due to us in connection with disaster relief, emergency response and recovery services performed for federal, state and local government agencies, and private entities performed during fiscal year 2006.

The decrease in operating cash for fiscal year 2006 as compared to fiscal year 2005 is due primarily to providing hurricane disaster recovery work. In executing our disaster recovery work associated with Hurricanes Katrina and Rita, we experienced payment terms with subcontractors generally shorter than historical levels reflecting a tight market for delivery of services and supplies into the disaster affected area. In contrast, we experienced significantly slower historical receipts for our services as final contract terms were resolved with customers and our state and local government customers await federal relief funds. The extended periods to collect payment for our services combined with a significant increase in the volume of work on these disaster relief efforts resulted in a use of cash and reduction in operating cash flows during fiscal year 2006. The decrease in net operating cash flows in fiscal year 2006 was also impacted by the disbursement of funds associated with one project in the U.S., which achieved substantial completion during the third quarter of fiscal year 2006. Additionally, we recorded claims and unapproved charge orders on certain projects that were being executed in 2006 which did not result in cash flows until the final contractual terms were mutually agreed and settled in fiscal year 2007. Partially offsetting these fiscal year 2006 decreases were cash receipts related to claims recovery of approximately $67.7 million.

Investing Cash Flow

Cash used in investing activities increased $1.2 billion from fiscal year 2006 to fiscal year 2007 primarily due to the proceeds from the Westinghouse Bonds with an approximate principal amount of $1.1 billion that were used to fund our acquisition of a 20% interest in Westinghouse. Partially offsetting the year-over-year increase in cash used in investing activities was a reduction of $108.8 million in net cash received from restricted and escrowed cash in fiscal year 2007 as compared to fiscal year 2006 associated with a power project.

Significant cash was deposited into restricted and escrowed cash accounts, primarily to set aside funding for one project in the U.S. during the first half of fiscal year 2005 as compared to significant cash received from the withdrawal of funds from restricted and escrowed cash accounts associated with completion of that project during fiscal year 2006.

The increase in cash provided by investing activities of $193.5 million in fiscal year 2006 as compared to fiscal year 2005 is due primarily to the cash deposited into restricted and escrowed cash accounts for one domestic power project during fiscal year 2005 as compared to significant withdrawal of those funds from restricted and escrowed cash accounts associated with completion of that project during fiscal year 2006.

Financing Cash Flow

Net financing cash flows increased $742.8 million from fiscal year 2006 to fiscal year 2007 primarily due to the acquisition of our 20% interest in Westinghouse with proceeds from the Westinghouse Bonds. Partially offsetting this increase in financing cash flows were net reductions in our revolving credit facilities during fiscal year 2007 by $150.8 million as compared to net borrowings on our revolving credit facilities of $103.9 million in fiscal year 2006.

See Note 8 — Long-Term Debt and Revolving Lines of Credit and Note 2 — Acquisition of Investment in Westinghouse and Related Agreements included in Part II, Item 8 — Financial Statements and Supplementary Data for additional information about our Westinghouse Bonds.

On May 31, 2007, we redeemed our remaining Senior Notes of $15.2 million plus interest with existing cash on hand.

Net financing cash flows increased $99.0 million from fiscal year 2005 to fiscal year 2006 primarily due to higher net borrowings on our Credit Facility during fiscal year 2006 to support the disaster relief, emergency response and recovery services addressed in the operating cash flow discussion above.

Credit Facility

On October 13, 2006, we entered into Amendment IV to our Credit Facility to allow for the investment in Westinghouse and to allow for an increase in the Credit Facility from $750.0 million to $1.0 billion. We made effective $100.0 million of the approved increase, thus increasing the capacity of the facility to $850.0 million. Subject to outstanding amounts, the entire Credit Facility, as amended, is available for performance letters of credit. We also increased our sublimit for revolving lines of credit and financial letters of credit from $425.0 million to $525.0 million until November 30, 2007, and $425.0 million thereafter. The Credit Facility retains the original maturity of the agreement of April 25, 2010.

The Credit Facility is available for working capital needs and to fund fixed asset purchases, acquisitions and investments in joint ventures and general corporate purposes. During fiscal year 2007, we borrowed and repaid such borrowings and we may periodically borrow under our Credit Facility in the future.

As of August 31, 2007, we were in compliance with the financial covenants contained in the Credit Facility agreement. During fiscal year 2007, we have obtained waivers of financial reporting covenants in the Credit Facility through December 31, 2007, as a result of delays in filing our periodic reports with the SEC.

See Note 8 — Long-Term Debt and Revolving Lines of Credit included in Part II, Item 8 — Financial Statements and Supplementary Data for a description of: (1) the terms and interest rates related to our Credit Facility and revolving lines of credit; (2) amounts available and outstanding for performance letters of credit, financial letters of credit and revolving loans under our Credit Facility; and (3) a description of our Credit Facility financial covenants and matters related to our compliance with those covenants during fiscal year 2007.

Other Revolving Lines of Credit

Additionally, we have various short-term (committed and uncommitted) revolving credit facilities from several financial institutions which are available for letters of credit and, to a lesser extent, working capital loans. See Note 8 — Long-Term Debt and Revolving Lines of Credit included in Part II, Item 8 — Financial Statements and Supplementary Data for additional information.

Off Balance Sheet Arrangements

On a limited basis, performance assurances are extended to customers that guarantee certain performance measurements upon completion of a project. If performance assurances are extended to customers, generally our maximum potential exposure is the remaining cost of the work to be performed under engineering and construction contracts with potential recovery from third party vendors and subcontractors for work performed in the ordinary course of contract execution. As a result, the total costs of the project could exceed our original cost estimates and we could experience reduced gross profit or possibly a loss for that project. In some cases, where we fail to meet certain performance standards, we may be subject to contractual liquidated damages.

See Note 6 — Equity Method Investments and Variable Interest Entities included in Part II, Item 8 — Financial Statements and Supplementary Data for a discussion of guarantees related to our Privatization entities.

During the third quarter of fiscal year 2005, we entered into a guarantee with a third party to guarantee a revolving line of credit of one of our unconsolidated entities, Shaw YPC Piping (Nanjing) Co. LTD, for helping the entity meet its working capital needs. This guarantee expired during fiscal year 2007.

During the fourth quarter of fiscal year 2005, we entered into a guarantee with a third party to guarantee the payment of certain tax contingencies related to Roche Consulting, Group Limited, which was sold during the fourth quarter of fiscal year 2005. Our maximum exposure under this guarantee at the time we entered into this agreement was estimated at $2.3 million.

Commercial Commitments

Our lenders issue letters of credit on our behalf to customers or sureties in connection with our contract performance and in limited circumstances certain other obligations to third parties. We are required to reimburse the issuers of these letters of credit for any payments which they make pursuant to these letters of credit. At August 31, 2007, we had both letter of credit commitments and bonding obligations, which were generally issued to secure performance and financial obligations on certain of our construction contracts, which expire as follows (in millions):

	Amounts of Commitment Expiration by Period				
Commercial Commitments(1)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Letters of Credit -Domestic and Foreign	$ 752.3	$ 64.7	$475.7	$211.9	$ —
Surety bonds	875.2	539.8	227.8	78.0	29.6
Total Commercial Commitments	$1,627.5	$604.5	$703.5	$289.9	$29.6

(1) Commercial Commitments exclude any letters of credit or bonding obligations associated with outstanding bids or proposals or other work not awarded prior to September 1, 2007.

Of the amount of outstanding letters of credit at August 31, 2007, $526.3 million were issued to customers in connection with contracts (performance letters of credit). Of the $526.3 million, five customers held $312.5 million or 59% of the outstanding letters of credit. The largest letter of credit issued to a single customer on a single project is $84.5 million. Draws under our letters of credit as of August 31, 2007 totaled $9.4 million.

As of August 31, 2007 and 2006, we had total surety bonds of $875.2 million and $438.2 million, respectively. However, based on our percentage of completion on contracts covered by these surety bonds, our estimated potential liability as of August 31, 2007 and August 31, 2006 was $467.7 million and $310.8 million, respectively.

Fees related to these commercial commitments were $18.8 million for fiscal year 2007 as compared to $17.8 million for fiscal year 2006 and were recorded in the accompanying consolidated statements of operations.

For a discussion of long-term debt and a discussion of contingencies and commitments, see Note 8 — Long-Term Debt and Revolving Lines of Credit and Note 13 — Contingencies and Commitments, respectively, included in Part II, Item 8 — Financial Statements and Supplementary Data.

Aggregate Contractual Obligations

As of August 31, 2007 we had the following contractual obligations (in millions):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt obligations	$1,100.5	$ 5.6	$ 6.1	$ 1.4	$1,087.4
Capital lease obligations	4.2	2.3	1.8	0.1	—
Operating lease obligations	346.7	77.9	133.0	74.0	61.8
Purchase obligations(a)	16.1	9.7	6.4	—	—
Pension obligations(b)	82.2	7.1	14.9	15.9	44.3
Total contractual cash obligations	$1,549.7	$102.6	$162.2	$91.4	$1,193.5

(a) Purchase obligations primarily relate to IT technical support and software maintenance contracts. Commitments pursuant to subcontracts and other purchase orders related to engineering and construction contracts are not included since such amounts are expected to be funded under contract billings.

(b) Pension obligations, representing amounts expected to be paid out from plans, noted under the heading "After 5 years" are presented for the years 2013-2017.

See Note 8 — Long-Term Debt and Revolving Lines of Credit, Note 12 — Operating Leases, Note 13 — Contingencies and Commitments and Note 16 — Employee Benefit Plans included in Part II, Item 8 — Financial Statements and Supplementary Data for a discussion of long-term debt, leases and contingencies.

Backlog of Unfilled Orders

General. Our backlog represents management's estimate of the amount of awards that we expect to result in future revenues. Backlog is based on legally binding agreements for projects that management believes are probable to proceed. Awards are evaluated by management on a project-by-project basis, and are reported for each period shown based upon the nature of the underlying contract, commitment, and other factors, including the economic, financial and regulatory viability of the project and the likelihood of the contract proceeding. We estimate that approximately 42% of our backlog at August 31, 2007 will be completed in fiscal year 2008.

Our backlog is largely a reflection of the broader economic trends being experienced by our customers and is important to us in anticipating our operational needs. Backlog is not a measure defined in generally accepted accounting principles (GAAP), and our methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog. We cannot assure you that revenues projected in our backlog will be realized, or if realized, will result in profits.

Many of the contracts in backlog provide for cancellation fees in the event customers cancel projects. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenues associated with work performed prior to cancellation and a varying percentage of the profits we would have realized had the contract been completed.

Fossil & Nuclear and E&C Segments. We define our backlog in the Fossil & Nuclear segment and in the E&C segment to include projects for which we have received a commitment from our customers and our pro rata share of our consolidated joint venture entities. This commitment typically takes the form of a written contract for a specific project, a purchase order, or a specific indication of the amount of time or material we need to make available for a customer's anticipated project. Certain backlog engagements are for particular products or projects for which we estimate anticipated future revenues, often based on engineering and design specifications that have not been finalized and may be revised over time.

E&I Segment. Our E&I segment's backlog includes the value of awarded contracts including the estimated value of unfunded work and our pro rata share of consolidated joint venture entities. The unfunded backlog generally represents various government (federal, state and local) project awards for which the project funding has been partially authorized or awarded by the relevant government authorities (e.g., authorization or an award has been provided for only the initial year of a multi-year project). Because of appropriation limitations in the governmental budget processes, firm funding is usually made for only one year at a time, and, in some cases, for periods less than one year, with the remainder of the years under the contract expressed as a series of one-year options. Amounts included in backlog are based on the contract's total awarded value and our estimates regarding the amount of the award that will ultimately result in the recognition of revenues. These estimates are based on indications of future values provided by our clients, our experience with similar awards, similar clients and our knowledge and expectations relating to the given award. Generally the unfunded component of new contract awards is added to backlog at 75% of our expected value. The programs are monitored and estimates are reviewed periodically, and adjustments are made to the amounts included in backlog and in unexercised contract options to properly reflect our estimate of total contract value in the E&I backlog. Our E&I segment backlog does not include any awards (funded or unfunded) for work expected to be performed more than five years after the date of our financial statements. The amount of future actual awards may be more or less than our estimates.

Maintenance Segment. We define our backlog in the Maintenance segment to include projects which are based on legally binding contracts from our customers and our pro rata share of consolidated joint venture entities. This commitment typically takes the form of a written contract for a specific project purchase order, or a specific indication of the amount of time or material we need to make available for a customer's anticipated projects. Certain backlog engagements are for particular products or projects for which we estimate anticipated future revenues. Our backlog for maintenance work is derived from maintenance contracts and our customers' historic maintenance requirements, as well as our future cost estimates based on the client's indications of future plant outages. Our Maintenance segment backlog does not include any awards for work expected to be performed more than five years after the date of our financial statements.

F&M Segment. We define our backlog in the F&M segment to include projects for which we have received a commitment from our customers. This commitment typically takes the form of a written contract for a specific project, a purchase order, or a specific indication of the amount of time or material we need to make available for customers' anticipated projects.

Our backlog is as follows:

	August 31,			
	2007		2006	
Segment	In millions	%	In millions	%
Fossil & Nuclear	$ 6,768.9	47	$3,238.4	35
E&I	2,589.2	18	2,765.1	30
E&C	2,550.8	18	1,412.3	16
Maintenance	1,691.6	12	1,250.9	14
F&M	713.8	5	408.9	5
Total backlog	$14,314.3	100%	$9,075.6	100%

	August 31,			
	2007		2006	
Industry	In millions	%	In millions	%
Environmental and Infrastructure	$ 2,589.2	18	$2,765.1	30
Energy	8,417.5	59	4,359.8	48
Chemical	3,253.8	23	1,857.8	21
Other	53.8	—	92.9	1
Total backlog	$14,314.3	100%	$9,075.6	100%

Geographic Region	August 31, 2007 In millions	2007 %	2006 In millions	2006 %
Domestic	$11,228.1	78	$7,330.5	81
International	3,086.2	22	1,745.1	19
Total backlog	$14,314.3	100%	$9,075.6	100%

Contract Status	August 31, 2007 In millions	2007 %	2006 In millions	2006 %
Signed contracts and commitments	$14,291.5	100	$7,285.2	80
Letters of intent	22.8	—	1,790.4	20
Total backlog	$14,314.3	100%	$9,075.6	100%

Backlog for the Fossil & Nuclear segment as of August 31, 2007 increased $3.5 billion as compared to August 31, 2006. The increase in backlog is primarily a result of booking multiple significant fossil AQCS FGD and clean coal power projects, and services for four nuclear unit plants to be constructed at two sites in China.

Backlog for the E&I segment as of August 31, 2007 decreased $175.9 million compared to August 31, 2006. Awards for fiscal year 2007 primarily relate to remediation, consulting and logistics services from federal and commercial clients. While the fiscal year 2007 storm season was mild, the impact of disaster relief, emergency response and recovery services can be significant to the E&I segment's backlog, as was experienced in fiscal year 2006.

We expect our E&I segment backlog to remain sensitive to the levels of government funding, awards related to disaster relief, emergency response, recovery services projects, and to a lesser extent commercial clients' environmental quality needs. The E&I backlog will rest on our ability to win new contract awards in this highly competitive environment. As of August 31, 2007, contracts with government agencies or entities owned by the U.S. Government are a predominant component of the E&I backlog, accounting for $2.2 billion or 86% of the $2.6 billion in backlog. Unfunded backlog related to federal government projects awarded for which funding has not been approved is $2.0 billion at August 31, 2007 and 2006, respectively.

Backlog for the E&C segment as of August 31, 2007 increased $1.1 billion as compared to August 31, 2006. Included in backlog at August 31, 2007 and 2006, is $994.4 million and $872.0 million, respectively, of customer furnished materials which do not have any associated gross profit. The increase in backlog is due primarily to the signing of a major ethylene project in Singapore. At August 31, 2007, two customers account for approximately $1.9 billion or 75% of backlog for the E&C segment.

Backlog for the Maintenance segment as of August 31, 2007 increased $440.7 million as compared to August 31, 2006. The increase in backlog was due primarily to a significant new award in the energy industry to provide maintenance, modification, and construction services to a customer at multiple sites as well as many smaller awards for other construction services. At August 31, 2007, two customers account for nearly $1.0 billion or 59% of the $1.7 billion in backlog for Maintenance.

Backlog for the F&M segment as of August 31, 2007 increased $304.9 million as compared to August 31, 2006 due to the increasing demand in the chemical, petrochemical, refining, and power generation industries for our fabrication and manufacturing and distribution services. At August 31, 2007, two customers account for approximately $235 million or 33% of backlog for the F&M segment.

Inflation and Changing Prices

We believe that overall inflation and changing prices in the economies in which we perform our services have a minimal effect on our revenues and our income from continuing operations. Generally, for our long-term contract pricing and related cost to complete estimates, we attempt to consider the impact of potential price changes on deliveries of materials and equipment expected to occur in the future. In addition, for our projects that are reimbursable at cost plus a fee, we generally are reimbursed for all contractual costs including rising costs in an inflationary environment. Our fixed price contracts may provide for price adjustments through escalation clauses. See Part I, Item 1 — Business — Types of Contracts and Part I, Item 1A — Risk Factors for additional information about the nature of our contracts. Additionally, Item 7A — Quantitative and Qualitative Disclosures about Market Risk addresses the impact of changes in interest rates on our earnings

Critical Accounting Policies and Related Estimates That Have a Material Effect on Our Consolidated Financial Statements

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the estimate was made; and (2) changes in the estimate that are reasonably likely to occur from period to period, or use different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the foregoing disclosure. In addition, there are other items within our financial statements that required estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. Information regarding our other accounting policies is included in Note 1 — Description of Business and Summary of Significant Accounting Policies in our consolidated financial statements in Item 8 — Financial Statements and Supplementary Data.

Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders, and Incentives

Nature of Estimates Required

A substantial portion of our revenue is derived from long-term construction contracts. The contracts may be performed as stand-alone engineering, procurement or construction contracts or as combined contracts (i.e. one contract that covers engineering, procurement and construction or a combination thereof). For contracts that meet the criteria under SOP 81-1, we recognize revenues on the percentage-of-completion method, primarily based on costs incurred to date compared with total estimated contract costs.

It is possible there will be future and currently unforeseeable significant adjustments to our estimated contract revenues, costs and gross profit for contracts currently in process, particularly in the later stages of the contracts. These adjustments are common in the construction industry and inherent in the nature of our contracts. These adjustments could, depending on the magnitude of the adjustments and/or the number of contracts being executed, materially, positively or negatively, affect our operating results in an annual or quarterly reporting period. These adjustments are, in our opinion, most likely to occur as a result of, or be affected by, the following factors in the application of the percentage-of-completion method discussed above for our contracts.

- Revenues and gross profit from cost-reimbursable, contracts can be significantly affected by contract incentives/penalties that may not be known or finalized until the later stages of the contracts. Substantially all of our revenues from cost-reimbursable contracts are based on costs incurred plus mark-up fees and/or incentives, where applicable. Applying the standards included in SOP 81-1, we recognize revenue on these types of contracts as work is performed and costs are incurred. Incentives and/or penalties are also recognized based on the percentage of completion when it is probable that the incentives will be earned and/or penalties incurred.

  Incentives can be tied to measurable criteria such as costs, schedule, performance, safety, milestones, etc. Recognition of revenue from incentives requires significant judgment and is based on a project-specific basis.

  Generally, the penalty provisions for our cost-reimbursable contracts are "capped" to limit our monetary exposure. Although we believe it is unlikely that we could incur losses or lose all of our gross profit on our cost-reimbursable contracts, it is possible for penalties to reduce or eliminate previously recorded profits.

The incentive/penalty provisions are usually finalized as contract change orders either subsequent to negotiation with, or verification by, our customers. Therefore, while cost-reimbursable contracts generally limit our risks on the related projects, we can incur losses on these contracts.

In most situations, the amount and impact of incentives/penalties are not, or cannot be, finalized until the later stages of the contract, at which time we record adjustments to the amounts of project revenues and cost on a cumulative catch-up basis. Since the percentage complete is high at these later stages, recognizing the incentives or penalties can have a significant impact on a period's earnings.

- We have fixed-price contracts, for which the accuracy of gross profit is dependent on the accuracy of cost estimates and other factors.

  The accuracy of the gross profit we report for fixed-price contracts is dependent upon the judgments we make in estimating our contract performance, contract revenues and cost, and our ability to recover additional contract costs through change orders, claims or backcharges to the customer, subcontractors and vendors. Many of these contracts also have incentive/penalty provisions. Increases in cost estimates and decreases in revenue estimates, unless recoverable from claims or change orders, will result in a reduction in profit.

  Disputes with other parties involved in the contract can and often do occur. These disputes are generally the result of one party incurring costs or damages caused by another party during execution of a project. We may incur additional costs or be damaged and we may cause additional costs or damage to other parties. The other parties include our customer on the contract, subcontractors and vendors we have contracted with to execute portions of the project and others. We may claim damages against others and others may claim damages against us. Collectively, we refer to disputes related to collection of these damages as "claims." Claims include amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. These claims against customers are included in our revenue estimates as additional contract revenues up to the amount of contract costs incurred when the recovery of such amounts is probable. Backcharges and claims against and from our vendors, subcontractors and others are included in our cost estimates as a reduction or increase in total estimated costs when recovery or payment of the amounts is probable and the costs can be reasonably estimated.

- Revenues and gross profit on contracts can be significantly affected by change orders and claims that may not be ultimately negotiated until the later stages of a contract or after a contract is completed. When estimating the amount of total gross profit or loss on a contract, we include claims related to our customers as adjustments to revenues and claims related to vendors, subcontractors and others as adjustments to cost of revenues when the recovery of such amounts is probable and the amounts can be reasonably estimated. Recording claims ultimately increases the gross profit (or reduces the loss) that would otherwise be recorded without consideration of the claims. Our claims against others are recorded up to the amount of costs incurred and include no gross profit until such time as they are finalized and approved. In most cases, the claims included in determining contract gross profit are less than the actual claim that will be or has been presented.

Claims are included in costs and estimated earnings in excess of billings on the balance sheet (see Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives included in Part II, Item 8 — Financial Statements and Supplementary Data for further discussion of our significant claims).

Assumptions and Approach Used

We use accounting principles set forth in SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," and other applicable accounting standards to account for our contracts. Performance incentives are included in our estimates of revenues using the percentage-of-completion method when their realization is probable. Cancellation fees are recognized when received.

Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are identified. The cumulative effect of changes to estimated contract gross profit and loss, including those arising from contract penalty provisions such as liquidated damages, final contract settlements, warranty claims and reviews of our costs performed by customers, are recognized in the period in which the revisions are identified. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we report such a change by recognizing a charge against current earnings, which might be significant depending on the size of the project or the adjustment. Gross profit is recorded for change orders and claims in the period such amounts are settled or approved.

Revenue Recognition — Contract Segmenting

Certain contracts include services performed by more than one operating segment, particularly EPC contracts which include pipe fabrication and steel erection services performed by our F&M segment. We segment revenues, costs and gross profit related to our significant F&M subcontracts that meet the criteria in SOP 81-1. Revenues recorded in our F&M segment under this policy are based on our prices and terms for such similar services to third party customers. This policy may result in different interim rates of profitability for each segment of the affected EPC contract than if we had recognized revenues on a percentage-of-completion for the entire project based on the combined estimated total costs of all EPC and pipe fabrication and steel erection services.

Other Revenue Recognition and Profit and Loss Estimates

Nature of Estimates Required

Revenues generated from licensing our chemical industry performance enhancement technologies are recorded in the period earned based on the performance criteria defined in the related contracts.

Assumptions and Approach Used

For running royalty agreements, we recognize revenues based on customer production volumes at the contract specified unit rates. Sales of paid-up license agreements are coupled with the sale of engineering services for the integration of the technology into the customers' processes. For paid-up license agreements, revenue is recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date on engineering services to total estimated contract costs (primarily engineering cost and estimated performance guarantee liability). Under such agreements, revenue available for recognition on a percentage-of-completion basis is limited to the agreement value less a provision for contractually specified performance guarantees. The provision for performance guarantees is recorded in gross profit when, and if, the related performance testing is successfully completed or an assessment indicates a reduction of the liability provision is appropriate.

Nature of Estimates Required

For most housing privatization projects we provide operations management, development, and construction services through 50% owned entities (the Privatization Subsidiaries). These services are provided to the companies that hold the equity ownership in the housing and related assets (the Privatization Entities). Typically, the Privatization Subsidiary and the related military branch each own a portion of the Privatization Entity during the term of contract, which generally is 50 years. The Privatization Subsidiary recognizes revenues from operations management and related incentive fees as earned. The Privatization Subsidiary recognizes revenues on development and construction service fees on the percentage-of-completion method based on costs incurred to date compared with total estimated contract costs.

Assumptions and Approach Used

We defer our economic ownership percentage of development and construction service fees and recognize those fees over the useful lives of the related capitalized improvements. We recognize earnings for our economic ownership percentage of the net earnings of the Privatization Entity. Because the Privatization Subsidiaries are unconsolidated subsidiaries, we record their results in earnings from unconsolidated entities (see Note 6 — Equity Method Investments and Variable Interest Entities included in Part II, Item 8 — Financial Statements and Supplementary Data).

Litigation, Commitments and Contingencies

Nature of Estimates Required

We are subject to various claims, lawsuits, environmental matters and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based on professional knowledge and experience of our management and legal counsel. The ultimate resolution of any such exposure may vary from earlier estimates as further facts and circumstances become known.

Assumptions and Approach Used

In accordance with SFAS No. 5, "Accounting for Contingencies," amounts are recorded as charges to earnings when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Income Taxes

Nature of Estimates Required, Assumptions and Approach Used

Deferred income taxes are provided on a liability method whereby deferred tax assets/liabilities are established for the difference between the financial reporting basis and the income tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards and other tax credits. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We also consider the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment of such realization. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of August 31, 2007, we had deferred tax assets of $190.1 million, net of valuation allowance, including $99.3 million related to net operating losses and tax credit carryforwards. As of August 31, 2007, we had a deferred tax asset valuation allowance of $24.1 million (see Note 9 — Income Taxes included in Part II, Item 8 — Financial Statements and Supplementary Data).

Acquisitions — Fair Value Accounting and Goodwill Impairment

Nature of Estimates Required

Goodwill represents the excess of the cost of acquired businesses over the fair value of their identifiable net assets. Our goodwill balance as of August 31, 2007 was approximately $514.0 million; most of which related to the Stone & Webster acquisition in fiscal year 2000 and the IT Group acquisition in fiscal year 2002 (see Note 7 — Goodwill, Other Intangibles and Contract Adjustments and Accrued Contract Losses included in Part II, Item 8 — Financial Statements and Supplementary Data). Our estimates of the fair values of the tangible and intangible assets and liabilities we acquire in acquisitions are determined by reference to various internal and external data and judgments, including the use of third party experts. These estimates can and do

As of August 31, 2007, excluding Westinghouse, we have no variable rate debt. Including Westinghouse, we have outstanding $653.1 million of variable rate Westinghouse bonds (face value 78 billion JPY) with a coupon rate of 0.70% above the sixth-month JPY LIBOR rate (1.07% as of August 31, 2007). We have entered into an interest rate swap agreement through March 15, 2013 which fixes our interest payments at 2.398% to minimize our interest rate risk.

The table below provides information about our outstanding debt instruments (including capital leases) that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. dollar equivalents, which is our reporting currency. The instrument's actual cash flows are denominated in millions of U.S. dollars ($US) and the table is accurate as of August 31, 2007.

	Expected Maturity Dates							
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Long-term debt								
Fixed rate	$7.7	$5.8	$2.1	$1.5	$—	$426.9	$444.0	$457.4
Average interest rate	8.1%	8.3%	8.3%	8.3%	—%	2.2%		
Variable rate	—	—	—	—	—	$653.1	$653.1	$673.5
Average interest rate	—	—	—	—	—	2.398%		

The calculated fair value of long-term debt (including capital leases) incorporates the face value of the Westinghouse Bonds and related foreign currency translation adjustments recognized as of August 31, 2007.

Foreign Currency Exchange Rate Risk

During fiscal year 2007, we issued bonds denominated in JPY in connection with our investment in Westinghouse. These bonds, which have an aggregate face value of 128.98 billion JPY (or $1.12 billion as of August 31, 2007), are revalued at the end of each accounting period using period-end exchange rates. A 1% increase in the value of the JPY against the U.S. dollar will create a $11.2 million foreign exchange loss in our income statement. Although the Put Option associated with our investment in Westinghouse, if exercised, could mitigate the amount of foreign exchange loss incurred with respect to these bonds, a significant and sustained appreciation in the value of the JPY versus the U.S. dollar could significantly reduce our returns on our investment in Westinghouse. See Note 2 — Acquisition of Investment in Westinghouse and Related Agreements and Note 8 — Long-Term Debt and Revolving Lines of Credit included in Part II, Item 8 — Financial Statements and Supplementary Data for more information regarding these JPY-denominated bonds and our investment in Westinghouse.

The majority of our transactions are in U.S. dollars; however, some of our subsidiaries conduct their operations in various foreign currencies. Currently, when considered appropriate, we use hedging instruments to manage the risk associated with our subsidiaries' operating activities when they enter into a transaction in a currency that is different than their local currency. In these circumstances, we will frequently utilize forward exchange contracts to hedge the anticipated purchases and/or revenues. We attempt to minimize our exposure to foreign currency fluctuations by matching revenues and expenses in the same currency as our contracts. As of August 31, 2007, we had a minimal number of forward exchange contracts outstanding that were hedges of interest payments on the Westinghouse Bonds.

recognizes revenues on development and construction service fees on the percentage-of-completion method based on costs incurred to date compared with total estimated contract costs.

Assumptions and Approach Used

We defer our economic ownership percentage of development and construction service fees and recognize those fees over the useful lives of the related capitalized improvements. We recognize earnings for our economic ownership percentage of the net earnings of the Privatization Entity. Because the Privatization Subsidiaries are unconsolidated subsidiaries, we record their results in earnings from unconsolidated entities (see Note 6 — Equity Method Investments and Variable Interest Entities included in Part II, Item 8 — Financial Statements and Supplementary Data).

Litigation, Commitments and Contingencies

Nature of Estimates Required

We are subject to various claims, lawsuits, environmental matters and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based on professional knowledge and experience of our management and legal counsel. The ultimate resolution of any such exposure may vary from earlier estimates as further facts and circumstances become known.

Assumptions and Approach Used

In accordance with SFAS No. 5, "Accounting for Contingencies," amounts are recorded as charges to earnings when we determine that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Income Taxes

Nature of Estimates Required, Assumptions and Approach Used

Deferred income taxes are provided on a liability method whereby deferred tax assets/liabilities are established for the difference between the financial reporting basis and the income tax basis of assets and liabilities, as well as operating loss and tax credit carryforwards and other tax credits. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We also consider the reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment of such realization. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of August 31, 2007, we had deferred tax assets of $190.1 million, net of valuation allowance, including $99.3 million related to net operating losses and tax credit carryforwards. As of August 31, 2007, we had a deferred tax asset valuation allowance of $24.1 million (see Note 9 — Income Taxes included in Part II, Item 8 — Financial Statements and Supplementary Data).

Acquisitions — Fair Value Accounting and Goodwill Impairment

Nature of Estimates Required

Goodwill represents the excess of the cost of acquired businesses over the fair value of their identifiable net assets. Our goodwill balance as of August 31, 2007 was approximately $514.0 million; most of which related to the Stone & Webster acquisition in fiscal year 2000 and the IT Group acquisition in fiscal year 2002 (see Note 7 — Goodwill, Other Intangibles and Contract Adjustments and Accrued Contract Losses included in Part II, Item 8 — Financial Statements and Supplementary Data). Our estimates of the fair values of the tangible and intangible assets and liabilities we acquire in acquisitions are determined by reference to various internal and external data and judgments, including the use of third party experts. These estimates can and do differ from the basis or value (generally representing the acquired entity's actual or amortized cost) previously recorded by the acquired entity for its assets and liabilities. Accordingly, our post-acquisition financial statements are materially impacted by and dependent on the accuracy of management's fair value estimates and adjustments. Our experience has been that the most significant of these estimates are the values assigned to construction contracts, production backlog, customer relationships, licenses and technology. These estimates can also have a positive or negative material effect on future reported operating results. Further, our future operating results may also be positively or negatively materially impacted if the final values for the assets acquired or liabilities assumed in our acquisitions are materially different from the fair value estimates which we recorded for the acquisition.

Assumptions and Approach Used

We completed our annual impairment test during the third quarter of fiscal year 2007 in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and concluded that the carrying value of goodwill in our EDS unit in the Fossil & Nuclear segment exceeded its fair value. As a result, we recorded a goodwill impairment charge of $2.1 million and impaired the remaining $0.4 million carrying value of the EDS customer relationship intangible in fiscal year 2007.

We test goodwill for impairment at each of our reporting unit levels. In evaluating whether an impairment of goodwill exists, we calculate the estimated fair value of each of our reporting units based on estimated projected discounted cash flows as of the date we perform the impairment tests (implied fair value). We then compare the resulting estimated implied fair values, by reporting unit, to the respective book values, including goodwill. If the book value of a reporting unit exceeds its fair value we measure the amount of the impairment loss by comparing the implied fair value (which is a reasonable estimate of the value of goodwill for the purpose of measuring an impairment loss) of the reporting unit's goodwill to the carrying amount of that goodwill. To the extent that the carrying amount of a reporting unit's goodwill exceeds its implied fair value, we recognize an impairment loss on the goodwill at that time. In evaluating whether there was an impairment of goodwill, we also take into consideration changes in our business and changes in our projected discounted cash flows, in addition to our stock price and market value of interest bearing obligations. We do not believe any events have occurred since our annual impairment test that would cause an impairment of goodwill. However, our businesses are cyclical and subject to competitive pressures. Therefore, it is possible that the goodwill values of our businesses could be adversely impacted in the future by these or other factors and that a significant impairment adjustment, which would reduce earnings and affect various debt covenants, could be required in such circumstances. Our next required annual impairment test will be conducted in the third quarter of fiscal year 2008 unless indicators of impairment occur prior to that time.

Share-Based Compensation

Nature of Estimates Required, Assumptions and Approach Used

Effective September 1, 2005, we adopted FASB Statement No. 123(R), "Share-Based Payment" (Statement 123(R)). This statement replaced FASB Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123) and superseded APB No. 25. Statement 123(R), and requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires us to recognize compensation cost on a prospective basis. For stock-based awards granted after September 1, 2005, we recognize compensation expense based on estimated grant date fair value using the modified Black-Scholes option-pricing model, considering various weighted-average assumptions. These weighted-average assumptions (volatility, risk-free interest rate, expected term, grant-date fair value) are based on multiple factors, including future and historical employment and post-employment option exercise patterns for certain relatively homogeneous participants and their impact on expected terms of the options and the implied volatility of our stock price.

Pension Plans

Nature of Estimates Required, Assumptions and Approach Used

Our pension benefit obligations and expenses are calculated using actuarial models and methods, in accordance with Statement of Financial Accounting Standards No. 158 (SFAS No. 158), "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R)." Two of the more critical assumptions and estimates used in the actuarial calculations are the discount rate for determining the current value of plan benefits and the expected rate of return on plan assets. Other critical assumptions and estimates used in determining benefit obligations and plan expenses, including demographic factors such as retirement age, mortality, and turnover, are also evaluated periodically and updated accordingly to reflect our actual experience.

Discount rates are determined annually and are based on rates of return of high-quality corporate bonds (Moody's AA rating). Expected long-term rates of return on plan assets are determined annually and are based on an evaluation of our plan assets, historical trends, and experience, taking into account current and expected market conditions. Plan assets are comprised primarily of equity and debt securities.

The discount rate utilized to determine the projected benefit obligation at the measurement date for our pension plans increased to 5.75% at August 31, 2007, compared to 5.0% at August 31, 2006, reflecting higher interest rates experienced during the last fiscal year. Correspondingly, the rate of return expected on our plan assets was increased to 7.25% at August 31, 2007 from 6.4% at August 31, 2006. To determine the rates of return, we consider the historical experience and expected future performance of the plan assets, as well as the current and expected allocation of the plan assets.

The actuarial assumptions used in determining our pension benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

SFAS No. 158 requires prospective application; recognition and disclosure requirements are effective for our fiscal year ended August 31, 2007. The impact of adopting SFAS No. 158 resulted in a reduction of $11.6 million to stockholders' equity.

Other Recent Accounting Pronouncements

For a discussion of other recent accounting pronouncements and the effect they could have on our consolidated financial statements, see Note 22 — New Accounting Pronouncements included in Part II, Item 8 — Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We do not enter into derivative financial instruments for trading, speculation or other purposes that would expose us to market risk. In the normal course of business, we have exposure to both interest rate risk and foreign currency exchange rate risk.

Interest Rate Risk

We are exposed to interest rate risk due to changes in interest rates, primarily in the U.S. and Japan. Our policy is to manage interest rate risk through the use of a combination of fixed and floating rate debt and short-term fixed rate investments.

Our Credit Facility provides that both revolving credit loans and letters of credit may be issued within the $850.0 million limit of the Credit Facility. At August 31, 2007, there were no revolving credit loans under the Credit Facility. At August 31, 2007, the fixed interest rate on our primary Credit Facility was 7.90% with an availability of $119.0 million. See Note 8 — Long-Term Debt and Revolving Lines of Credit included in Part II, Item 8 — Financial Statements and Supplementary Data for further discussion.

As of August 31, 2007, excluding Westinghouse, we have no variable rate debt. Including Westinghouse, we have outstanding $653.1 million of variable rate Westinghouse bonds (face value 78 billion JPY) with a coupon rate of 0.70% above the sixth-month JPY LIBOR rate (1.07% as of August 31, 2007). We have entered into an interest rate swap agreement through March 15, 2013 which fixes our interest payments at 2.398% to minimize our interest rate risk.

The table below provides information about our outstanding debt instruments (including capital leases) that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in U.S. dollar equivalents, which is our reporting currency. The instrument's actual cash flows are denominated in millions of U.S. dollars ($US) and the table is accurate as of August 31, 2007.

	Expected Maturity Dates							Fair Value
	2008	2009	2010	2011	2012	Thereafter	Total	
Long-term debt								
Fixed rate	$7.7	$5.8	$2.1	$1.5	$—	$426.9	$444.0	$457.4
Average interest rate	8.1%	8.3%	8.3%	8.3%	—%	2.2%		
Variable rate	—	—	—	—	—	$653.1	$653.1	$673.5
Average interest rate	—	—	—	—	—	2.398%		

The calculated fair value of long-term debt (including capital leases) incorporates the face value of the Westinghouse Bonds and related foreign currency translation adjustments recognized as of August 31, 2007.

Foreign Currency Exchange Rate Risk

During fiscal year 2007, we issued bonds denominated in JPY in connection with our investment in Westinghouse. These bonds, which have an aggregate face value of 128.98 billion JPY (or $1.12 billion as of August 31, 2007), are revalued at the end of each accounting period using period-end exchange rates. A 1% increase in the value of the JPY against the U.S. dollar will create a $11.2 million foreign exchange loss in our income statement. Although the Put Option associated with our investment in Westinghouse, if exercised, could mitigate the amount of foreign exchange loss incurred with respect to these bonds, a significant and sustained appreciation in the value of the JPY versus the U.S. dollar could significantly reduce our returns on our investment in Westinghouse. See Note 2 — Acquisition of Investment in Westinghouse and Related Agreements and Note 8 — Long-Term Debt and Revolving Lines of Credit included in Part II, Item 8 — Financial Statements and Supplementary Data for more information regarding these JPY-denominated bonds and our investment in Westinghouse.

The majority of our transactions are in U.S. dollars; however, some of our subsidiaries conduct their operations in various foreign currencies. Currently, when considered appropriate, we use hedging instruments to manage the risk associated with our subsidiaries' operating activities when they enter into a transaction in a currency that is different than their local currency. In these circumstances, we will frequently utilize forward exchange contracts to hedge the anticipated purchases and/or revenues. We attempt to minimize our exposure to foreign currency fluctuations by matching revenues and expenses in the same currency as our contracts. As of August 31, 2007, we had a minimal number of forward exchange contracts outstanding that were hedges of interest payments on the Westinghouse Bonds.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO COMBINED FINANCIAL STATEMENTS OF TOSHIBA NUCLEAR ENERGY HOLDINGS (US), INC. AND TOSHIBA NUCLEAR ENERGY HOLDINGS (UK) LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Shaw Group Inc. and Subsidiaries

We have audited The Shaw Group Inc.'s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Shaw Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying 2007 Annual Report on Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment in Item 9A(b) of the 2007 Annual Report on Form 10-K:

- Control Environment over Financial Reporting
- Complex or Non-Routine Accounting Matters
- Period-End Financial Reporting Process
- Energy & Chemical Segment Control Environment
- Energy & Chemical Segment Project Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The Shaw Group Inc. and subsidiaries as of August 31, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated December 3, 2007, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, The Shaw Group Inc. has not maintained effective internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statements referring to corrective actions taken after August 31, 2007, relative to the aforementioned material weaknesses in internal control over financial reporting.

/s/ KPMG LLP

Baton Rouge, Louisiana
December 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Shaw Group Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of The Shaw Group Inc. and subsidiaries as of August 31, 2007 and the related consolidated statement of operations, shareholders' equity and cash flows for the year ended August 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Shaw Group Inc. and subsidiaries as of August 31, 2007, and the results of their operations and their cash flows for the year ended August 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), The Shaw Group Inc. and subsidiaries internal control over financial reporting as of August 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 3, 2007, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 1 and Note 16 to the consolidated financial statements, effective August 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

/s/ KPMG LLP

Baton Rouge, Louisiana
December 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Shaw Group Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of The Shaw Group Inc. and subsidiaries (the Company) as of August 31, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended August 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Shaw Group Inc. and subsidiaries at August 31, 2006, and the consolidated results of their operations and their cash flows for the years ended August 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the consolidated financial statements have been restated. As also discussed in Note 1 to the consolidated financial statements, effective September 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

/s/ Ernst & Young LLP

New Orleans, Louisiana
October 27, 2006, except for the effects
of the restatements described
in paragraphs 1, 2, and 3 of Note 1,
as to which the date is
November 29, 2007

THE SHAW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of August 31, 2007 and 2006
(Dollars in thousands)

	2007	2006 (Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 341,359	$ 155,412
Restricted and escrowed cash	19,266	43,409
Accounts receivable, including retainage, net	771,806	718,721
Inventories	184,371	114,436
Costs and estimated earnings in excess of billings on uncompleted contracts, including claims	398,131	470,708
Deferred income taxes	79,146	85,085
Prepaid expenses	23,576	8,781
Other current assets	34,435	83,312
Total current assets	1,852,090	1,679,864
Investments in and advances to unconsolidated entities, joint ventures and limited partnerships	41,227	53,173
Investment in Westinghouse	1,094,538	—
Property and equipment, at cost	418,514	345,369
Less accumulated depreciation	(198,662)	(167,121)
Property and equipment, net	219,852	178,248
Goodwill	513,951	506,592
Intangible assets	27,356	31,108
Deferred income taxes	22,155	—
Other assets	103,683	88,369
	$3,874,852	$2,537,354
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 553,273	$ 481,351
Accrued salaries, wages and benefits	119,219	101,621
Other accrued liabilities	200,500	125,430
Advanced billings and billings in excess of costs and estimated earnings on uncompleted contracts	572,435	331,650
Short-term debt and current maturities of long-term debt	7,687	11,688
Total current liabilities	1,453,114	1,051,740
Long-term debt, less current maturities	9,337	173,534
Japanese Yen-denominated long-term bonds secured by Investment in Westinghouse, net	1,087,428	—
Deferred income taxes	—	18,664
Interest rate swap contract on Japanese Yen-denominated bonds	6,667	—
Other liabilities	62,960	41,678
Minority interest	18,825	13,408
Contingencies and commitments (Note 13)		
Shareholders' equity:		
Preferred stock, no par value, 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value, 200,000,000 shares authorized; 86,711,957 and 85,866,727 shares issued, respectively; and 81,197,473 and 80,475,928 shares outstanding, respectively	1,104,633	1,072,589
Retained earnings	273,602	292,602
Accumulated other comprehensive loss	(36,666)	(25,363)
Treasury stock, 5,514,484 and 5,390,799 shares, respectively	(105,048)	(101,498)
Total shareholders' equity	1,236,521	1,238,330
	$3,874,852	$2,537,354

The accompanying notes are an integral part of these consolidated financial statements.

THE SHAW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended August 31, 2007, 2006 and 2005
(In thousands, except per share amounts)

	2007	2006 (Restated)	2005 (Restated)
Revenues	$5,723,712	$4,775,649	$3,267,702
Cost of revenues	5,348,295	4,454,629	2,974,899
Gross profit	375,417	321,020	292,803
General and administrative expenses	274,490	225,575	190,362
Operating income	100,927	95,445	102,441
Interest expense	(12,811)	(19,177)	(29,107)
Interest expense on Japanese Yen-denominated bonds including accretion and amortization	(30,577)	—	—
Interest income	13,785	5,939	5,571
Loss on retirement of debt	(1,119)	—	(47,772)
Foreign currency translation losses on Japanese Yen-denominated bonds, net	(33,204)	—	—
Other foreign currency transaction gains (losses), net	(5,275)	(865)	823
Other income (expense), net	1,440	(933)	5,979
Income before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	33,166	80,409	37,935
Provision for income taxes	10,747	17,600	17,436
Income before minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	22,419	62,809	20,499
Minority interest	(17,699)	(14,725)	(7,180)
Income from 20% Investment in Westinghouse, net of income taxes	2,176	—	—
Earnings (losses) from unconsolidated entities, net of income taxes	(25,896)	2,142	3,791
Income (loss) from continuing operations	(19,000)	50,226	17,110
Loss from discontinued operations, net of income taxes	—	—	(1,439)
Net income (loss)	$ (19,000)	$ 50,226	$ 15,671
Net income (loss) per common share:			
Basic:			
Income (loss) from continuing operations	$ (0.24)	$ 0.64	$ 0.25
Loss from discontinued operations, net of income taxes	—	—	(0.02)
Net income (loss)	$ (0.24)	$ 0.64	$ 0.23
Diluted:			
Income (loss) from continuing operations	$ (0.24)	$ 0.63	$ 0.25
Loss from discontinued operations, net of income taxes	—	—	(0.02)
Net income (loss)	$ (0.24)	$ 0.63	$ 0.22
Weighted average shares outstanding:			
Basic	79,857	78,791	68,673
Diluted	79,857	80,289	69,792

The accompanying notes are an integral part of these consolidated financial statements.

THE SHAW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share amounts)

	Common Stock Shares	Treasury Stock Shares	Common Stock Amount	Treasury Stock Amount	Unearned Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance, August 31, 2004, as previously reported	69,101,493	(5,331,655)	$ 772,077	$ (99,913)	$ (6,072)	$(15,157)	$229,136	$ 880,071
Cumulative effect of accounting errors	—	—	(340)	—	—	—	(2,431)	(2,771)
Balance, August 31, 2004, (Restated)	69,101,493	(5,331,655)	771,737	(99,913)	(6,072)	(15,157)	226,705	877,300
Net income	—	—	—	—	—	—	15,671	15,671
Other comprehensive income (loss):								
Foreign currency translation adjustments	—	—	—	—	—	(3,872)	—	(3,872)
Change in unrealized net gains (losses) on hedging activities, net of tax of $5	—	—	—	—	—	(210)	—	(210)
Additional pension liability, not yet recognized in net periodic pension expense, net of tax expense of $—	—	—	—	—	—	(12,513)	—	(12,513)
Comprehensive income (loss)	—	—	—	—	—	—	—	(924)
Shares issued in public equity offerings	14,067,500	—	260,270	—	—	—	—	260,270
Exercise of options	378,715	—	3,248	—	—	—	—	3,248
Tax benefits from stock based compensation	—	—	506	—	—	—	—	506
Stock-based compensation	741,296	—	8,745	—	(9,134)	—	—	(389)
Amortization of stock-based compensation	—	—	—	—	4,009	—	—	4,009
Balance, August 31, 2005, (Restated)	84,289,004	(5,331,655)	$1,044,506	$ (99,913)	$(11,197)	$(31,752)	$242,376	$1,144,020
Net income (loss)	—	—	—	—	—	—	50,226	50,226
Other comprehensive income (loss):	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(495)	—	(495)
Change in unrealized net gains (losses) on hedging activities, net of tax of $5	—	—	—	—	—	(7)	—	(7)
Decrease in pension liability, not yet recognized in net periodic pension expense, net of tax benefit of $—	—	—	—	—	—	6,891	—	6,891
Comprehensive income (loss)	—	—	—	—	—	—	—	56,615
Exercise of options	1,168,023	—	18,675	—	—	—	—	18,675
Tax benefits from stock based compensation	—	—	3,586	—	—	—	—	3,586
Stock-based compensation	409,700	(59,144)	24,340	(1,585)	(7,321)	—	—	15,434
Reclassification of unearned compensation due to the adoption of SFAS 123R	—	—	(18,518)	—	18,518	—	—	—
Balance, August 31, 2006, (Restated)	85,866,727	(5,390,799)	$1,072,589	$(101,498)	$ —	$(25,363)	$292,602	$1,238,330
Net income (loss)	—	—	—	—	—	—	(19,000)	(19,000)
Other comprehensive income:								
Foreign currency translation adjustments	—	—	—	—	—	1,404	—	1,404
Change in unrealized net gains (losses) on hedging activities, net of tax of $2,667	—	—	—	—	—	(4,000)	—	(4,000)
Decrease in pension liability, not yet recognized in net periodic pension expense, net of tax expense of $2,003	—	—	—	—	—	2,939	—	2,939
Comprehensive income (loss)	—	—	—	—	—	—	—	(18,657)
Adjustment upon initial adoption of SFAS 158, net of tax benefit of $7,945	—	—	—	—	—	(11,646)	—	(11,646)
Exercise of options	569,152	—	8,815	—	—	—	—	8,815
Tax benefits from stock based compensation	—	—	3,850	—	—	—	—	3,850
Stock-based compensation	276,078	(123,685)	19,379	(3,550)	—	—	—	15,829
Balance, August 31, 2007	86,711,957	(5,514,484)	$1,104,633	$(105,048)	$ —	$(36,666)	$273,602	$1,236,521

The accompanying notes are an integral part of these consolidated financial statements.

THE SHAW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2007, 2006 and 2005
(Dollars in thousands)

	2007	2006 (Restated)	2005 (Restated)
Cash flows from operating activities:			
Net income (loss)	$ (19,000)	$ 50,226	$ 15,671
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	41,303	35,272	31,388
Provision for (benefit from) deferred income taxes	(31,030)	3,351	8,184
Stock-based compensation expense	19,379	18,018	4,321
Accretion of discount on long-term debt and amortization of deferred financing costs	8,006	1,124	3,712
Amortization of contract adjustments	(3,361)	(3,575)	(11,098)
Provision for uncollectible accounts receivable	17,134	10,285	2,780
(Earnings) losses from unconsolidated entities, net of taxes	(4,609)	(2,142)	(3,790)
Impairment of assets	8,041	5,130	—
Distributions from unconsolidated entities	3,485	1,956	—
Foreign currency transaction (gains) losses, net	5,275	865	(919)
Foreign currency translation losses, net (Westinghouse)	33,204	—	—
Loss on retirement of debt	1,119	—	47,772
Write-off of claims receivable	—	48,155	—
Minority interest	17,699	14,724	7,179
Payments for financed insurance premiums	(13,033)	(9,765)	(10,582)
Return on capital to joint venture partner	(11,778)	(12,210)	—
Impairment of investments in unconsolidated entities	47,215	—	—
Pension, net periodic costs	(5,342)	(6,307)	(5,957)
Other	(1,684)	(778)	(2,555)
Changes in assets and liabilities, net of effects of acquisitions and consolidation of variable interest entities:			
(Increase) decrease in receivables	(46,393)	(296,235)	30,311
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts, including claims	75,802	(103,999)	(30,803)
(Increase) in inventories	(66,895)	(17,135)	(17,616)
(Increase) decrease in other current assets	55,505	(33,497)	12,547
(Increase) decrease in prepaid expenses	(14,803)	(2,788)	4,254
(Increase) in other assets	(22,631)	(24,631)	(9,222)
Increase in accounts payable	43,475	127,205	4,419
Increase in accrued liabilities	89,803	53,864	5,077
Increase (decrease) in advanced billings and billings in excess of costs and estimated earnings on uncompleted contracts	240,775	39,924	(74,604)
Increase (decrease) in deferred revenue	(11,264)	1,933	2,359
Increase in other long-term liabilities	5,629	6,481	42,785
Net cash provided by (used in) operating activities	461,026	(94,549)	55,613
Cash flows from investing activities:			
Proceeds from sale of businesses, net of cash surrendered	—	1,242	14,108
Purchases of businesses, net of cash received	(14,114)	(720)	—
Purchases of property and equipment	(65,184)	(49,118)	(30,201)

THE SHAW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended August 31, 2007, 2006 and 2005 — (Continued)

	2007	2006 (Restated)	2005 (Restated)
Investment in and advances to unconsolidated entities and joint ventures	(10,448)	(19,244)	(13,335)
Investment in Westinghouse	(1,085,913)	—	—
Distributions from unconsolidated entities	4,878	3,785	14,930
Acquisition costs	—	(2,188)	—
Cash received from restricted and escrowed cash	84,894	193,722	212,474
Cash deposited into restricted and escrowed cash	(60,789)	(65,230)	(327,800)
Proceeds from sale of property and equipment	4,314	4,791	3,362
Net cash provided by (used in) investing activities	(1,142,362)	67,040	(126,462)
Cash flows from financing activities:			
Proceeds from issuance of Japanese Yen-denominated bonds	1,049,465	—	—
Purchase of treasury stock	(3,550)	(1,584)	—
Repayment of debt and capital leases	(32,102)	(4,878)	(279,828)
Proceeds from issuance of debt	4,073	5,305	3,726
Payments for deferred financing costs	(14,139)	(2,072)	(4,886)
Issuance of common stock	8,815	18,675	263,849
Contribution of capital from joint venture partner	100	—	—
Tax benefits from stock based compensation	3,850	3,586	—
Proceeds from revolving credit agreements	783,865	1,361,055	463,551
Repayments of revolving credit agreements	(934,652)	(1,257,115)	(422,428)
Net cash provided by financing activities	865,725	122,972	23,984
Cash (to) from variable interest entities	(167)	2,290	1,343
Effects of foreign exchange rate changes on cash	1,725	2,156	(1,201)
Net change in cash and cash equivalents	185,947	99,909	(46,723)
Cash and cash equivalents — beginning of year	155,412	55,503	102,226
Cash and cash equivalents — end of year	$ 341,359	$ 155,412	$ 55,503
Supplemental disclosures:			
Cash payments for:			
Interest (net of capitalized interest)	$ 23,072	$ 19,404	$ 40,206
Income taxes	$ 8,879	$ 4,035	$ 5,133
Non-cash investing and financing activities:			
Issuance of restricted stock	$ 3,709	$ 15,908	$ 9,445
Financed insurance premiums	$ 11,138	$ 10,068	$ 11,034
Interest rate swap contract on Japanese Yen-denominated bonds	$ 6,667	$ —	$ —
Acquisition of businesses through issuance of debt	$ 7,067	$ —	$ —
Property and equipment acquired through issuance of debt	$ —	$ 2,716	$ —

The accompanying notes are an integral part of these consolidated financial statements.

THE SHAW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business and Summary of Significant Accounting Policies

Restatement of Prior Period Financial Statements

These consolidated financial statements of The Shaw Group Inc. (Shaw, we, us, and our) reflect restatements to correct for accounting errors in the fiscal years ended August 31, 2006 and 2005. As reported in our Current Report on Form 8-K dated November 13, 2007, in connection with a review of our Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended August 31, 2006, our Quarterly Report on Form 10-Q/A (Amendment No. 1) for the three months ended November 30, 2006, and our Quarterly Reports on Form 10-Q for the three months ended February 28, 2007 and May 31, 2007, the Staff of the Corporate Finance Division of the Securities and Exchange Commission (the Staff) issued a letter in which the Staff commented on certain items in our consolidated financial statements. Specifically, the Staff's comments addressed certain charges — primarily recorded and disclosed in the Quarterly Report on Form 10-Q/A (Amendment No. 1) for the three months ended November 30, 2006 — that related to fiscal years 2006 and 2005. As a result of our discussions with the Staff regarding the appropriate periods in which to reflect these adjustments, we restated our financial statements for fiscal years 2005 and 2006 and the first three fiscal quarters of 2007. Accordingly, the previously reported net earnings for fiscal years 2006 and 2005 are reduced by $0.6 million and $0.3 million, respectively; and our previously reported retained earnings as of September 1, 2004 is reduced by $2.4 million. These errors impact multiple previous reporting periods. See Note 23 — Prior Year Restatement of Consolidated Financial Statements for a discussion of the amounts and accounts that were restated for each period.

Additionally, the unaudited quarterly financial data for our first three fiscal quarters of fiscal year 2007 and each of the fiscal quarters in 2006 in Note 21 — Quarterly Financial Data (Unaudited) has been restated to correct errors in our previously filed Quarterly Reports on Form 10-Q for these periods.

Previous Restatement of Historical Financial Statements

On October 31, 2006, we filed with the U.S. Securities and Exchange Commission (SEC) our Annual Report on Form 10-K for the fiscal year ended August 31, 2006 (Original 2006 Form 10-K Filing). In conjunction with a review of the Original 2006 Form 10-K, the Staff of the SEC (the Staff) issued a series of comment letters in which, among other things, the Staff commented on the presentation of certain items in our consolidated financial statements. As a result of the SEC comment letters, we decided to amend our Original 2006 Form 10-K Filing. Accordingly, adjustments were made to the 2006, 2005 and 2004 consolidated financial statements and other information contained in the Original 2006 Form 10-K Filing, which were reflected in Amendment No. 1 on Form 10-K/A filed with the SEC on September 28, 2007 to restate for these items and certain other matters. The adjustments include changes to the Consolidated Statement of Cash Flows to reclassify certain items, changes to the Consolidated Statement of Shareholders' Equity for an income tax disclosure, and changes to certain disclosures in the Notes to Consolidated Financial Statements. These changes, where applicable, are included in these consolidated financial statements.

Description of Business

We are a global provider of services to the energy, chemical, and environmental and infrastructure industries, and are a vertically-integrated provider of comprehensive technology, engineering, procurement, construction, maintenance, pipe fabrication and consulting services to the energy and chemical industries. We are also a leader in the environmental, infrastructure and homeland security markets, providing consulting, engineering, construction, remediation and facilities management services to governmental and commercial customers.

We operate primarily in the U.S., but we also have foreign operations. Our services and products include consulting, project design, engineering and procurement, piping system fabrication, manufacture of pipe fittings, steel erection industrial construction and maintenance, facilities management and environmental remediation. Our operations are conducted primarily through wholly-owned subsidiaries and joint ventures.

Fiscal Year-End

We define our fiscal year as the period from September 1 to August 31.

Nature of Operations and Types of Contracts

Our work is performed under two general types of contracts: cost-reimbursable plus a fee or mark-up contracts and fixed-price contracts, both of which may be modified by cost escalation provisions or other risk sharing mechanisms, and incentive and penalty provisions. Each of our contracts may contain components of more than one of the contract types discussed below. During the term of a project, the contract or components of the contract may be renegotiated to include characteristics of a different contract type. We focus our EPC activities on a cost-reimbursable plus a fee or mark-up and negotiated fixed-price work, each as defined below. When we negotiate any type of contract, we frequently are required to accomplish the scope of work and meet certain performance criteria within a specified timeframe; otherwise, we could be assessed damages, which in some cases are agreed-upon liquidated damages.

Our cost-reimbursable contracts include the following:

- *Cost-plus contract* — A contract under which we are reimbursed for allowable or otherwise defined costs incurred plus a fee or mark-up. The contracts may also include incentives for various performance criteria, including areas as quality, timeliness, ingenuity, safety and cost-effectiveness. In addition, our costs are generally subject to review by our customers and regulatory audit agencies and such reviews could result in costs being disputed as non-reimbursable under the terms of the contract.

- *Target-price contract* — A contract under which we are reimbursed for costs plus a fee consisting of two parts: (1) a fixed amount, which does not vary with performance, but may be at risk when a target price is exceeded; and (2) an award amount based on the performance and cost-effectiveness of the project. As a result, we are generally able to recover cost overruns on these contracts from actual damages for late delivery or the failure to meet certain performance criteria. Target-price contracts also generally provide for sharing of costs in excess of or savings for costs less than the target. In some contracts, we may agree to share cost overruns in excess of our fee, which could result in a loss on the project.

Our fixed-price contracts include the following:

- *Firm fixed-price contract* — May include contracts in which the price is not subject to any cost or performance adjustments and contracts where certain risks are shared with clients such as labor costs, commodity pricing changes. As a result, we may benefit or be penalized for cost variations from our original estimates. However, these contract prices may be adjusted for changes in scope of work, new or changing laws and regulations and other events negotiated.

- *Maximum price contract* — A contract that provides at the outset for an initial target cost, an initial target profit and a price ceiling. The price is subject to cost adjustments incurred, but the adjustment would generally not exceed the price ceiling established in the contract. In addition, these contracts usually include provisions whereby we share cost savings with our clients.

- *Unit-price contract* — A contract under which we are paid a specified amount for every unit of work performed. A unit-price contract is essentially a firm fixed-price contract with the only variable being the number of units of work performed. Variations in unit-price contracts include the same type of variations as firm fixed-price contracts. We are normally awarded these contracts on the basis of a total price that is the sum of the product of the specified units and the unit prices.

Operating Cycle

The length of our contracts varies, but, is typically longer than one year in duration. Consistent with industry practice, assets and liabilities have been classified as current under the operating cycle concept whereby all contract-related items are regarded as current regardless of whether cash will be received or paid within a twelve month period. Assets and liabilities classified as current which may not be paid or received in cash within the next twelve months include restricted cash, retainage receivable, cost and estimated earnings in excess of billing on uncompleted contracts (including claims receivable), retainage payable, and advance billings and billings in excess of costs and estimated earnings on uncompleted contracts.

Use of Estimates

In order to prepare financial statements in conformity with accounting principles generally accepted in the U.S., our management is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of assets and liabilities and revenues and expenses and disclosures. Actual results could differ from those estimates. Areas requiring significant estimates by our management include the following:

- contract revenues, costs and profits and the application of percentage-of-completion method of accounting;
- provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, vendors and others;
- recoverability of inventories and application of lower of cost or market accounting;
- provisions for income taxes and related valuation allowances;
- recoverability of goodwill;
- recoverability of other intangibles and long-lived assets and related estimated lives;
- recoverability of equity method investments;
- valuation of assets acquired and liabilities assumed in connection with business combinations;
- valuation of defined benefit pension plans;
- accruals for estimated liabilities, including litigation and insurance accruals;
- consolidation of variable interest entities; and
- valuation of stock-based compensation.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of The Shaw Group Inc. (a Louisiana corporation) and its majority owned subsidiaries. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R), we also consolidate any variable interest entities (VIE's) of which we are the primary beneficiary, as defined. When we do not have a controlling interest in an entity, but exert a significant influence over the entity, we apply the equity method of accounting. Additionally, in certain cases, we consolidate the proportionate share of our investments in construction related joint ventures. All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisitions

The 2007 consolidated financial statements include our fiscal year 2007 investments in the acquisition companies that acquired BNFL USA Group Inc. and Westinghouse Electric UK Limited and their subsidiaries (collectively Westinghouse), and our acquisitions of Gottlieb, Barnett & Bridges (GBB), Mid-States Pipe Fabrication, Inc. (MSPF) and EzeFlow (NJ) Inc. (EzeFlow) from the dates of the respective acquisition.

Acquisition of Investment in Westinghouse

On October 16, 2006, we acquired a 20% interest in Westinghouse for approximately $1.1 billion. See Note 2 — Acquisition of Investment in Westinghouse and Related Agreements for further discussion.

Acquisition of Gottlieb, Barnett & Bridges

In September 2006, we acquired the maritime engineering and design firm GBB for a cost of $10.3 million, of which $2.5 million was paid at transaction closing and $7.8 million (including interest) is payable over three years. We recorded $7.3 million of goodwill associated with this acquisition. Based in Mobile, Alabama, GBB has maintained a maritime niche specialty in the design and procurement of container and bulk handling equipment and waterfront facilities for over fifty years. Renamed Shaw GBB, LLC, this business resides in our Environmental & Infrastructure segment.

Acquisition of Mid-States Pipe Fabrication, Inc.

On January 31, 2007, we acquired all of the stock of MSPF for $8.4 million and retired approximately $0.6 million of MSPF notes payable. The acquisition increases our pipe fabrication capacity to meet the power and chemical industry demand for fabricated industrial pipe and piping systems. The operations of MSPF reside in our Fabrication & Manufacturing segment.

Acquisition of EzeFlow (NJ) Inc.

On June 29, 2007, we acquired all of the stock of EzeFlow (NJ) Inc., a manufacturer of pipe fittings for the power and process industries, for $5.6 million. This acquisition has been integrated into our Fabrication & Manufacturing Segment.

Discontinued Operations

During fiscal year 2005, we discontinued our Roche Ltd., Consulting Group business, part of our Environmental & Infrastructure segment. The loss on disposal of this business and the results of its operations are presented as discontinued operations in our consolidated financial statements.

Cash and Cash Equivalents

Highly liquid investments are classified as cash equivalents if they mature within three months of the purchase date.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount based on contracted prices. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our principal customers are major multi-national industrial corporations, governmental agencies, regulated utility companies, independent and merchant energy producers and equipment manufacturers. We believe that in most cases our exposure to credit risk is mitigated through customer prepayments, collateralization and guarantees.

We estimate the amount of doubtful accounts based on our understanding of the financial condition of specific customers and for contract adjustments to reflect the net amount expected to be collected. We establish an allowance for uncollectible accounts based on the assessment of the customers' ability to pay. Accruals resulting from disputes or other negotiations which are established to reflect certain project related accounts receivable or claims at their net realizable values are included in billings in excess of costs and estimated earnings on uncompleted contracts. Past due receivable balances are written off when our internal collection efforts have been unsuccessful in collecting the amounts due.

Retainage, included in accounts receivable, represents amounts withheld from progress billings by our customers and may not be paid to us until the completion of a project and, in some instances, for even longer periods. Retainage may also be subject to restrictive conditions such as performance or fulfillment guarantees.

Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts, Including Claims, and Advanced Billings and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

In accordance with normal practice in the construction industry, we include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract costs and profits recognized to date using the percentage-of-completion method over billings to date on certain contracts. Billings in excess of costs and estimated earnings on uncompleted contracts represents the excess of billings to date over the amount of contract costs and profits recognized to date using the percentage-of-completion method on certain contracts.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) or weighted-average cost methods. Cost includes material, labor, and overhead costs. Inventories are reported net of the allowance for excess or obsolete inventory.

Property and Equipment

Property and equipment are recorded at cost. Additions and improvements (including interest costs for construction of certain long-lived assets) are capitalized. We incur maintenance costs on all of our major equipment. Maintenance and repair expenses are charged to income as incurred. The cost of property and equipment sold or otherwise disposed of and the related accumulated depreciation are eliminated from the property and related accumulated depreciation accounts, and any gain or loss is credited or charged to other income (expense).

The straight-line depreciation method is used for all our assets. Depreciation is generally provided over the following estimated useful service lives:

Transportation equipment	5-15 Years
Furniture, fixtures and software	3-15 Years
Machinery and equipment	3-18 Years
Buildings and improvements	5-40 Years

Investments

We account for non-marketable investments using the equity method of accounting if the investment gives us the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. We record our share of the investee's earnings or losses in earnings (losses) from unconsolidated entities, net of income taxes in the accompanying consolidated statements of operations. We evaluate our equity method investment for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such investment may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

Where we are unable to exercise significant influence over the investee, or when our investment balance is reduced to zero from our proportionate share of losses, the investments are accounted for under the cost method. Under the cost method, investments are carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of earnings or additional investments.

Long-Lived Assets

In accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of FASB Statement No. 142, "Goodwill and Other Intangible Assets." We perform our impairment test in the third quarter of our fiscal year unless there are indications of impairment in other periods. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Intangible Assets

Included in other assets are intangible assets related to various licenses, patents, technology and related processes. The costs of these assets are amortized on a straight-line basis over their estimated lives which range from three to thirty years. Also included in other assets are intangible assets related to customer relationships acquired with the IT Group acquisition which are amortized over a ten-year period on a straight-line basis. We assess the recoverability of the unamortized balance of our intangible assets when indicators of impairment are present based on expected future profitability and undiscounted expected cash flows and their contribution to our overall operations. Should the review indicate that the carrying value is not fully recoverable; the excess of the carrying value over the fair value of the intangible assets would be recognized as an impairment loss.

Assets of Deferred Compensation Plans

We account for the assets of our Deferred Compensation Plans held in Rabbi Trusts for the benefit of the Chief Executive Officer pursuant to his employment agreement and for the benefit of key employees as trading assets. Our Rabbi Trust deposits are accounted for in accordance with Emerging Issues Task Force Issue No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." Trading assets are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings as compensation expense.

Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders, and Incentives

A substantial portion of our revenues are derived from long-term contracts. We use accounting principles set forth in American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1) and other applicable accounting standards to account for these contracts. We recognize revenues for these contracts on the percentage-of-completion method, primarily based on costs incurred to date compared with total estimated contract costs. Performance incentives are included in our estimates of revenues using the percentage-of-completion method when their realization is reasonably assured. Cancellation fees are recognized when received.

Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are identified. The cumulative effect of changes to estimated contract profit and loss, including those arising from contract penalty provisions such as liquidated damages, final contract settlements, warranty claims and reviews of our costs performed by customers, are recognized in the period in which the revisions are identified. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we report such a change by recognizing a charge against current earnings, which might be significant depending on the size of the project or the adjustment. The costs attributable to change orders and claims being negotiated or disputed with customers, vendors or subcontractors or subject to litigation are included in our estimates of revenues when it is probable they will result in additional contract revenues and the amount can be reasonably estimated. Profit from such unapproved change orders and claims is recorded in the period such amounts are settled or approved. Back charges and claims against and from our vendors, subcontractors and others are included in our cost estimates as a reduction or increase in total estimated costs when recovery or payment of the amounts are probable and the costs can be reasonably estimated.

Disputes with other parties involved in the contract can and often do occur, which we refer to as claims. These disputes are generally the result of one party incurring costs or damages caused by another party during execution of the project. We may incur additional costs or be damaged, and we may cause additional costs or damages to other parties. The other parties include our customer on the contract, subcontractors and vendors we have contracted with to execute portions of the project and others. We may claim damages against others and others may claim damages against us. Collectively, we refer to disputes related to collection of these damages as "claims." Claims include amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. These claims against customers are included in our revenue estimates as additional contract revenues to the extent that contract costs have been incurred when the recovery of such amounts is probable. Backcharges and claims against and from our vendors, subcontractors and others are included in our cost estimates as a reduction or increase in total estimated costs when recovery or payment of the amounts are probable and the costs can be reasonably estimated.

Revenues and gross profit on contracts can be significantly affected by change orders and claims that may not be ultimately negotiated until the later stages of a contract or subsequent to the date a contract is completed. When estimating the amount of total gross profit or loss on a contract, we include claims related to our customers as adjustments to revenues and claims related to vendors, subcontractors and others as adjustments to cost of revenues. Including claims in this calculation ultimately increases the gross profit (or reduces the loss) that would otherwise be recorded without consideration of the claims. Our claims against others are recorded to the extent of costs incurred and include no profit until such time as they are finalized and approved. In most cases, the claims included in determining contract gross profit are less than the actual claim that will be or has been presented. Claims are included in costs and estimated earnings in excess of billings on the consolidated balance sheets.

Revenue Recognition — Contract Segmenting

Certain of our long-term contracts include services performed by more than one operating segment, particularly EPC contracts which include pipe fabrication and steel erection services performed by our F&M segment. We segment revenues, costs and gross profit related to our significant F&M subcontracts if they meet the contract segmenting criteria in SOP 81-1. Revenues recorded in our F&M segment under this policy are based on our prices and terms for such similar services to third party customers. This policy may result in different interim rates of profitability for each segment of the affected EPC contract than if we had recognized revenues on a percentage-of-completion for the entire project based on the combined estimated total costs of all EPC and pipe fabrication and steel erection services.

Other Revenue Recognition and Profit and Loss Estimates

For unit-priced pipe fabrication contracts, we recognize revenues upon substantial completion of the fabrication of individual spools. A spool consists of piping materials and associated shop labor to form a prefabricated unit according to contract specifications. Spools are generally shipped to job site locations when complete. For fixed-price fabrication contracts, we recognize revenues based on the percentage-of-completion method, measured primarily by the cost of materials for which production is substantially complete to the total estimated material costs of the contract. During the fabrication process, all direct and indirect costs related to the fabrication process are capitalized as work in progress inventory. We recognize revenues for pipe fittings, manufacturing operations and other services at the time of shipment or as services are performed.

Revenue is recognized from consulting services as the work is performed. Consulting service work is primarily performed on a cost-reimbursable basis. Revenues related to royalty use of our performance enhancements derived from our chemical technologies are recorded in the period earned based on the performance criteria defined in the related contracts. For running royalty agreements, we recognize revenues based on customer production volumes at the contract specified unit rates. Sales of paid-up license agreements are coupled with the sale of engineering services for the integration of the technology into the customers' processes. For paid-up license agreements, revenue is recognized using the percentage-of-completion method, measured primarily by the percentage of costs incurred to date on engineering services to total estimated engineering costs. Under such agreements, revenues available for recognition on a percentage-of-completion basis are limited to the agreement value less a liability provision for contractually specified process performance guarantees. The liability provision is recorded in gross profit when, and if, the related performance testing is successfully completed or an assessment indicates a reduction of the liability provision is appropriate.

Our approach to estimating liability provisions related to contractual performance guarantees on sales of our technology paid-up license agreements requires that we make estimates on the performance of technology on projects where we may not be the EPC contractor. Our historical experience with performance guarantees on these types of agreements supports estimated liability provisions that vary based on our experience with the different types of technologies for which we license and provide engineering (for example, ethylbenzene, styrene, cumene, Bisphenol A). Our liability provisions range from nominal amounts up to 100% of the contractual performance guarantee. If our actual obligations under performance guarantees differ from our estimated liability provisions at the completion of these projects, we will record an increase or decrease in revenues (or an increase in costs where we are required to incur costs to remediate a performance deficiency) for the difference. Our total estimated performance liability remaining as of August 31, 2007 and 2006 was $31.1 million and $15.7 million, respectively. The estimated liability provisions generally are more significant as a percentage of the total contract value for these contracts when compared to contracts where we have full EPC responsibility; as a result these differences could be material.

For most housing privatization projects we provide operations management, development, and construction services through 50% owned entities (the Privatization Subsidiaries). These services are provided to the companies that hold the equity ownership in the housing and related assets (the Privatization Entities) — see Note 6 — Equity Method Investments and Variable Interest Entities. Typically, the Privatization Subsidiary and the related military branch each own a portion of the Privatization Entity during the term of contract, which generally is 50 years. The Privatization Subsidiary recognizes revenues from operations management and related incentive fees as earned. The Privatization Subsidiary recognizes revenues on development and construction service fees on the percentage-of-completion method based on costs incurred to date compared with total estimated contract costs. We defer our economic ownership percentage of development and construction service fees and recognize those fees over the useful lives of the related capitalized improvements. We recognize earnings for our economic ownership percentage of the net earnings of the Privatization Entity.

Cost Estimates

Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Indirect costs, included in cost of revenues, include charges for such items as facilities, engineering, project management, quality control, bid and proposals, and procurement. Pre-contract costs are generally expensed when incurred. Pre-contract costs incurred in anticipation of a specific contract award are deferred when the costs can be directly associated with a specific anticipated contract and their recoverability from that contract is probable.

General and Administrative Expenses

Our general and administrative (G&A) expenses represent overhead expenses that are not associated with the execution of the contracts. G&A expenses include charges for such items as business development, information technology, finance and corporate accounting, human resources and various other corporate functions.

Derivative Instruments and Hedging Activities

We account for derivative instruments and hedging activities in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities," as amended (SFAS 133), which requires entities to recognize all derivative instruments as either assets or liabilities on the balance sheet at their respective fair values. If the derivative instrument is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative instrument are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Recognized gains or losses on derivative instruments entered into to manage foreign exchange risk are included in foreign currency gains and losses in the consolidated statements of operations.

We do not enter into derivative instruments for speculative or trading purposes. We utilize forward foreign exchange contracts to reduce our risk from foreign currency price fluctuations related to firm or anticipated sales transactions, commitments to purchase or sell equipment, materials and/or services, and interest payments denominated in a foreign currency. The net gain recognized in earnings from our hedges was $1.1 million and $0.8 million at August 31, 2007 and 2006, respectively.

Other Comprehensive Income

FASB Statement No. 130, "Reporting Comprehensive Income" (SFAS 130), establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. We report the cumulative foreign currency translation adjustments, the net after-tax effect of unrealized gains and losses on derivative instruments accounted for as cash flow hedges and changes in the net pension liability related to our foreign subsidiaries-sponsored pension plans as components of other comprehensive income.

Our significant foreign subsidiaries maintain their accounting records in their local currency (primarily British pounds, Canadian dollars and the Euro). All of the assets and liabilities of these subsidiaries (including long-term assets, such as goodwill) are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, with the effect of the foreign currency translation reflected in accumulated other comprehensive income (loss), a component of shareholders' equity, in accordance with FASB Statement No. 52, "Foreign Currency Translation" (SFAS 52), and SFAS 130. For the fiscal years ended August 31, 2007, 2006 and 2005, the cumulative foreign currency translation adjustments were $1.4 million, ($0.5) million, and ($3.9) million, respectively. Foreign currency transaction gains or losses are credited or charged to income as incurred.

Recently Adopted Accounting Standard

On August 31, 2007, we adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R)" (SFAS 158). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the previously deferred portion of the funded status of defined benefit pension and other postretirement benefit plans. Additional minimum liability calculations are prospectively eliminated upon adoption of SFAS 158 which requires prospective application, recognition and disclosure requirements effective for our fiscal year ending August 31, 2007.

The adoption of SFAS 158 reduced the amount of our shareholders' equity at August 31, 2007 by $11.6 million (see Note 16 — Employee Benefit Plans for more information).

Insurance Programs

Our employee-related health care benefits program is self-funded up to a maximum amount per claim. Claims in excess of this maximum are insured through stop-loss insurance policies. Our workers' compensation, automobile and general liability insurance is provided through a premium plan with a deductible applied to each occurrence. Claims in excess of our deductible are paid by the insurer. The liabilities are based on claims filed and estimates of claims incurred but not reported. As of August 31, 2007 and August 31, 2006, liabilities for unpaid and incurred but not reported claims for all insurance programs totaling $33.9 million and $20.1 million, respectively, are included in accrued liabilities in the accompanying consolidated balance sheets.

Deferred Financing Costs

We defer qualifying debt issuance costs which are amortized over the term of the related debt. Unamortized deferred financing costs are included in non-current other assets on the consolidated balance sheets and related amortization expense is included in interest expense in the accompanying consolidated statements of operations.

Deferred Acquisition Costs

We defer certain third party costs directly attributable to our efforts on potential acquisitions. During fiscal year 2006, we expensed $4.7 million of previously deferred financing and equity offering costs and certain due diligence costs related to our proposed acquisition of a controlling interest in Westinghouse. These costs are recorded in general and administrative expenses on our consolidated statements of operations for the year ended August 31, 2006. As of August 31, 2007, there were no deferred acquisition costs on the consolidated balance sheet.

Share-Based Compensation

Prior to fiscal year 2006, we applied the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations, in accounting for stock options granted under our stock option plans. Under the intrinsic value method, no compensation cost is recognized if the exercise price of our employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, no compensation cost was recognized in the accompanying consolidated statements of operations prior to fiscal year 2006 on stock options granted to employees, since all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective September 1, 2005, we adopted FASB Statement No. 123(R), "Share-Based Payment" (Statement 123(R)). This statement replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123) and supersedes APB No. 25. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires us to recognize compensation cost on a prospective basis. Therefore, prior years' financial statements have not been restated. Under this method, we recorded stock-based compensation expense for awards granted prior to, but not yet vested as of September 1, 2005, using the fair value amounts determined for pro forma disclosures under Statement 123. For stock-based awards granted after September 1, 2005, we recognize compensation expense based on estimated grant date fair value using the modified Black-Scholes option-pricing model. We recognize compensation cost on a straight-line basis over the requisite service period (generally four years) of the entire award.

In a change from previous standards, Statement 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows. Therefore, excess tax benefits related to stock option exercises in fiscal 2005 are reflected in operating activities. Share-based compensation cost that has been included in income from continuing operations amounted to $19.4 million and $17.0 million for the years ended August 31, 2007 and 2006, respectively. The total income tax benefit recognized in the statement of operations for share-based compensation arrangements was $7.6 million and $6.8 million for the years ended August 31, 2007 and 2006, respectively.

The following table illustrates the effect on net income for the year ended August 31, 2005 as if we had applied the fair value recognition provisions of Statement 123(R) to options granted under our stock plans prior to adoption of Statement 123(R) on September 1, 2005. No pro forma disclosure has been made for periods subsequent to September 1, 2005 as all stock-based compensation has been recognized in net income. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized to expense over the options' service periods with forfeitures recognized as they occurred.

Dollars in thousands, except per share amounts	For the Year Ended August 31, 2005 (Restated)
Net income:	
As reported	$ 15,671
Add: Share-based compensation expense reported in net income, net of taxes	3,065
Deduct: Share-based compensation expense under the fair value method for all awards, net of taxes	(11,099)
Pro forma	$ 7,637
Basic net income per share:	
As reported	$ 0.23
Add: Share-based compensation expense reported in net income, net of taxes	0.04
Deduct: Share-based compensation expense under the fair value method for all awards, net of taxes	(0.16)
Pro forma	$ 0.11
Diluted net income per share:	
As reported	$ 0.22
Add: Share-based compensation expense reported in net income, net of taxes	0.04
Deduct: Share-based compensation expense under the fair value method for all awards, net of taxes	(0.16)
Pro forma	$ 0.11

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We include any estimated interest and penalties on tax related matters in income taxes payable.

Contingencies and Commitments

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement No. 143, "Accounting for Asset Retirement Obligations," arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

LandBank Assets and Liabilities

LandBank, a subsidiary of our E&I segment, acquires and remediates environmentally impaired real estate. The real estate is recorded at cost, which typically reflects some degree of discount due to environmental issues related to the real estate. We also record an environmental liability for properties held by LandBank if funds are received from transactions separate from the original purchase to pay for environmental remediation costs. We recognize gains and losses of sales of these assets when the sales transaction is complete.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, and accounts receivable and payable approximate their fair values because of their short-term nature. The fair value of long-term notes receivable approximates the carrying value based on estimated discounted future cash flows using the current rates at which similar loans would be made. The fair value of fixed rate bonds approximates the carrying value based on estimated current rates available to us for bonds of the same maturities. The fair value of our floating rate bonds approximates the carrying value. Our foreign currency forward contracts are recorded at their fair values.

Reclassifications

Certain reclassifications have been made to prior period's consolidated financial statements in order to conform to the 2007 presentation.

Note 2 — Acquisition of Investment in Westinghouse and Related Agreements

Summary of Acquisition and Results of Operations

On October 16, 2006, we acquired a 20% equity interest in Westinghouse (defined below) and entered into other agreements including: (1) an agreement which allows us to put all or part of our newly-acquired 20% equity interest in Westinghouse to Toshiba Corporation (Toshiba); (2) a commercial relationship agreement; and (3) a shareholder agreement, each of which is described below. We issued Japanese Yen (JPY)-denominated bonds on October 13, 2006, for U.S. dollar equivalent net proceeds of approximately $1.0 billion to provide financing for the acquisition of the Westinghouse equity interest and the related agreements. We also paid cash of approximately $50.5 million and issued a promissory note in the amount of $2.5 million for the remaining acquisition costs and fees related to this transaction. The total cost of approximately $1.1 billion for this transaction is accounted for under the equity method of accounting.

Westinghouse maintains its accounting records for reporting to its majority owner, Toshiba, on a calendar quarter basis with a March 31 fiscal year end. We expect that reliable financial information about Westinghouse's operations will be available to us for Westinghouse's calendar quarter periods. As a result, we record our 20% interest of the equity earnings (loss) reported to us by Westinghouse based upon Westinghouse's calendar quarterly reporting periods, or two months in arrears of our current periods. Under this policy, Westinghouse's operations from the date of our acquisition through their calendar quarter ended June 30, 2007, an eight and one-half month period, was included in our financial results for the twelve months ended August 31, 2007.

Investment in Westinghouse

On October 16, 2006, two newly-formed companies, Toshiba Nuclear Energy Holdings (US), Inc. (TNEH-US) and subsidiaries and Toshiba Nuclear Energy Holdings (UK), Ltd. (TNEH-UK) and subsidiaries (the Acquisition Companies) owned and capitalized to a total of $5.4 billion, provided 77% by Toshiba, 20%

by us (through our wholly-owned acquisition subsidiary Nuclear Energy Holdings LLC (NEH)), and 3% by Ishikawajima-Harima Heavy Industries Co., Ltd (IHI), acquired BNFL USA Group Inc. (also referred to as Westinghouse Electric Company LLC) and Westinghouse Electric UK Limited and their subsidiaries (collectively Westinghouse) from British Nuclear Fuels plc (BNFL). During our fiscal fourth quarter, Toshiba reduced its ownership to 67% by selling 10% of Westinghouse to National Atomic Company Kazatomprom, a major supplier of uranium based in the Republic of Kazakhstan. Our total cost of the equity investment and the related agreements, including related acquisition costs, but excluding deferred financing costs of approximately $11 million related to the Westinghouse Bonds, was approximately $1.1 billion. We obtained financing for our equity investment through the Japanese-market private placement, on October 13, 2006, of approximately $1.1 billion face value of JPY-denominated bonds (the Westinghouse Bonds). If we do not exercise the Put Option, we are obligated to pay a third party consultant $3.3 million.

Put Option Agreement

In connection and concurrent with the acquisition of our investment in Westinghouse, we entered into a JPY-denominated Put Option Agreement (the Put Option) that provides us an option to sell all or part of our 20% equity interest in Westinghouse to Toshiba for 97% of the original JPY-equivalent purchase price, approximately 124.7 billion JPY (the equivalent of approximately $1.0 billion at October 16, 2006 exchange rates) which is expected to approximate the amount due on the Westinghouse Bonds when the Put Option becomes exercisable. We remain at risk for the 3% difference (equal to 4.3 billion JPY, approximately $36.2 million at August 31, 2007 exchange rates). The Put Option is exercisable by us only during the period from March 31, 2010 through March 15, 2013 (covenants with the owners of the Westinghouse Bonds require us to exercise the Put Option at least 160 days prior to March 15, 2013, if, by such date, the Westinghouse Bonds have not been repaid, or earlier in the event of certain Toshiba credit events). The Put Option provided financial support to NEH to issue the Westinghouse Bonds on a non-recourse basis to us (except NEH) as the Westinghouse Bonds are collateralized exclusively by the security addressed below in the section "Westinghouse Bonds." If, due to legal reasons or other regulatory constraints, Toshiba cannot take possession of the shares upon our exercise of the Put Option, Toshiba is required to provide security for the Westinghouse Bonds for a period of time and may delay the transfer of ownership and settlement of the Westinghouse Bonds by NEH. The Put Option can only be exercised once, and any proceeds received from the Put Option must be used to repay the Westinghouse Bonds.

Since the Put Option exercise price is JPY-denominated, we will receive a fixed amount of JPY (approximately 124.7 billion JPY if we choose to put 100% of our ownership in Westinghouse to Toshiba) upon the exercise of the Put Option. The Put Option, along with the Principal LC (defined below), substantially mitigates the risk to the holders of the Westinghouse Bonds that the JPY to U.S. dollar exchange rate changes could result in a shortfall of proceeds upon exercise of the Put Option for repayment of the Westinghouse Bonds. If we allow the Put Option to expire unexercised, we may not be able to obtain credit on terms similar to those obtained with the Westinghouse Bonds.

Under generally accepted accounting principles, the Put Option is not considered a free-standing financial instrument or a derivative instrument, and therefore, has not been separated from our equity investment in Westinghouse. The Put Option is JPY-denominated and does not require or permit net settlement. Therefore, neither the Put Option nor its foreign currency component meet the definition of a derivative instrument under SFAS 133 and therefore are not separated from the host contract (the hybrid equity investment in Westinghouse with a JPY-denominated put option).

Commercial Relationship Agreement

In connection and concurrent with the acquisition of our investment in Westinghouse, we executed a Commercial Relationship Agreement (the CRA) that provides us with certain exclusive opportunities to bid on projects where we would perform engineering, procurement and construction services on future Westinghouse advanced passive AP 1000 nuclear power plants, along with other commercial opportunities, such as the supply of piping for those units. The term of the CRA is six years and contains renewal provisions. If by exercising the Put Option, we put more than 5% of the Westinghouse shares to Toshiba, the CRA is terminated. We would continue to retain our rights under the CRA for projects for which a request for proposal had been received prior to termination of the CRA. We concluded that, for accounting purposes, no value should be allocated to the CRA and that the CRA should not be recognized as a separate asset.

Shareholder Agreement and Dividend Policy

On October 4, 2006, NEH entered into shareholder agreements with respect to the Acquisition Companies setting forth certain agreements regarding the capitalization, management, control and other matters relating to the Acquisition Companies. Under the shareholder agreements, the Acquisition Companies will distribute agreed percentages no less than 65%, but not to exceed 100% of the net income of Westinghouse to its shareholders as dividends. The shares owned by NEH will be entitled to limited preferences with respect to dividends to the extent that targeted minimum dividends are not distributed (the Dividend Policy). The intent of the Dividend Policy is that for each year of the first six years we hold our 20% equity investment in Westinghouse we expect to receive a minimum of approximately $24 million in dividends. To the extent the targeted dividend amount during this period is not paid or an amount less than the target is paid, we retain the right to receive any annual shortfall to the extent Westinghouse earns net income equal to or exceeding the targeted income in the future. Our right to receive any shortfalls between the targeted dividends to which we are entitled and those actually paid by Westinghouse during the first six years of our investment (or such shorter period in the event of earlier termination) survives the exercise or expiration of the Put Option or the sale of our equity investment in Westinghouse, although this right is dependent on Westinghouse earning net income equal to or exceeding the target income at some future time.

Westinghouse Bonds

The Westinghouse Bonds were issued at a discount for net proceeds of $1.0 billion. They are non-recourse to us and our subsidiaries, except NEH, and are secured by the assets of and 100% of our ownership in NEH, its shares in Westinghouse, the Put Option, a letter of credit for approximately $36.2 million at August 31, 2007 established by us for the benefit of NEH related to the principal on the Westinghouse Bonds (the Principal LC) and the additional letters of credit for $103.3 million at August 31, 2007, for the benefit of NEH related to interest on the Westinghouse Bonds (the Interest LC), which will automatically renew and remain outstanding for the life of the Westinghouse Bonds, or until we exercise the Put Option, which requires the payment of the Westinghouse Bonds. The Westinghouse Bonds were issued in two tranches, a floating-rate tranche and a fixed-rate tranche; and will mature March 15, 2013. We entered into contracts to fix the JPY-denominated interest payments on the floating rate tranche. (See Note 8 — Long-Term Debt and revolving lines of credit for additional discussion of the accounting for these contracts.) The initial Interest LC is approximately $115.9 million in the aggregate to cover interest until the beginning of the Put Option exercise period (March 31, 2010). Other than the Principal LC and the Interest LC delivered at the closing of the Westinghouse Bonds and an agreement to reimburse Toshiba for amounts related to possible changes in tax treatment, we are not required to provide any additional letters of credit or cash to or for the benefit of NEH.

Deferred financing costs associated with the Westinghouse Bonds of approximately $11.0 million and the original discount of $30.5 million are being amortized and accreted to interest expense over the term of the Westinghouse Bonds. Additional interest expense of $5.7 million was recognized for the year ended August 31, 2007, reflecting combined amortization and accretion of these costs. We anticipate combined amortization and accretion of approximately $6.6 million each year related to these deferred costs.

In June 2007, Toshiba filed a Price Adjustment Objection Notice under the Purchase Agreement to acquire Westinghouse. BNFL previously filed a Price Adjustment Objection Notice as well under the Agreement. The parties resolved the adjustment under the dispute resolution procedures in the Purchase and Sale Agreement resulting in amounts due to BNFL and may impact the timing of the Acquisition Companies' issuance of dividends to us. We are not required to contribute to any purchase price adjustment, and we did not contribute towards a purchase price adjustment. The adjustment does not affect the amount of targeted dividends we are entitled to receive, or the opportunities provided by the CRA.

Note 3 — Restricted and Escrowed Cash

As of August 31, 2007 and 2006, we had restricted and escrowed cash of $19.3 million and $43.4 million, respectively, which consisted of:

- $11.0 million and $40.2 million, respectively, in connection with a power project with which we had joint authority with another party to the contract. The project was substantially completed in 2006. Subsequent to August 31, 2007, all claims and disputes related to this project have been settled and the current cash balance related to the $11.0 million is no longer restricted;

- $1.2 million and $1.1 million, respectively, related to deposits designated to fund remediation costs associated with a sold property; and

- $7.1 million and $2.1 million as of August 31, 2007 and 2006, respectively, is related to escrow amounts contractually required by various other projects.

Note 4 — Inventories, Accounts Receivable and Concentrations of Credit Risk

The major components of inventories were as follows (in thousands):

	August 31,					
	2007			2006 (Restated)		
	Weighted Average	FIFO	Total	Weighted Average	FIFO	Total
Raw materials	$ 8,541	$ 93,101	$101,642	$ 5,417	$47,847	$ 53,264
Work in process	8,076	12,687	20,763	1,295	7,169	8,464
Finished goods	61,966	—	61,966	52,708	—	52,708
	$78,583	$105,788	$184,371	$59,420	$55,016	$114,436

Accounts receivable include the following (in thousands):

	August 31,	
	2007	2006 (Restated)
Trade accounts receivable, net	$683,125	$597,640
Unbilled accounts receivable	4,244	6,081
Retainage	84,437	115,000
Total accounts receivable, including retainage, net	$771,806	$718,721

Analysis of the change in the allowance for doubtful accounts follows (in thousands):

	2007	2006 (Restated)
Beginning balance, September 1	$20,586	$18,561
Provision	17,134	10,285
Write offs	(7,916)	(7,023)
Other	(3,170)	(1,237)
Ending balance, August 31	$26,634	$20,586

Concentrations of Credit

Amounts due from U.S. government agencies or entities were $87.3 million and $252.0 million as of August 31, 2007 and August 31, 2006, respectively.

Costs and estimated earnings in excess of billings on uncompleted contracts include $138.5 million and $253.2 million at August 31, 2007 and August 31, 2006, respectively, related to the U.S. government agencies and related entities.

Note 5 — Property and Equipment:

Property and equipment consisted of the following (in thousands):

	August 31,	
	2007	2006 (Restated)
Transportation equipment	$ 16,373	$ 15,882
Furniture, fixtures and software	116,546	99,945
Machinery and equipment	156,807	140,109
Buildings and improvements	86,406	64,570
Assets acquired under capital leases	9,148	8,382
Land	7,966	7,344
Construction in progress	25,268	9,137
	418,514	345,369
Less: accumulated depreciation	(198,662)	(167,121)
Property and equipment, net	$ 219,852	$ 178,248

Assets acquired under capital leases, net of accumulated depreciation, were $4.0 million and $4.4 million at August 31, 2007 and 2006, respectively, and are amortized over the shorter of the respective lease term or the estimated useful lives of the assets. Depreciation and amortization expense of $37.8 million, $31.7 million and $27.9 million for the fiscal years ended August 31, 2007, 2006 and 2005, respectively, is included in cost of revenues and general and administrative expenses in the accompanying consolidated statements of operations.

Note 6 — Equity Method Investments and Variable Interest Entities

As is common in the engineering, procurement and construction (EPC) industries, we execute certain contracts jointly with third parties through joint ventures, limited partnerships and limited liability companies. If a joint venture is determined to be a Variable Interest Entity (VIE) as defined by FASB Financial Interpretation No. 46 (as revised) [FIN 46(R)], "Consolidation of Variable Interest Entities (revised December

2003) — an interpretation of ARB No. 51", and we are determined to be the primary beneficiary of that VIE because we are subject to a majority of the risk of loss from the VIE's activities or entitled to receive the majority of the VIE's residual returns or both, the joint venture is consolidated in accordance with FIN 46(R). If consolidation of the VIE or joint venture is not required, we generally account for these joint ventures using the equity method of accounting with our share of the earnings (losses) from these investments reflected in one line item on the consolidated statement of operations, except for certain joint ventures with construction activities for which our percentage share of revenues and costs from the joint ventures are reflected in our consolidated statements of operations.

Equity Method Investments

Our significant unconsolidated subsidiary that is accounted for using the equity method of accounting is our Investment in Westinghouse (see Note 2 — Acquisition of Investment in Westinghouse and Related Agreements). Summarized financial information for our Investment in Westinghouse assuming a 100% ownership interest is as follows (in thousands):

Balance Sheet	June 30, 2007
Current assets	$1,405,687
Noncurrent assets	6,144,378
Current liabilities	1,065,482
Noncurrent liabilities	901,598
Minority interest	4,521

Statement of Operations	October 16, 2006 (Acquisition Date) to June 30, 2007
Revenues	$1,712,165
Gross profit	433,608
Income from continuing operations before income taxes	31,151
Net income	17,868

For all other jointly owned operations that are accounted for using the equity method of accounting, aggregated summarized financial information assuming a 100% ownership interest is as follows (in thousands):

Balance Sheets	At August 31, 2007	2006 (Restated)
Current assets	$234,358	$145,071
Noncurrent assets	979,881	927,938
Current liabilities	192,467	104,470
Noncurrent liabilities	783,526	776,053

Statement of Operations	For the Year Ended August 31, 2007	2006 (Restated)	2005 (Restated)
Revenues	$429,451	$580,837	$620,031
Gross profit	49,991	62,813	54,887
Income from continuing operations before income taxes	44,648	38,236	42,309
Net income	44,648	38,236	42,309

The following is a summary of our investments in and advances to unconsolidated entities, joint ventures and limited partnerships which are accounted for under the equity method (in thousands, except percentages):

	Ownership Percentage	At August 31, 2007	At August 31, 2006 (Restated)
Investment in Westinghouse	20%	$1,094,538	$ —
Privatization entities	10% - 90%	10,057	24,298
KB Home/Shaw Louisiana, LLC	50%	5,315	8,708
Mississippi Space Services LLC	45%	6,901	6,006
Other	23% - 50%	15,873	11,080
Total investments		1,132,684	50,092
Long-term advances to and receivables from unconsolidated entities:			
Shaw YPC Piping (Nanjing) Co. LTD	50%	3,081	3,081
Total investments in and advances to unconsolidated entities, joint ventures and limited partnerships		$1,135,765	$53,173

We have a 90% equity interest in one of our investments in a military family housing privatization entity that is not a VIE. The United States Army owns the other 10% and as such has substantive participating rights, as defined in EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." As a result, we do not consolidate this investee.

Earnings (losses) from unconsolidated entities, net of income taxes, are summarized as follows:

	For the Year Ended August 31, 2007	2006 (Restated)	2005 (Restated)
Investment in Westinghouse	$ 2,176	$ —	$ —
Privatization entities	(24,838)	2,774	(361)
KB Home/Shaw Louisiana LLC	(3,298)	(1,529)	—
Mississippi Space Services LLC	1,347	853	664
Other	893	44	3,488
Total earnings (losses) from unconsolidated entities, net income of taxes	$(23,720)	$ 2,142	$3,791

Variable Interest Entities

From time to time, we enter into joint ventures to bid and propose on specific contracts. If the contract is ultimately awarded to the joint venture entity, certain modifications to the operating agreements are often made and initial working capital investments are then made by each joint venture partner. If a contract is not awarded, the joint venture is dissolved. Typically, the activity in these joint ventures is limited to bid and proposal costs initially and are not material. We will continue to monitor these joint ventures, but will generally defer the decision as to whether these entities require consolidation under FIN 46(R) until contracts are awarded.

Some of our unconsolidated entities have operating agreements that allow for changes in ownership interests and allocation of profits and losses if certain events should occur. These changes, should they occur, would require us to reconsider whether these entities meet the definition of a VIE as well as the determination of the primary beneficiary, if any, in accordance with FIN 46(R).

The U.S. Department of Defense (DOD) has established programs for the privatization of military family housing (Privatization). As of August 31, 2007, we were engaged in five project specific joint ventures to privatize approximately 8,000 housing units. Under the terms of these contracts, the joint venture acquires property and/or enters into a long-term ground lease (generally 50 years with potential extensions) and is required to make improvements, including renovations or replacement of the facilities and construction of new houses, and to provide ongoing management and maintenance services. Initial funding for these projects was provided through the contribution of equity from the joint venture members, the issuance of long-term bonds (which are non-recourse to us) and projected rental income from the project.

Due to reconsideration events on certain of our Privatization entities, we reconsidered our conclusions of the primary beneficiary of all of our Privatization entities. This reconsideration analysis resulted in the following:

- We became the primary beneficiary of PFH Management, LLC, and American Eagle Design-Build Studio. We have consolidated these entities, which resulted in $28.3 million and $28.3 million of additional assets and liabilities, respectively, being recorded in our consolidated balance sheet as of August 31, 2007. We also recognized additional revenues of $28.4 million in our consolidated statement of operations for the year ended August 31, 2007. As a result of the impairment charge discussed below, the subsequent consolidation of these entities had no effect on net income.
- We concluded that American Eagle Northwest, LLC and American Eagle Communities Midwest, LLC are not VIEs, although previously disclosed as being unconsolidated VIEs. This change had no impact on our financial statements, as these entities continue to be accounted for under the equity method.

The following is a summary of our significant VIEs at August 31, 2007:

Consolidated VIEs

- In November 1993, Shaw-Nass Middle East, W.L.L. (Shaw-Nass) was created to support the fabrication and distribution of pipe in the Middle East and is located in Bahrain. We acquired a 49% equity interest in the joint venture, and have made advances to the entity and have issued interest bearing loans to fund working capital and to finance certain equipment purchases. This entity which is included in our Fabrication & Manufacturing (F&M) segment had total assets of approximately $27.8 million and total liabilities of $21.3 million as of August 31, 2007. The creditors of Shaw-Nass, which are currently limited to vendors and suppliers, do not have recourse to our general credit. Our maximum exposure to loss is limited to our equity interest and outstanding advances and loans to Shaw-Nass, which totaled $3.8 million as of August 31, 2007.
- In April 2003, our subsidiary, Badger Technologies Holdings L.L.C. contributed the right to license certain technology to acquire a 50% equity interest in a joint venture, Badger Licensing LLC. This entity had total assets and liabilities of $19.2 million and $7.6 million as of August 31, 2007, respectively and is included in our E&C segment. The creditors of the entity, which are currently limited to vendors and suppliers, do not have recourse to our general credit. Our exposure to losses is limited to our equity interest of $6.0 million as of August 31, 2007 and certain costs incurred on behalf of the joint venture's operations we have agreed to absorb, estimated to be approximately $3.6 million annually.
- In June 2003, we contributed $3.2 million of cash to PFH Management, LLC for a 30% equity interest. This entity was established to undertake the privatization of military family housing for Air Force personnel and their families under a design, build, and rental housing contract at Patrick Air Force Base, Florida. PFH Management, LLC has an 80% equity interest in Patrick Family Housing, LLC and is the general managing member for Patrick Family Housing, LLC. In April 2005, Patrick Family Housing, LLC, successfully obtained financing of approximately $75.4 million through a private placement bond offering from third-party lenders. The bonds are secured by first liens on the rental

properties without recourse to the general credit of the equity partners. During 2007, we made additional advances to the entity, which resulted in us becoming the primary beneficiary. As of August 31, 2007, this entity had total assets and liabilities of approximately $3.1 million and approximately $3.1 million, respectively. Our exposure to losses is limited to our equity interest, which was reduced to zero through an impairment loss during 2007 (see below), and an indemnity agreement (see below).

- In January 2005, American Eagle Design-Build Studio was formed to provide general contractor services to the renovation efforts on several of the Privatization entities. We hold a 50% equity interest in the joint venture. During 2007, we made additional advances to the entity, which resulted in us becoming the primary beneficiary. As of August 31, 2007, this entity had total assets and liabilities of approximately $25.2 million and approximately $25.2 million, respectively. Our exposure to losses is limited to our equity interest, which was reduced to zero through an impairment loss during 2007 (see below) and the exposure related to the guarantee (see below).

- In August 2004, Liquid Solutions LLC was formed to provide solutions for the management and treatment of wastewater. We have a 50% equity interest in this entity. This entity had total assets and liabilities of $9.0 million and $24.4 million, respectively, as of August 31, 2007 reflected in our E&I segment. Our exposure to losses consists of our equity interest and note receivable with accrued interest totaling $19.7 million as of August 31, 2007.

- In October 2006, NEH was created to issue the Westinghouse Bonds and hold our 20% equity interest in Westinghouse (see Note 2 — Acquisition of Investment in Westinghouse and Related Agreements).

Unconsolidated VIEs — Equity Method

- In August 2004, we contributed cash of $3.8 million to Little Rock Family Housing, LLC for a 50% equity interest. This entity was established to undertake the privatization of military family housing for Air Force personnel and their families under a design, build and rental housing contract in Little Rock, Arkansas. Under the arrangement, Little Rock Family Housing, L.L.C. is obligated to absorb the majority of the expected losses from the project; however, we are not the primary beneficiary. In October 2004, Little Rock Family Housing, L.L.C. successfully obtained financing of approximately $65.3 million through a private placement bond offering from third-party lenders. The bonds are secured by first liens on the rental properties without recourse to the general credit of the partners. As of August 31, 2007, this entity had total assets and liabilities of approximately $93.1 million and $74.5 million, respectively. Our exposure to losses is limited to our equity interest, which was reduced to zero through an impairment loss during 2007 (see below) and the exposure related to an indemnity agreement (see below).

- In October 2004, we contributed cash of $5.0 million to Hanscom Family Housing, LLC for a 50% equity interest. This entity was established to undertake the privatization of military family housing for Air Force personnel and their families under a design, build and rental housing contract twenty miles northwest of Boston, Massachusetts. Under the arrangement, Hanscom Family Housing, LLC is obligated to absorb the majority of the expected losses from the project; however, we are not the primary beneficiary. In October 2004, Hanscom Family Housing, LLC successfully obtained financing of approximately $168.2 million through a private placement bond offering from third-party lenders. The bonds are secured by first liens on the rental properties without recourse to the general credit of the partners. As of August 31, 2007, this entity had total assets and liabilities of $221.9 million and $197.1 million, respectively. Our exposure to losses is limited to our equity interest, which was reduced to zero through an impairment loss during 2007 (see below) and the exposure related to an indemnity agreement (see below).

- In February 2005, we contributed cash of $2.8 million to American Eagle Northwest, LLC for a 50% equity interest. This entity was established to undertake the privatization of military family housing for U.S. Navy personnel and their families under a design, build and rental housing contract in the State of Washington. American Eagle Northwest, LLC has a minority interest in Pacific Northwest Communities, LLC (PNC) of which the United States Navy has a majority interest. Under the arrangement, American Eagle Northwest, LLC is obligated to absorb the majority of the expected losses from PNC's contract with the United States Navy; however, we are not the primary beneficiary of American Eagle Northwest, LLC. We also, along with our American Eagle Northwest, LLC equity partner, have guaranteed certain items of the performance of the entity under the contract with the United States Navy. As of August 31, 2007, our maximum exposure to loss consisted of our equity investment of $6.8 million and the exposure related to the guarantee (see below). In February 2005, American Eagle Northwest, LLC successfully obtained financing of approximately $226.0 million through a private placement bond offering from third-party lenders. The bonds are secured by first liens on the rental properties without recourse to the general credit of the equity partners. As of August 31, 2007, this entity had total assets and liabilities of approximately $288.4 million and approximately $230.8 million, respectively.
- During December 2005, the KB Home/Shaw Louisiana, LLC joint venture was formed and is owned 50% by Shaw and 50% by KB Home to acquire, develop and sell residential real estate. Our maximum exposure to loss consisted of our equity investment of $5.3 million. As of August 31, 2007, this entity had total assets and liabilities of approximately $30.5 million and $15.3 million, respectively.
- In May 2006 we invested $2.0 million for a one-third equity interest in TerraVista Lakes, LLC, an entity formed to own, develop and sell real estate. Our maximum exposure to loss consisted of our equity investment of $3.1 million. As of August 31, 2007, this entity had total assets and liabilities of approximately $30.8 million and $21.6 million, respectively.

Guarantees Related to Military Housing Privatization Construction Entities

One of our wholly-owned subsidiaries, Shaw Infrastructure, Inc. entered into a guarantee agreement as a co-guarantor in fiscal year 2005 with a third party to guarantee performance obligations of two of our Privatization entities, American Eagle Northwest, LLC and American Eagle-Design Build Studio LLC. These entities are related to the development and construction phase of the Pacific Northwest Communities, LLC military family housing privatization which is scheduled to be completed in calendar year 2009. Our subsidiary's exposure under this performance guarantee is equal to approximately 50% of the cost to deliver the housing units associated with this venture, to the extent that cost exceeds the fixed price contract to be paid for the housing units. At the time we entered into this guarantee, the total estimated cost to complete the required housing units was approximately $198 million and the fixed price contract was approximately $206 million. American Eagle Northwest, LLC engaged a third party general contractor for a portion of the work under a fixed price contract. The construction activities associated with this project are released in phases and the work released to date has been subcontracted to a third party contractor for a cost-plus fixed fee arrangement with a guaranteed maximum price. Additionally, the contractor posted a surety performance bond in favor of the joint venture which surety bond is not to exceed approximately $30 million. The amount of this surety bond is reduced as work is completed by the contractor.

American Eagle Northwest, LLC sold its interest in Pacific Northwest Communities on November 20, 2007 for net proceeds of approximately $12.8 million. As a condition of the sale, we will be released from any and all further obligations under the guarantee.

During May 2006, we entered into an indemnity agreement with a third party to guarantee the payment and performance bonds issued on behalf of construction entities performing services on a second series of military housing privatization projects being built by us and our joint venture partner. This guarantee supports surety bonds issued on our behalf at the following military sites: Hanscom Air Force Base, Patrick Air Force Base, Little Rock Air Force Base, and Fort Leonard Wood. Under this indemnity agreement, the parent of our joint venture partner and we are jointly and severally liable for the performance of the bonded construction work up to a maximum of $30 million. However, each partner's individual maximum liability is capped at $15 million. Only limited amounts of work are currently proceeding at these sites and various suppliers and subcontractors have submitted claims of $10.1 million, liens have been filed on certain properties, notices of events of default have been issued, and additional funding is necessary to complete the scopes of work and pay vendor obligations. The aggregate amount of the joint venture liabilities, prior to potential collections from construction escrow payments on specified projects or reimbursement by our joint venture partner, is in excess of our $15 million indemnity guarantee.

Cash draw downs from escrowed proceeds of long-term bonds issued by the joint venture to fund certain of these projects have stopped until agreements with the bondholders on the projects have been obtained, or all events of default or potential events of default have been cured. In 2007, we recorded a liability for the maximum exposure of $15 million from our indemnity agreement. We determined that until workout arrangements with bondholders become probable, and collection of bond proceeds becomes reasonably assured, or proportional reimbursement from our partner is probable, we will maintain an accrued liability for our maximum exposure of $15 million. No amounts have been paid by us under this indemnity agreement.

In July 2007, we issued payment and performance bonds on behalf of the unconsolidated joint venture construction entity performing services on our Privatization entity project at Fort Leonard Wood, Missouri, under one of our existing lines of surety. Our maximum exposure under this agreement is $14.7 million. Work equal to approximately $11.8 million of the maximum exposure has been completed and is in the warranty phase. The work associated with the remaining $2.9 million of the obligation supported by the surety has not yet started. No amounts have been paid by us under this indemnity agreement.

In July 2007, we entered into an agreement with our joint venture partner on this project, where we exchanged notes receivable from our partner in return for their membership interest in our Privatization entity project at Fort Leonard Wood, Missouri. We now own substantially all of the Fort Leonard Wood project entity. In accordance with the terms of the membership agreement, we guaranteed the funding of venture equity of $8 million in May of 2010.

Impairment Recognized in Fiscal Year 2007

Certain of these projects during the construction period have experienced shortfalls in rental income and/or cost overruns. Certain projects are also behind the original schedule set out by the project contract agreements. As a result, "Events of Default" or "Potential Events of Default" have occurred on the projects, and in some instances, "Notices to Cure" (as defined in the agreement) have been issued by the bondholders. These events do not result in any cross-defaults in any of our Credit Facilities. The Privatization entities have issued recovery plans to the military and the bondholders, and are in negotiations to modify the applicable scopes of work to restore the viability to the projects. Additionally, the Privatization entities are in active negotiations to sell our interests in all the military housing joint ventures with multiple parties, subject to applicable due diligence, as well as the respective military branch and applicable bondholder consents. We cannot be certain that such sales will occur.

In accordance with our accounting policies, the carrying value of the investment in joint ventures and unconsolidated entity assets are reviewed periodically to determine if an impairment exists, or where there are indicators of impairment due to the above noted rental income shortfalls and cost overruns. During the second quarter of fiscal year 2007, we recorded a loss related to our Privatization entities of $44.5 million ($26.7 million, net of tax), which includes accrual of the maximum exposure under the $15 million indemnity agreement discussed above. The impairment charge was determined through analysis of a valuation based on projected cash flows for the joint ventures. Additional commitment costs were determined based on indemnity agreement obligations and estimated cost overruns.

We had remaining $10.1 million, net, in investments recorded on our consolidated balance sheet as of August 31, 2007 relating to the Privatization entities. On November 20, 2007, $6.8 million of the $10.1 million was recovered through the sale of American Eagle Northwest, LLC's interest in Pacific Northwest Communities. We believe the remaining investments are recoverable based on offers received to date. In the event we were either unsuccessful in restructuring the respective projects with the military and the bondholders, or were not able to sell our investments to recover our basis, we may incur additional losses. Our estimate of the range of additional losses in the investments relating to our Privatization entities as of August 31, 2007 is $0 to $3.3 million.

Related Party Transactions

The following table summarizes related party transactions with these unconsolidated entities included in our consolidated financial statements as of August 31, 2007 and 2006 and for the three year period ended August 31, 2007 (in thousands):

	Privatization Entities	Duke Cogema S&W	Shaw YPC Piping (Nanjing) Co. LTD	Other
Revenue from unconsolidated entities for years ended				
2007	$28,674	$ —	$ —	$5,651
2006	482	18,760	—	5,461
2005	519	36,806	—	489
Accounts receivable from unconsolidated entities as of August 31,				
2007	24,780	—	58	4,202
2006	773	—	594	1,864
Advances to unconsolidated entities as of August 31,				
2007	—	—	3,081	—
2006	—	—	3,081	—

Note 7 — Goodwill, Other Intangibles and Contract Adjustments and Accrued Contract Losses

Goodwill

The following table reflects the changes in the carrying value of goodwill by segment from September 1, 2005 to August 31, 2007 (in thousands):

	E&I	E&C	Fossil and Nuclear	Maintenance	F&M	Total
Balance at August 31, 2005, as previously reported	$186,878	$ 262,142	$ —	$42,371	$15,062	$506,453
Revision of reportable segments	—	(150,715)	150,715	—	—	—
Balance at August 31, 2005	$186,878	$ 111,427	$150,715	$42,371	$15,062	$506,453
Currency translation adjustment	—	88	—	—	395	483
Sale of Shaw Field Services	—	—	—	(344)	—	(344)
Balance at August 31, 2006	$186,878	$ 111,515	$150,715	$42,027	$15,457	$506,592
Currency translation adjustment	—	347	—	—	531	878
Purchase of GBB	7,296	—	—	—	—	7,296
Purchase of EzeFlow	—	—	—	—	1,323	1,323
Impairment of Energy Delivery Services, Inc. (EDS)	—	—	(2,138)	—	—	(2,138)
Balance at August 31, 2007	$194,174	$ 111,862	$148,577	$42,027	$17,311	$513,951

During fiscal year 2007, we revised our reportable segments (see Note 14 — Business Segments). The primary change from our previously reported segments is a split of our former E&C segment into two reportable segments: (1) Fossil & Nuclear segment; and (2) E&C segment. As a result, we allocated the goodwill of the former E&C segment of $262.1 million at August 31, 2005 between the Fossil and Nuclear segment and the new E&C segment for all periods presented. The allocation of goodwill was based on the reporting units' carrying values that were directly identifiable to the Fossil & Nuclear segment and new E&C segment as of August 31, 2005.

We had tax deductible goodwill of approximately $131.6 million and $147.8 million as of August 31, 2007 and August 31, 2006, respectively. The difference between the carrying value of goodwill and the amount deductible for taxes is primarily due to the tax treatment of Contract Adjustments (see below) and the amortization of goodwill allowable for tax purposes.

Annual Goodwill Impairment Analysis

We performed our annual goodwill impairment analysis during the third quarter of fiscal year 2007 and concluded that the carrying value of goodwill in our EDS unit in the Fossil & Nuclear segment exceeded its fair value. As a result, we recorded a goodwill impairment charge of $2.1 million and impaired the remaining $0.4 million carrying value of the EDS customer relationship intangible. There were no impairments of goodwill in 2006 and 2005.

Intangible Assets

At August 31, 2007 and 2006, amortizable intangible assets, included in other assets (other than contract (asset) adjustments discussed below) consisting of proprietary ethylene technology acquired in the Stone & Webster acquisition in fiscal year 2000, certain petrochemical process technologies, patents and tradenames acquired in the Badger Technologies acquisition in fiscal year 2003 (both of which are being amortized over fifteen years) and patents acquired in the IT Group acquisition in fiscal year 2002 (which are being amortized over ten years). Additionally, we recorded a customer relationship intangible related to the IT Group acquisition (which is being amortized over ten years) and technology patents in the Envirogen acquisition (which are being amortized over three to seven years).

In connection with our final purchase price allocation of the EDS acquisition during the second quarter of fiscal year 2005, we recorded intangible assets for the tradename and customer relationships, which are being amortized over three and seven years, respectively. During the second quarter of fiscal year 2005, we also recorded an intangible asset for Bisphenol-A (BPA) technology that was purchased by our Badger Technologies, LLC consolidated VIE for $1.5 million. This intangible asset is being amortized over fifteen years.

We amortize all of these intangible assets using the straight line method. Amortization expense included in cost of revenues was $3.3 million, $3.4 million and $3.6 million for the fiscal years ended August 31, 2007, 2006, and 2005, respectively.

The gross carrying values and accumulated amortization of amortizable intangible assets are presented below (in thousands):

	Proprietary Technologies, Patents and Tradenames		Customer Relationships	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
August 31, 2005 balance	$44,261	$(12,122)	$2,752	$ (868)
Adjustments	449	—	—	—
Amortization	—	(3,078)	—	(286)
August 31, 2006 balance	$44,710	$(15,200)	$2,752	$(1,154)
Adjustments	(49)	—	(736)	306
Amortization	—	(3,046)	—	(227)
August 31, 2007 balance	$44,661	$(18,246)	$2,016	$(1,075)

The following table presents the scheduled future annual amortization for our intangible assets not associated with contract adjustments (in thousands):

	Proprietary Technologies, Patents and Tradenames	Customer Relationships
2008	$ 3,015	$202
2009	2,911	202
2010	2,753	202
2011	2,737	202
2012	2,735	133
Thereafter	12,264	—
Total	$26,415	$941

Contract Adjustments and Accrued Contract Losses

We recorded contract fair value adjustments and contract losses related to the IT Group and Stone & Webster acquisitions at the date of acquisition. Contract liability adjustments and accrued contract losses are recorded in current liabilities and contract (asset) adjustments are in other current assets on the accompanying consolidated balance sheets. Contract liability (asset) adjustments and accrued contract losses established in purchase accounting are recognized periodically as reductions to cost of revenues in the accompanying consolidated statements of operations.

Contract liability (asset) adjustments related to the IT Group acquisition were amortized proportionately based on the projected revenues for the period as a percentage of the total projected revenues for the acquired contracts. The projected and total revenues for each period were established at the time of the acquisition when the contract liability (asset) adjustments were finalized and are not adjusted for changes, if any, in the revenues, costs or timing of the related projects. Contract liability adjustments related to the Stone & Webster acquisition were amortized as a reduction of cost of revenues to achieve the estimated market profit determined at the acquisition date for certain acquired contracts. The cost of revenues on each contract was reduced to achieve the estimated market profit until the accrued contract losses were depleted or the project completed. In the period each contract completed, the remaining unamortized accrued contract losses were reduced to zero. The profit recorded in such periods may differ materially from the market profit estimated at the acquisition.

Purchase accounting contract liability (asset) adjustments were fully amortized as of August 31, 2007. The changes in the contract liability (asset) adjustments and accrued contract losses represent the utilization of adjustments related to the IT Group and Stone & Webster acquisitions. Amounts charged to cost of revenues were $3.4 million, $6.0 million and $12.4 million, respectively, for the fiscal years ended August 31, 2007, 2006 and 2005.

Note 8 — Long-Term Debt and Revolving Lines of Credit

Long-term debt (including capital lease obligations) consisted of the following (in thousands):

	August 31, 2007		August 31, 2006	
	Short-term	Long-term	Short-term	Long-term
Senior Notes, unsecured, 10¾% interest, due March 15, 2010, issued at 98.803% of face value, with an early repurchase option	$ —	$ —	$ —	$ 15,066
Notes payable; 0% interest; due on January 10, 2009; net of discount of $0.4 million	2,500	2,449	—	—
Notes payable of a VIE; interest payable monthly at an average interest rate of 8.2% and 8.3% and monthly payments of $0.02 million and $0.08 million, through May and June 2011, respectively	871	3,412	802	4,283
Credit Facility	—	—	—	145,517
Other Credit Facility Borrowings and Notes payable of a VIE; interest payable at BIBOR plus 2.5%, monthly payment of $0.1 million, through January 2008	783	—	6,772	612
Other notes payable	1,434	1,667	408	4,623
Other short-term debt	—	—	1,895	—
Capital lease obligations	2,099	1,809	1,811	3,433
Subtotal	7,687	9,337	11,688	173,534
Westinghouse Bonds (see description below)	—	1,087,428	—	—
Total	$7,687	$1,096,765	$11,688	$173,534

Annual scheduled maturities of long-term debt and minimum lease payments under capital lease obligations during each year ending August 31 are as follows (in thousands):

	Capital Lease Obligations	Long-term Debt
2008	$2,325	$ 5,588
2009	1,621	4,228
2010	208	1,860
2011	78	1,440
2012	—	—
Thereafter	—	1,087,428
Subtotal	4,232	1,100,544
Less: amount representing interest	(324)	—
Total	$3,908	$1,100,544

Senior Notes

Our Senior Notes had a call (repurchase) feature that allowed us to call all or a portion of the Senior Notes on or after March 15, 2007 at prices stipulated in the Senior Notes. In May 2005, pursuant to a tender offer, we repurchased Senior Notes with an amortized value of $235.7 million and an aggregate principal value of $237.9 million for a cost of $272.8 million. The tender offer resulted in loss on retirement of debt in the third quarter of fiscal year 2005 of $44.4 million, which includes unamortized debt issuance costs of $5.9 million.

On May 31, 2007, we exercised our option to redeem all remaining outstanding Senior Notes. The aggregate principal amount outstanding was $15.2 million. The Senior Notes were redeemed at a redemption price equal to 105.375% of the outstanding principal amount ($1,053.75 per $1,000 in principal amount) plus accrued interest of $22.69 per $1,000 in principal amount. We funded the redemption of the Senior Notes with existing cash on hand. The redemption resulted in loss on retirement of debt in the third quarter of fiscal year 2007 of $1.1 million, which includes unamortized debt issuance costs of $0.2 million.

For the years ended August 31, 2007, 2006 and 2005, we recognized approximately $0.1 million, $0.1 million and $0.9 million, respectively, of interest expense associated with the amortization of financing fees related to the Senior Notes. As of August 31, 2006, unamortized deferred financing fees related to the Senior Notes were approximately $0.3 million. As of August 31, 2007, there were no remaining unamortized financing fees related to the Senior Notes.

Westinghouse Bonds

The Westinghouse Bonds (issued in the first quarter of fiscal year 2007) are non-recourse to us, except for NEH (see Note 2 — Acquisition of Investment in Westinghouse and Related Agreements) and are as follows (in thousands):

	August 31, 2007
Westinghouse Bonds, face value 50.98 billion JPY due March 15, 2013; interest only payments; coupon rate of 2.20%;	$ 426,875
Westinghouse Bonds, face value 78 billion JPY due March 15, 2013; interest only payments; coupon rate of 0.70% above the six-month JPY LIBOR rate (1.07% as of August 31, 2007)	653,125
Original Discount on Westinghouse Bonds	(30,535)
Accumulated Discount Accretion	4,169
Increase in net long-term debt due to foreign currency translation	33,794
Total long-term portion of debt	$1,087,428

On October 16, 2006, we entered into an interest rate swap agreement through March 15, 2013 in the aggregate notional amount of 78 billion JPY. We designated the swap as a hedge against changes in cash flows attributable to changes in the benchmark interest rate. Under the agreement, we make fixed interest payments at a rate of 2.398%, and we receive a variable interest payment equal to the six-month JPY London Interbank Offered Rate, (LIBOR) plus a fixed margin of 0.7%, effectively fixing our interest rate on the floating rate portion of the 78 billion JPY Westinghouse Bonds at 2.398%. As of August 31, 2007, the fair value of the swap totaled approximately $6.7 million and is included in non-current liabilities and accumulated other comprehensive loss, net of deferred taxes, of $4.0 million in the accompanying balance sheet. There was no material ineffectiveness of our interest rate swap for the fiscal year ended August 31, 2007.

Credit Facility

On April 25, 2005, we entered into a new five year $450.0 million Senior Secured Credit Facility (Credit Facility). On the effective date, the entire $450.0 million Credit Facility was available for the issuance of performance letters of credit and the lesser of the unused portion of the $450.0 million facility or $200.0 million, was available for revolving credit loans and the issuance of financial letters of credit. The terms "performance letter of credit" and "financial letter of credit" have meanings customary for financings of this type. As part of this transaction, we expensed the deferred financing fees of $3.4 million associated with our previous credit facility during the third quarter of fiscal year 2005.

Subsequently, on October 3, 2005, we entered into Amendment I to increase our Credit Facility from $450.0 million to $550.0 million and increased the sublimit for revolving credit and financial letters of credit from $200.0 million to $325.0 million.

On February 27, 2006, we entered into Amendment II, which increased our Credit Facility from $550.0 million to $750.0 million, and increased the sublimit for revolving credit and financial letters of credit from $325.0 million to $425.0 million.

On October 13, 2006, we entered into Amendment IV to our Credit Facility to allow for the investment in Westinghouse and to allow for an increase in the Credit Facility from $750.0 million to $1.0 billion. During 2007, we made effective $100.0 million of the approved increase, thus increasing the capacity of the Credit Facility from $750.0 million to $850.0 million. Subject to outstanding revolving credit loans, the entire Credit Facility, as amended, is available for performance letters of credit. During fiscal 2007, we increased the sublimit for revolving lines of credit and financial letters of credit from $425.0 million to $525.0 million until

November 30, 2007, and $425.0 million thereafter. The Credit Facility retains its original maturity date of April 25, 2010.

The portion of the Credit Facility available for financial letters of credit and revolving credit loans is limited to the lesser of: (1) the total Credit Facility ($850.0 million as of August 31, 2007) less outstanding performance letters of credit ($323.7 million as of August 31, 2007); or (2) $525.0 million (as of August 31, 2007).

The following table presents the outstanding and available amounts under our Credit Facility as of August 31, 2007 (in millions):

Total Credit Facility	$ 850.0
Less: outstanding performance letters of credit	(526.3)
Less: outstanding financial letters of credit	(204.7)
Less: outstanding revolving credit loans	—
Remaining availability under the Credit Facility	$ 119.0

The Credit Facility is available for working capital needs and to fund fixed asset purchases, acquisitions and investments in joint ventures, and general corporate purposes. The Credit Facility is subject to a borrowing base calculation as defined in the Credit Facility agreement. The borrowing base requirement is suspended if the facility is rated BB+ or BA1 or higher by Standard and Poor's Rating Services or Moody's Investor Services respectively; or if the Credit Facility is not rated, the borrowing base requirement is suspended when our consolidated tangible net worth as defined in the Credit Facility agreement is greater than $680 million. As of August 31, 2007, the Credit Facility was assigned a rating by Moody's Investor Services and Standard and Poor's Rating Services of Ba2 and BB, respectively.

In addition, as of August 31, 2007 the Credit Facility contained certain financial covenants, including:

- a maximum leverage ratio of 2.5x our earnings before interest, income taxes, depreciation and amortization (EBITDA) as defined in the Credit Facility agreement, is adjusted for certain non-cash items and for the pro forma impact of acquisitions and dispositions of operations and assets; (Amendment IV to the Credit Facility increased the maximum leverage ratio to 2.75x our EBITDA for quarters ending prior to August 31, 2007 and 2.5x on or thereafter);
- a minimum fixed charge coverage ratio of 2.5x EBITDA; and (Amendment IV to the Credit Facility decreased the minimum fixed charge coverage ratio to 2.25x our EBITDA for quarters ending on or prior to February 29, 2008 and 2.5x thereafter); and
- a minimum net worth as defined by the Credit Facility agreement.

As of August 31, 2007, we were in compliance with the financial covenants contained in the Credit Facility agreement. During fiscal year 2007, we have obtained waivers of financial reporting covenants in the Credit Facility through December 31, 2007, as a result of delays in filing our periodic reports with the SEC.

The Credit Facility is secured by, among other things: (1) a first priority security interest in all of our tangible and intangible assets (including, without limitation, equipment, real estate and intellectual property) and a pledge of all of our domestic capital stock and the capital stock of our guarantor subsidiaries; (2) guarantees by our domestic subsidiaries; and (3) 66% of the capital stock in certain of our foreign subsidiaries.

We are required, with certain exceptions, to prepay loans outstanding under the Credit Facility with: (1) the proceeds of new indebtedness; (2) insurance proceeds or condemnation awards in excess of $5.0 million that are not applied or contractually committed to rebuild, restore or replace the property within 90 days of the receipt thereof; and (3) the sale of certain assets or the stock of any subsidiaries in excess of $5.0 million that are not reinvested within 90 days of the receipt thereof.

Under the Credit Facility interest is computed, at our option for each revolving credit loan, using the defined base rate or the defined LIBOR rate, plus a margin. The terms "base rate" and "LIBOR rate" have meanings customary for financings of this type. The margin is adjusted based on the ratings of the Credit Facility by Standard and Poor's Rating Services or Moody's Investor Services or, if the Credit Facility is not rated, the margin is based on our leverage ratio as defined in the agreement. The margins for revolving credit loans under the Credit Facility may be in a range of: (1) LIBOR plus 1.50% to 3.00%; or (2) the defined base rate plus 0.00% to 0.50%. During the fiscal year ended August 31, 2007, the weighted-average interest rate of loans under the Credit Facility was 7.90%, compared with a weighted-average interest rate of 7.35% during fiscal year ended August 31, 2006. The total amount of fees associated with letters of credit issued under the Credit Facility were approximately $9.1 million, $4.7 million and $6.2 million for fiscal year 2007, 2006 and 2005, respectively. Commitment fees associated with unused credit line availability were approximately $1.1 million, $0.8 million and $0.5 million for fiscal year 2007, 2006 and 2005, respectively.

For the years ended August 31, 2007, 2006 and 2005, we recognized, $1.9 million, $1.0 million and $0.2 million, respectively, of interest expense associated with the amortization of financing fees related to our Credit Facility. As of August 31, 2007 and 2006, unamortized deferred financing fees related to our Credit Facility were approximately $5.6 million and $4.4 million, respectively.

Other Revolving Lines of Credit

In December 2004, one of our consolidated VIEs expanded its existing credit facility with a total capacity of $18.1 million. As of August 31, 2007, this VIE had borrowings under its revolving line of credit of $0.2 million and a term loan of $0.6 million due in January 2008. As of August 31, 2006, this VIE had borrowings under the revolving line of credit and term loan of $5.5 million and $1.9 million, respectively, with no outstanding performance bonds. The interest rate applicable to these borrowings is BIBOR (5.2% at August 31, 2007) plus 2.5% per annum. We also have provided a 50% guarantee related to this credit facility.

On March 21, 2006, one of our foreign subsidiaries entered into a $27.0 million uncommitted, unsecured standby letter of credit facility with a bank. On July 6, 2006, this standby letter of credit facility increased to $32.0 million. The term of the facility is one year, renewable on an annual basis. Quarterly fees are calculated using a base rate of 2% plus local bank charges. As of August 31, 2007, there were $16.0 million of outstanding letters of credit outstanding under this facility. As of August 31, 2006, there were $4.7 million of outstanding letters of credit outstanding under this credit facility.

Note 9 — Income Taxes

Total income taxes for the years ended August 31, 2007, 2006, and 2005 were allocated as follows (in thousands):

	For the Fiscal Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Income from continuing operations before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	$ 10,747	$17,600	$17,436
Income from 20% investment in Westinghouse	1,397	—	—
Earnings (losses) from unconsolidated entities	(18,221)	1,851	395
Total income tax from continuing operations	(6,077)	19,451	17,831
Loss from and impairment of discontinued operations	—	—	(517)
Shareholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial reporting	(3,850)	(3,586)	(506)
Shareholders' equity, for liability for pension plan	(5,942)	—	—
Shareholders' equity, for net unrealized gain on derivative instrument	(2,667)	—	—
Total income taxes	$(18,536)	$15,865	$16,808

Income from continuing operations before income taxes was as follows (in thousands):

	For the Fiscal Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Domestic	$ (8,176)	$44,559	$23,714
Foreign	41,342	35,850	14,221
Total	$33,166	$80,409	$37,935

Income tax attributable to income from continuing operations consists of (in thousands):

	For the Fiscal Year Ended August 31,		
	Current	Deferred	Total
Year ended August 31, 2007:			
U.S. federal	$ —	$ (3,695)	$ (3,695)
State and local	3,482	(1,002)	2,480
Foreign	12,862	(900)	11,962
	$16,344	$ (5,597)	$10,747
Year ended August 31, 2006 (Restated):			
U.S. federal	$ —	$ 8,110	$ 8,110
State and local	6,249	1,020	7,269
Foreign	2,221	—	2,221
	$ 8,470	$ 9,130	$17,600
Year ended August 31, 2005 (Restated):			
U.S. federal	$ —	$14,266	$14,266
State and local	978	1,656	2,634
Foreign	536	—	536
	$ 1,514	$15,922	$17,436

We paid no federal income taxes in the years ended August 31, 2007, 2006 and 2005 primarily due to the utilization of U.S. operating losses. Other current liabilities includes $20,578 and $12,263 as of August 31, 2007 and 2006, respectively of current income taxes payable, including amounts due for foreign and state income taxes.

Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income from continuing operations as a result of the following:

	2007	2006 (Restated)	2005 (Restated)
U.S. Federal income tax rate	35%	35%	35%
State taxes, net of federal income tax benefit	5	6	5
Foreign tax differential	(13)	2	(23)
Work Opportunity Tax Credit	(22)	(6)	—
Foreign tax credits	(6)	—	(7)
Valuation allowance	—	(15)	43
Minority interest	(19)	(6)	(7)
Compensation and stock options	11	5	2
Tax matters under appeal	30	—	—
Nondeductible meals and entertainment	8	1	1
Other, net	3	—	(3)
	32%	22%	46%

We incurred $10.1 million of tax expense in 2007 for tax matters under appeal, as well as matters related to foreign taxes.

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

	At August 31,	
	2007	2006 (Restated)
Deferred tax assets:		
Receivables	$ 5,442	$ 5,734
Net operating loss and tax credit carryforwards	99,286	108,876
Other expenses not currently deductible	26,510	9,798
Investments in affiliates, primarily due to impairment	18,582	—
Foreign currency on Japanese Yen-denominated bonds	12,597	—
Compensation related expenses	51,783	38,993
Total gross deferred tax assets	214,200	163,401
Less valuation allowance	(24,065)	(22,978)
Net deferred tax assets	190,135	140,423
Deferred tax liabilities:		
Goodwill	(38,926)	(33,370)
Property, plant and equipment	(23,662)	(25,669)
Employee benefits and other expenses	(26,246)	(14,963)
Total gross deferred tax liabilities	(88,834)	(74,002)
Net deferred tax assets	$101,301	$ 66,421

The valuation allowance for deferred tax assets as of August 31, 2007 and 2006 was $24.1 million and $23.0 million, respectively. The net change in the total valuation allowance for each of the years ended August 31, 2007, 2006, and 2005 was an increase (decrease) of $1.1 million, ($12.0) million and $16.4 million, respectively. The valuation allowance at 2007 and 2006 was primarily related to foreign net operating loss carryforwards, state net operating loss carryforwards and certain pension liabilities. Approximately $1.5 million of subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of August 31, 2007 will be allocated to shareholders' equity.

As of August 31, 2007, for federal income tax return purposes, we had approximately $97.8 million of U.S. federal net operating loss carryforwards available to offset future federal taxable income and approximately $35.4 million of research and development, general business credits and foreign tax credits available to offset future federal income tax. The U.S. federal net operating loss carryforwards expire beginning in 2022 through 2024, the research and development and general business credits expire beginning in 2022 through 2027, and the foreign tax credits begin to expire in 2011 through 2017. As of August 31, 2007, certain foreign operations had net operating loss carryforwards of approximately $36.2 million, which can be used to reduce future taxable income in those countries until they expire. Additionally, we have net operating losses in certain states of $353.7 million which expire at various times. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those jurisdictions during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. U.S. taxable income for the years ended August 31, 2007 and 2006 was $59.7 million and $58.0 million, respectively. We utilized U.S. net operating losses of $59.7 million during 2007 and $58.0 million during 2006. Based on the level of historical federal taxable income and projections for future federal taxable income over the periods for which the U.S. deferred tax assets are deductible, management believes that it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at August 31, 2007. The amount of the deferred tax asset considered realizable; however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

We have not recognized a deferred tax liability of approximately $35 million for the undistributed earnings of our foreign operations that arose in 2007 and prior years as we consider these earnings to be indefinitely invested. As of August 31, 2007, the undistributed earnings of these subsidiaries were approximately $100 million. A deferred tax liability will be recognized when we can no longer demonstrate that we plan to permanently reinvest the undistributed earnings.

Note 10 — Common Stock

We have one class of common stock. Each outstanding share of common stock entitles its holder to one vote on each matter properly submitted to our shareholders for their vote, waiver, release or other action.

Treasury stock is recorded at cost. Treasury stock transactions in 2007 and 2006 of $3.6 million and $1.6 million, respectively, are a result of stock compensation minimum tax withholding transactions.

In July 31, 2001, we distributed a dividend of one Preferred Share Purchase Right, or Right, for each share of our common stock outstanding on that date. The Rights, which expire on July 9, 2011, are designed to deter coercive or unfair takeover tactics, and are, therefore, intended to enable all of our shareholders to realize the long-term value of their investment. We anticipate that the Rights will encourage anyone seeking to acquire our company to negotiate with the Board of Directors prior to attempting a takeover. The Rights, which are governed by a Rights Agreement dated July 9, 2001 between us and Wachovia Corporation, as Rights Agent, should not interfere with a merger or other business combination approved by our Board of Directors.

The Rights are attached to our common stock and are exercisable only if a person or group (an Acquiring Person) either: (1) acquires 15% or more of our common stock; or (2) commences a tender offer, which would result in the acquisition of 15% or more of the common stock. The Board of Directors is authorized to reduce the 15% threshold to not less than 10% of the common stock.

In the event the Rights become exercisable, each Right will entitle shareholders (other than the Acquiring Person) to buy one one-hundredth of a share of a new series of junior participating preferred stock (Preferred Shares) at an exercise price of $170.00, which is subject to certain anti-dilution adjustments. Each one one-hundredth of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock.

Prior to the acquisition of 15% or more of our common stock, the Rights are redeemable for $0.01 per Right at the option of the Board of Directors.

In lieu of Preferred Shares, each Right holder (other than the Acquiring Person) will be entitled to purchase from us at the Right's then-current Exercise Price, shares of our common stock having a market value of twice such Exercise Price. In addition, if we are acquired in a merger or other business combination transaction after a person has acquired 15% or more of our outstanding common stock, each Right will entitle its holder to purchase at the Right's then-current Exercise Price, a number of the acquiring company's common shares having a market value of twice such Exercise Price, in lieu of acquiring Preferred Shares.

Further, after a group or person becomes an Acquiring Person, but prior to acquisition by such person of 50% or more of the common stock, the Board of Directors may exchange all or part of the Rights (other than the Rights held by the Acquiring Person) for shares of common stock at an exchange ratio of one share of common stock for each Right.

Note 11 — Share-Based Compensation

Stock Compensation Plans

We maintain the following share-based compensation plans to provide equity incentive award opportunities to our directors, officers and key employees. These plans are administered by the Compensation Committee of the Board of Directors, which approves participant eligibility, the number of shares awarded and the terms, conditions and other provisions of each award:

Plan	Authorized Shares	Types of Equity Instrument Authorized
1993 Employee Stock Option Plan (1993 Plan)	3,844,000	Qualified and non-qualified stock options and restricted stock awards
1996 Non-Employee Director Stock Option Plan (1996 Plan)	300,000	Non-qualified stock options
Stone & Webster Acquisition Stock Option Plan (Stone & Webster Plan)	1,070,000	Non-qualified stock options
2001 Employee Incentive Compensation Plan (2001 Plan)	9,500,000	Qualified and non-qualified stock options, stock appreciation rights, performance shares and restricted stock awards
2005 Non-Employee Director Stock Incentive Plan (Directors' Plan)	300,000	Non-qualified stock options and phantom stock awards

Shares not awarded that were previously available under the 1993 and 1996 Plans have expired.

Shares available for future stock option and restricted stock awards to employees and directors under existing plans were 3,261,391 and 4,146,569 at August 31, 2007 and August 31, 2006, respectively.

Stock Options

We use the modified Black-Scholes option pricing model to estimate the fair value of stock option awards with the following weighted-average assumptions for the indicated periods:

	For the Year Ended August 31,		
	2007	2006 (Restated)	2005
Expected volatility	42%	47%	65%
Risk-free interest rate	4.7%	4.5%	3.6%
Expected term of options (in years)	6.2	6.6	5.0
Grant-date fair value	$13.33	$14.48	$8.01

These assumptions are based on multiple factors, including future and historical employment and post-employment option exercise patterns for certain relatively homogeneous participants and their impact on expected terms of the options and the implied volatility of our stock price. We had no dividends on our common stock for the years presented so the assumed dividend yield used to calculate the grant date fair value was zero. Stock option awards generally vest annually on a ratable basis over four years with a total term to exercise of ten years from date of grant. Awards are issued at the grant date fair market value on the date of grant.

The following table represents stock option activity from September 1, 2005 to August 31, 2007:

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contract Term
Outstanding at August 31, 2005, (Restated)	5,817,006	$16.08	
Granted	806,111	21.46	
Exercised	(1,168,023)	15.99	
Forfeited	(203,723)	16.73	—
Outstanding at August 31, 2006, (Restated)	5,251,371	$16.92	6.2
Granted	983,806	27.73	
Exercised	(569,152)	15.49	
Forfeited	(374,216)	20.19	—
Outstanding at August 31, 2007	5,291,809	$18.86	5.8
Exercisable at August 31, 2007	3,511,786	$17.12	4.5

The following table represents the compensation expense that was included in general and administrative expenses and cost of revenues on the accompanying consolidated statements of operations related to these stock option grants for the periods indicated below (in millions):

	For the Year Ended August 31,		
	2007	2006	2005
Stock Option Compensation Expense	$8.5	$9.5	$—

The aggregate intrinsic value of options outstanding was $165.1 million and $45.4 million at August 31, 2007 and August 31, 2006, respectively. The aggregate intrinsic value of options exercisable was $115.6 million and $25.9 million at August 31, 2007 and August 31, 2006, respectively. The total intrinsic value of options exercised was $10.2 million and $17.1 million for the fiscal years ended August 31, 2007 and August 31, 2006, respectively.

Net cash proceeds from the exercise of stock options for the fiscal years ended August 31, 2007 and August 31, 2006 were $8.8 million and $18.7 million, respectively. The actual income tax benefit realized from stock option exercises were $2.9 million and $5.4 million for the fiscal years ended August 31, 2007 and August 31, 2006, respectively.

The following table summarizes our unvested stock option activity from September 1, 2005 to August 31, 2007:

	Shares	Grant-Date Fair Value
Unvested stock options at September 1, 2005	2,420,483	$ 8.13
Granted	806,111	14.48
Vested	(940,725)	8.99
Forfeited	(132,092)	8.21
Unvested stock options at August 31, 2006	2,153,777	10.13
Granted	983,806	13.33
Vested	(1,024,447)	9.31
Forfeited	(333,113)	11.08
Unvested stock options at August 31, 2007	1,780,023	$12.14

At August 31, 2007 we have $15.5 million of unrecognized compensation expense related to unvested stock options awards expected to be recognized over a weighted-average period of 2.6 years. The grant date fair value of stock awards vested was $9.5 million, $8.5 million and $7.1 million for the fiscal years 2007, 2006 and 2005, respectively.

Restricted Stock

The compensation expense for restricted stock awards is determined based on the market price of our stock at the date of grant applied to the total number of shares that are anticipated to fully vest. As of August 31, 2007, we have unrecognized compensation expense of $16.5 million associated with unvested restricted stock awards. This amount is expected to be recognized over a weighted average period of 2.4 years.

The following table represents the compensation expense that was included in general and administrative expenses and cost of revenues on the accompanying consolidated statements of operations related to these restricted stock grants for the periods indicated below (in millions):

	For the Year Ended August 31,		
	2007	2006	2005
Restricted Stock Compensation Expense	$10.9	$7.8	$4.0

The following table represents the shares that were granted and outstanding as of:

	August 31,	
	2007	2006 (Restated)
Restricted stock:		
Granted, during and as of the period ended	458,331	463,371
Outstanding, as of	995,260	1,240,268

We receive a tax deduction for certain stock option awards when exercised, generally for the excess of the fair value at the date of exercise over the option exercise price. In addition, we receive a tax deduction when restricted stock awards vest at a higher value than the value used to recognize compensation expense at the date of award. Prior to adoption of SFAS 123(R), we reported all tax benefits resulting from the grant of equity incentive awards as operating cash flows in our consolidated statements of cash flows. In accordance with SFAS 123(R), we report excess tax benefits from equity incentive awards as financing cash flows. For the fiscal years ended August 31, 2007 and August 31, 2006, $3.0 million and $2.4 million, respectively, of excess tax benefits related to stock options and restricted stock awards were reported as financing cash flows.

Note 12 — Operating Leases

We lease certain office buildings, fabrication and warehouse facilities, machinery and equipment under various lease arrangements. Leases that do not qualify as capital leases are classified as operating leases and the related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any free-rent period during which we have the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term is used to: (1) determine the appropriate lease classification; (2) compute periodic rental expense; and (3) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals.

Certain of our operating lease agreements are non-cancelable and expire at various times and require various minimum rentals. The non-cancelable operating leases with initial non-cancelable periods in excess of twelve months that were in effect as of August 31, 2007 require us to make the following estimated future payments:

For the year ending August 31 (in thousands):	
2008	$ 77,941
2009	71,142
2010	61,879
2011	47,035
2012	26,999
Thereafter	61,784
Total future minimum lease payments	$346,780

Future minimum lease payments as of August 31, 2007 have not been reduced by minimum non-cancelable sublease rentals aggregating approximately $4.6 million.

In 2002, we entered into a 10-year non-cancelable operating lease for our Corporate Headquarters building in Baton Rouge, Louisiana. In connection with this lease, we purchased an option for $12.2 million for the right to acquire additional office space and undeveloped land for approximately $150 million. The option expires the earlier of January 2012, or upon renewal of the existing Corporate Headquarters lease. The cost of the option is included in other assets. The book value of the option is assessed for impairment annually based on appraisals of the additional office space and undeveloped land subject to the option. If we renew the lease rather than exercise the option, the option value will be expensed over the term of the new Corporate Headquarters building lease.

We also enter into lease agreements for equipment needed to fulfill the requirements of specific jobs. Any payments owed or committed under these lease arrangements as of August 31, 2007 are not included as part of total minimum lease payments shown above.

The total rental expense for the fiscal years ended August 31, 2007, 2006, and 2005 was approximately $166.6 million, $153.8 million and $122.3 million, respectively. Deferred rent payable (current and long-term) aggregated $20.6 million and $11.6 million as of August 31, 2007 and 2006, respectively.

Note 13 — Contingencies and Commitments

Tax Matters

In connection with the regular examination of our tax returns by the Internal Revenue Service (IRS) for the fiscal years ending August 31, 2002 and August 31, 2003, the IRS formally assessed in April 2007 certain adjustments to the amounts reflected by us on those returns. The items primarily relate to the sourcing of income relating to foreign procurement of one of our overseas entities, and the extraterritorial income exclusion. We do not agree with those adjustments and have filed a timely appeal in June 2007. The outcome of the IRS appeal is uncertain at this time; however, should the IRS prevail in its position, our federal income tax due would increase by $37.2 million, plus interest. The ultimate amount of cash taxes paid would be reduced by the utilization of net operating loss carryforwards (NOLs) available. We currently have $97.8 million of federal NOLs as of August 31, 2007. Additionally, we have accrued additional expense related to foreign tax matters pertaining to basis adjustments, until such matters are filed and settled.

Although the final resolution of the adjustments is uncertain, based on currently available information, management believes that the ultimate outcome will not have a material adverse effect on our financial position, cash flows, or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavorably, or in the period in which an unfavorable outcome becomes probable and reasonably estimable.

suits collectively make claims of breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment based on allegations that the named defendants committed, condoned or failed to identify and disclose the misconduct alleged in the purported class action lawsuits, and that certain defendants sold our stock while in possession of knowledge of the alleged misconduct. The complaints do not specify the amount of damages sought. These derivative lawsuits have been stayed indefinitely by a court order as of December 14, 2004. The plaintiff in the *Reusche* derivative action moved to lift the stay and for permission to file a second amended verified shareholder derivative complaint, which motion was argued on August 8, 2007. In accordance with an agreement between the parties, the Court temporarily lifted the stay solely for the purpose of allowing the plaintiff to file a second amended verified shareholder derivative complaint, which alleges the same claims as were alleged in the prior complaint. The Court otherwise continued the stay.

We, and certain of our current and former officers, have been named in another purported shareholder class action lawsuit alleging violations of federal securities laws. This suit is styled as *City of Brockton Retirement System v. The Shaw Group Inc., et al.*, and was filed on October 10, 2006, in the U.S. District Court for the Southern District of New York, Case No. 06-CV-8245. The complaint alleges claims under Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Exchange Act on behalf of purchasers of our common stock during the period from January 6, 2006 to July 9, 2006. The complaint alleges, among other things, that: (1) we falsely represented that internal controls were adequate and effective in the second quarter of fiscal year 2006; and (2) in the second quarter of 2006, we materially overstated revenues and understated losses. The complaint does not specify the amount of damages sought. To date, the action has not been certified as a class action by the Court. On September 25, 2007, the Judge signed an order appointing as lead plaintiffs The City of Brockton Retirement System and The Norfolk County Retirement System, and appointing as lead counsel for plaintiffs the firm of Labaton Sucharow & Rudoff LLP. Pursuant to the parties' stipulation on December 3, 2007, the plaintiffs served an amended complaint, which alleges the same claims for relief as the initial complaint. The defendants have until February 1, 2008 to respond to the amended complaint.

Both the purported shareholder class action lawsuits and the derivative lawsuits are in the early stages of litigation. We believe our financial statements were prepared in accordance with GAAP based on the information we had at the time and that none of our public press releases or public filings contained material misrepresentations or omissions based on the information we had at the time. Accordingly, we intend to defend our company and our present and former directors and officers vigorously against each of these actions. Although it is not possible at this early stage to predict the likely outcome of these actions, an adverse result in any of these lawsuits could have a material adverse effect on our operations.

Other Litigation

During fiscal year 2005, the U.S. District Court for the District of Delaware rendered a judgment against us and in favor of Saudi American Bank in the amount of $6.7 million. Saudi American Bank claimed that as part of our acquisition of Stone & Webster in July 2000, we had assumed the estate company's liability under a loan agreement and guarantee. We have filed a notice of appeal, and are seeking to have the judgment overturned. Saudi American Bank has sought interest and attorneys' fees, bringing its total claim to $11.4 million plus legal interest while the appeal is pending. We may also incur additional attorneys' fees for the appeal, although we expect to prevail on appeal. In the event we are unsuccessful, there could be a material adverse effect on our financial statements for the period in which any judgment becomes final. We have not recorded any liability for this contingency.

We currently have pending before the American Arbitration Association the case of *Stone & Webster, Inc. (S&W) v. Mitsubishi Heavy Industries, Ltd. and Mitsubishi Power Systems, Inc. (collectively, Mitsubishi).* In that matter, S&W seeks liquidated damages from Mitsubishi in the amount of approximately $38 million. Mitsubishi denies liability for any liquidated damages and has asserted a counterclaim in which it requests that twelve months that were in effect as of August 31, 2007 require us to make the following estimated future payments:

For the year ending August 31 (in thousands):	
2008	$ 77,941
2009	71,142
2010	61,879
2011	47,035
2012	26,999
Thereafter	61,784
Total future minimum lease payments	$346,780

Future minimum lease payments as of August 31, 2007 have not been reduced by minimum non-cancelable sublease rentals aggregating approximately $4.6 million.

In 2002, we entered into a 10-year non-cancelable operating lease for our Corporate Headquarters building in Baton Rouge, Louisiana. In connection with this lease, we purchased an option for $12.2 million for the right to acquire additional office space and undeveloped land for approximately $150 million. The option expires the earlier of January 2012, or upon renewal of the existing Corporate Headquarters lease. The cost of the option is included in other assets. The book value of the option is assessed for impairment annually based on appraisals of the additional office space and undeveloped land subject to the option. If we renew the lease rather than exercise the option, the option value will be expensed over the term of the new Corporate Headquarters building lease.

We also enter into lease agreements for equipment needed to fulfill the requirements of specific jobs. Any payments owed or committed under these lease arrangements as of August 31, 2007 are not included as part of total minimum lease payments shown above.

The total rental expense for the fiscal years ended August 31, 2007, 2006, and 2005 was approximately $166.6 million, $153.8 million and $122.3 million, respectively. Deferred rent payable (current and long-term) aggregated $20.6 million and $11.6 million as of August 31, 2007 and 2006, respectively.

Note 13 — Contingencies and Commitments

Tax Matters

In connection with the regular examination of our tax returns by the Internal Revenue Service (IRS) for the fiscal years ending August 31, 2002 and August 31, 2003, the IRS formally assessed in April 2007 certain adjustments to the amounts reflected by us on those returns. The items primarily relate to the sourcing of income relating to foreign procurement of one of our overseas entities, and the extraterritorial income exclusion. We do not agree with those adjustments and have filed a timely appeal in June 2007. The outcome of the IRS appeal is uncertain at this time; however, should the IRS prevail in its position, our federal income tax due would increase by $37.2 million, plus interest. The ultimate amount of cash taxes paid would be reduced by the utilization of net operating loss carryforwards (NOLs) available. We currently have $97.8 million of federal NOLs as of August 31, 2007. Additionally, we have accrued additional expense related to foreign tax matters pertaining to basis adjustments, until such matters are filed and settled.

Although the final resolution of the adjustments is uncertain, based on currently available information, management believes that the ultimate outcome will not have a material adverse effect on our financial position, cash flows, or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavorably, or in the period in which an unfavorable outcome becomes probable and reasonably estimable.

Military Housing Privatization Entities

See Note 6 — Equity Method Investments and Variable Interest Entities for a discussion of commitments and contingencies related to Privatization entities.

Liabilities Related to Contracts

Our contracts often contain provisions relating to the following matters:

- warranty, requiring achievement of acceptance and performance testing levels;
- liquidated damages, if the project does not meet predetermined completion dates; and
- penalties or liquidated damages for failure to meet other cost or project performance measures.

We often attempt to limit our exposure under these penalty provisions or liquidated damage provisions to the contractual fee related to the work and attempt to pass certain cost exposure for craft labor and/or commodity-pricing risk to clients; however, on many contracts we are exposed to more than the fee or profit earned under the terms of the contract. We also have claims from customers as well as vendors, subcontractors and others which are subject to negotiation or the contractual dispute resolution processes defined in the contracts (see Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives of our consolidated financial statements for further discussion).

Other Guarantees

Our lenders issue letters of credit on our behalf to customers or sureties in connection with our contract performance and in limited circumstances on certain other obligations of third parties. We are required to reimburse the issuers of these letters of credit for any payments which they make pursuant to these letters of credit. At August 31, 2007 and August 31, 2006, the amount of both outstanding financial and performance letters of credit (including foreign and domestic) were $752.3 million and $323.2 million, respectively. Of the amount of outstanding letters of credit at August 31, 2007, $526.3 million are performance letters of credit issued to our customers. Of the $526.3 million, five customers held $312.5 million or 59% of the outstanding letters of credit. The largest letter of credit issued to a single customer on a single project is $84.5 million.

In the ordinary course of business, we enter into various agreements providing financial or performance assurances to customers on behalf of certain unconsolidated partnerships, joint ventures or other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities and are generally a guaranty of our own performance. These assurances have various expiration dates ranging from mechanical completion of the facilities being constructed to a period extending beyond contract completion in circumstances. The maximum potential payment amount of an outstanding performance guarantee is the remaining cost of work to be performed by or on behalf of third parties under engineering and construction contracts. Amounts that may be required to be paid in excess of estimated cost to complete contracts in progress are not estimable. For cost reimbursable contracts, amounts that may become payable pursuant to guarantee provisions are normally recoverable from the client for work performed under the contract. For fixed price contracts, this amount is the cost to complete the contracted work less amounts remaining to be billed to the client under the contract. Remaining billable amounts could be greater or less than the cost to complete. In those cases where cost exceeds the remaining amounts payable under the contract we may have recourse to third parties such as owners, co-venturers, subcontractors or vendors.

SEC Inquiry

On June 1, 2004, we were notified by the Staff of the SEC that the Staff is conducting an informal inquiry relating to our financial statements. The SEC has not advised us as to either the reason for the inquiry or its precise scope. However, the initial requests for information we received appear to primarily relate to the purchase method of accounting for various acquisitions. We have fully cooperated with the SEC during the course of this inquiry, including providing documents and responding to requests for voluntary production, as well as conducting a detailed review of our accounting for acquisitions, and we will continue to do so. Subsequent to an internal review which led to the restatement of our financial statements for the second quarter of fiscal year 2006, as reflected in a Current Report on Form 8-K filed on July 10, 2006, the SEC also requested information related to the restatement. This included information regarding the clerical error in the computation of the amount of revenue recognized on a construction contract and the misapplication of GAAP in our accounting for a minority interest in a joint venture. We provided the information requested.

The SEC's review may have additional consequences independent of the inquiry, including further restatement of our financial results for past periods. In addition, if the SEC takes further action, it may escalate the informal inquiry into a formal investigation, which may result in an enforcement action or other legal proceedings against us and potentially members of our management. Responding to such actions or proceedings has been and could continue to be costly and could divert the efforts and attention of our management team. If any such action or proceeding is resolved unfavorably to us or any of them, we or they could be subject to injunctions, fines, increased review and scrutiny by regulatory authorities and other penalties or sanctions, including criminal sanctions, that could materially and adversely affect our business operations, financial performance, liquidity and future prospects and materially adversely affect the trading market and price of our stock. Any unfavorable actions could also result in private civil actions, loss of key personnel or other adverse consequences.

Securities Litigation

We and certain of our current and former officers have been named as defendants in purported shareholder class action lawsuits alleging violations of federal securities laws. The first filed lawsuit is styled *Thompson v. The Shaw Group Inc., et al.* and was filed on June 16, 2004 in the U.S. District Court for the Eastern District of Louisiana, Case No. 04-1685. The complaint filed in the *Thompson* action alleges claims under Sections 10(b) and Rule 10b-5 promulgated thereunder and 20(a) of the Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of a class of purchasers of our common stock during the period from October 19, 2000 to June 10, 2004. The complaint alleges, among other things, that: (1) certain of our press releases and SEC filings contained material misstatements and omissions; (2) the manner in which we accounted for certain acquisitions was improper; and (3) we improperly recorded revenues on certain projects, and as a result, our financial statements were materially misstated at all relevant times. The complaint does not specify the amount of damages sought. After the filing of the *Thompson* lawsuit, nine additional purported shareholder class action lawsuits were filed and other actions may also be commenced. Each of the additional lawsuits includes the same defendants, and essentially alleges the same statutory violations based on the same or similar alleged misstatements and omissions. All of these actions have been consolidated under the *Thompson* caption in the Eastern District of Louisiana and the Court has appointed a lead plaintiff to represent the members of the purported class. The consolidated actions have not been certified as a class action by the Court. We filed a motion to dismiss the consolidated action, which was denied. We then moved to certify the matter for immediate appeal, which the Court granted, and the U.S. Court of Appeals for the Fifth Circuit (Fifth Circuit) granted leave to appeal. Our company's and individual defendants' appeal is fully briefed and was argued on October 2, 2007. The Fifth Circuit has taken the appeal under advisement and has not yet rendered a decision.

Two shareholder derivative actions, styled as *Nelson v. Bernhard, Jr., et al.* and *Reusche v. Barfield, Jr., et al.*, were filed on July 14, 2004 and August 6, 2004, respectively, in the U.S. District Court for the Eastern District of Louisiana, based on essentially the same allegations as the purported class actions. The derivative actions, which the plaintiffs purport to be bringing on behalf of our company, name certain of our directors and current and former officers as defendants, and name our company as a nominal defendant. The derivative suits collectively make claims of breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment based on allegations that the named defendants committed, condoned or failed to identify and disclose the misconduct alleged in the purported class action lawsuits, and that certain defendants sold our stock while in possession of knowledge of the alleged misconduct. The complaints do not specify the amount of damages sought. These derivative lawsuits have been stayed indefinitely by a court order as of December 14, 2004. The plaintiff in the *Reusche* derivative action moved to lift the stay and for permission to file a second amended verified shareholder derivative complaint, which motion was argued on August 8, 2007. In accordance with an agreement between the parties, the Court temporarily lifted the stay solely for the purpose of allowing the plaintiff to file a second amended verified shareholder derivative complaint, which alleges the same claims as were alleged in the prior complaint. The Court otherwise continued the stay.

We, and certain of our current and former officers, have been named in another purported shareholder class action lawsuit alleging violations of federal securities laws. This suit is styled as *City of Brockton Retirement System v. The Shaw Group Inc., et al.*, and was filed on October 10, 2006, in the U.S. District Court for the Southern District of New York, Case No. 06-CV-8245. The complaint alleges claims under Sections 10(b) and Rule 10b-5 promulgated thereunder, and 20(a) of the Exchange Act on behalf of purchasers of our common stock during the period from January 6, 2006 to July 9, 2006. The complaint alleges, among other things, that: (1) we falsely represented that internal controls were adequate and effective in the second quarter of fiscal year 2006; and (2) in the second quarter of 2006, we materially overstated revenues and understated losses. The complaint does not specify the amount of damages sought. To date, the action has not been certified as a class action by the Court. On September 25, 2007, the Judge signed an order appointing as lead plaintiffs The City of Brockton Retirement System and The Norfolk County Retirement System, and appointing as lead counsel for plaintiffs the firm of Labaton Sucharow & Rudoff LLP. Pursuant to the parties' stipulation on December 3, 2007, the plaintiffs served an amended complaint, which alleges the same claims for relief as the initial complaint. The defendants have until February 1, 2008 to respond to the amended complaint.

Both the purported shareholder class action lawsuits and the derivative lawsuits are in the early stages of litigation. We believe our financial statements were prepared in accordance with GAAP based on the information we had at the time and that none of our public press releases or public filings contained material misrepresentations or omissions based on the information we had at the time. Accordingly, we intend to defend our company and our present and former directors and officers vigorously against each of these actions. Although it is not possible at this early stage to predict the likely outcome of these actions, an adverse result in any of these lawsuits could have a material adverse effect on our operations.

Other Litigation

During fiscal year 2005, the U.S. District Court for the District of Delaware rendered a judgment against us and in favor of Saudi American Bank in the amount of $6.7 million. Saudi American Bank claimed that as part of our acquisition of Stone & Webster in July 2000, we had assumed the estate company's liability under a loan agreement and guarantee. We have filed a notice of appeal, and are seeking to have the judgment overturned. Saudi American Bank has sought interest and attorneys' fees, bringing its total claim to $11.4 million plus legal interest while the appeal is pending. We may also incur additional attorneys' fees for the appeal, although we expect to prevail on appeal. In the event we are unsuccessful, there could be a material adverse effect on our financial statements for the period in which any judgment becomes final. We have not recorded any liability for this contingency.

We currently have pending before the American Arbitration Association the case of *Stone & Webster, Inc. (S&W) v. Mitsubishi Heavy Industries, Ltd. and Mitsubishi Power Systems, Inc. (collectively, Mitsubishi).* In that matter, S&W seeks liquidated damages from Mitsubishi in the amount of approximately $38 million. Mitsubishi denies liability for any liquidated damages and has asserted a counterclaim in which it requests that

S&W be ordered as follows: (1) pay Mitsubishi approximately $13 million for equipment, parts and services and (2) return in full the approximately $16 million S&W obtained in draw-downs on letters of credit posted by Mitsubishi. The arbitration panel hearing the case recently rendered a contingent award that is primarily favorable to S&W. We expect Mitsubishi to appeal the decision or otherwise seek to overturn it. We have made appropriate provisions in our financial statements based on management's judgment about the probable outcome of this case. If Mitsubishi were to prevail in this matter, it could have a material adverse effect on our financial statements for the period in which any judgment becomes final.

See Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives for information related to our claims on major projects.

Environmental Liabilities

During fiscal year 2005, we identified environmental remediation that is required at one of our fabrication facilities. As of August 31, 2007, and 2006, the estimated liability was $0.6 million and $0.8 million, respectively.

LandBank, a subsidiary of our E&I segment, acquires and remediates environmentally impaired real estate. The real estate is recorded at cost, which typically reflects some degree of discount due to environmental issues related to the real estate. As remediation efforts are expended, the book value of the real estate is increased to reflect improvements made to the asset. We had $27.7 million of such real estate assets recorded in other assets on the accompanying balance sheets at August 31, 2007 as compared to $32.9 million at August 31, 2006. Additionally, LandBank records a liability for estimated remediation costs for real estate that is sold, but for which the environmental obligation is retained. We also record an environmental liability for properties held by LandBank if funds are received from transactions separate from the original purchase to pay for environmental remediation costs. During the fourth quarter of fiscal 2005, we sold certain real estate assets associated with these LandBank assets for approximately $15.9 million and recognized a $2.2 million gain on the sale. The gain on the transaction is included in other income (expense) in the accompanying consolidated statements of operations for fiscal 2005. As of August 31, 2007, our E&I segment had $6.7 million of environmental liabilities recorded in other liabilities in the accompanying balance sheets compared to $8.8 million at August 31, 2006.

Employment Contracts

We have entered into employment agreements with each of our senior corporate executives and each of our segment presidents as well as other key employees. In the event of termination, these individuals may be entitled to receive their base salaries, bonuses and certain other benefits for the remaining term of their agreement and all options and similar awards may become fully vested. Additionally, for certain executives, in the event of death, their estates are entitled to certain payments and benefits.

We entered into a new Employment Agreement (the New Employment Agreement) with our Chief Executive Officer and Chairman of the Board of Directors (CEO) effective January 23, 2007, to incorporate the agreement by the CEO to reduce the term of the prior agreement from ten (10) to three (3) years and to reduce the non-compete period from ten (10) to two (2) years. The New Employment Agreement amends and supersedes the former Employment Agreement between Shaw and our CEO dated April 10, 2001. In the event that our CEO resigns for Good Reason, or is discharged by us for reasons other than his Misconduct or Disability (as defined in the agreement), we will be obligated to pay our CEO, in a lump sum, his base salary in effect immediately prior to termination plus the highest bonus paid by us during the three years prior to termination multiplied by the number of years remaining in the term of the agreement, which, unless prior notice had been properly given, will be three years. Based on the CEO's present salary ($1.6 million) and his highest bonus in the preceding three years ($1.2 million), in the event of a separation as described above, the CEO will be entitled to receive a lump sum payment from us of approximately $8.4 million.

Under a new, separate Nondisclosure and Noncompetition Agreement of the New Employment Agreement, our CEO has agreed not to compete with us for a two-year period following termination of employment, and in consideration for this agreement, we have agreed upon his termination to pay the CEO a lump sum amount of $15.0 million plus interest earned while the funds are held in a trust fund. During each of fiscal years 2001, 2002 and 2003, we set aside $5.0 million to fund the potential non-compete payment, and the cost of the non-compete has been previously expensed. As of August 31, 2007 and August 31, 2006, the amount due to the CEO in association with this non-compete agreement, including interest earned, was $17.4 and $16.5 million, respectively, and is included in prepaid expenses and other current assets.

For 10 years from the date of the CEO's termination, other than for Misconduct, the CEO is entitled to use our aircraft for up to 150 hours annually for his private use, provided that the value of the aircraft use does not exceed an annual benefit of $0.3 million (calculated as the incremental cost of operating the aircraft if used by the CEO.)

Note 14 — Business Segments

During 2007, we reviewed our reportable segments in accordance with FASB Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), and determined that, based on the current business environment in which we operate, the economic characteristics of our operating segments, and management's view of the business, a revision of our reportable segments was appropriate. Based on this determination, and our October 16, 2006 investment in Westinghouse, effective as of February 28, 2007, our new reportable segments are: Energy and Chemicals (E&C); Fossil and Nuclear; Maintenance; Environmental and Infrastructure (E&I); Pipe Fabrication and Manufacturing Group (F&M); and Investment in Westinghouse. The primary change from our previously reported segments is the addition of the Investment in Westinghouse segment and a split of our former E&C segment into two reportable segments: (1) Fossil and Nuclear segment; and (2) E&C segment. Since Westinghouse is a significant investment and is limited in its activities, the Chief Operating Decision Maker (CODM) reviews the performance of the investment in Westinghouse as a separate operating segment. In accordance with SFAS No. 131, we have restated prior period segment disclosures in these consolidated financial statements based on our new reportable segments.

The Fossil & Nuclear Segment provides a range of project-related services, including design, engineering, construction, procurement, technology and consulting services, primarily to the global fossil and nuclear power generation industries.

The E&I segment designs and executes remediation solutions including the identification of contaminants in soil, air and water. It also provides project and facilities management and other related services for non-environmental construction, watershed restoration, emergency response services, outsourcing of privatization markets, program management, operations and maintenance solutions to support and enhance domestic and global land, water and air transportation systems.

The E&C segment provides a range of project-related services, including design, engineering, construction, procurement, technology and consulting services, primarily to the oil and gas, refinery, petrochemical, and chemical industries.

The Maintenance segment performs routine and outage/turnaround maintenance, including restorative, repair, renovation, modification, predictive and preventative maintenance services to customers' facilities worldwide.

The F&M segment provides integrated piping systems and services for new construction, site expansion and retrofit projects for energy and chemical plants. We operate several pipe fabrication facilities in the U.S. and abroad. We also operate two manufacturing facilities that provide products for our pipe fabrication services operations, as well as to third parties. In addition, we operate several distribution centers in the U.S., which distribute our products to our customers. The Investment in Westinghouse segment includes our 20% equity interest in Westinghouse and the $1.1 billion in Westinghouse Bonds. Westinghouse serves the domestic and international nuclear electric power industry by supplying advanced nuclear plant designs and equipment, fuel and a wide range of other products and services to the owners and operators of nuclear power plants.

The following table presents information about segment profit and assets (in millions):

	Fossil & Nuclear	E&I	E&C	Maintenance	F&M	Investment In Westinghouse	Corporate and other	Total
Fiscal Year 2007								
Revenues from external customers	$1,635.6	$1,469.3	$1,063.9	$1,081.5	$472.8	$ —	$ 0.6	$5,723.7
Intersegment revenues	0.1	4.2	0.4	4.1	—	—	—	8.8
Interest income	3.0	1.2	4.5	1.9	0.9	—	2.3	13.8
Interest expense	1.5	0.9	0.5	—	0.3	30.6	9.6	43.4
Depreciation and amortization	3.6	11.6	5.7	3.5	5.9	—	11.0	41.3
Income (loss) before income taxes	42.3	18.3	35.2	9.3	91.2	(66.7)	(96.4)	33.2
Earnings (losses) from unconsolidated entities	—	(27.4)	1.4	—	—	2.2	0.1	(23.7)
Goodwill	148.6	194.2	111.9	42.0	17.3	—	—	514.0
Total assets	700.2	803.1	422.1	123.9	492.8	1,116.5	972.7	4,631.3
Investment in and advances to equity method investees	—	32.7	4.7	0.5	3.1	1,094.5	0.3	1,135.8
Purchases of property and equipment	6.9	23.2	2.4	2.8	21.5	—	8.4	65.2
Increases (decreases) in other assets, long-term, net	(0.3)	(5.3)	(6.0)	(0.1)	(0.1)	9.5	13.9	11.6

	Fossil & Nuclear	E&I	E&C	Maintenance	F&M	Investment in Westinghouse	Corporate and other	Total
Fiscal Year 2006 (Restated)								
Revenues from external customers	$849.0	$2,115.3	$587.6	$904.0	$319.7	$—	$ —	$4,775.6
Intersegment revenues	0.4	2.5	0.5	4.2	0.1	—	—	7.7
Interest income	2.1	1.1	2.5	—	0.1	—	0.1	5.9
Interest expense	0.8	0.2	0.3	—	0.8	—	17.1	19.2
Depreciation and amortization	3.2	9.6	3.8	3.0	5.1	—	10.6	35.3
Income (loss) before income taxes	(18.1)	124.7	7.0	18.1	48.2	—	(99.5)	80.4
Earnings (losses) from unconsolidated entities	—	2.7	1.1	—	(1.7)	—	—	2.1
Goodwill	150.7	186.9	111.5	42.0	15.5	—	—	506.6
Total assets	430.6	892.1	285.9	111.1	365.1	—	1,090.9	3,175.7
Investment in and advances to equity method investees	—	44.7	3.4	2.0	3.1	—	—	53.2
Purchases of property and equipment	16.2	15.6	2.0	2.8	6.2	—	6.3	49.1
Increases (decreases) in other assets, long-term, net	7.4	0.1	(8.3)	0.2	0.1	—	2.9	2.4

	Fossil & Nuclear	E&I	E&C	Maintenance	F&M	Investment in Westinghouse	Corporate and other	Total
Fiscal Year 2005 (Restated)								
Revenues from external customers	$810.7	$1,121.0	$372.1	$736.8	$227.1	$—	$ —	$3,267.7
Intersegment revenues	1.1	1.4	0.2	3.6	1.3	—	—	7.6
Interest income	2.2	0.2	2.5	—	0.3	—	0.4	5.6
Interest expense	1.3	0.4	1.9	—	0.5	—	25.0	29.1
Depreciation and amortization	2.9	9.0	3.3	1.8	4.7	—	9.7	31.4
Income (loss) before income taxes	56.4	54.9	14.6	17.4	21.8	—	(127.2)	37.9
Earnings (losses) from unconsolidated entities	—	4.0	0.1	—	(0.7)	—	0.4	3.8
Goodwill	150.7	186.9	111.4	42.4	15.1	—	—	506.5
Total assets	472.2	402.2	204.3	74.4	241.7	—	1,330.3	2,725.1
Investment in and advances to equity method investees	—	25.7	5.1	1.2	3.9	—	—	35.9
Purchases of property and equipment	4.2	16.4	0.8	0.4	4.3	—	4.1	30.2
Increases (decreases) in other assets, long-term, net	(9.1)	(5.3)	2.3	0.2	(1.5)	—	(7.7)	(21.1)

Segment net income (loss) before income taxes does not include any corporate management fees. Corporate management charges to segments were $145.7 million, $137.2 million and $72.8 million for the years ended August 31, 2007, 2006 and 2005, respectively. All expenses related to the award of options prior to the adoption of FAS 123R were accounted for as general and administrative expenses and allocated to the Corporate segment.

A reconciliation of total segment assets to total consolidated assets is as follows (in millions):

	At August 31,		
	2007	2006 (Restated)	2005 (Restated)
Total segment assets	$4,631.3	$3,175.7	$2,725.1
Elimination of intercompany receivables	(305.7)	(285.5)	(283.4)
Elimination of investments in subsidiaries	(397.1)	(320.5)	(304.5)
Income tax entries not allocated to segments	(53.6)	(32.3)	(41.8)
Total consolidated assets	$3,874.9	$2,537.4	$2,095.4

The following tables present geographic revenues and long-lived assets (in millions):

	For The Year Ended August 31,		
	2007	2006 (Restated)	2005 (Restated)
Revenues:			
United States	$4,525.1	$4,197.8	$2,847.1
Asia/Pacific Rim countries	224.3	161.4	234.4
Middle East	789.4	293.3	80.9
United Kingdom and other European countries	133.8	73.7	59.4
South America and Mexico	22.4	24.9	20.3
Canada	15.2	17.3	15.5
Other	13.5	7.2	10.1
	$5,723.7	$4,775.6	$3,267.7

	At August 31,		
	2007	2006 (Restated)	2005 (Restated)
Long-Lived Assets:			
United States	$1,149.3	$295.2	$257.9
United Kingdom	292.1	9.9	1.3
Other foreign countries	45.3	45.8	50.6
	$1,486.7	$350.9	$309.8

Revenues are attributed to geographic regions based on location of the project or the ultimate destination of the product sold. Long-lived assets include all long-term assets, except those specifically excluded under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," such as deferred income taxes and securities available for sale.

Major Customers

Our customers are principally major multi-national industrial corporations, independent and merchant energy producers, governmental agencies and equipment manufacturers. For the year ended August 31, 2007, we recorded revenues from one customer, Eastern Petrochemical Co., a joint venture between Saudi Basic Industries Corporation and SPDC Ltd. (a consortium led by the government of Japan and Mitsubishi), of our E&C and F&M segments of approximately $660.5 million, which represented 12% of our total revenues. Revenues related to U.S. government agencies or entities owned by the U.S. government were $1,129.3 million, $1,927.7 million and $1,014.6 million for the fiscal years ended August 31, 2007, 2006 and 2005, respectively, representing approximately 20%, 41% and 31% of our total revenues for fiscal years 2007, 2006 and 2005, respectively. These revenues were recorded primarily in our E&I segment.

Information about our revenues by segment for major customers is as follows (in thousands):

Segment	Number of Customers	Revenues	Percentage of Segment Revenues
Fossil & Nuclear	3	$822,963	50%
E&I	1	925,869	63
E&C	1	574,863	54
Maintenance	3	424,798	39

U.S. government agencies or entities are considered to be under common control and are treated as a single customer of our E&I segment in the table above. No single customer of our F&M segment represents greater than 10% of the F&M segment's revenues.

Export Revenues

For the fiscal years ended August 31, 2007, 2006 and 2005, our international revenues include approximately $315.8 million, $219.1 million and $236.6 million, respectively, of exports from our domestic facilities.

Note 15 — Supplemental Disclosure to Earnings (Loss) Per Common Share

	For the Year Ended August 31,		
	2007	2006	2005
Weighted average shares outstanding (in thousands):			
Basic	79,857	78,791	68,673
Diluted:			
Stock options	—	1,168	921
LYONs Convertible Debt	—	10	—
Restricted stock	—	320	198
	79,857	80,289	69,792

The following table includes weighted-average incremental shares excluded from the calculation of diluted income (loss) per share because they were anti-dilutive (in thousands):

	For the Year Ended August 31,		
	2007	2006	2005
Weighted-average incremental shares:			
Stock options	5,451	407	2,950
Restricted stock	1,101	—	66
LYONs convertible debt	—	—	10

Note 16 — Employee Benefit Plans

The employee benefit and others plans described below cover eligible employees.

Defined Contribution Plans

We sponsor voluntary defined contribution plans for substantially all U.S. employees who are not subject to collective bargaining agreements. Contributions by eligible employees are matched by Company contributions up to statutory levels. We also sponsor similar plans in certain foreign locations. Our expense for the plans for the fiscal years ended August 31, 2007, 2006 and 2005, was approximately $20.8 million, $16.3 million and $11.1 million, respectively. Our plans offer employees a number of investment options, including an investment in our common stock. Stock held in the plans is purchased on the open market. At August 31, 2007 and 2006, our plans owned 1,069,056 shares and 1,206,658 shares, respectively, of our common stock. The fair value of the common stock owned by the plans was $53.5 million as of August 31, 2007.

Defined Benefit Plans

Certain of our foreign subsidiaries sponsor both contributory and noncontributory defined benefit plans for their employees. These plans have been closed to new entrants but eligible employees will continue to accumulate retirement benefits under the plans. These accumulated benefits payable are based primarily on salary levels and years of service. Our funding policy is to contribute for current service costs plus minimum special payments when warranted by applicable regulations. For the years ended August 31, 2007, 2006, and 2005, we recognized expense of approximately $5.3 million, $6.3 million and $6.0 million, respectively, related to these plans.

As discussed in Note 1 — Description of Business and Summary of Significant Accounting Policies, we adopted the provisions of SFAS 158 for the year ended August 31, 2007, which requires us to recognize the funded status of our defined benefit plans directly in our consolidated balance sheets. SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of August 31, 2007 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis. The adoption of SFAS 158 did not impact our compliance with debt covenants or our cash position. Other comprehensive income will reflect gain or loss and prior service costs or credit amounts arising during the period and reclassification adjustments for amounts being recognized as components of net periodic benefit cost during the year, net of tax.

The following table summarizes the impact of the adoption of SFAS 158 on our consolidated balance sheets at August 31 2007 (in thousands):

	Before Adjustment	Adjustments	As Adjusted
Deferred income taxes (non-current)	$ 14,210	$ 7,945	$ 22,155
Total assets	3,866,907	7,945	3,874,852
Other liabilities	43,369	19,591	62,960
Accumulated other comprehensive income (loss)	(25,020)	(11,646)	(36,666)
Total stockholders' equity	1,248,167	(11,646)	1,236,521
Total liabilities and stockholders' equity	3,866,907	7,945	3,874,852

Our plans comply with the measurement date requirements of SFAS 158 because the year end dates of our plans coincide with our August 31 fiscal year end.

Funded Status

Below is a reconciliation of projected benefit obligations, plan assets and the funded status of our defined benefit plans (in thousands):

	For the Year Ended August 31,		
	2007	2006	2005
Change in Projected Benefit Obligation:			
Projected benefit obligation at the start of the year	$157,213	$144,240	$116,712
Service cost	2,686	2,884	2,664
Interest cost	6,358	7,011	6,738
Prior service cost	—	—	767
Participants' contributions	943	863	910
Actuarial loss (gain)	1,754	(1,210)	22,301
Benefits paid	(7,499)	(6,253)	(6,110)
Foreign currency exchange	9,045	9,679	258
Projected benefit obligation at the end of the year	$170,500	$157,214	$144,240
Change in Fair Value of Plan Assets:			
Fair value of the plan assets at the start of the year	$116,311	$101,335	$ 87,273
Actual return on plan assets	6,981	7,537	14,755
Company contributions	9,740	5,704	3,944
Participants' contributions	943	863	910
Benefits paid	(7,499)	(6,253)	(6,110)
Foreign currency exchange	6,655	7,125	563
Fair value of the plan assets at the end of the year	133,131	116,311	101,335
Funded Status at end of the year	$ (37,369)	$ (40,903)	$ (42,905)
Components of Net Periodic Benefit Cost and Other amounts recognized in Other Comprehensive Income			
Net Periodic Benefit Cost:			
Service cost	$ 2,976	$ 2,884	$ 2,664
Interest cost	8,231	7,011	6,738
Expected return on plan assets	(8,497)	(6,863)	(6,422)
Amortization of net loss	2,632	2,403	1,912
Other	—	872	1,065
Total net periodic benefit cost	$ 5,342	$ 6,307	$ 5,957

Assumptions

	For the Year Ended August 31,		
	2007	2006	2005
Weighted — Average Assumptions Used to Determine Benefit Obligations at August 31:			
Discount rate	5.50-5.75%	5.00-5.25%	4.75-5.00%
Rate of compensation increase	4.00-4.50%	4.00-4.75%	4.00-4.70%
Weighted — Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended August 31:			
Discount rate at end of the year	5.00-5.25%	4.75-5.10%	5.00-6.00%
Expected return on plan assets for the year	6.40-7.25%	6.30-8.00%	6.30-8.00%
Rate of compensation increase at end of the year	4.00-4.75%	4.00-4.70%	4.00-4.90%

The accumulated benefit obligations for the plans were $150.9 and $142.8 million at August 31, 2007 and 2006, respectively. The Company estimates that $2.5 million of experience loss and prior service costs will be amortized from accumulated other comprehensive income into net pension expense during fiscal year 2008.

We record annual amounts relating to our pension plans based on calculations that incorporate various actuarial and other assumptions including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. We review assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income beginning September 1, 2006 and amortized to net periodic cost over future periods using the corridor method. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on our experience and market conditions.

The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Plan Assets, Investment Policies and Strategies and Expected Long-Term Rate of Return on Plan Assets

Pension plan weighted-average asset allocations at August 31, 2007 and 2006, by asset category, are as follows:

	At August 31,	
Asset Category	2007	2006
Equity securities	61.6%	64.0%
Debt securities	35.4	31.4
Other	3.0	4.6
Total	100.0%	100.0%

The Company and plan trustees are responsible for ensuring that the investments of the plans are managed in a prudent and effective manner, and at a reasonable cost, so that there will be sufficient amounts to meet the benefits as they mature. To this end, the investment objective is to balance return and funding risks.

Each plan has a target asset allocation that varies investments among equity, debt and other investments. On a combined basis, target asset allocations range from 20%-80% for equity securities, 15%-75% for debt securities, and 0%-20% for other investments. Asset class targets may vary from the stated allocations depending upon prevailing market conditions. In estimating the expected return on plan assets, the Company considers past performance and future expectations for both the types and expected mix of investments held.

Contributions and Benefit Payments

The Company expects to contribute $7.9 million to the plans in fiscal year 2008. The following benefit payments are expected to be paid from plans (in thousands):

Fiscal Year	Pension Benefits
2008	$ 7,053
2009	7,280
2010	7,584
2011	7,837
2012	8,104
2013 — 2017	44,340

In addition to the pension plans disclosed above, we sponsor a defined benefit pension plan for certain employees of our Connex subsidiary. No new participants have been admitted to the plan in the last twelve years. The plan's benefit formulas generally base payments to retired employees upon their length of service. The plan's assets are invested in fixed income assets, equity based mutual funds, and money market funds. At August 31, 2007 and 2006, the fair market value of the plan assets was $1.5 million and $1.4 million, respectively, which exceeded the estimated accumulated projected benefit obligation each year.

Supplemental Deferred Compensation Plans

In January 2007, we deposited cash of $9.5 million for a limited number of key employees into irrevocable trusts (often referred to as Rabbi Trusts) under the terms of a newly adopted deferred compensation plan. The plan generally requires that the participant work a minimum period of time and the amounts vest at the end of the service period (cliff vesting). The participant directs the funds into investment options, and earnings and losses related to the investments are reflected in each participant's account. We recognize compensation expense over the vesting period, including changes in the fair value of the underlying investments. These assets of $10.8 million as of August 31, 2007 are included in non-current assets because they are not immediately available for withdrawal by the participants.

As more fully described in Note 13 — Contingencies and Commitments, we previously deposited $15 million for our Chief Executive Officer into a Rabbi Trust for purposes of a non-compete agreement. As of August 31, 2007 and August 31, 2006, other current assets include $17.4 million and $16.5 million, respectively related to this non-compete agreement. The amount of the initial deposit was previously expensed.

Compensation expense recognized in the years ended August 31, 2007 and 2006 were $3.2 million and $0.6 million, respectively, for these arrangements.

Note 17 — Related Party Transactions

In January 2003, our subsidiary, Stone & Webster, Inc., was awarded a subcontract to perform engineering services for a company (the Related Company) for whom an executive officer and a significant owner is the brother to our CEO for total consideration of approximately $2 million. In connection with the services agreement, we entered into a guaranty agreement with the Related Company under which we agreed, under certain circumstances, to guarantee the payment of certain sums which may be owed by the Related Company to its client under a performance-based services and equipment contract. That guaranty, by its terms, may be assigned by the Related Company to its client. We also entered into an indemnification and fee agreement between us and the Related Company pursuant to which, among other things, the Related Company must pay us an annual fee in consideration for our entering into the guaranty agreement. The amount of the annual fee varies but totals approximately $0.8 million over the 20-year term. Although we believe the probability we will have to make any payments under the guaranty agreement is remote, we have recorded the guarantee at its fair value of approximately $0.3 million. We have the right, but not the obligation, to take over all of the Related Company's rights and obligations under its contract with the customer, if a demand by the customer under the contract with the Related Company ever occurs and remains unsatisfied. We expect that we will not be required to make any payments under the guaranty agreement, but the maximum potential amount of future payments (undiscounted) we could be required to make would be approximately $13 million over the 20-year term of the contract.

During fiscal year 2006, we subcontracted a portion of our work, primarily related to the disaster recovery efforts of the U.S. Gulf Coast region, with two companies owned by one of our Directors whom our Board had previously determined is considered non-independent. Payments made to these companies totaled approximately $2.7 million and $23.4 million during fiscal years 2007 and 2006, respectively, and there were no amounts due to these companies as of August 31, 2007. We believe this subcontracted work was performed under similar terms as would have been negotiated with an unrelated party. A company (the Related Company) for whom an executive officer and a significant owner is the brother to our Chief Executive Officer is a subcontractor to several of our subcontractors on various projects related to temporary housing efforts in Louisiana, where the Related Company has operated in its respective field of mechanical contracting since its founding in 1919. We were not involved in the agreements between our subcontractors and the Related Company, and we have not been provided any information about the terms of these contracts.

Note 18 — Foreign Currency Translation and Transactions

Our foreign subsidiaries maintain their accounting records in their local currency (primarily British pounds, Canadian dollars and the Euro). The currencies are converted to U.S. dollars at exchange rates as of the balance sheet date with the effect of the foreign currency translation reflected in "accumulated other comprehensive income (loss)," a component of shareholders' equity, in accordance with SFAS 52 and SFAS 130. Foreign currency transaction gains or losses are credited or charged to income as incurred. At August 31, 2007 and 2006, cumulative foreign currency translation adjustments related to these subsidiaries reflected as a reduction to shareholders' equity amounted to $6.4 million and $7.8 million, respectively; transaction gains and losses reflected in income were a loss of $5.3 million during fiscal year 2007, a loss of $0.9 million during fiscal year 2006 and a gain of $0.8 million during fiscal year 2005, respectively. Additionally, during fiscal year 2007, we incurred $33.2 million, net in foreign currency translation losses on the Westinghouse Bonds associated with our investment in Westinghouse.

Note 19 — Long-Term Construction Accounting for Revenue and Profit/Loss Recognition Including Claims, Unapproved Change Orders and Incentives

Claims include amounts in excess of the original contract price (as it may be adjusted for approved change orders) that we seek to collect from our customers for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs and are included in estimated revenues when recovery of the amounts is probable and the costs can be reasonably estimated. Backcharges and claims against vendors, subcontractors and others are included in our cost estimates as a reduction in total estimated costs when recovery of the amounts is probable and the costs can be reasonably estimated. As a result, the recording of claims increases gross profit or reduces gross loss on the related projects in the periods the claims are reported. Profit recognition on claims is deferred until the change order has been approved or the disputed amounts have been settled. Claims receivable are included in costs in excess and estimated earnings and billings on uncompleted contracts on the accompanying consolidated balance sheets.

Unapproved Change Orders and Claims

The table below summarizes information related to our significant unapproved change orders and claims from project owners that we have recorded as of August 31, 2007 and excludes all unrecorded amounts and individually small unapproved change orders and claims. The amounts included in determining the estimated contract gross profit or loss on contracts and the amounts accrued in revenues is as follows (in millions):

Amounts included in project estimates-at-completion at August 31, 2006	$ 79.1
Changes in estimates-at-completion	(26.6)
Approved by customer	(58.6)
Increase in unapproved change orders and claims	21.2
Amounts included in project estimates-at-completion at August 31, 2007	$ 15.1
Amounts accrued in revenues (or reductions to contract costs) at August 31, 2007	$ 11.3

The difference between the amounts included in project estimates-at-completion (EAC) used in determining contract profit or loss and the amounts recorded in revenues (or reductions to contract costs) on uncompleted contracts relates to forecasted costs which have not yet been incurred (i.e. remaining percentage-of-completion revenue recognition on the related project). Substantially all of the recorded amounts as of August 31, 2007 were recorded during fiscal year 2007.

If we collect amounts different than the amounts that we have recorded as claims receivable, that difference will be recognized as income or loss. Timing of claim collections is uncertain and depends on negotiated settlements, trial date scheduling and other dispute resolution processes pursuant to the contracts. As a result, we may not collect our claims receivable within the next twelve months.

Covert, Harquahala, Wolf Hollow and Marcus Hook Claims

During fiscal year 2006, we settled or received judgments related to the Covert and Harquahala major projects in excess of amounts previously recorded resulting in gains on these claims of approximately $9.4 million. With respect to the Wolf Hollow Project, on March 24, 2006 the Court heard argument on the proper scope of the ruling on "AES Corp's Motion for Summary Judgment Based upon Plaintiff's Waiver and Regarding Plaintiff's Allegations of Vicarious Liability." A decision by the trial court judge was rendered on April 11, 2006, dismissing all of our claims against AES. Subsequently, we entered into negotiations with AES and Parsons and settled all claims for a combined cash payment to us of approximately $8.3 million. As a result, we recorded a net reduction in gross profit of $48.2 million in 2006 to reflect our revised estimates of recoveries on all outstanding matters related to this project.

Performance Guarantees

Prior to February of 2006, our estimates of performance guarantees on sales of our technology paid-up license agreements were recorded as a substantial contractual liability until the related project became operational, performance tests were met, the guarantee provisions expired or other factors provided evidence that the maximum liability was unlikely to be incurred. After three to six years of experience, in addition to the previous experience of companies we acquired, we determined that our history and experience with these types of guarantees allows us to make more accurate estimates of the potential liability and, in certain circumstances, revise our recorded performance liability amount below the maximum performance liability. For the fiscal year ended August 31, 2006, we recorded gross profit of $5.1 million due to changes in estimates for performance guarantees below the maximum liability.

Project Incentives

Our contracts contain certain incentive and award fees that provide for increasing or decreasing our fee based on some measure of contract performance in relation to agreed upon performance targets. The recognition of revenues on contracts containing provisions for incentive and award fees follows SOP 81-1 and provides that all components of contract revenues, including incentive payments such as performance incentives and award fees should be considered in determining total estimated revenues.

Our revenue estimates-at-completion include an estimate of amounts which we expect to earn if we achieve a number of agreed upon criteria. As of August 31, 2007, our project estimates included $38.0 million related to estimated achievement of these criteria. On a percentage of completion basis, we have recorded $33.3 million of these estimated amounts in revenues for the related contracts and equal amount in costs and estimated earnings in excess of billings on uncompleted contracts in the accompanying balance sheet based on our progress as of August 31, 2007. If we do not achieve the criteria at the amounts we have estimated, our revenues and profit related to this project may be materially reduced. These incentive revenues are being recognized using the percentage-of-completion method of accounting.

On one project in our Maintenance segment, we reduced our estimate of incentive fees during 2007 resulting in a reduction of revenues of approximately $17 million.

Contract Losses

Accrued contract losses recorded on projects in progress are included in billings in excess of estimated earnings on uncompleted contracts and were $10.2 million and $8.6 million as of August 31, 2007 and 2006, respectively.

Note 20 — Assets Held for Sale, Discontinued Operations and Costs Associated with Exit and Disposal Activities

Assets Held For Sale

The carrying value of assets held for sale associated with a fabrication facility in the U.S. of $1.1 million as of August 31, 2006, included in other current assets, reflects the lower of our depreciated cost basis or estimated fair value after consideration of selling costs. These assets were sold during fiscal year 2007.

Discontinued Operations

During 2005, we sold Roche Limited, Consulting Group (Roche), part of our E&I segment, for approximately $10.6 million in cash proceeds and a long-term note receivable and recognized a $0.4 million gain on the sale. On August 31, 2004, we sold the assets of our Hangar engineering and pipe support businesses (Hangar), part of our F&M segment, for $1.3 million in cash proceeds and reclassified the results of these businesses from continuing operations to discontinued operations. In connection with the sale of Hangar, we incurred disposal costs consisting primarily of accrued contract costs associated with vacating leased facilities during fiscal year 2005. Revenues reclassified to discontinued operations for the year ended August 31, 2005 totaled $58.5 million for Roche and $2.7 million for Hangar. Losses from these discontinued operations were $1.0 million for Roche and $0.8 million for Hangar during fiscal year 2005.

Exit and Disposal Activities

We also sold the assets and liabilities for certain components of our business during fiscal year 2005. During 2005, we sold certain assets of Shaw Power Technologies, Inc. (PTI) for $14 million in cash proceeds and recognized a $2.0 million gain on the sale. Also during 2005, we sold the assets of Shaw Aiton Australia

For the Fiscal Quarter Ended November 30, 2006 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Income (loss) from discontinued operations	(0.02)	—	(0.02)	0.02	—
Net Income (loss)	$ (0.18)	$ 0.03	$ (0.15)	$ —	$ (0.15)
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ (0.16)	$ 0.03	$ (0.13)	$ (0.02)	$ (0.15)
Income (loss) from discontinued operations	(0.02)	—	(0.02)	0.02	—
Net Income (loss)	$ (0.18)	$ 0.03	$ (0.15)	$ —	$ (0.15)

As of November 30, 2006 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets	$1,538,142	$ 7,877	$1,546,019	$(2,896)	$1,543,123
Total assets	$3,495,762	$13,988	$3,509,750	$ —	$3,509,750
Current liabilities	$1,075,835	$14,101	$1,089,936	$ —	$1,089,936
Total liabilities	$2,264,082	$15,106	$2,279,188	$ —	$2,279,188
Shareholders' equity	$1,231,680	$(1,118)	$1,230,562	$ —	$1,230,562

The adjustments for the three months ended November 30, 2006 include errors in the accounting for:

- Adjustments resulting in a net increase in pre-tax income related to deferred costs deemed unrecoverable not properly reserved ($2.2 million), changes in estimated contract profit on certain projects not recorded when identified ($2.6 million) and project close-out costs not recorded timely ($0.7 million); offset by improper recognition of liquidated damages on a project ($1.1 million), under accruals for holiday pay ($0.5 million), and under accruals for legal expenses ($0.5 million);
- Adjustments to increase minority interest expense related to changes in estimated contract profit on a project not recorded when identified ($0.7 million);
- Adjustment to record the income tax effect of restatements ($1.5 million) and correct an error related to the income tax benefit related to certain stock-based compensation ($0.6 million); and
- Other errors resulting in other adjustments that are less significant and affect various other accounts.

For the Fiscal Quarter Ended February 28, 2007 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$1,208,709	$ 384	$1,209,093	$ (903)	$1,208,190
Cost of revenues	1,177,781	146	1,177,927	1,686	1,179,613
Gross profit	$ 30,928	$ 238	$ 31,166	$(2,589)	$ 28,577
Operating income/(loss)	$ (41,498)	$1,255	$ (40,243)	$(2,636)	$ (42,879)
Interest expense	$ (13,113)	$ 36	$ (13,077)	$ —	$ (13,077)
Foreign currency translation/transaction gain/(loss)	$ 32,379	$ —	$ 32,379	$ —	$ 32,379
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	$ (20,864)	$1,547	$ (19,317)	$(2,636)	$ (21,953)
Provision (benefit) for income taxes	$ 10,124	$ 276	$ 10,400	$ (748)	$ 9,652
Income (loss) from continuing operations	$ (60,693)	$1,087	$ (59,606)	$(1,888)	$ (61,494)
Income (loss) from discontinued operations	(1,888)	—	(1,888)	1,888	—
Net income (loss)	$ (62,581)	$1,087	$ (61,494)	$ —	$ (61,494)
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ (0.76)	$ 0.01	$ (0.75)	$ (0.02)	$ (0.77)
Income (loss) from discontinued operations	(0.02)	—	(0.02)	0.02	—
Net Income (loss)	$ (0.78)	$ 0.01	$ (0.77)	$ —	$ (0.77)
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ (0.76)	$ 0.01	$ (0.75)	$ (0.02)	$ (0.77)
Income (loss) from discontinued operations	(0.02)	—	(0.02)	0.02	—
Net Income (loss)	$ (0.78)	$ 0.01	$ (0.77)	$ —	$ (0.77)

As of February 28, 2007 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets	$1,534,559	$ 6,909	$1,541,468	$—	$1,541,468
Total assets	$3,508,298	$ 7,967	$3,516,265	$—	$3,516,265
Current liabilities	$1,173,578	$ 8,261	$1,181,839	$—	$1,181,839
Total liabilities	$2,327,894	$ 9,296	$2,337,190	$—	$2,337,190
Shareholders' equity	$1,180,404	$(1,329)	$1,179,075	$—	$1,179,075

The adjustments for the three months ended February 28, 2007 include errors in the accounting for:

- Adjustments resulting in net increase in pre-tax income related to over accrued payroll and holiday pay ($1.3 million), project close-out costs not recorded timely ($0.7 million), an employment agreement improperly recorded ($0.6 million), interest income on retention receivable not recorded ($0.3 million); offset by changes in estimated contract profit on certain projects recorded in the period after being identified in the prior period ($2.6 million);
- Adjustments to decrease minority interest expense related to changes in estimated contract profit on a project recorded in the period after being identified in the prior period ($0.7 million);
- Adjustments to Shaw's share of unconsolidated entities' capitalization of interest expense on construction in progress not recorded ($0.8 million);
- Adjustment to record the income tax effect of restatements ($0.3 million); and
- Other errors resulting in other adjustments that are less significant and affect various other accounts.

THE SHAW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Fiscal Quarter Ended May 31, 2007 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$1,601,436	$ 1,305	$1,602,741	$ —	$1,602,741
Cost of revenues	1,465,940	2,392	1,468,332	120	1,468,452
Gross profit	$ 135,496	$(1,087)	$ 134,409	$(120)	$ 134,289
Operating income/(loss)	$ 67,041	$ (770)	$ 66,271	$(169)	$ 66,102
Interest expense	$ (11,622)	$ —	$ (11,622)	$ —	$ (11,622)
Foreign currency translation/transaction gain/(loss)	$ 15,156	$ —	$ 15,156	$ —	$ 15,156
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	$ 73,965	$ (398)	$ 73,567	$(169)	$ 73,398
Provision (benefit) for income taxes	$ 15,707	$ 84	$ 15,791	$ (48)	$ 15,743
Income (loss) from continuing operations	$ 54,739	$ (480)	$ 54,259	$(121)	$ 54,138
Income (loss) from discontinued operations	(121)	—	(121)	121	—
Net income (loss)	$ 54,618	$ (480)	$ 54,138	$ —	$ 54,138
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ 0.68	$ —	$ 0.68	$ —	$ 0.68
Income (loss) from discontinued operations	—	—	—	—	—
Net Income (loss)	$ 0.68	$ —	$ 0.68	$ —	$ 0.68
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ 0.67	$ (0.01)	$ 0.66	$ —	$ 0.66
Income (loss) from discontinued operations	—	—	—	—	—
Net Income (loss)	$ 0.67	$ (0.01)	$ 0.66	$ —	$ 0.66

As of May 31, 2007 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets	$1,625,204	$ 7,752	$1,632,956	$—	$1,632,956
Total assets	$3,610,526	$ 7,290	$3,617,816	$—	$3,617,816
Current liabilities	$1,245,150	$ 8,624	$1,253,774	$—	$1,253,774
Total liabilities	$2,368,042	$ 9,101	$2,377,143	$—	$2,377,143
Shareholders' equity	$1,242,484	$(1,811)	$1,240,673	$—	$1,240,673

The adjustments for the three months ended May 31, 2007 include errors in the accounting for:

- Adjustments resulting in a net reduction in pre-tax income related to contract close-out costs recorded in the period related to prior periods ($1.2 million), offset by interest income on retention receivable not recorded ($0.4 million), project incentives incorrectly recorded ($0.3 million) and settlement of a contract dispute not recorded when identified ($0.3 million); and
- Other errors resulting in other adjustments that are less significant and affect various other accounts.

For the Fiscal Quarter Ended November 30, 2005 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$1,135,461	$ 290	$1,135,751	$2,740	$1,138,491
Cost of revenues	1,027,443	1,265	1,028,708	2,948	1,031,656
Gross profit	$ 108,018	$ (975)	$ 107,043	$ (208)	$ 106,835
Operating income	$ 53,697	$(1,216)	$ 52,481	$ (342)	$ 52,139
Interest expense	$ (3,393)	$ (118)	$ (3,511)	$ —	$ (3,511)
Foreign currency translation/transaction gain/(loss)	$ 946	$ 95	$ 1,041	$ —	$ 1,041
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	$ 51,395	$ (374)	$ 51,021	$ (762)	$ 50,259
Provision (benefit) for income taxes	$ 17,904	$ (148)	$ 17,756	$ (276)	$ 17,480
Income (loss) from continuing operations	$ 33,152	$ 7	$ 33,159	$ (439)	$ 32,720
Income (loss) from discontinued operations	(439)	—	(439)	439	—
Net income (loss)	$ 32,713	$ 7	$ 32,720	$ —	$ 32,720
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ 0.42	$ —	$ 0.42	$(0.01)	$ 0.42
Income (loss) from discontinued operations	(0.01)	—	(0.01)	0.01	—
Net Income (loss)	$ 0.41	$ —	$ 0.42	$ —	$ 0.42
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ 0.42	$ —	$ 0.42	$(0.01)	$ 0.41
Income (loss) from discontinued operations	(0.01)	—	(0.01)	0.01	—
Net Income (loss)	$ 0.41	$ —	$ 0.41	$ —	$ 0.41

THE SHAW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of November 30, 2005 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets	$1,494,762	$12,068	$1,506,830	$(7,375)	$1,499,455
Total assets	$2,305,195	$12,056	$2,317,251	$ —	$2,317,251
Current liabilities	$ 951,591	$ 9,849	$ 961,440	$ —	$ 961,440
Total liabilities	$1,120,023	$12,571	$1,132,594	$ —	$1,132,594
Shareholders' equity	$1,185,172	$ (515)	$1,184,657	$ —	$1,184,657

For the Fiscal Quarter Ended February 28, 2006 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$1,238,832	$ (856)	$1,237,976	$4,093	$1,242,069
Cost of revenues	1,140,853	396	1,141,249	4,198	1,145,447
Gross profit	$ 97,979	$(1,252)	$ 96,727	$ (105)	$ 96,622
Operating income/(loss)	$ 42,496	$ (775)	$ 41,721	$ (207)	$ 41,514
Interest expense	$ (4,971)	$ (21)	$ (4,992)	$ —	$ (4,992)
Foreign currency translation/transaction gain/(loss)	$ (129)	$ —	$ (129)	$ —	$ (129)
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	$ 39,850	$ (795)	$ 39,055	$ (242)	$ 38,813
Provision (benefit) for income taxes	$ 13,485	$ (314)	$ 13,171	$ (49)	$ 13,122
Income (loss) from continuing operations	$ 21,894	$ (355)	$ 21,539	$ (56)	$ 21,483
Income (loss) from discontinued operations	(56)	—	(56)	56	—
Net income (loss)	$ 21,838	$ (355)	$ 21,483	$ —	$ 21,483
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ 0.28	$ —	$ 0.27	$ —	$ 0.27
Income (loss) from discontinued operations	—	—	—	—	—
Net Income (loss)	$ 0.28	$ —	$ 0.27	$ —	$ 0.27
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ 0.27	$ —	$ 0.27	$ —	$ 0.27
Income (loss) from discontinued operations	—	—	—	—	—
Net Income (loss)	$ 0.27	$ —	$ 0.27	$ —	$ 0.27

THE SHAW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of February 28, 2006 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets	$1,703,339	$ 9,702	$1,713,041	$(7,456)	$1,705,585
Total assets	$2,516,955	$10,431	$2,527,386	$ —	$2,527,386
Current liabilities	$1,029,667	$ 8,371	$1,038,038	$ —	$1,038,038
Total liabilities	$1,292,100	$11,308	$1,303,408	$ —	$1,303,408
Shareholders' equity	$1,224,855	$ (877)	$1,223,978	$ —	$1,223,978

For the Fiscal Quarter Ended May 31, 2006 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$1,226,784	$ (74)	$1,226,710	$ (377)	$1,226,333
Cost of revenues	1,192,869	889	1,193,758	599	1,194,357
Gross profit	$ 33,915	$ (963)	$ 32,952	$ (976)	$ 31,976
Operating income/(loss)	$ (18,333)	$(1,463)	$ (19,796)	$ (964)	$ (20,760)
Interest expense	$ (4,897)	$ 21	$ (4,876)	$ —	$ (4,876)
Foreign currency translation/transaction gain/(loss)	$ (1,735)	$ —	$ (1,735)	$ —	$ (1,735)
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	$ (23,582)	$(1,244)	$ (24,826)	$ (928)	$ (25,754)
Provision (benefit) for income taxes	$ (12,238)	$ (492)	$ (12,730)	$ (233)	$ (12,963)
Income (loss) from continuing operations	$ (16,014)	$ (650)	$ (16,664)	$ (659)	$ (17,323)
Income (loss) from discontinued operations	(659)	—	(659)	659	—
Net income (loss)	$ (16,673)	$ (650)	$ (17,323)	$ —	$ (17,323)
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ (0.20)	$ (0.01)	$ (0.21)	$(0.01)	$ (0.22)
Income (loss) from discontinued operations	(0.01)	—	(0.01)	0.01	—
Net Income (loss)	$ (0.21)	$ (0.01)	$ (0.22)	$ —	$ (0.22)
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ (0.20)	$ (0.01)	$ (0.21)	$(0.01)	$ (0.22)
Income (loss) from discontinued operations	(0.01)	—	(0.01)	0.01	—
Net Income (loss)	$ (0.21)	$ (0.01)	$ (0.22)	$ —	$ (0.22)

As of May 31, 2006 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets	$1,692,853	$13,847	$1,706,700	$(1,846)	$1,704,854
Total assets	$2,535,928	$14,140	$2,550,068	$ —	$2,550,068
Current liabilities	$1,013,149	$13,005	$1,026,154	$ —	$1,026,154
Total liabilities	$1,319,162	$15,665	$1,334,827	$ —	$1,334,827
Shareholders' equity	$1,216,766	$(1,525)	$1,215,241	$ —	$1,215,241

For the Fiscal Quarter Ended August 31, 2006 (Unaudited)	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$1,174,538	$(6,115)	$1,168,423	$ 333	$1,168,756
Cost of revenues	1,084,978	(4,329)	1,080,649	2,520	1,083,169
Gross profit	$ 89,560	$(1,786)	$ 87,774	$(2,187)	$ 85,587
Operating income/(loss)	$ 25,368	$ (561)	$ 24,807	$(2,255)	$ 22,552
Interest expense	$ (5,798)	$ —	$ (5,798)	$ —	$ (5,798)
Foreign currency translation/transaction gain/(loss)	$ (43)	$ 1	$ (42)	$ —	$ (42)
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and loss from discontinued operations	$ 20,042	$ (696)	$ 19,346	$(2,255)	$ 17,091
Provision (benefit) for income taxes	$ 1,389	$ (905)	$ 484	$ (523)	$ (39)
Income (loss) from continuing operations	$ 13,966	$ 374	$ 14,340	$ (994)	$ 13,346
Income (loss) from discontinued operations	(994)	—	(994)	994	—
Net income (loss)	$ 12,972	$ 374	$ 13,346	$ —	$ 13,346
Basic earnings (loss) per share:					
Income (loss) from continuing operations	$ 0.18	$ —	$ 0.18	$ (0.01)	$ 0.17
Income (loss) from discontinued operations	(0.01)	—	(0.01)	0.01	—
Net Income (loss)	$ 0.17	$ —	$ 0.17	$ —	$ 0.17
Diluted net income (loss) per share:					
Income (loss) from continuing operations	$ 0.17	$ 0.01	$ 0.18	$ (0.01)	$ 0.17
Income (loss) from discontinued operations	(0.01)	—	(0.01)	0.01	—
Net Income (loss)	$ 0.16	$ 0.01	$ 0.17	$ —	$ 0.17

As of August 31, 2006	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets	$1,678,660	$ 4,691	$1,683,351	$(3,487)	$1,679,864
Total assets	$2,529,134	$ 8,220	$2,537,354	$ —	$2,537,354
Current liabilities	$1,040,659	$11,081	$1,051,740	$ —	$1,051,740
Total liabilities	$1,285,927	$13,097	$1,299,024	$ —	$1,299,024
Shareholders' equity	$1,243,207	$(4,877)	$1,238,330	$ —	$1,238,330

Note 22 — New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS 159 is effective for our fiscal year beginning September 1, 2008. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. We are currently evaluating the impact of SFAS 159 on our consolidated financial statements.

In November 2006, the FASB ratified the consensuses of Emerging Issues Task Force (EITF) Issue No. 06-6, "Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments" (EITF 06-6). This consensus supersedes EITF Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues and applies to modifications or exchanges of debt instruments that occur during interim or annual reporting periods for our fiscal year beginning September 1, 2008. We are currently evaluating the impact of EITF 06-6 on our consolidated financial statements. We do not anticipate that the adoption of this pronouncement will have a material effect on our consolidated financial statements.

In September 2006, the FASB ratified the consensuses of Emerging Issues Task Force (EITF) Issue No. 06-1, "Accounting for Consideration Given by a Service Provider to a Manufacturer or Reseller of Equipment Necessary for an End-Customer to Receive Service from the Service Provider" (EITF 06-1). EITF 06-1 indicates that if consideration is given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be contractually linked to the benefit received by the service provider's customer, a service provider should use the guidance in EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". This consensus is effective for our fiscal year beginning September 1, 2008. We are currently evaluating the impact of EITF 06-1 on our consolidated financial statements. We do not anticipate that the adoption of this pronouncement will have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the previously deferred portion of the funded status of defined benefit pension and other postretirement benefit plans. SFAS 158 requires prospective application, recognition and disclosure requirements are effective for our fiscal year ending August 31, 2007, which did not have a material effect on our consolidated financial statements. The impact of adopting SFAS 158 resulted in an increase in deferred income taxes of $8 million, an increase in other liabilities of $19.6 million and a reduction to stockholders' equity of $11.6 million.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", effective for our fiscal year beginning September 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but simplifies and codifies related guidance within GAAP. This Statement applies under other accounting pronouncements that require or permit fair value measurements. We are currently evaluating the impact of SFAS 157 on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance is applicable for our fiscal year ending August 31, 2007. The adoption of this pronouncement did not have a material effect on our consolidated financial position, results of operations or cash flows since prior year misstatements were corrected in accordance FASB No. 154, "Accounting Changes and Error Corrections — A replacement of APB Opinion No 20 and FASB Statement No. 3." See Note 23 — Prior Year Restatement of Consolidated Financial Statements.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we will adopt the new requirements in our first quarter of fiscal year 2008. The cumulative effect of adopting FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We estimate the impact of adopting FIN 48 will be a reduction to fiscal year 2008 beginning retained earnings in the range of $5 million to $10 million.

In June 2006, the FASB ratified the consensuses of Emerging Issues Task Force (EITF) Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" (EITF 06-3). EITF 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the Issue is an accounting policy decision. Our accounting policy is to present the taxes within the scope of EITF 06-3 on a net basis. The adoption of EITF 06-3 in fiscal year 2007 did not result in a change to our accounting policy and, accordingly, did not have a material effect on our consolidated financial statements.

In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6 (FSP FIN 46(R)-6), which addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46(R)). The variability that is considered in applying FIN 46(R) affects the determination of: (1) whether the entity is a variable interest entity; (2) which interests are variable interests in the entity; and (3) which party, if any, is the primary beneficiary of the variable interest entity. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. FSP FIN 46(R)-6 provides additional guidance to consider for determining variability. FSP FIN 46(R)-6 was effective beginning the first day of the first reporting period beginning after June 15, 2006. The adoption of FSP FIN(R)-6 did not have an impact on our consolidated financial statements. In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140" (SFAS No. 156). SFAS No. 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of

Liabilities," a replacement of FASB Statement No. 125, with respect to accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for fiscal years that begin after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. We do not have any servicing assets or servicing liabilities and, accordingly, the adoption of SFAS No. 156 will not have any effect on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140" (SFAS No. 155), which changes the financial reporting of certain hybrid financial instruments by eliminating exemptions to allow for a more uniform and simplified accounting treatment for these instruments. This Statement will be effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 16, 2006. SFAS No. 155 will be effective for our fiscal year 2008. Adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — A replacement of APB Opinion No 20. and FASB Statement No. 3" (SFAS 154). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for, and reporting of, a change in accounting principles. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Under previous guidance, changes in accounting principle were recognized as a cumulative effect in the net income of the period of the change. SFAS 154 requires retrospective application of changes in accounting principle, limited to the direct effects of the change, to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Additionally, this Statement requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle and that correction of errors in previously issued financial statements should be termed a "restatement." The provisions in SFAS 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005, which is effective with our first quarter of our fiscal year 2007. The restatement described in Note 23 — Prior Year Restatement of Consolidated Financial Statements was accounted for in accordance with this pronouncement.

Note 23 — Prior Year Restatement of Consolidated Financial Statements

Our financial statements for the fiscal years ended August 31, 2006 and 2005 reflect a restatement to correct accounting errors. The previously reported net earnings for fiscal years 2006 and 2005 are reduced by $0.6 million and $0.3 million, respectively; and our previously reported retained earnings as of August 31, 2004 is reduced by $2.4 million. The adjustments include errors in the accounting for the following items:

- Errors in the accounting for estimates of revenues and cost of revenues on contracts, including recognition of liquidated damages not recorded properly on a project, and improper recognition of allowances for uncollectible amounts resulting in changes to previously reported revenues and cost of revenues;
- Deferred costs deemed unrecoverable and not properly reserved resulting in changes to previously reported cost of revenues;
- Compensation related matters accounted for incorrectly, including vacation and benefit accruals, employment contracts, and stock-based compensation resulting in changes to costs of revenues, general and administrative expenses, other income and expense, and provision for income taxes;
- Lease related items, including rent escalation provisions not properly accounted for and incorrect amortization of leasehold improvements resulting in changes to costs of revenues and general and administrative expenses; and
- Other errors resulting in other adjustments that are less significant and affect various other accounts.

Retained earnings as of August 31, 2004 has been restated by $2.4 million to reflect the cumulative effect of accounting errors related to lease related items, including rent escalation provisions ($1.5 million); uncollectible receivables ($0.4 million); and other errors that are less significant ($0.5 million). These errors impact multiple previous reporting periods.

In addition, to conform to the current year's financial statement classification and presentation, we adjusted accounts receivable, inventory, other current assets, cost and estimated earnings in excess of billing on uncompleted contracts, and advance billings, billings in excess of costs and estimated earnings on uncompleted contracts to more appropriately reflect inventory and work in progress on uncompleted projects in our F&M and E&I segments.

Reclassification of Discontinued Operations

During fiscal 2006, a decision was made to actively engage in the marketing to sell Robotic Environmental Services, LLC (Robotics), and the related business was reclassified to discontinued operations. During fiscal year 2007, we entered into a lease transaction related to the primary operating assets of Robotics. This transaction resulted in us retaining a significant portion of the risks and rewards of the Robotics operations; therefore, the operations of the Robotics business have been reclassified back into continuing operations for all periods presented. Where applicable this reclassification is presented separately in the tables below.

The tables below provide the impact of the errors on each of our previously reported consolidated statements of operations for the fiscal years ended August 31, 2006 and 2005 (dollars in thousands):

For the Year Ended August 31, 2006	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$4,775,615	$(6,755)(a)	$4,768,860	$ 6,789	$4,775,649
Cost of revenues	4,446,143	(1,776)(b)	4,444,367	10,262	4,454,629
Gross profit	329,472	(4,979)	324,493	(3,473)	321,020
General and administrative expenses	226,244	(962)(c)	225,282	293	225,575
Operating income	103,228	(4,017)	99,211	(3,766)	95,445
Interest expense	(19,059)	(118)	(19,177)	—	(19,177)
Interest income	5,877	62	5,939	—	5,939
Loss on retirement of debt	—	—	—	—	—
Foreign currency transaction gains (losses), net	(961)	96	(865)	—	(865)
Other income (expense), net	(1,380)	865(d)	(515)	(418)	(933)
	(15,523)	905	(14,618)	(418)	(15,036)
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations	87,705	(3,112)	84,593	(4,184)	80,409
Provision (benefit) for income taxes	20,540	(1,859)(e)	18,681	(1,081)	17,600
Income (loss) before minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations	67,165	(1,253)	65,912	(3,103)	62,809
Minority interest	(15,680)	—	(15,680)	955	(14,725)

For the Year Ended August 31, 2006	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Earnings (losses) from unconsolidated entities, net of taxes	1,513	629(f)	2,142	—	2,142
Income (loss) from continuing operations	52,998	(624)	52,374	(2,148)	50,226
Income (loss) from discontinued operations, net of taxes:					
Income (loss) from discontinued operations	(1,144)	—	(1,144)	1,144	—
Gain (impairment) of discontinued operations	(1,004)	—	(1,004)	1,004	—
Income (loss) from discontinued operations, net of taxes	(2,148)	—	(2,148)	2,148	—
Net income (loss)	$ 50,850	$ (624)	$ 50,226	$ —	$ 50,226
Net income (loss) per common share:					
Basic:					
Income (loss) from continuing operations	$ 0.68	$ (0.01)	$ 0.67	$ (0.03)	$ 0.64
Income (loss) from discontinued operations, net of taxes	(0.03)	—	(0.03)	0.03	—
Net income (loss)	$ 0.65	$ (0.01)	$ 0.64	$ —	$ 0.64
Diluted:					
Income (loss) from continuing operations	$ 0.66	$ —	$ 0.66	$ (0.03)	$ 0.63
Income (loss) from discontinued operations, net of taxes	(0.03)	—	(0.03)	0.03	—
Net income (loss)	$ 0.63	$ —	$ 0.63	$ —	$ 0.63

(a) Adjustments primarily related to the overstatement of cost resulting in overstatement of revenues under the percentage-of-completion method of accounting ($3.7 million); improper recognition of allowance for uncollectible amounts ($0.8 million); and project incentives not recorded correctly ($1.0 million).

(b) Adjustments primarily related to costs recorded in excess of actual costs incurred ($3.3 million), partially offset by adjustments to deferred costs deemed unrecoverable but not reserved ($1.3 million).

(c) Adjustments primarily related to under accrued vacation pay ($0.3 million), under accrual of lease expense ($0.1 million), incorrect amortization of leasehold improvements ($0.2 million), and under accrual of workers' compensation self-insurance reserves ($0.3 million).

(d) Adjustment for a cash receipt received in error and improperly recognized in miscellaneous income ($0.9 million).

(e) Adjustment to record the income tax effect of restatement entries ($1.2 million) and correct an error related to the income tax benefit related to certain stock-based compensation ($0.6 million).

(f) Adjustment primarily related to Shaw's share of unconsolidated entities' improper capitalization of interest expense on construction in progress ($0.5 million).

For the Year Ended August 31, 2005	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$3,262,328	$1,786(a)	$3,264,114	$3,588	$3,267,702
Cost of revenues	2,969,658	1,399(b)	2,971,057	3,842	2,974,899
Gross profit	292,670	387	293,057	(254)	292,803
General and administrative expenses	190,252	14	190,266	96	190,362
Operating income	102,418	373	102,791	(350)	102,441
Interest expense	(29,225)	118	(29,107)	—	(29,107)
Interest income	5,571	—	5,571	—	5,571
Loss on retirement of debt	(47,772)	—	(47,772)	—	(47,772)
Foreign currency transaction gains (losses), net	919	(96)	823	—	823
Other income (expense), net	6,870	(891)(c)	5,979	—	5,979
	(63,637)	(869)	(64,506)	—	(64,506)
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations	38,781	(496)	38,285	(350)	37,935
Provision (benefit) for income taxes	17,784	(210)	17,574	(138)	17,436
Income (loss) before minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations	20,997	(286)	20,711	(212)	20,499
Minority interest	(7,243)	(1)	(7,244)	64	(7,180)
Earnings (losses) from unconsolidated entities, net of taxes	3,809	(18)	3,791	—	3,791
Income (loss) from continuing operations	17,563	(305)	17,258	(148)	17,110
Income (loss) from discontinued operations, net of taxes:					
Income (loss) from discontinued operations	(1,943)	—	(1,943)	148	(1,795)
Gain (impairment) of discontinued operations	356	—	356	—	356
Income (loss) from discontinued operations, net of taxes	(1,587)	—	(1,587)	148	(1,439)
Net income (loss)	$ 15,976	$ (305)	$ 15,671	$ —	$ 15,671
Net income (loss) per common share:					
Basic:					
Income (loss) from continuing operations	$ 0.25	$ —	$ 0.25	$ —	$ 0.25
Income (loss) from discontinued operations, net of taxes	(0.02)	—	(0.02)	—	(0.02)
Net income (loss)	$ 0.23	$ —	$ 0.23	$ —	$ 0.23
Diluted:					
Income (loss) from continuing operations	$ 0.25	$ —	$ 0.25	$ —	$ 0.25
Income (loss) from discontinued operations, net of taxes	(0.02)	—	(0.02)	—	(0.02)
Net income (loss)	$ 0.23	$ —	$ 0.22(d)	$ —	$ 0.22(d)

(a) Adjustments primarily related to incorrect recognition of liquidated damages on a project ($1.2 million) and improper recognition of allowance for uncollectible amounts ($0.8 million).

(b) Adjustments primarily related to over accrual of payroll ($0.6 million) and deferred costs deemed unrecoverable recognized in the incorrect period ($0.9 million).

(c) Adjustment for a cash receipt received in error and improperly recognized in miscellaneous income ($0.9 million).

(d) Amount does not total due to rounding.

	August 31, 2005				
	As Reported Originally on 10-K Dated 10/31/06	Adjustments	As Previously Restated in Form 10-K/A	Adjustments	As Restated
Cash flows from operating activities:					
Net income (loss)	$ 15,976	$ —	$ 15,976	$ (305)	$ 15,671
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	31,183	—	31,183	205	31,388
Impairment of discontinued operations	—	—	—	—	—
Provision (benefit) for deferred income taxes	11,573	—	11,573	(3,389)	8,184
Stock-based compensation expense	4,321	—	4,321	—	4,321
Accretion of interest on discounted long-term debt	264	—	264	—	264
Amortization of deferred debt issue costs	3,448	—	3,448	—	3,448
Amortization of contract adjustments	(11,098)	—	(11,098)	—	(11,098)
Provision for uncollectible accounts receivable	2,655	—	2,655	125	2,780
(Earnings) losses from unconsolidated entities, net of taxes	(3,809)	—	(3,809)	19	(3,790)
Impairment of assets	—	—	—	—	—
Distributions from unconsolidated entities	—	—	—	—	—
Foreign currency transaction (gains) losses, net	(919)	—	(919)	—	(919)
Loss on retirement of debt	47,772	—	47,772	—	47,772
Write-off of claims receivable	—	—	—	—	—
Minority interest	3,915	—	3,915	3,264	7,179
Payments for financed insurance premiums	—	(10,582)	(10,582)	—	(10,582)
Return on capital to joint venture partner	—	—	—	—	—
Pension, net periodic costs	—	—	—	(5,957)	(5,957)
Other	(2,555)	—	(2,555)	—	(2,555)
Changes in assets and liabilities, net of effects of acquisitions and consolidation of variable interest entities:					
(Increase) decrease in receivables	30,067	—	30,067	244	30,311
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts, including claims	(20,523)	—	(20,523)	(10,280)	(30,803)
(Increase) decrease in inventories	(17,616)	—	(17,616)	—	(17,616)
(Increase) decrease in other current assets	11,697	—	11,697	850	12,547
(Increase) decrease in prepaid expenses	4,292	—	4,292	(38)	4,254
(Increase) decrease in other assets	(8,509)	—	(8,509)	(713)	(9,222)
Increase (decrease) in accounts payable	4,206	—	4,206	213	4,419
Increase (decrease) in accrued liabilities	3,842	—	3,842	1,235	5,077
Increase (decrease) in advanced billings and billings in excess of costs and estimated earnings on uncompleted contracts	(82,049)	—	(82,049)	7,445	(74,604)
Increase (decrease) in deferred revenue-prebilled	2,359	—	2,359	—	2,359
Increase (decrease) in other long-term liabilities	36,736	—	36,736	6,049	42,785

THE SHAW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Year Ended August 31, 2005	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Revenues	$3,262,328	$1,786(a)	$3,264,114	$3,588	$3,267,702
Cost of revenues	2,969,658	1,399(b)	2,971,057	3,842	2,974,899
Gross profit	292,670	387	293,057	(254)	292,803
General and administrative expenses	190,252	14	190,266	96	190,362
Operating income	102,418	373	102,791	(350)	102,441
Interest expense	(29,225)	118	(29,107)	—	(29,107)
Interest income	5,571	—	5,571	—	5,571
Loss on retirement of debt	(47,772)	—	(47,772)	—	(47,772)
Foreign currency transaction gains (losses), net	919	(96)	823	—	823
Other income (expense), net	6,870	(891)(c)	5,979	—	5,979
	(63,637)	(869)	(64,506)	—	(64,506)
Income (loss) before income taxes, minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations	38,781	(496)	38,285	(350)	37,935
Provision (benefit) for income taxes	17,784	(210)	17,574	(138)	17,436
Income (loss) before minority interest, earnings (losses) from unconsolidated entities and income (loss) from discontinued operations	20,997	(286)	20,711	(212)	20,499
Minority interest	(7,243)	(1)	(7,244)	64	(7,180)
Earnings (losses) from unconsolidated entities, net of taxes	3,809	(18)	3,791	—	3,791
Income (loss) from continuing operations	17,563	(305)	17,258	(148)	17,110
Income (loss) from discontinued operations, net of taxes:					
Income (loss) from discontinued operations	(1,943)	—	(1,943)	148	(1,795)
Gain (impairment) of discontinued operations	356	—	356	—	356
Income (loss) from discontinued operations, net of taxes	(1,587)	—	(1,587)	148	(1,439)
Net income (loss)	$ 15,976	$ (305)	$ 15,671	$ —	$ 15,671
Net income (loss) per common share:					
Basic:					
Income (loss) from continuing operations	$ 0.25	$ —	$ 0.25	$ —	$ 0.25
Income (loss) from discontinued operations, net of taxes	(0.02)	—	(0.02)	—	(0.02)
Net income (loss)	$ 0.23	$ —	$ 0.23	$ —	$ 0.23
Diluted:					
Income (loss) from continuing operations	$ 0.25	$ —	$ 0.25	$ —	$ 0.25
Income (loss) from discontinued operations, net of taxes	(0.02)	—	(0.02)	—	(0.02)
Net income (loss)	$ 0.23	$ —	$ 0.22(d)	$ —	$ 0.22(d)

(a) Adjustments primarily related to incorrect recognition of liquidated damages on a project ($1.2 million) and improper recognition of allowance for uncollectible amounts ($0.8 million).

(b) Adjustments primarily related to over accrual of payroll ($0.6 million) and deferred costs deemed unrecoverable recognized in the incorrect period ($0.9 million).

(c) Adjustment for a cash receipt received in error and improperly recognized in miscellaneous income ($0.9 million).

(d) Amount does not total due to rounding.

The tables below provide the impact of these errors on each of our previously reported consolidated statements of cash flows for the fiscal years ended August 31, 2006 and 2005 (dollars in thousands):

	August 31, 2006				
	As Reported Originally On 10-K Dated 10/31/06	Adjustments	As Previously Restated in Form 10-K/A	Adjustments	As Restated
Cash flows from operating activities:					
Net income (loss)	$ 50,850	$ —	$ 50,850	$ (624)	$ 50,226
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		—			
Depreciation and amortization	33,397	—	33,397	1,875	35,272
Impairment of discontinued operations	1,004	—	1,004	(1,004)	—
Provision (benefit) for deferred income taxes	3,610	—	3,610	(259)	3,351
Stock-based compensation expense	18,277	—	18,277	(259)	18,018
Accretion of interest on discounted long-term debt	40	—	40	—	40
Amortization of deferred debt issue costs	1,084	—	1,084	—	1,084
Amortization of contract adjustments	(3,575)	—	(3,575)	—	(3,575)
Provision for uncollectible accounts receivable	10,285	—	10,285	—	10,285
(Earnings) losses from unconsolidated entities, net of taxes	(1,513)	—	(1,513)	(629)	(2,142)
Impairment of assets	5,130	—	5,130	—	5,130
Distributions from unconsolidated entities	1,956	—	1,956	—	1,956
Foreign currency transaction (gains) losses, net	961	—	961	(96)	865
Loss on retirement of debt	—	—	—	—	—
Write-off of claims receivable	48,155	—	48,155	—	48,155
Minority interest	14,901	—	14,901	(177)	14,724
Payments for financed insurance premiums	—	(9,765)	(9,765)	—	(9,765)
Pension, net periodic costs	—	—	—	(6,307)	(6,307)
Return on capital to joint venture partner	—	(12,210)	(12,210)	—	(12,210)
Other	(779)	—	(779)	1	(778)
Changes in assets and liabilities, net of effects of acquisitions and consolidation of variable interest entities:					
(Increase) decrease in receivables	(318,063)	—	(318,063)	21,828	(296,235)
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts, including claims	(96,425)	—	(96,425)	(7,574)	(103,999)
(Increase) decrease in inventories	(4,036)	—	(4,036)	(13,099)	(17,135)
(Increase) decrease in other current assets	(40,172)	—	(40,172)	6,675	(33,497)
(Increase) decrease in prepaid expenses	(2,452)	—	(2,452)	(336)	(2,788)
(Increase) decrease in other assets	(18,913)	—	(18,913)	(5,718)	(24,631)
Increase (decrease) in accounts payable	129,064	—	129,064	(1,859)	127,205
Increase (decrease) in accrued liabilities	46,925	1,584	48,509	5,355	53,864
Increase (decrease) in advanced billings and billings in excess of costs and estimated earnings on uncompleted contracts	39,742	—	39,742	182	39,924
Increase (decrease) in deferred revenue-prebilled	5,293	—	5,293	(3,360)	1,933
Increase (decrease) in other long-term liabilities	174	—	174	6,307	6,481
Net cash provided by (used in) operating activities	(75,080)	(20,391)	(95,471)	922	(94,549)
Cash flows from investing activities:					
Proceeds from sale of businesses, net of cash surrendered	1,242	—	1,242	—	1,242
Purchases of businesses, net of cash received	(720)	—	(720)	—	(720)
Purchase of property and equipment	(48,887)	—	(48,887)	(231)	(49,118)
Investment in and advances to unconsolidated entities and joint ventures	(19,244)	—	(19,244)	—	(19,244)

	August 31, 2006				
	As Reported Originally On 10-K Dated 10/31/06	Adjustments	As Previously Restated in Form 10-K/A	Adjustments	As Restated
Distributions from unconsolidated entities	3,785	—	3,785	—	3,785
Acquisition costs	(2,188)	—	(2,188)	—	(2,188)
Deposits in escrowed cash for repurchase of LYONs	—	—	—	—	—
Withdrawal from escrowed cash for repurchase of LYONs	—	—	—	—	—
Cash received from restricted and escrowed cash	193,722	—	193,722	—	193,722
Cash deposited into restricted and escrowed cash	(65,230)	—	(65,230)	—	(65,230)
Proceeds from sale of property and equipment	4,791	—	4,791	—	4,791
Proceeds from sale of assets held for sale	—	—	—	—	—
Proceeds from the sale of investment in an unconsolidated entity	—	—	—	—	—
Maturities of marketable securities, held to maturity	—	—	—	—	—
Net cash provided by (used in) investing activities	67,271	—	67,271	(231)	67,040
Cash flows from financing activities:					
Purchase of treasury stock	—	(1,584)	(1,584)	—	(1,584)
Repayment of debt and capital leases	(4,878)	—	(4,878)	—	(4,878)
Payments for financed insurance premiums	(9,765)	9,765	—		
Return of capital to investment partner	(12,210)	12,210	—		
Proceeds from issuance of debt	5,305	—	5,305	—	5,305
Deferred credit costs	(2,072)	—	(2,072)	—	(2,072)
Issuance of common stock	18,664	—	18,664	11	18,675
Tax benefits from stock based compensation	2,433	—	2,433	1,153	3,586
Proceeds from revolving credit agreements	1,361,055	—	1,361,055	—	1,361,055
Repayments of revolving credit agreements	(1,257,226)	—	(1,257,226)	111	(1,257,115)
Net cash provided by (used in) financing activities	101,306	20,391	121,697	1,275	122,972
Cash from variable interest entities	2,290	—	2,290	—	2,290
Effects of foreign exchange rate changes on cash	2,271	—	2,271	(115)	2,156
Net increase (decrease) in cash and cash equivalents	98,058	—	98,058	1,851	99,909
Cash and cash equivalents — beginning of year	56,779	—	56,779	(1,276)	55,503
Cash and cash equivalents — end of year	$ 154,837	$ —	$ 154,837	$ 575	$ 155,412
Supplemental disclosures:					
Cash payment for:					
Interest (net of capitalized interest)	$ 19,404	$ —	$ 19,404	$ —	$ 19,404
Income taxes	$ 4,035	$ —	$ 4,035	$ —	$ 4,035
Noncash investing and financing activities:					
Issuance of restricted stock	$ 15,908	$ —	$ 15,908	$ —	$ 15,908
Financed insurance premiums	$ 10,068	$ —	$ 10,068	$ —	$ 10,068
Property and equipment acquired through issuance of debt	$ 2,716	$ —	$ 2,716	$ —	$ 2,716

	August 31, 2005				
	As Reported Originally on 10-K Dated 10/31/06	Adjustments	As Previously Restated in Form 10-K/A	Adjustments	As Restated
Cash flows from operating activities:					
Net income (loss)	$ 15,976	$ —	$ 15,976	$ (305)	$ 15,671
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	31,183	—	31,183	205	31,388
Impairment of discontinued operations	—	—	—	—	—
Provision (benefit) for deferred income taxes	11,573	—	11,573	(3,389)	8,184
Stock-based compensation expense	4,321	—	4,321	—	4,321
Accretion of interest on discounted long-term debt	264	—	264	—	264
Amortization of deferred debt issue costs	3,448	—	3,448	—	3,448
Amortization of contract adjustments	(11,098)	—	(11,098)	—	(11,098)
Provision for uncollectible accounts receivable	2,655	—	2,655	125	2,780
(Earnings) losses from unconsolidated entities, net of taxes	(3,809)	—	(3,809)	19	(3,790)
Impairment of assets	—	—	—	—	—
Distributions from unconsolidated entities	—	—	—	—	—
Foreign currency transaction (gains) losses, net	(919)	—	(919)	—	(919)
Loss on retirement of debt	47,772	—	47,772	—	47,772
Write-off of claims receivable	—	—	—	—	—
Minority interest	3,915	—	3,915	3,264	7,179
Payments for financed insurance premiums	—	(10,582)	(10,582)	—	(10,582)
Return on capital to joint venture partner	—	—	—	—	—
Pension, net periodic costs	—	—	—	(5,957)	(5,957)
Other	(2,555)	—	(2,555)	—	(2,555)
Changes in assets and liabilities, net of effects of acquisitions and consolidation of variable interest entities:					
(Increase) decrease in receivables	30,067	—	30,067	244	30,311
(Increase) decrease in costs and estimated earnings in excess of billings on uncompleted contracts, including claims	(20,523)	—	(20,523)	(10,280)	(30,803)
(Increase) decrease in inventories	(17,616)	—	(17,616)	—	(17,616)
(Increase) decrease in other current assets	11,697	—	11,697	850	12,547
(Increase) decrease in prepaid expenses	4,292	—	4,292	(38)	4,254
(Increase) decrease in other assets	(8,509)	—	(8,509)	(713)	(9,222)
Increase (decrease) in accounts payable	4,206	—	4,206	213	4,419
Increase (decrease) in accrued liabilities	3,842	—	3,842	1,235	5,077
Increase (decrease) in advanced billings and billings in excess of costs and estimated earnings on uncompleted contracts	(82,049)	—	(82,049)	7,445	(74,604)
Increase (decrease) in deferred revenue-prebilled	2,359	—	2,359	—	2,359
Increase (decrease) in other long-term liabilities	36,736	—	36,736	6,049	42,785

THE SHAW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	August 31, 2005				
	As Reported Originally on 10-K Dated 10/31/06	Adjustments	As Previously Restated in Form 10-K/A	Adjustments	As Restated
Net cash provided by (used in) operating activities	67,228	(10,582)	56,646	(1,033)	55,613
Cash flows from investing activities:					
Proceeds from sale of businesses, net of cash surrendered	14,108	—	14,108	—	14,108
Purchases of businesses, net of cash received	—	—	—	—	—
Purchase of property and equipment	(30,201)	—	(30,201)	—	(30,201)
Investment in and advances to unconsolidated entities and joint ventures	(13,335)	—	(13,335)	—	(13,335)
Distributions from unconsolidated entities	14,930	—	14,930	—	14,930
Acquisition costs	—	—	—	—	—
Deposits in escrowed cash for repurchase of LYONs	—	—	—	—	—
Withdrawal from escrowed cash for repurchase of LYONs	—	—	—	—	—
Cash received from restricted and escrowed cash	212,474	—	212,474	—	212,474
Cash deposited into restricted and escrowed cash	(327,800)	—	(327,800)	—	(327,800)
Proceeds from sale of property and equipment	3,362	—	3,362	—	3,362
Proceeds from sale of assets held for sale	—	—	—	—	—
Proceeds from the sale of investment in an unconsolidated entity	—	—	—	—	—
Maturities of marketable securities, held to maturity	—	—	—	—	—
Net cash provided by (used in) investing activities	(126,462)	—	(126,462)	—	(126,462)
Cash flows from financing activities:					
Purchase of treasury stock	—	—	—	—	—
Repayment of debt and capital leases	(279,828)	—	(279,828)	—	(279,828)
Payments for financed insurance premiums	(10,582)	10,582	—		
Proceeds from issuance of debt	3,726	—	3,726	—	3,726
Deferred credit costs	(4,886)	—	(4,886)	—	(4,886)
Issuance of common stock	263,849	—	263,849	—	263,849
Tax benefits from stock based compensation	—	—	—	—	—
Proceeds from revolving credit agreements	463,551	—	463,551	—	463,551
Repayments of revolving credit agreements	(422,317)	—	(422,317)	(111)	(422,428)
Net cash provided by (used in) financing activities	13,513	10,582	24,095	111	23,984
Cash from variable interest entities	1,343	—	1,343	—	1,343
Effects of foreign exchange rate changes on cash	(1,194)	—	(1,194)	(7)	(1,201)
Net increase (decrease) in cash and cash equivalents	(45,572)	—	(45,572)	(1,151)	(46,723)
Cash and cash equivalents — beginning of year	102,351	—	102,351	(125)	102,226
Cash and cash equivalents — end of year	$ 56,779	—	$ 56,779	$ (1,276)	$ 55,503

	August 31, 2005				
	As Reported Originally on 10-K Dated 10/31/06	Adjustments	As Previously Restated in Form 10-K/A	Adjustments	As Restated
Supplemental disclosures:					
Cash payments for:					
Interest (net of capitalized interest)	$ 40,206	$ —	$ 40,206	$ —	$ 40,206
Income taxes	$ 5,133	$ —	$ 5,133	$ —	$ 5,133
Noncash investing and financing activities:					
Issuance of restricted stock	$ 9,445	$ —	$ 9,445	$ —	$ 9,445
Financed insurance premiums	$ 11,034	$ —	$ 11,034	$ —	$ 11,034

The tables below provide the impact of these errors on our previously reported consolidated balance sheet as of August 31, 2006 (dollars in thousands):

As of August 31, 2006	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Current assets:					
Cash and cash equivalents	$ 154,837	$ 575	$ 155,412	$ —	$ 155,412
Restricted and escrowed cash	43,409	—	43,409	—	43,409
Accounts receivable, including retainage, net	740,920	(22,199)(a)	718,721	—	718,721
Inventories	101,337	12,471(b)	113,808	628	114,436
Costs and estimated earnings in excess of billings on uncompleted contracts, including claims	455,819	14,889(c)	470,708	—	470,708
Deferred income taxes	83,085	2,000	85,085	—	85,085
Prepaid expenses	8,407	374	8,781	—	8,781
Assets held for sale	5,230	—	5,230	(4,115)	1,115
Other current assets	85,616	(3,419)	82,197	—	82,197
Total current assets	1,678,660	4,691	1,683,351	(3,487)	1,679,864
Investment in and advances to unconsolidated entities, joint ventures and limited partnerships	52,048	1,125	53,173	—	53,173
Property and equipment:					
Transportation equipment	15,882	—	15,882	—	15,882
Furniture, fixtures and software	99,945	—	99,945	—	99,945
Machinery and equipment	138,468	—	138,468	1,641	140,109
Buildings and improvements	63,456	—	63,456	1,114	64,570
Assets acquired under capital leases	8,382	—	8,382	—	8,382
Land	6,612	—	6,612	732	7,344
Construction in progress	8,906	231	9,137	—	9,137
Total property and equipment	341,651	231	341,882	3,487	345,369
Less: accumulated depreciation	(166,220)	(901)	(167,121)	—	(167,121)

As of August 31, 2006	Previously Reported	Restatement Adjustments	As Restated	Reclassification of Discontinued Operations	As Reported
Net property and equipment	175,431	(670)	174,761	3,487	178,248
Goodwill	506,592	—	506,592	—	506,592
Other assets	116,403	3,074	119,477	—	119,477
	$2,529,134	$ 8,220	$2,537,354	$ —	$2,537,354
Current liabilities:					
Accounts payable	$ 483,002	$ (1,651)	481,351	$ —	$ 481,351
Accrued liabilities	211,162	12,528(d)	223,690	—	223,690
Advanced billings and billings in excess of costs and estimated earnings on uncompleted contracts	316,674	3,564	320,238	—	320,238
Contract liability adjustments	3,361	—	3,361	—	3,361
Deferred revenue — prebilled	14,772	(3,360)	11,412	—	11,412
Current maturities of long-term debt	4,351	—	4,351	—	4,351
Short-term revolving lines of credit	5,526	—	5,526	—	5,526
Current portion of obligations under capital leases	1,811	—	1,811	—	1,811
Total current liabilities	1,040,659	11,081	1,051,740	—	1,051,740
Long-term revolving line of credit	145,517	—	145,517	—	145,517
Long-term debt, less current maturities	24,584	—	24,584	—	24,584
Obligations under capital leases, less current portion	3,433	—	3,433	—	3,433
Deferred income taxes	18,664	—	18,664	—	18,664
Other liabilities	39,662	2,016	41,678	—	41,678
Minority interest	13,408	—	13,408	—	13,408
Shareholders' equity:			—		
Preferred stock	—	—	—	—	—
Common stock	1,074,106	(1,517)	1,072,589	—	1,072,589
Retained earnings	295,962	(3,360)	292,602	—	292,602
Accumulated other comprehensive loss	(25,363)	—	(25,363)	—	(25,363)
Unearned stock-based compensation	—	—	—	—	—
Treasury stock	(101,498)	—	(101,498)	—	(101,498)
Total shareholders' equity	1,243,207	(4,877)	1,238,330	—	1,238,330
	$2,529,134	$ 8,220	$2,537,354	$ —	$2,537,354

(a) Adjustments primarily to more properly classify substantially completed fabricated piping from unbilled accounts receivable to cost and estimated earnings in excess of billings on uncompleted contracts ($18.2 million) and billings in excess of costs and estimated earnings on uncompleted contracts ($4.3 million).

(b) Adjustments primarily to more properly classify certain inventory items previously included in other current assets to inventory ($3.0 million) and to more properly reflect inventory paid for by customers in inventory ($9.5 million).

(c) Adjustments primarily to more properly classify substantially completed fabricated piping from unbilled accounts receivable ($18.2 million), more properly classify certain litigation accruals to accrued liabilities ($6.0 million), partially offset by correction of an over accrual of costs ($3.0 million) and to more properly classify certain amounts to billings in excess of costs and estimated earnings on uncompleted contracts ($3.3 million).

(d) Adjustments primarily to more properly classify certain litigation accruals ($6.0 million) and other accruals ($1.8 million) from billings in excess of costs and estimated earnings on uncompleted contracts and to properly record accrued rent expense on lease escalations ($1.9 million).

The following financial statements are included in this report pursuant to Rule 3-09 of Regulation S-X:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying combined balance sheet as of March 31, 2007, of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) LTD. (the Company), and the related combined statement of operations, stockholders' equity, and cash flows for the period from inception (October 1, 2006) to March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) LTD. at March 31, 2007, and the combined results of their operations and their cash flows for the period from inception (October 1, 2006) to March 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, PA
June 21, 2007

TOSHIBA NUCLEAR ENERGY HOLDINGS (US), INC. AND
TOSHIBA NUCLEAR ENERGY HOLDINGS (UK) LTD.

COMBINED BALANCE SHEET
March 31, 2007 (Amounts in Thousands)

	Notes	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	1,2,4	$ 150,962
Receivables, net	1,2,4,9,13	248,575
Related-party receivables	20	348,004
Inventories	1,2,10	361,740
Costs and estimated earnings in excess of billings on uncompleted contracts	1,2	152,325
Prepaid and other current assets	2	42,255
Deferred income taxes	1,2,8	52,633
Total		1,356,494
NONCURRENT ASSETS:		
Property, plant and equipment, net	1,2,5,11,17	453,687
Goodwill	1,2,6	2,845,675
Other intangible assets, net	1,2,6	2,086,278
Other noncurrent assets	2,12	840,451
Total		6,226,091
TOTAL		$7,582,585
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable	2	$ 170,952
Billings in excess of costs and estimated earnings on uncompleted contracts	1,2	550,487
Reserves for settlement obligations	1,2,16	26,683
Amounts billed in excess of revenue	2	67,655
Revolving credit facility	2,13	50,000
Other current liabilities	2,4,14	311,658
Total		1,177,435
NONCURRENT LIABILITIES:		
Reserves for settlement obligations	2,16	47,336
Reserves for decommissioning matters	2,5	141,632
Benefit obligations	1,2,7	196,525
Deferred income taxes	1,2,8	406,841
Other noncurrent liabilities	2,14	80,660
Total		872,994
MINORITY INTEREST	2	4,440
STOCKHOLDERS' EQUITY	4,15	5,527,716
TOTAL		$7,582,585

See notes to combined financial statements.

TOSHIBA NUCLEAR ENERGY HOLDINGS (US), INC. AND TOSHIBA NUCLEAR ENERGY HOLDINGS (UK) LTD.

COMBINED STATEMENT OF OPERATIONS
For the Period from October 1, 2006 to March 31, 2007
(Amounts in Thousands)

	Notes	
NET REVENUES	1,3,4	$1,124,119
COST OF GOODS SOLD	1	823,022
GROSS PROFIT		301,097
MARKETING, ADMINISTRATIVE, AND GENERAL EXPENSES	1	233,764
AMORTIZATION OF INTANGIBLES		39,109
INCOME FROM OPERATIONS		28,224
INTEREST AND OTHER EXPENSE, NET	1,4,18,20	(5,226)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST IN INCOME FROM CONSOLIDATED SUBSIDIARIES		22,998
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES		566
INCOME BEFORE TAXES		22,432
INCOME TAX PROVISION	8	9,863
NET INCOME		$ 12,569

See notes to combined financial statements.

TOSHIBA NUCLEAR ENERGY HOLDINGS (US), INC. AND TOSHIBA NUCLEAR ENERGY HOLDINGS (UK) LTD.

COMBINED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from October 1, 2006 to March 31, 2007
(Amounts in Thousands)

	Notes	Capital Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Equity
Invested capital	2,15	$5,400,000	$ —	$ —	$5,400,000
Comprehensive income (loss):	1				
Net income		—	12,569	—	12,569
Unrealized loss on derivatives, net of tax benefit of $570			—	(856)	(856)
Unrealized foreign currency gain on translation adjustment		—		112,573	112,573
Total comprehensive income		—	12,569	111,717	124,286
Adjustment for implementation of SFAS No. 158, net of tax benefit of $2,286		—	—	3,430	3,430
Balance at March 31, 2007		$5,400,000	$12,569	$115,147	$5,527,716

See notes to combined financial statements.

TOSHIBA NUCLEAR ENERGY HOLDINGS (US), INC. AND TOSHIBA NUCLEAR ENERGY HOLDINGS (UK) LTD.

COMBINED STATEMENT OF CASH FLOWS
For the Period from October 1, 2006 to March 31, 2007
(Amounts in Thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 12,569
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	69,065
Deferred income taxes	(4,573)
Gain on sale of property, plant, and equipment	(36)
Minority interest	566
Changes in:	
Receivables	62,410
Notes issued to related parties	(348,004)
Inventories	(146,091)
Costs and estimated earnings in excess of billings on uncompleted contracts	(17,207)
Other current assets	35,074
Other noncurrent assets	71,154
Accounts payable and other current liabilities	129,673
Billings in excess of costs and estimated earnings on uncompleted contracts	105,597
Other noncurrent liabilities	(46,255)
Net cash used in operating activities	(76,058)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Cash paid for acquisition, net of cash acquired	(5,135,502)
Purchases of property, plant, and equipment	(49,311)
Proceeds from sale of property, plant, and equipment	1,480
Net cash used in investing activities	(5,183,333)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Invested capital	5,400,000
EFFECT OF FOREIGN CURRENCY TRANSLATION	10,353
NET INCREASE IN AND ENDING CASH AND CASH EQUIVALENTS	$ 150,962
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 936
Cash paid for income taxes	$ 135

See notes to combined financial statements.

TOSHIBA NUCLEAR ENERGY HOLDINGS (US), INC. AND
TOSHIBA NUCLEAR ENERGY HOLDINGS (UK) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS, BASIS OF FINANCIAL STATEMENT PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The combined financial statements of the Company include the accounts of the holding companies Toshiba Nuclear Energy Holdings (US), Inc. (TNEH-US) and subsidiaries and Toshiba Nuclear Energy Holdings (UK) Ltd. (TNEH-UK) and subsidiaries. On October 16, 2006, Toshiba Corporation acquired BNFL USA Group Inc. and Westinghouse Electric UK Ltd. (collectively, Westinghouse) from BNFL, plc through TNEH-US and TNEH-UK. Toshiba Corporation invested approximately $4.2 billion to acquire 77% ownership and control of the Company. The remaining 23% is held by two strategic partner companies: The Shaw Group Inc. invested approximately $1.1 billion for a 20% interest, while Ishikawajima-Harima Heavy Industries Co., Ltd. (IHI) invested approximately $160 million for a 3% interest. As TNEH-US and TNEH-UK are under common ownership, control, and management, their accounts have been combined. These combined financial statements are for the period from October 1, 2006, the effective date of the transaction, to March 31, 2007. All significant intercompany transactions and balances have been eliminated in combination.

Westinghouse had been owned by BNFL, plc since March 1999, when it was purchased from CBS Corporation. While owned by BNFL, plc, Westinghouse grew by means of several acquisitions, the most significant being its 2000 acquisitions of ABB Handels and Verwaltungs AG's commercial nuclear power businesses.

The Company serves the domestic and international nuclear electric power industry by supplying advanced nuclear plant designs and equipment, fuel, and a wide range of other products and services to the owners and operators of commercial nuclear power plants.

BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying combined financial statements include the assets and liabilities of the Company as of March 31, 2007, and the results of operations for the period from October 1, 2006 to March 31, 2007. Unless otherwise indicated, all dollar amounts in these combined financial statements and notes thereto are presented in thousands.

SIGNIFICANT ACCOUNTING POLICIES

Use of estimates — The preparation of financial statements in conformity with US generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition — The Company's products are generally sold based upon purchase orders or contracts with customers that do not include right of return provisions or other significant post-delivery obligations, beyond warranty obligations. Products are manufactured by a standard production process, even if manufactured to customers' specifications. Revenue is recognized from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, and collectibility is reasonably assured.

Revenue from contracts to provide construction, engineering, design, or similar services is reported on the percentage-of-completion method of accounting, in accordance with Statement of Position No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company bases its estimate of the degree of completion of the contract by reviewing the relationship of costs incurred to date to the expected total costs that will be incurred on the project. In the case of modifications to the contract, no revenue is recognized until a final executed change order is obtained. Estimated contract earnings are reviewed and revised periodically as the work progresses, and the cumulative effect of any change in estimate is recognized in the period in which the change is identified. Estimated losses are charged against earnings in the period such losses are identified. The Company recognizes revenue arising from contract claims either as income or as an offset against a potential loss only when the amount of the claim can be estimated reliably and realization is probable and there is a legal basis of the claim.

Uncertainties inherent in the performance of contracts include labor availability and productivity, material costs, change orders for scope and pricing, and customer acceptance issues. The reliability of these cost estimates is critical to the Company's revenue recognition as a significant change in the estimates can cause the Company's revenue and related margins to change significantly from the amounts estimated in the early stages of a project.

Costs and estimated earnings in excess of billings on uncompleted contracts (an asset) represent costs and estimated profit thereon in excess of related contract billings on contracts in progress at the balance sheet date. Billings in excess of costs and estimated earnings on uncompleted contracts (a liability) represent billings on contracts in excess of related contract costs and estimated profit thereon at the balance sheet date. Billings are generally based on the terms of the contracts and the actual costs incurred at a given point in time.

Goodwill and other intangible assets — Impairment of goodwill and intangible assets with indefinite lives is assessed under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which requires goodwill and intangible assets with indefinite lives to be tested annually for impairment with more frequent tests required if indications of impairment exist. Under SFAS No. 142, impairment of intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is considered to be impaired under SFAS No. 142 if the carrying value of a "reporting unit" exceeds its estimated fair value. The Company conducts its test of goodwill impairment on an annual basis, and on an interim basis as determined necessary in accordance with SFAS No. 142. The Company primarily uses a discounted cash flow analysis to determine fair value. Key assumptions in the determination of fair value include the use of an appropriate discount rate, estimated future cash flows and estimated run rates of operation, maintenance, and general and administrative costs. In estimating cash flows, the Company incorporates expected growth rates, regulatory stability and ability to renew contracts, as well as other factors into its revenue and expense forecasts. Management believes that there was no impairment of goodwill or intangible assets with indefinite lives at March 31, 2007.

Other intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives.

Impairment of long-lived assets and definite-lived intangible assets — The carrying values of long-lived assets, which include property, plant and equipment, and definite life intangibles, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future net cash flows is less than book value, and if required, such adjustments would be measured based on discounted cash flows. There was no impairment of long-lived assets or definite-lived intangible assets for the period ended March 31, 2007.

Income taxes — The Company and its subsidiaries file a federal income tax return and other state and foreign jurisdictional returns as required. Deferred income taxes have been provided for temporary differences between the financial reporting basis and tax carrying amounts of assets and liabilities. These differences create taxable or tax-deductible amounts for future periods.

Translation of foreign currencies — The local currencies of the Company's foreign operations have been determined to be their functional currencies. Assets and liabilities of foreign operations are translated into US dollars at exchange rates at the balance sheet date. Translation adjustments resulting from fluctuations in exchange rates are included as a separate component of accumulated other comprehensive income. Revenue and expense accounts of these operations are translated at average exchange rates prevailing during the period. Gains and losses arising from transactions denominated in currencies other than the functional currency, which were not material for all periods presented, are included in the results of operations of the period in which they occur.

Deferred taxes are not provided on translation gains and losses where the Company expects earnings of a foreign operation to be permanently reinvested.

Cash and cash equivalents — For the purposes of the combined financial statements, all highly liquid debt instruments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents may at times exceed federally insured amounts for United States bank accounts.

Receivables — Credit is regularly extended to customers for purchases made in the ordinary course of business based upon management's assessment of creditworthiness. A valuation allowance is provided for those accounts for which collection is estimated as doubtful; uncollectible accounts are written off and charged against the allowance. Increases in the allowance are charged to marketing, general, and administrative expenses. Accounts are judged to be delinquent principally based on contractual terms. In estimating the allowance, management considers, among other things, how recently and how frequently payments have been received and the financial position of the customer.

Inventories — Inventories are stated at the lower of cost determined on a first-in, first-out basis, or market. The elements of cost included in inventories are direct labor, direct material, and certain overhead including depreciation.

Uranium inventory — Uranium inventory is used in the operations of the business. The Company maintains uranium inventory working stock in order to provide inventory to its customers during times of low supply; however, the Company does not routinely enter into transactions to sell uranium. It is the Company's policy to classify the portion of its uranium working stock that will not be sold or utilized within the next 12 months as a noncurrent asset. Uranium inventory is stated at the lower of cost or market.

Property, plant, and equipment — Property, plant, and equipment (other than construction in progress) are recorded at cost (including decommissioning costs where appropriate) less accumulated depreciation. Construction in progress is stated at cost and is not depreciated until placed in service.

Depreciation is calculated using the historical cost of assets, generally on a straight-line basis, over their assessed useful lives. The estimated lives used for depreciation purposes are:

- Buildings and improvements — 13 to 55 years
- Machinery and equipment — 3 to 12 years

Leasehold improvements are amortized over shorter of the lease term or the asset useful life.

Assets held under capital leases are capitalized in the combined balance sheet and are depreciated over their useful lives. Interest expense related to the capital lease obligations is charged to the combined statement of operations over the period of the lease.

Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. When property, plant, and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation and amortization accounts are relieved and any resulting gain or loss is reflected in earnings.

The Company recognizes asset retirement obligations (ARO) in accordance with SFAS No. 143, *Accounting For Asset Retirement Obligations*, for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or normal use of the asset, and Financial

Accounting Standards Board (FASB) Interpretation (FIN) No. 47, *Accounting for Conditional Asset Retirement Obligations*, for conditional AROs in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the Company. Both SFAS No. 143 and FIN No. 47 require that the fair value of a liability for an ARO be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the estimated useful life of the asset.

Settlement obligations — The Company provides for the estimated future costs for the resolution of various uranium supply contract suits, steam generator settlements, and related litigation as more fully described in Note 16. The Company has entered into settlement agreements resolving several of these claims; these agreements generally require the Company to provide cash and/or certain products and services at discounted prices. The Company estimates the future cash payments, discounts, and other costs associated with these matters and has provided for their net present value in the reserves for settlement obligations in the combined balance sheet. The Company reflects changes in estimates to the settlement obligations as events occur and uncertainties are resolved.

Environmental costs — Environmental expenditures that do not extend the service lives of assets or otherwise benefit future years are expensed. Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate. The Company records liabilities when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such estimates are adjusted, if necessary, as new remediation requirements are defined or as additional information becomes available.

Segment reporting — SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, establishes standards for a public company to report financial and descriptive information about its reportable operating segments in annual and interim financial reports. Operating segments are components of an enterprise about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and evaluate performance. Two or more operating segments may be aggregated into a single reportable segment, provided aggregation is consistent with the objective and basic principles of SFAS No. 131, the segments have similar economic characteristics, and the segments are considered similar under criteria provided by SFAS No. 131. There is no aggregation within the Company's defined business segments. SFAS No. 131 also establishes standards and related disclosures about the way the operating segments were determined, products and services, geographic areas and major customers, differences between the measurements used in reporting segment information and those used in the general-purpose financial statements, and changes in the measurement of segment amounts from period to period. The description of the Company's reportable segments, consistent with how business results are reported internally to management and the disclosure of segment information in accordance with SFAS No. 131, are presented in Note 3.

Research and development expenditures — Research and development expenditures on projects not specifically recoverable directly from customers are charged to operations in the year in which incurred. The Company recorded $47,091 of research and development costs in marketing, administrative, and general expenses for the period ended March 31, 2007.

Additionally, under the NuStart consortium arrangement, the Company receives funds for research and development work to be performed. When the work is completed, the funds are released by the consortium and serve to offset research and development expenses. The Company recorded $4,200 of proceeds as a reduction of marketing, administrative, and general expenses for the period ended March 31, 2007.

Shipping and handling costs — The Company expenses shipping and handling costs as incurred. These costs are included in cost of goods sold.

Pensions and post-retirement benefits — The Company provides post-retirement benefits in the form of pensions, defined medical, dental, and life insurance for eligible retirees and dependents for the benefit of the majority of employees.

The contributions to each of the funded pension schemes are based on independent actuarial valuations designed to secure or partially secure the benefits as set out by local country rules. The plans are funded by contributions, partly from the employees and partly from the Company to a separately administered fund. Actuarially calculated costs are charged in the combined statement of operations so as to spread the cost of pensions over the employees' working lives. The normal cost is attributed to years of employment using a projected unit credit method. Variations in projected net pension liability from the actuarial assumptions, which are identified as a result of actuarial valuations, are amortized over the average expected remaining working lives of employees.

The disclosures for the Company's Pension Plans as required by SFAS No. 132, *Employers' Disclosures About Pensions and Other Postretirement Benefits*, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* are detailed in Note 7.

Derivative instruments — The Company enters into derivative contracts to minimize the risk to profitability from exposure to fluctuations in foreign exchange rates. The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value and reflected through the results of operations. If the derivative is designated as a hedge, in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, and depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Cash inflows and outflows related to derivative instruments are a component of operating cash flows in the accompanying combined statement of cash flows. The ineffective portion of a derivative's change in fair value is recognized in earnings.

Derivatives may be designated as either a hedge of a forecasted transaction or future cash flows (cash flow hedge) or a hedge of a recognized asset, liability, or firm commitment (fair value hedge). For all hedge contracts, the Company prepares formal documentation of the hedge in accordance with SFAS No. 133. In addition, at inception and every three months, the Company formally assesses whether the hedge contract is highly effective in offsetting changes in cash flows or fair values of hedged items. The Company documents hedging activity by transaction type and risk management strategy.

The Company determines the fair value using a mark to market model, incorporating real market pricing with probable variables. Changes in the fair value of a derivative designated and qualified as a cash flow hedge, to the extent effective, are included in the combined statement of stockholders' equity as accumulated other comprehensive income (loss) until earnings are affected by the hedged transaction. The Company discontinues hedge accounting prospectively when it has determined that a derivative no longer qualifies as an effective hedge.

Operating leases — Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Newly issued accounting pronouncements — The following new accounting standards have been issued, but have not yet been adopted by the Company, as of March 31, 2007:

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, in some cases, the application of SFAS No. 157 may change the Company's current practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements. For the Company, SFAS No. 157 is effective as of April 1, 2008, and must be applied prospectively except in certain cases. The Company is currently evaluating the impact, if any, of adopting SFAS No. 157 on its combined results of operations, cash flows, and financial position. At March 31, 2007, the carrying amounts of financial instruments approximate the fair value.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits entities to choose to measure many financial instruments and certain other items at fair value. For the Company, SFAS No. 159 is effective as of April 1, 2008, and will have no impact on amounts presented for periods prior to the effective date. The Company is currently evaluating the impact of SFAS No. 159 on its combined results of operations, cash flows, and financial position and has not yet determined whether or not it will choose to measure items subject to SFAS No. 159 at fair value.

In July 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes* — An Interpretation of FASB Statement No. 109, which provides guidance on accounting for income tax positions about which the Company has concluded there is a level of uncertainty with respect to the recognition in the Company's financial statements. FIN No. 48 prescribes a minimum recognition threshold a tax position is required to meet. Tax positions are defined very broadly and include not only tax deductions and credits but also decisions not to file in a particular jurisdiction, as well as the taxability of transactions. The Company will implement FIN No. 48 effective April 1, 2007. The implementation is expected to result in a cumulative effect adjustment to beginning retained earnings on the combined statement of stockholders' equity. As the implementation of FIN No. 48 is in its early stages, the Company does not have an estimated range of the effect. Corresponding entries will impact a variety of balance sheet accounts, including deferred income taxes, accrued taxes, other liabilities, and goodwill. Upon implementation of FIN No. 48, the Company will reflect interest expense related to taxes as interest expense in the combined statement of operations. In addition, subsequent accounting for FIN No. 48 (after April 1, 2007) will involve an evaluation to determine if any changes have occurred that would impact the existing uncertain tax positions, as well as determining whether any new tax positions are uncertain. Any impacts resulting from the evaluation of existing uncertain tax positions or from the recognition of new uncertain tax positions would impact income tax expense and interest expense in the combined statement of operations, with offsetting impacts to the balance sheet line items described above.

In September 2006, the FASB Staff issued FASB Staff Position (FSP) No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. The FSP also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in this FSP is effective for the Company as of April 1, 2007. The Company does not anticipate the adoption of FSP No. AUG AIR-1 will have any material impact on its combined results of operations, cash flows, or financial position.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-3, *How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)* to address any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added, and some excise taxes. For taxes within the issue's scope, the consensus requires that entities present such taxes on either a gross (i.e., included in revenues and costs) or net (i.e., exclude from revenues) basis according to their accounting policies, which should be disclosed. If such taxes are reported gross and are significant, entities should disclose the amounts of those taxes. Disclosures may be made on an aggregate basis. This is effective for the Company beginning April 1, 2007. The Company does not anticipate the adoption of EITF Issue No. 06-3 will have any material impact on its combined results of operations, cash flows, or financial position.

2. ACQUISITION

On October 16, 2006, the Companies acquired 100% of the stock (the Transaction) of Westinghouse from BNFL, plc for its extensive expertise in nuclear power generation and nuclear fuel and its worldwide market presence (see Note 1 for additional information). For accounting purposes, the effective date of the acquisition was October 1, 2006. The acquisition has been accounted for under the purchase method of accounting, with the total purchase price being allocated to the Company's identifiable assets acquired and liabilities assumed based on fair values; the estimated fair values of net tangible and identifiable intangible assets were established by an independent appraisal firm as set forth below. The excess of the purchase price over the identifiable tangible and intangible assets was recorded as goodwill and is attributable to the renewed global interest in nuclear energy and the related potential earnings that result from this interest.

Goodwill has not yet been allocated to reporting units as it is not practicable to do so until the final purchase price is determined. The preliminary allocation of the purchase price for property and equipment, intangible assets, and deferred income taxes was based upon valuation data at the date of the transaction, and the estimates and assumptions are subject to change. The Company paid acquisition costs of $2,732 related to the Transaction. The purchase agreement includes a provision which adjusts the purchase price based on activity from March 31, 2005, to the date of the Transaction. The agreed-upon purchase price adjustment will be recorded as an adjustment to goodwill during the allocation period that extends through the second quarter of fiscal 2008.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets, including cash of $267,230	$ 994,511
Property, plant, and equipment	429,272
Intangible assets	2,099,000
Goodwill	2,801,025
Other noncurrent assets	868,677
Revolving credit facility	(50,000)
Other current liabilities	(905,453)
Noncurrent deferred taxes	(333,561)
Other noncurrent liabilities	(496,870)
Minority interest	(3,869)
Purchase price	$5,402,732

A summary of the allocation of purchase price to tangible and identifiable intangible assets, other than goodwill, is as follows:

Asset Class	FMV	Life
Property, plant, and equipment:		
Land	$ 17,241	Indefinite
Buildings and improvements	125,943	13-55 years
Machinery and equipment	231,461	3-12 years
Construction in progress	54,627	
Total	$ 429,272	
Intangible assets:		
Contracted customer relationships	$ 30,000	5-7 years
Non-contracted customer relationships	208,000	25 years
Developed technology	1,441,000	20-25 years
Brand name	420,000	Indefinite
Total	$2,099,000	

3. BUSINESS SEGMENTS

Reportable segments were identified by the Company's management based on the service provided or product sold by the segment. The segments mirror the way the Company's chief operating decision maker regularly reviews operating results, assesses performance, and allocates resources across the Company.

The segments used for management reporting are as follows:

Nuclear Fuel — From uranium concentrate to completed fuel assemblies to spent fuel reprocessing, Nuclear Fuel is a single-source fuel provider for pressurized water reactors, boiling water reactors, Voda-Vodyanoi Energetichesky Reaktors (the Russian version of the the pressurized water reactor), advanced gas-cooled reactors, and Magnox reactors worldwide.

Nuclear Services — Westinghouse Nuclear Services offers products and services to help keep nuclear power plants operating safely and competitively worldwide. Nuclear Services personnel work closely with customers in three key areas: field services, engineering services, and repair and replacement services.

Nuclear Power Plants — Westinghouse Nuclear Power Plants offers new plant designs, licensing, engineering, and component design.

Revenue, operating profit (loss), total assets, and certain other amounts of income and expense consisted of the following by business segment for the period from October 1, 2006 to March 31, 2007:

Revenue:	
Nuclear fuel	$ 417,182
Nuclear services	644,766
Nuclear power plants	63,521
Corporate/eliminations	(1,350)
Total	$1,124,119
Operating profit (loss):	
Nuclear fuel	$ 34,321
Nuclear services	71,912
Nuclear power plants	(15,420)
Corporate center	(62,589)
Total	$ 28,224
Total assets:	
Nuclear fuel	$1,773,003
Nuclear services	465,800
Nuclear power plants	86,984
Corporate center	5,256,798
Total	$7,582,585
Depreciation expense:	
Nuclear fuel	$ 11,637
Nuclear services	9,514
Nuclear power plants	875
Corporate center	7,930
Total	$ 29,956

Amortization expense for the period from October 1, 2006 to March 31, 2007, was $39,109. All amortization expense associated with acquired definite lived intangibles was allocated to the corporate center.

Revenue by geographical region is determined based on the location of services provided and products sold. Revenue consists of the following by geographical region for the period from October 1, 2006 to March 31, 2007:

United States	$ 792,944
UK	119,270
Sweden	112,469
Other European countries	91,506
Japan and Far East	6,504
Other	1,426
Total	$1,124,119

Total assets consist of the following by geographical region at March 31, 2007:

United States	$4,469,130
UK	2,695,552
Sweden	267,098
Other European countries	143,078
Japan and Far East	6,677
Africa	1,050
Total	$7,582,585

4. DERIVATIVE INSTRUMENTS, HEDGING ACTIVITIES, AND CREDIT RISK DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Techniques in managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. The Company manages risk related to material foreign exchange exposures through entrance into derivative contracts. The purpose of the Company's foreign currency risk management activities is to protect them from the risk that the eventual dollar cash flows resulting from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates.

Forward foreign exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are generally used to manage identifiable foreign currency commitments and exposures related to assets and liabilities denominated in a foreign currency. These contracts generally have an expiration date of six years or less. Foreign exchange option contracts, which convey the right but not the obligation to sell or buy a specified amount of foreign currency at a specified price, are generally used to manage exposures related to contingent commitments denominated in a foreign currency. None of the forward or option contracts are exchange traded. While derivative instruments are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit the Company's ability to benefit from favorable fluctuations in foreign exchange rates.

The Company has designated some derivative instruments and related transactions as cash flow hedging instruments and hedged transactions for accounting purposes. The Company has also elected not to account for some derivative instruments as hedging instruments for accounting purposes.

The fair value of derivative instruments designated as hedging instruments was $1,980 as of March 31, 2007. The Company included these derivative instruments in other current liabilities in the accompanying combined balance sheet. As of March 31, 2007, the Company had unrealized gains and unrealized losses on derivative instruments designated as cash flow hedging instruments. The Company included a net unrealized loss on these cash flow hedges of $1,426 in other comprehensive income in the accompanying combined balance sheet. No realized gains or losses were recognized during the period ended March 31, 2007. The Company expects $151 of the unrealized net losses on these cash flow hedges to be reclassified into earnings in 2008. Changes in the timing or amount of the future cash flows being hedged could result in hedges becoming ineffective, and as a result, the amount of unrealized gain or loss associated with those hedges would be reclassified from other comprehensive income into earnings. The Company included the net gain on these cash flow hedges in other income as a gain on foreign exchange translation in the accompanying combined statement of operations. At March 31, 2007, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted transactions is thru November 2012.

The fair value of derivative instruments not designated as hedging instruments was $2,790 as of March 31, 2007, and is included in other current liabilities on the accompanying balance sheet. The change in fair value is classified in other income and expense as a gain on foreign exchange transaction in the accompanying combined statement of operations and was $863 for the period ended March 31, 2007.

CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents and trade receivables. It is the Company's practice to place its cash equivalents in high quality securities with various investment institutions. The Company derives the majority of its revenue from sales and services, including engineering and construction, to the energy industry. For the period ended March 31, 2007, there were two customers which individually accounted for greater than ten percent of total revenue. Within the energy industry, trade receivables are generated from a broad and diverse group of customers. There are concentrations of receivables in the United States and the United Kingdom. The Company maintains an allowance for losses based upon the expected collectibility of all trade accounts receivable.

There are no significant concentrations of credit risk with any individual counterparty related to the Company's derivative contracts. The Company selects counterparties based on their profitability, balance sheets, and a capacity for timely payment of financial commitments, which is unlikely to be adversely affected by foreseeable events.

5. ASSET RETIREMENT OBLIGATIONS

The Company has adopted the provisions of SFAS No. 143, which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, developments and/or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability increases due to the passage of time based on the time value of money until the obligation is settled. Subsequent to the initial recognition, the liability is adjusted for any revisions to the expected value of the retirement obligation (with corresponding adjustments to the plant and equipment) and for accretion of the liability due to the passage of time. Additional depreciation expense is recorded prospectively for any plant and equipment increases.

Asset retirement obligations at the Company relate primarily to the decommissioning of nuclear power facilities. These obligations address the decommissioning, clean up, and release for acceptable alternate use of such facilities.

The asset retirement obligation is adjusted each period for any liabilities incurred or settled during the period, accretion expense, and any revisions made to the estimated cash flows. Management uses a combination of internal and external experts to produce detailed reviews of the asset retirement obligation, which occur every five years, except in the US where the US Nuclear Regulatory Commission requires detailed reviews every three years for nuclear material license holders. Net present value calculations are made by escalating current year values by 3.0% per annum to the end of site life to estimate future cash flows required to settle the obligation. The estimated future cash flows are discounted at a risk free, after-tax rate of 5.71%.

Reconciliation of Asset Retirement Obligation Liability

Liabilities assumed due to acquisition	$142,500
Liabilities settled	(2,800)
Accretion expense	3,307
Balance, end of period	$143,007

6. GOODWILL AND INTANGIBLE ASSETS

As of March 31, 2007, goodwill consisted of the following:

Goodwill acquired (see Note 2)	$2,801,025
Foreign currency translation adjustment	44,650
Balance at March 31, 2007	$2,845,675

Of the above amount of goodwill acquired, only $416,703 will be deductible for income tax purposes.

The carrying amount and accumulated amortization of identifiable intangible assets as of March 31, 2007, are as follows:

	Life	
Contracted customer relationships	5-7	$ 30,000
Non-contracted customer relationships	25	208,000
Developed technology	20-25	1,441,000
Brand name	Indefinite	420,000
Total		2,099,000
Accumulated amortization — contracted customer relationships		$ 2,471
Accumulated amortization — non-contracted customer relationships		4,440
Accumulated amortization — developed technology		32,198
Total accumulated amortization		39,109
Foreign currency effect		26,387
Intangible assets, net		$2,086,278

Amortization expense was $39,109 for the period from October 1, 2006 to March 31, 2007.

The table below shows the expected amortization expense for definite lived intangible assets for the next five years and thereafter as of March 31, 2007. The amortization amounts disclosed below are estimates. Actual amounts may differ from these estimates due to such factors as sales or impairments of intangible assets, additional intangible acquisitions, and other events.

For the year ended March 31,	
2008	$ 78,003
2009	78,003
2010	$ 78,003
2011	78,003
2012	77,203
Thereafter	1,250,676
Total	$1,639,891

7. EMPLOYEE BENEFIT PLANS

The Company adopted the disclosure and recognition provisions of SFAS No. 158 during the period ended March 31, 2007. Prior to the adoption of SFAS No. 158, the Company was required to record its pension and other post-retirement benefit liabilities at fair value, as a result of the Transaction. The following table describes the total incremental effect of the adoption of SFAS No. 158 on individual line items in the March 31, 2007, combined balance sheet, including accumulated other comprehensive income. As the Plans had experienced a net gain for the period ended March 31, 2007, the accrued pension and other post-retirement liability has decreased as a result of implementing SFAS No. 158.

	Before Application of SFAS No. 158	Adjustment	After Application of SFAS No. 158
Benefit obligations	$206,556	$(5,716)	$200,840
Deferred tax liability	—	2,286	2,286
Accumulated other comprehensive income	—	3,430	3,430
Total recognized	$206,556	$ —	$206,556

PENSION PLANS

The majority of the employees of the Company are covered under separate pension plans sponsored by the Westinghouse Electric Company LLC (US), Westinghouse Electric Belgium SA, Westinghouse Electric Germany GmbH, and Westinghouse Electric Sweden AB. Details of the aforementioned plans can be found in the following tables. Other employees may be part of the Combined Pension Scheme or the BNFL Group Pension Scheme. The Combined Pension Scheme is a multi-employer scheme which provides defined benefits to its members. The BNFL Group Pension Scheme is a funded plan. Both of these plans are accounted for as multi-employer plans in the accompanying financial statements. As a result of the Transaction, the structure of these plans is currently changing, which may result in a different accounting treatment prospectively and also change the final purchase price allocation (see Note 2).

Included in the following table is the net periodic pension costs covering current and former employees of the Company for the period from October 1, 2006 to March 31, 2007:

	Belgium	Germany	Sweden	USA	Total
Service cost	$ 381	$ 253		$17,126	$17,760
Interest cost	706	1,110	$1,085	7,986	10,887
Expected return on plan assets	(871)	—	—	(8,924)	(9,795)
Net periodic pension cost	$ 216	$1,363	$1,085	$16,188	$18,852

The assumptions used to develop the net periodic pension cost and the present value of benefit obligations for the period from October 1, 2006 to March 31, 2007, are shown below. Measurement dates of December 31, 2006, and March 31, 2007, were used for US and non-US plans, respectively.

	Belgium	Germany	Sweden	USA
Discount rate for obligations	4.25%	4.10%	4.00%	5.75%
Discount rate for expense	4.25	4.10	4.00	5.75
Compensation increase rate for obligations	3.50	3.00	N/A	3.50
Compensation increase rate for expense	3.50	3.00	N/A	3.50
Long-term rate of return on plan assets	5.20	N/A	N/A	8.50

Based on the requirements of SFAS No. 87, the Company adjusts the discount rate to reflect current and expected-to-be available interest rates on high-quality, fixed-income investments expected to be available to the Company at the end of each year. The assumed long-term rate of return on plan assets was determined by taking a weighted average of the expected rates of return on the asset classes. The weights are equal to the portion of the portfolio invested in each class.

The following table sets forth the aggregate funded status and changes in benefit obligations and plan assets of the defined benefit pension plans and amounts recognized in the balance sheets as of March 31, 2007:

	Belgium	Germany	Sweden	USA	Total
Accumulated Benefit Obligation	$28,594	$55,610	$52,841	$300,792	$437,837
Change in Benefit Obligation					
Benefit obligation, beginning of period	$32,398	$51,961	$50,022	$310,173	$444,554
Service cost	381	253	—	17,127	17,761
Interest cost	706	1,110	1,085	7,987	10,888
Employee contributions	139	—	—	2,970	3,109
Actuarial loss (gain)	764	1,733	(13)	1,091	3,575
Foreign currency exchange rate changes	68	2,290	2,246	—	4,604
Benefits paid	(90)	(1,463)	(481)	(1,689)	(3,723)
Benefit obligation, end of period	$34,366	$55,884	$52,859	$337,659	$480,768
Change in Plan Assets					
Plan assets at fair value, beginning of period	$30,031	$ —	$ —	$223,948	$253,979
Actual return on plan assets	2,182	—	—	21,992	24,174
Employee contributions	139	—	—	2,970	3,109
Employer contributions	448	1,463	481	39,535	41,927
Benefits paid from plan assets	(90)	(1,463)	(481)	(1,689)	(3,723)
Plan assets at fair value, end of period	$32,710	$ —	$ —	$286,756	$319,466
Accrued Cost as Included in the Combined Balance Sheet					
Other current liabilities	$ —	$ 2,910	$ 1,258	$ 147	$ 4,315
Noncurrent benefit obligation	1,656	52,974	51,601	50,756	156,987
Net benefit obligation	$ 1,656	$55,884	$52,859	$ 50,903	$161,302
Net Actuarial Gain/(Loss) Recognized in Accumulated Other Comprehensive Income	$ 295	$(4,023)	$(2,714)	$ 11,976	$ 5,534

No amounts in accumulated other comprehensive income will be recognized in net periodic pension costs in 2008.

The Westinghouse Pension Trust Investment Committee (Committee) has been appointed to review the investment performance and other matters of the Plans, including development of investment policies and strategies for the Plans.

Asset allocation refers to the strategic, long-term deployment of assets among the major classes of investments such as equity, fixed income, and cash equivalents. The Committee assumes the responsibility for the asset allocation decision. The asset allocation decision reflects the Plan's return requirements, as well as the Committee's tolerance for return variability (risk).

Investment goals are designed to provide a broad, general statement of the long-term purpose of the investment program. The assets are invested in long-term strategies and evaluated within the context of a long-term investment horizon. Investments will generally be restricted to marketable securities. Leveraged and high risk derivative strategies will not be employed.

Investment objectives are designed to provide quantitative standards against which to measure and evaluate the progress of the Plans, their major asset class composites, and each individual investment manager. The overall objective for the Trust is to generate a rate of return, net of all fees and expenses, in excess of a policy index that is comprised of a weighted average of the market benchmarks for each asset class. The Committee first established a Policy Index in 2000 and modified the Policy Index at its November 2006 quarterly meeting. The revised Policy Index was implemented effective as of the end of March 2007. The previous and current Policy Indices are as follows:

Prior Policy Index Weight	Revised Policy Index Weight	Market Benchmark Index
55%	50%	Wilshire 5000
15	20	MSCI ACWI ex-US
30	30	Lehman Aggregate Bond Index

The market benchmarks for the asset class composites are:

Asset Class	Market Benchmark Index
Domestic Equity	Wilshire 5000
International Equity	MSCI ACWI ex-US
Fixed Income	Lehman Aggregate Bond Index
Cash Equivalents	US Treasury Bills

For the investment managers, specific benchmarks are assigned based on the manager's investment style and strategy. The manager benchmarks are contained in the manager guidelines which are part of the Committee's formal Investment Policy document. Asset class and manager objectives are reviewed no less frequently than every three years. Pension plan assets consist of the following at March 31, 2007:

Asset Category	Target	Actual
US equity securities	50%	50%
Non-US equity securities	20	20
Debt securities	30	30
Total	100%	100%

Annual benefit payments for the fiscal years subsequent to March 31, 2007 are estimated as follows:

	Belgium	Germany	Sweden	USA	Total
2008	$ 3,806	$ 2,979	$ 1,283	$ 3,803	$ 11,871
2009	5,422	3,208	1,516	7,255	17,401
2010	1,686	3,301	1,735	9,390	16,112
2011	1,510	3,442	2,004	11,946	18,902
2012	2,516	3,616	2,372	14,866	23,370
2013-2017	13,685	18,714	13,604	131,717	177,720

Additionally, the Company anticipates funding its defined benefit pension plans with the following contributions during 2008:

	Belgium	Germany	Sweden	USA	Total
Expected contributions	$190	$2,979	$1,283	$34,996	$39,448

OTHER POST-RETIREMENT BENEFITS

The Company also sponsors a post-retirement benefits plan that provides defined medical, dental, and life insurance for eligible retirees and dependents.

Included in the following tables are the net periodic post-retirement benefit costs and funded status of the plans covering current employees. This plan is a continuation of a plan sponsored by CBS Corporation (CBS), formerly known as Viacom, Inc. CBS is currently required to make reimbursements, subject to pre-determined annual total limitations, for the post-retirement plan costs associated with participants retiring subsequent to the date of the sale. The actual reimbursements were $1,588 for the period from October 1, 2006 to March 31, 2007. CBS retained the obligation for post-retirement benefit costs for participants who retired prior to the date of the sale. The net present value of the expected reimbursements from CBS is included as a plan asset in the tables below.

The components of net periodic post-retirement benefit cost for the period from October 1, 2006 to March 31, 2007, were as follows:

Net Periodic Post-Retirement Benefit Cost	
Service cost	$ 1,177
Interest cost	1,918
Expected return on plan assets	(1,120)
Net periodic pension cost	$ 1,975

The assumptions used to develop the net periodic post-retirement benefit cost and the present value of benefit obligations for the period from October 1, 2006 to March 31, 2007, are shown below. A measurement date of December 31, 2006, was used.

Discount rate for obligations	5.75%
Discount rate for expense	5.75
Health care cost trend rates	
Pre-age 65	5.00
Post-age 65	11.00
Compensation increase rate for obligations	3.50
Compensation increase rate for expense	3.50
Long-term rate of return on plan assets	7.25

The health care cost trend rate is assumed to decrease to 5% by 2012 and remain at that level thereafter. The sensitivity to changes in the assumed health care cost trend rates are as follows:

	1% Increase	1% Decrease
Effect on total service and interest costs	$ 787	$ (600)
Effect on post-retirement benefit obligation	7,934	(6,168)

Net periodic post-retirement benefit cost is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year. The funded status and amounts recognized in the combined balance sheet as of March 31, 2007, are as follows:

Change in Benefit Obligation	
Benefit obligation, beginning of period	$72,315
Service cost	1,177
Interest cost	1,918
Actuarial gain	(205)
Benefits paid	(2,733)
Benefit obligation, end of period	$72,472
Change in Plan Assets	
Plan assets at fair value, beginning of period	$32,545
Actual return on plan assets	1,092
Employer contributions	2,030
Benefits paid from plan assets	(2,733)
Plan assets at fair value, end of period	$32,934
Accrued Cost as Included in the Combined Balance Sheet	
Noncurrent benefit obligations	$39,538
Net Actuarial Gain Recognized in Accumulated Other Comprehensive Income	$ 182

Annual benefit payments for the fiscal years subsequent to March 31, 2007, are estimated as follows:

2008	$ 3,011
2009	3,654
2010	4,047
2011	4,402
2012	4,479
2013-2017	24,267

SAVINGS PLAN

The Company also provides a defined contribution plan to employees. Employees may contribute from 2% to 20% of their compensation on a pre-tax or post-tax basis. The Company matches 50% of the first 6% of an employee's compensation contribution. The Company contributed approximately $5,488 to the defined contribution plan during the period from October 1, 2006 to March 31, 2007.

8. INCOME TAXES

The Company files a U.S. consolidated income tax return and separate company returns in foreign jurisdictions. Income tax expense is computed on a separate return basis.

Income taxes are not recorded on the undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely. Upon distribution, those earnings may be subject to UK income taxes and withholding taxes payable to various foreign countries. A determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries is not practical. Also, the Company presently cannot estimate the amount of unrecognized withholding taxes that may result.

For the period from October 1, 2006 to March 31, 2007, the income tax expense (benefit) consists of the following:

Current income taxes	
Federal	$ 1,327
State	(404)
Foreign	13,513
Total current income taxes	14,436
Deferred income taxes	
Federal	712
State	250
Foreign	(5,535)
Total deferred income taxes	(4,573)
Total income tax provision presented in consolidated statement of operations	$ 9,863

Income before income taxes for the period from October 1, 2006 to March 31, 2007, is comprised of the following:

Domestic income	$ 3,360
Foreign income	19,638
Income before income taxes	$22,998

The actual income tax expense (benefit) of continuing operations differs from the amount computed by applying the statutory federal tax rate of 35%. A reconciliation of income tax expense at the US Federal Statutory Tax Rate to the actual tax expense from continuing operations for the period from October 1, 2006 to March 31, 2007, is as follows:

Income tax expense, computed at the statutory rate of 35%	$8,049
State income tax, net of federal income tax effect	(100)
Tax differential on foreign earnings	2,495
Nondeductible expenses	(581)
Total income tax expense	$9,863
Effective tax rate	42.9%

Net deferred tax asset (liability) components at March 31, 2007:

Net operating loss carryforwards	$ 350,647
Goodwill and intangibles	(498,176)
Fixed assets	(352,943)
Decommissioning	48,980
Compensation and benefits	32,624
Deferred revenue and contract reserves	24,918
Interest	10,028
Product warranty	15,110
General legal liability	10,670
Inventory	6,896
Restructuring	2,383
Other financial reserves	1,378
Other	10,094
Valuation allowance	(16,817)
Total net deferred income tax liabilities	$(354,208)

The above amounts have been classified in the combined balance sheet as follows:

Current deferred tax assets	$ 84,041
Current deferred tax liabilities	(31,408)
Net current deferred tax asset	52,633
Noncurrent deferred tax assets, net of a valuation of $16,817 at March 31, 2007	510,467
Noncurrent deferred tax liabilities	(917,308)
Net noncurrent deferred tax liabilities	(406,841)
Total net deferred income tax liabilities	$(354,208)

As of March 31, 2007, the Company has federal and state net operating loss carryforwards of approximately $827.8 million; these carryforwards expire at various times through 2026. During the period ended March 31, 2007, the Company utilized approximately $66.4 million of federal and state net operating loss carryforwards. The Company experienced an ownership change as a result of the Transaction, causing a limitation on the annual use of the net operating loss carryforwards. Any unused limitation can be carried forward to subsequent years. The annual limitation significantly exceeds the amount utilized in the current period. No valuation allowance has been recorded for domestic net operating loss carryforwards. As of March 31, 2007, the Company has net operating loss carryforwards of approximately $45.7 million relating to foreign income taxes of which $7.4 million expire at various times during the next five years, while the remaining net operating loss carryforwards do not expire.

Valuation allowances have been established for certain foreign net operating loss carryforwards that reduce deferred tax assets to an amount that will, more likely than not, be realized. Subsequent recognition of tax benefits related to valuation allowances will be allocated as a reduction to goodwill. The net change in the total valuation allowance of $1.3 million is included in "Tax differential on foreign earnings" line of the statutory rate reconciliation.

9. CUSTOMER RECEIVABLES

At March 31, 2007, receivables, net consist of the following:

Customer receivables	$249,282
Less allowance for doubtful accounts	707
Customer receivables, net	$248,575

Collection of customer receivables generally occurs within 90 days from billing; billing generally occurs according to terms provided in contractual agreements.

10. INVENTORIES

At March 31, 2007, inventories consist of the following:

Raw materials and consumables	$ 61,957
Work in process	90,959
Finished goods	100,092
Engineering inventory	19,519
Uranium inventory	107,399
Gross inventories	379,926
Reserves for inactive and obsolete stock	(18,186)
Inventories	$361,740

Inventories other than those related to long-term contracts are generally sold within one year.

11. PROPERTY, PLANT, AND EQUIPMENT

At March 31, 2007, property, plant, and equipment consist of the following:

Land	$ 17,864
Buildings and improvements	127,932
Machinery and equipment	261,072
Construction in progress	76,138
Total	483,006
Less accumulated depreciation	29,319
Property, plant, and equipment, net	$453,687

Depreciation expense for the period from October 1, 2006 to March 31, 2007, has been classified in the combined statement of operations as follows:

Cost of goods sold	$17,893
Marketing, administrative, and general	12,063
Total	$29,956

12. OTHER NONCURRENT ASSETS

At March 31, 2007, other noncurrent assets consist of the following:

Uranium working stock	$833,556
Other	6,895
Other noncurrent assets	$840,451

During the period ended March 31, 2007, the Company had no sales of uranium.

13. DEBT AND CREDIT FACILITIES

Revolving credit facility — In October 2006, the Company entered into a three-year revolving credit facility in the amount of $600,000, all of which is available for the issuance of letters of credit inclusive of $150,000, which may be issued in alternative currencies (non-US dollar). The credit facility includes an accordion feature which, under specific circumstances, allows the Company to increase the facility by $200,000 to $800,000. Individual borrowings under the agreement are limited to maturities of 6 months, unless consent is given by the lenders for borrowings of up to 12 months. Individual borrowings mature for the purpose of being replaced with new borrowings at the prevailing market rates. Borrowings and letters of credit are not callable and the facility is not cancelable unless there is an event of default. There were no events of default as of March 31, 2007. The facility is guaranteed by Toshiba Corporation, and interest rates paid under the facility are tied to the credit rating of Toshiba Corporation. Depending on the Toshiba Corporation credit rating, interest rates are LIBOR plus 0.25% to 0.75% and fees for capacity range from 0.06% to 0.175%. There is also an option to borrow on shorter notice at the current prime rate. There were no outstanding borrowings under this facility at March 31, 2007; however, approximately $518,000 was being used for standby letters of credit. As current standby letters of credit expire, the Company expects to replace them with new letters of credit under the facility. The revolving credit facility expires in October 2009.

Accounts receivable securitization program — On March 21, 2002, the Company entered into an agreement with a financial institution whereby the Company securitizes on a continuous basis an undivided interest in a specific pool of the Company's domestic trade accounts receivable. Pursuant to this agreement, Westinghouse Electric Company LLC and one of its domestic subsidiaries sell their domestic accounts receivable to WEC Receivables Company LLC (WEC-RC), a wholly owned special- purpose subsidiary formed for this transaction. The Company discounts the Company's trade accounts receivables by 2% from their face values when they are sold to WEC-RC, to reflect estimated interest cost and credit risk. WEC-RC in turn pledges an undivided interest in such accounts receivable to the financial institution as collateral for revolving loans. The proceeds of these loans are then made available to the Company. WEC-RC is a separate legal entity, and its assets are available first and foremost to satisfy the claims of its creditors. Loans to WEC-RC under this agreement are limited to $50,000 at any one time outstanding. The financial institution charges the Company an interest rate equal to the commercial paper market rate plus a spread, which is calculated on the size of its facility under this agreement.

As of March 31, 2007, WEC-RC held title to approximately $108,000 of trade customer receivables and there was $50,000 in revolving debt outstanding. The customer receivables and debt are recorded in the combined balance sheet as of March 31, 2007. The accounts receivable securitization program expires in March 2008; therefore, the entire amount of outstanding borrowings as of March 31, 2007, is classified as a current liability on the combined balance sheet.

14. OTHER CURRENT AND NONCURRENT LIABILITIES

At March 31, 2007, other current and noncurrent liabilities consist of the following:

Contract reserves	$ 54,551
Vacation liability	56,937
Accrued product warranty	24,489
Accrued payroll and other employee compensation	41,255
Accrued income and other taxes	35,323
Reserve for restructured operations	5,801
Obligations under capital leases	483
Reserve for decommissioning matters	1,375
Benefit obligation	4,315
Accrued royalties and commissions	9,652
Environmental liabilities	4,466
Accrued medical insurance claims	7,400
Contractually obligated liabilities	35,019
Other	30,592
Other current liabilities	$311,658
Accrued product warranty	$ 17,204
Obligations under capital leases	2,667
Reserve for legal liability	25,991
Environmental liabilities	9,383
Unfavorable lease reserve	9,874
Accrued severance	1,499
Reserve for contract losses	4,731
Other	9,311
Other noncurrent liabilities	$ 80,660

15. STOCKHOLDERS' EQUITY

Toshiba Nuclear Energy Holdings US Inc.'s capital structure consists of 4,400 authorized shares of common stock with a par value of $.01 of which 2,156 are Class A shares and 2,244 are Class B shares. Each share of Class A and Class B stock is given one vote. Class A Stock has dividend preference over Class B Stock with regard to dividend distribution timing. There were 1,960 shares of Class A stock and 2,040 shares of Class B stock issued and outstanding at March 31, 2007, for $1,960,000 and $2,040,000, respectively.

Toshiba Nuclear Energy Holdings UK Inc.'s capital structure consists of 1,550 authorized shares of common stock with a par value of one British Sterling Pound of which 760 are Class A shares and 790 are Class B shares. Each share of Class A and Class B stock is given one vote. Class A Stock has dividend preference over Class B Stock with regard to dividend distribution timing. There were 686 shares of Class A stock and 714 shares of Class B stock issued and outstanding at March 31, 2007, for $686,000 and $714,000, respectively.

Toshiba Corporation, Shaw Group, Inc. and IHI executed shareholders agreements for TNEH-US and TNEH-UK that contain call options. For the stocks of both TNEH-US and TNEH-UK, call prices are at fair market value, to be determined by the parties. Call rights are triggered by an event of insolvency of one shareholder, in which case the shares of the insolvent shareholder may be called, or a change in control event, in which case the shares of one shareholder are transferred or acquired by a competitor of the Company or any other person to whom the Company has not consented.

16. COMMITMENTS AND CONTINGENCIES

Settlement Obligations — In the late 1970s, the Company provided for the estimated future costs for the resolution of all uranium supply contract suits and related litigation. The Company also has been defending various claims brought by utilities claiming a substantial amount of damages in connection with alleged tube degradation in steam generators sold by the Company as components of nuclear steam supply systems.

Settlement agreements have been entered resolving certain other litigation claims which generally require the Company to provide cash and/or certain products and services at prices discounted at varying rates, and the Company has provided for the estimated future financial effects.

The reserve balance at March 31, 2007, reflects the net present value to satisfy the estimated obligations under the existing settlement agreements, the tolling agreements, and any related external costs of defending litigation. The future obligations require providing discounts on products and services or cash payments through 2017. Variances from estimates were considered by management in determining the estimated fair value of this obligation during the purchase price allocation.

Settlement obligations, which are fulfilled over an extended period of time and are reasonably fixed and determinable in amount and timing of payment, are recorded at their estimated net present values. Imputed interest on the reserve for the period ended March 31, 2007, was $5,710. The reserve balance as of March 31, 2007, of approximately $74,000 in the combined balance sheet is discounted from estimated gross liabilities of approximately $90,000.

Under the terms of the 2000 ABB Handels (ABB) Nuclear Purchase Agreement, ABB provided the Company certain indemnities relative to clean up costs at the Hematite, MO fuel facility. The indemnities provided an overall cap of $41,250 for costs classified as legacy liabilities and $71,250 for decommissioning and decontamination costs. As of March 31, 2007, the Company had a reserve of $26,600, included in reserves for decommissioning matters on the combined balance sheet, to cover future expenditures. Management believes that the current recorded reserve is appropriate based upon current project estimates and existing indemnification clauses.

Warranties — The Company provides warranty policies on its products and contracts for specific periods of time. Warranties vary depending upon the nature of the product or contract and other factors. The liability for warranties is based upon future product performance and durability and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the provision for those warranties for the period ended March 31, 2007, are as follows:

Liabilities assumed due to acquisition	$44,258
Liabilities settled	(7,839)
Additional liabilities accrued	5,138
Foreign currency translation effect	136
Balance, end of period	$41,693

General — The Company is involved in various other litigation matters in the ordinary course of business. Reserves are included in the combined balance sheet for issues when a negative outcome is probable and the amount is reasonably estimable. In the opinion of management, the ultimate resolution of such matters will not result in judgments which, in the aggregate, would materially affect the Company's financial position or results of operations. The Company is currently involved in a legal matter with potential exposure of $49.0 million. The Company has recorded $25.0 million in the accompanying combined balance sheet which is believed to be the best estimate of the exposure.

Environmental Matters — Compliance with federal, state, and local laws and regulations relating to the discharge of pollutants into the environment, the disposal of hazardous wastes, and other related activities affecting the environment have had and will continue to have an impact on the Company. It is difficult to estimate the timing and ultimate costs to be incurred in the future due to uncertainties about the status of laws, regulations, and technology; the adequacy of information available for individual sites; the extended time periods over which site remediation occurs; the availability of waste disposal capacity; and the identification of new sites. The Company has, however, recognized an estimated liability of $13,849, measured in current dollars, for those sites where it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company recognizes changes in estimates as new remediation requirements are defined or as more information becomes available.

Operating expenses that are recurring and associated with managing hazardous waste and pollutants in ongoing operations totaled $1,071 for the period ended March 31, 2007.

Management believes that the Company has adequately provided for its present environmental obligations and that complying with existing governmental regulations will not materially impact the Company's financial position, liquidity, or results of operations.

Commitment — In the ordinary course of business, surety bonds are issued on behalf of the Company. As of March 31, 2007, the Company had $69,291 under surety bond obligations.

17. LEASES

The Company has commitments under operating leases for certain machinery and equipment and facilities used in various operations. Certain of these leases contain renewal options. Rental expense for the period ended March 31, 2007, was $6,720. The Company leased a facility used in the Nuclear Services business segment under a capital lease. The facility is used for the purpose of supplying nuclear engineering and services for commercial nuclear reactors and for related warehouse and office activities. The facility is included with buildings and improvements under property, plant, and equipment on the combined balance sheet. Subsequent to March 31, 2007, the Company exercised its bargain purchase price and acquired the facility.

Minimum lease payments under the Company's operating leases as of March 31, 2007, are presented in the table below:

For the period ended March 31,	
2008	$18,428
2009	15,922
2010	12,788
2011	16,286
2012	4,312
Thereafter	7,152
Minimum lease payments	$74,888

The following is a summary of asset balances and accumulated amortization for assets under the capital lease as of March 31, 2007:

Unamortized asset balance	$4,113
Accumulated amortization	166
Net asset balance	$3,947

Amortization of assets under capital lease is included in depreciation expense in the combined statement of operations.

18. OTHER INCOME AND EXPENSES

The components of interest and other expense income, net for the period from October 1, 2006 to March 31, 2007, are as follows:

Interest expense	$(12,138)
Interest income	7,691
Gain on foreign currency transactions, net	773
Other	(1,552)
Total	$ (5,226)

19. RESTRUCTURING MATTERS

In recent years, the Company has restructured many of its businesses in an effort to reduce its cost structure and remain competitive in its markets. Restructuring activities primarily involve the separation of employees, the closing of facilities, the termination of leases, and the exiting of product lines. Costs for restructuring activities are limited to incremental costs that directly result from the restructuring activities and that provide no future benefit to the Company.

Generally, separated employees receive benefits such as layoff income benefits, permanent job separation benefits, and retraining and/or outplacement assistance, subject to certain involuntary separation plans. Based on the Company's current estimates, summarized below are the restructuring charges to operations for the period ended March 31, 2007. During the period ended March 31, 2007, the Company did not record any restructuring charges in the combined statement of operations.

Reconciliation of Restructuring Obligation	
Liabilities assumed due to acquisition	$ 7,556
Liabilities settled	(1,755)
Balance, end of period	$ 5,801

20. RELATED-PARTY TRANSACTIONS

At March 31, 2007, the Company had five loans receivable due from Toshiba International Finance (UK) plc. Westinghouse had three loans totaling $196,303 with a weighted-average interest rate of 5.06% and interest receivable of $136 at March 31, 2007. TNEH-UK had a loan of $22,480 with an interest rate of 5.37% and interest receivable of $16 at March 31, 2007. TNEH-US had a loan of $15,400 had an interest rate of 5.33% and interest receivable of $11 at March 31, 2007. All loans and related interest due from Toshiba International Finance (UK) plc were paid in full on April 5, 2007.

Also at March 31, 2007, the Company had two loans receivable totaling $113,821 due from Toshiba America Capital Corporation. The loans had weighted-average interest rate of 5.28% and interest receivable of $27 at March 31, 2007. The loan and related interest was paid in full on April 5, 2007.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosures***

Previous Independent Registered Public Accounting Firm

As previously reported in our Current Report on Form 8-K filed on February 12, 2007, Ernst & Young LLP ("E&Y") notified certain members of our management and the Audit Committee of our Board of Directors on February 7, 2007 of its decision to resign as the our independent registered public accounting firm effective upon the filing of our Quarterly Report on Form 10-Q for the quarter ended February 28, 2007. On February 9, 2007, the Audit Committee of our Board of Directors approved E&Y's resignation. As further reported in our Current Report on Form 8-K filed on April 5, 2007, we agreed with E&Y that it would conclude its services and engagement and that its resignation would become effective as of April 2, 2007.

The reports of E&Y on our financial statements for the fiscal years ended August 31, 2006, and August 31, 2005, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended August 31, 2006 and August 31, 2005, and through the date hereof, there were no disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to E&Y's satisfaction, would have caused E&Y to make a reference to the matter in its reports on our financial statements for those years.

During the fiscal years ended August 31, 2006 and August 31, 2005, and through the date hereof, there were no "reportable events" (as defined by Item 304(a)(1)(v) of Regulation S—K), except for the material weaknesses in our internal controls over financial reporting as of August 31, 2006, described in our 2006 Annual Report as follows:

- *E&C Segment Control Environment Deficiency* — A material weakness arising from the internal control over financial reporting within our E&C segment that resulted from a lack of emphasis on our internal controls and procedures and from inadequate communication of project concerns on a timely basis.

- *E&C Segment Project Reporting Deficiency* — A material weakness resulting from the insufficient design of policies and procedures to ensure reasonable estimates are maintained and reported on contracts within our E&C segment with total revenues of less than $50 million.

- *Complex Accounting Matters and Insufficient Accounting Resources Deficiency* — A material weakness resulting from insufficient accounting resources to properly analyze, record and disclose accounting matters.

- *Accounting for Stock Options Deficiency* — A material weakness resulting from the misapplication of GAAP relating to recording compensation expense in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Shaw restated its consolidated financial statements for the years ended August 31, 2001, through 2005 to record non-cash, stock-based compensation expense related to this stock option grant;

- *Revenue Recognition Deficiency* — A material weakness resulting from the recognition of revenue on one contract accounted for under the percentage-of-completion method due to a clerical error in the computation. . Shaw's condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2006,.were restated to correct this error; and

- *Application of FIN 46(R) Deficiency* — A material weakness resulting from the misapplication of GAAP relating to consolidation accounting under FIN 46(R) for a minority interest in one variable interest entity for which we are the primary beneficiary. Shaw's condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2006, were restated to correct this error.

E&Y has furnished a letter to us addressed to the SEC, which we have filed as Exhibit 16.1 to our Current Report on Form 8-K filed on April 11, 2007, stating that it agrees with the foregoing statements.

New Independent Registered Public Accounting Firm

On March 19, 2007, the Audit Committee of our Board of Directors engaged KPMG LLP (KPMG) to serve as our independent registered public accounting firm for the fiscal year ending August 31, 2007 and to perform procedures related to the financial statements included in our Quarterly Reports on Form 10-Q, as amended, which commenced with and included the quarter ended November 30, 2006.

During our two most recent fiscal years ended August 31, 2006 and August 31, 2005 and during any subsequent interim period prior to the date of the engagement of KPMG as our independent registered public accounting firm, neither we nor anyone acting on our behalf consulted with KPMG regarding (1) either: (a) the application of accounting principles to a specific transaction, either completed or proposed; or (b) the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Item 9A. *Controls and Procedures*

a) Management's Quarterly Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. This information is also accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the most recent fiscal quarter reported on herein. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of August 31, 2007 because of the material weaknesses discussed below.

b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States (GAAP). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

In connection with our annual evaluation of internal control over financial reporting, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, assessed of the effectiveness as of August 31, 2007 of our internal control over financial reporting based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's evaluation included an assessment of the design of our internal control over financial reporting and testing of the operating effectiveness of our internal control over financial reporting. During this evaluation, management identified material weaknesses in our internal control over financial reporting, as described below. Management has concluded that as a result of these material weaknesses, our internal control over financial reporting was not effective as of August 31, 2007 based upon the criteria issued by COSO.

Identification of Material Weaknesses

As part of our annual evaluation of the effectiveness of our internal controls over financial reporting described above, we considered the restatements that have occurred during the year and the resulting delays in our periodic filings. As a result of these factors, we have concluded that the following material weaknesses in internal control over financial reporting existed as of August 31, 2007:

1. Control Environment over Financial Reporting

We did not maintain an adequate control environment over financial reporting. Specifically, the following deficiencies were identified as of August 31, 2007:

- We lacked adequate training programs and job descriptions to clearly communicate management's and employees' roles and responsibilities in our internal control over financial reporting;
- We lacked formal or consistent policies and procedures and an effective assignment of authority and responsibility for the initiation and processing of transactions in key areas of our internal control over financial reporting; and
- We lacked a sufficient number of accounting, tax, and finance professionals to perform supervisory reviews and monitoring activities over financial reporting matters and controls.

These deficiencies were a contributing factor in the development of the *Complex and Non-Routine Accounting Matters* and *Period-End Financial Reporting Process* material weaknesses described below.

2. Complex or Non-Routine Accounting Matters

We lacked sufficient expertise and/or resources within our organization to accomplish effective evaluation of the financial reporting for complex or non-routine accounting matters, such as application of FIN 46(R), stock compensation, and self-insurance accruals.

3. Period-End Financial Reporting Process

We did not maintain effective controls over our period-end reporting process. Specifically, the following deficiencies were identified as of August 31, 2007:

- We lacked sufficient policies and procedures to ensure journal entries, both recurring and non-recurring, are accompanied by sufficient supporting documentation and are adequately reviewed and approved for validity, completeness and accuracy prior to being recorded;
- We lacked sufficient policies and procedures to ensure account reconciliations were properly and timely prepared with adequate supporting documentation and were reviewed for completeness, accuracy and timely resolution of reconciling items;
- We lacked sufficient policies and procedures for our period-end reporting to capture and accrue costs incurred but not yet invoiced by third party suppliers and contractors; and
- We lacked sufficient policies and procedures to ensure the completeness, accuracy, and timeliness of the recording of financial results of certain of our joint ventures.

The aforementioned material weaknesses contributed to the restatements of our annual and interim financial statements. Additionally, the material weaknesses result in a reasonable possibility that material misstatements of our interim or annual financial statements would not be prevented or detected on a timely basis by our internal control over financial reporting. In addition, we identified the following material weaknesses in internal control over financial reporting in our Quarterly Report on Form 10-Q/A for the period ended November 30, 2006, which remain in effect as of August 31, 2007:

*4. **E&C Segment Control Environment Deficiency*** — We lacked an emphasis on our internal controls and procedures resulting in inadequate communication of project concerns on a timely basis for consideration and evaluation in financial reporting.

*5. **E&C Segment Project Reporting Deficiency*** — We lacked sufficient policies and procedures to ensure reasonable contract estimates are maintained and reported on contracts with total revenues of less than $50 million.

These E&C Segment material weaknesses contributed to the previous restatement of our interim consolidated financial statements included in our Quarterly Report on Form 10-Q/A for the period ended November 30, 2006, which was filed on September 28, 2007.

KPMG LLP, our independent registered public accounting firm that audited our 2007 consolidated financial statements included in this 2007 Annual Report on Form 10-K, has issued an auditors' report on our internal control over financial reporting.

c) Remediation of Material Weaknesses in Process

In response to the material weaknesses identified above, we have dedicated, and continue to dedicate, significant resources to improve our control environment and to remedy our material weaknesses. Our efforts include the following:

1. As part of our planned remedial measures related to the Control Environment for Financial Reporting, we have hired and will continue to hire additional experienced supervisory and staff accounting professionals to provide resources for analyzing and properly recording the results of our operations in our financial statements, including the corresponding disclosures. We will continue to develop and implement robust accounting policies and procedures to ensure that accounting transactions are compliant with GAAP and that appropriate and timely reviews are completed. We will continue to address staffing needs to support our growing business. We will ensure that additional training and development programs continue to be implemented.

2. As part of our planned remedial measures related to Complex or Non-Routine Accounting Matters, we have engaged and will continue to engage external accounting experts to assist us in researching and reviewing the accounting for certain complex transactions. As we continue to hire additional experienced supervisory and staff accounting professionals, we expect to develop increased internal capability to support the accounting for these activities. As part of our planned remedial measures related to FIN 46(R), we initiated additional controls and we will continue to employ an appropriately trained and qualified internal subject matter expert who is responsible for assessing the accounting treatment of current and future investments in entities that are less than 100% owned.

3. As part of our planned remedial measures related to the Period-End Financial Reporting Process, we will implement improved controls over the review of journal entries and balance sheet reconciliations. We will also improve our accrual processes and the timely review of the booking of contract costs. In addition to the actions taken to date with respect to FIN 46(R), we will continue to review our joint venture governance policies and, as appropriate, modify and enhance their effectiveness. These controls include formally communicating the results of operations and financial positions of entities that are less than 100% owned to personnel with an in-depth knowledge of the operations of the entity, senior executive officers, as well as financial accounting personnel. The continued introduction of company-wide accounting policies, procedures and self-assessment activities will ensure consistency and completeness of these remedial measures.

4. As part of our planned remedial measures related to the E&C Segment Control Environment Deficiency, we have replaced the segment's senior executive and other members of the segment's management, hired additional outside resources and re-emphasized the foundation and framework for our internal controls and procedures. While we have taken the actions we believe are required to mitigate this material weakness, an insufficient amount of time has passed to ensure the actions implemented are operating as intended. We will continue to improve our control environment and encourage and reward more timely and open communication of project concerns to ensure they are addressed appropriately and disclosed accurately.

5. As part of our planned remedial measures related to the E&C Segment Project Reporting Deficiency, we are enhancing our policies and procedures to establish controls over gathering and reporting revenue and cost estimates. While we have implemented changes to the processes in our E&C segment that we believe are required to mitigate this material weakness, an insufficient amount of time has passed to ensure the actions implemented are operating as intended. We will continue to improve our controls to provide a more disciplined, objective and rigorous process directed to establishing and maintaining realistic cost estimates on these projects.

In light of the material weaknesses described above, we performed additional procedures that were designed to provide management with reasonable assurance regarding the reliability of: (i) our financial reporting; and (ii) the preparation of the consolidated financial statements contained in this Form 10-K. Accordingly, management believes that the consolidated financial statements included in this Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

We are committed to finalizing our remediation action plan and implementing the necessary enhancements to our resources, policies and procedures to fully remediate the material weaknesses discussed above, and these material weaknesses will not be considered remediated until (i) these new resources are fully engaged and new processes are fully implemented, (ii) the new processes are implemented for a sufficient period of time and (iii) we are confident that the new processes are operating effectively.

d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended August 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the remediation efforts described above and remediation efforts for the following two material weaknesses previously identified and remediated at August 31, 2007:

- Accounting for Stock Options Deficiency — this material weakness resulted from the misapplication of GAAP relating to recording compensation expense in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Our procedures now include recording stock options at the appropriate grant date.

- Revenue Recognition Deficiency — this material weakness resulted from a clerical error in the computation of the revenue recognized on one contract accounted for under the percentage-of-completion method. Our remedial measures included: (1) implementation of a standardized template for revenue recognition for contracts accounted for under the percentage-of-completion method where practical; (2) performing comprehensive reviews when the template is not used; and (3) training for the personnel who perform and review the revenue recognition calculations.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Directors

J. M. Bernhard, Jr., age 53, our founder, has been our Chief Executive Officer and a director since our inception in August 1987. Mr. Bernhard served as our President from our inception until September 2003, and was recently re-elected as President in November 2006. He has been Chairman of our Board of Directors since August 1990. Mr. Bernhard has spent over 22 years in the pipe fabrication business.

James F. Barker, age 60, has served as a director since January 2004. Mr. Barker has served as president of Clemson University since October 1999. He earned his bachelor of architecture degree from Clemson in 1970 and his master of architecture and urban design degree from Washington University in St. Louis in 1973. Before returning to Clemson in 1986 to serve as dean of the College of Architecture, he was dean of the School of Architecture at Mississippi State University.

Thos. E. Capps, age 71, was appointed to a newly created ninth director position by our Board on July 2, 2007. Mr. Capps is the retired Chairman of the Board of Directors, President and Chief Executive Officer of Dominion Resources, Inc. (NYSE: D), a power and energy company that supplies electricity, natural gas and other energy sources and operates generation facilities where he served from 1984 to 2007. Mr. Capps is a member of the board of visitors of the College of William & Mary; the board of trustees of the University of Richmond; the board of trustees of the Virginia Foundation for Independent Colleges, and the boards of directors of Amerigroup Corp. of Virginia Beach, a managed-health care company, and Associated Electric & Gas Insurance Services Ltd. which operates as a non-assessable mutual insurance company in the United States offering insurance and risk management products and services to the utility and related energy industry.

L. Lane Grigsby, age 66, has served as a director since January 1995. Mr. Grigsby is Chairman of the Board of Directors of Cajun Industries, Inc., a Louisiana construction firm, for which he also served as President and Chief Executive Officer from April 1973 until June 1994. He has over 35 years of experience in the industrial construction industry. He also serves as an officer and director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry.

Daniel A. Hoffler, age 59, has served as a director since January 2006. Mr. Hoffler is the Chairman of the Board of Directors of Armada Hoffler, a premier commercial real estate development and construction organization located in Virginia, which he founded over 25 years ago. Before founding Armada Hoffler, Mr. Hoffler was employed as Vice President of Marketing for Eastern International, Inc., a commercial real estate development and construction company specializing in construction of warehouse and office buildings. Prior to that, Mr. Hoffler was employed as a Regional Manager for Dun and Bradstreet. From 1992 through 1996, Mr. Hoffler served on the University of Virginia Board of Visitors. In 1987, he was chosen as the Outstanding Citizen of Hampton Roads, Virginia. In 1986, Mr. Hoffler was appointed to a five-year term to the Virginia Governor's Advisory Board for Industrial Development for the Commonwealth of Virginia.

David W. Hoyle, age 68, has served as a director since January 1995. For the past 25 years, he has been self-employed, primarily as a real estate developer. He has been a Senator in the North Carolina General Assembly since 1992. Senator Hoyle is the Chairman of the Board of Directors of Citizens South Banking Corporation, a bank holding company, and is Chairman of the Board of Directors of its wholly-owned subsidiary, Citizens South Bank. Senator Hoyle also serves as a director of several private corporations as well as of several civic, educational and charitable organizations.

Michael J. Mancuso, age 65, has served as a director since August 17, 2006, when our Board appointed him to serve in a newly created director position. Mr. Mancuso recently retired from General Dynamics Corporation, a market leader in mission-critical information systems and technologies; land and expeditionary combat systems, armaments and munitions; shipbuilding and marine systems and business aviation where he was employed since 1993, serving as Senior Vice President and Chief Financial Officer since 1994, and as a director since 1997. Mr. Mancuso also serves on the board of directors for SPX Corporation (NYSE: SPW), a publicly-held industrial manufacturer headquartered in Charlotte, North Carolina, and LSI Corporation (NYSE: LSI), a publicly-held leading provider of silicon, systems and software technologies headquartered in Milpitas, California.

Albert D. McAlister, age 56, has served as a director since April 1990. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A. in Laurens, South Carolina.

Charles E. Roemer, III, age 64, has served as a director since January 2003. Governor Roemer served as Governor of the State of Louisiana from 1988 to 1992. In 1980, Governor Roemer was elected to the United States Congress to represent the 4th Congressional District of Louisiana, and served in that position for seven years. Governor Roemer co-founded and served as the President and Chief Executive Officer of The Business Bank, a community bank, until its sale in December 2004. Governor Roemer presently serves as the President and Chief Executive Officer of Business First Bank, a community bank with a business focus, and Chairman of CRSA, a Memphis, Tennessee based senior housing consultant and developer. In 1999, Governor Roemer co-founded each of FG Group, L.L.C., a trading company between enterprises in the Far East and the United States, and Bio-Prep, which specializes in the design and direct sale of information packages and protective kits for protection of individuals against bio-terrorist attacks. In 1998, he formed Roemer Development, a company designing, building and operating continuous care retirement communities in not-for-profit association with colleges and universities.

Executive Officers

The following table provides information with respect to our current executive officers. Each executive officer has been elected to serve until his successor is duly appointed or elected by the Board of Directors or his earlier removal or resignation from office.

Name	Age	Position
J.M. Bernhard, Jr.	53	Chairman of the Board of Directors, President and Chief Executive Officer
David P. Barry	56	President of the Nuclear Division of the Power Group
Robert L. Belk	58	Executive Vice President
David L. Chapman, Sr.	61	President of the Fabrication & Manufacturing (F&M) Group
Brian K. Ferraioli	52	Executive Vice President and Chief Financial Officer
Richard F. Gill	64	Executive Vice President, Chairman of the Executive Committee and President of the Power Group
R. Monty Glover	53	President of the Fossil Division of the Power Group
Gary P. Graphia	45	Executive Vice President, Corporate Development and Strategy
D. Ron McCall	59	President of the Maintenance Group
Ronald W. Oakley	57	President of the Environmental & Infrastructure (E&I) Group
Lou Pucher	64	President of the Energy & Chemicals (E&C) Group
Clifton S. Rankin	39	Corporate Secretary and General Counsel
Dirk J. Wild	40	Vice President and Chief Accounting Officer

J.M. Bernhard, Jr. — For biographical information on Mr. Bernhard, see "Directors" above.

David P. Barry currently serves as President of the Nuclear Division of our Power Group. He joined us in March 2006 as the President of Shaw Stone & Webster Nuclear Services Division. Immediately prior to joining us, Mr. Barry was employed by Bechtel Corporation, a premier engineering, construction and project management company, in a number of positions since December 1999, including operations manager for Bechtel's offices in Frederick, Maryland, Baghdad, Iraq and London, England and business development manager for fossil power projects. Mr. Barry has over 30 years of experience in the engineering and construction industry.

Robert L. Belk currently serves as our Executive Vice President. He joined us in October 1998, as our Executive Vice President and Chief Financial Officer and held this position until July 6, 2007. Mr. Belk served as one of our directors from January 2005 to January 2006, when he was not nominated for re-election.

David L. Chapman, Sr. currently serves as President of the Fabrication & Manufacturing (F&M) Group. He joined us in April 2002 as President of our Fabrication & Manufacturing Division, which is now known as the Fabrication & Manufacturing Group. Mr. Chapman has over 34 years of experience in the industrial fabrication business. From 1994 to 2002, Mr. Chapman was employed by Turner Industries Group, a large industrial contracting company, where he served as President of International Piping Systems, Turner International Piping Systems and International Painting Corporation.

Brian K. Ferraioli currently serves as our Executive Vice President and Chief Financial Officer. He joined us in July 2007 as our Executive Vice President, Finance until October 2007, when he was appointed to his current position. Prior to joining us and since November 2002, Mr. Ferraioli served as Vice President and Controller of Foster Wheeler, Ltd. From July 2000 until November 2002, Mr. Ferraioli served as Vice President and Chief Financial Officer of Foster Wheeler USA Corporation, and from July 1998 to July 2000, Mr. Ferraioli served as Vice President and Chief Financial Officer of Foster Wheeler Power Systems, Inc. Foster Wheeler is a global engineering and construction contractor and power equipment supplier.

Richard F. Gill currently serves as our Executive Vice President, Chairman of our Executive Committee and President of our Power Group. He has been employed by us since 1997, when we acquired certain assets of MERIT Industrial Constructors, Inc. (MERIT) and other affiliated entities. Mr. Gill served as President of MERIT, an industrial construction and maintenance firm based in Baton Rouge, Louisiana, from its founding in January 1982 until the sale of its assets to us in 1997. Mr. Gill served as the President of Shaw Process and Industrial Group, Inc., our wholly-owned subsidiary, from March 1997 until August 1998, and as Senior Vice President in charge of International and Construction Operations from September 1998 until May 1999 and as our Chief Operating Officer until September 2003. In September 2003, Mr. Gill was appointed Executive Vice President and Chairman of our non-director executive committee. In September 2004, Mr. Gill was appointed President of our Shaw Stone & Webster Nuclear Services Division. In 2006, Mr. Gill was appointed Power Group President. Mr. Gill has over 34 years of experience in the industrial construction and maintenance industry.

R. Monty Glover currently serves as the President of the Fossil Division of our Power Group, having held this position since June 2007. Mr. Glover first joined us in March 2001 as Vice President Construction Operations, and held this position until March 2003 when he was appointed President of Construction — ECM Division. Mr. Glover served as President of Construction — ECM Division until April 2007 when he was appointed as President of the Construction Division of the Power Group. He served as President of the Construction Division until his recent appointment as President of the Fossil Division of the Power Group. Mr. Glover has over 30 years of experience in the engineering and construction industry. Prior to joining us, he served as President and CEO of Rust Constructors, Inc., a subsidiary of Raytheon Engineers and Constructors for five years and as the division manager of Fluor Daniel Heavy Industrial Operating Company, a global international engineering, procurement, construction and maintenance services company from 1993 until 1997. Raytheon is a technology leader specializing in defense, homeland security, and other government markets throughout the world.

Gary P. Graphia currently serves as our Executive Vice President, Corporate Development and Strategy. He joined us in August 1999, as our Corporate Secretary and General Counsel and served in that position until November 2006 when he was appointed Executive Vice President, Secretary and Chief Legal Counsel. He served as our Executive Vice President, Secretary and Chief Legal Counsel until May 2007, when he was appointed to his current position.

D. Ron McCall currently serves as President of our Maintenance Group. He joined us in August 2002 as President of our Maintenance Division. In September 2004, Mr. McCall was appointed as President of our Maintenance & Construction Division. Mr. McCall joined us from Turner Industries Group, a large industrial contracting company, where he served for 23 years as Senior Vice President of Construction and Maintenance of the Western Division.

Ronald W. Oakley was appointed as the President of our Environmental & Infrastructure Group in August 2006. Immediately prior to joining us, Mr. Oakley was employed by Skanska USA Building, a national provider of construction, pre-construction consulting, general contracting and design build services to a broad range of industries, (Skanska), as Group Vice President since December 2004. Prior to his employment with Skanska, Mr. Oakley was employed by Lend Lease Americas, a lending construction management firm, as Chief Executive Officer from November 2003 to December 2004. Prior to his employment with Lend Lease Americas, Mr. Oakley was employed by Fluor Corporation, a global international engineering, procurement, construction and maintenance services company, for 24 years in a number of positions, including Group Executive responsible for Federal government operations, Group Executive of Strategic Operations responsible for infrastructure operations, Group Executive for the Infrastructure Group, President of the Infrastructure Strategic Business Unit, Vice President of Sales for the Industrial Business Unit, the Infrastructure Business Unit and the Commercial Operating Company, Sales Director for the Commercial Operating Company, Project Manager for the International Group and the Caribbean Division, Group Project Controls Manager for the International Group and Senior Planner for Corporate Project Controls.

Lou Pucher currently serves as the President of our Energy & Chemicals Group. He joined us in March 2007 as President of E&C operations, and was promoted to his current position in July 2007. Prior to joining the Company, Mr. Pucher served as Senior Vice President of KBR Inc.'s Energy & Chemicals Division from August 2003 to September 2006. KBR is a leading global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. Prior to his position with KBR, from June 1966 to July 2003, Mr. Pucher held various management positions with M.W. Kellogg Company, a global full-service engineering, procurement and construction contractor.

Clifton S. Rankin was appointed as our General Counsel and Corporate Secretary in May 2007. Immediately prior to joining us, Mr. Rankin practiced law in the Houston office of the international law firm of Vinson & Elkins L.L.P., where he was employed for 15 years and had been a partner since 2001.

Dirk J. Wild currently serves as our Chief Accounting Officer. He was appointed as Chief Accounting Officer in October 2004, and then appointed to the additional position of Interim Chief Financial Officer in June 2007. Mr. Wild first joined us in November 2001 as Vice President of Special Projects, and held that position until August 2002 when he was appointed as Senior Vice President — Financial Controls. Mr. Wild served as Senior Vice President & Chief Financial Officer of our Engineering, Construction & Maintenance (ECM) Division. Mr. Wild served as Senior Vice President & Chief Financial Officer of our ECM Division from March 2003 until his appointment to his current position. For the 12 years prior to joining us, Mr. Wild was employed with the former accounting firm Arthur Andersen, LLP in New Orleans, Louisiana, last serving as a Senior Manager.

Code of Corporate Conduct and Ethics

We have adopted a Code of Corporate Conduct applicable to all of our employees, officers and directors. We also have in place a Code of Ethics for Chief Executive Officer and Senior Financial Officers. Copies of the Codes are filed as exhibits to this Form 10-K, and they are posted on our web site at *www.shawgrp.com*. Any changes to or waivers from these codes will be disclosed as required by law and the New York Stock Exchange. Shareholders may request free copies of the Codes from:

The Shaw Group Inc.
Attention: Investor Relations
4171 Essen Lane
Baton Rouge, Louisiana 70809
(225)932-2500
www.shawgrp.com

Item 11. ***Executive Compensation***

Pursuant to general instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Pursuant to general instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Pursuant to general instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

Item 14. ***Principal Accounting Fees and Services***

Pursuant to general instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this Form 10-K.

1. *Financial Statements.*

See Part II, Item 8 of this Form 10-K.

Additionally, the following financial statements are included in this Form 10-K pursuant to Rule 3-09 of Regulation S-X:

Combined Financial Statements of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd.

Report of Independent Registered Public Accounting Firm — Ernst & Young LLP

Combined Balance Sheet as of March 31, 2007

Combined Statement of Operations for the period from October 1, 2006 to March 31, 2007

Combined Statement of Stockholders' Equity for the period from October 1, 2006 to March 31, 2007

Combined Statement of Cash Flows for the period from October 1, 2006 to March 31, 2007

Notes to Combined Financial Statements

2. *Financial Statement Schedules.*

All schedules have been omitted because the information is not required or not in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

3. *Exhibits.*

The exhibits marked with the cross symbol (†) are filed or furnished (in the case of Exhibits 32.1 and 32.2) with this Form 10-K. The exhibits marked with the asterisk symbol (*) are management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
2.1	Investment Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings Corporation (US) Inc., a Delaware corporation (the "US Company"), The Shaw Group Inc. (the "Company") and Nuclear Energy Holdings, L.L.C. ("NEH")	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	2.01
2.2	Investment Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings (UK) Limited, a company registered in England with registered number 5929672 (the "UK Company"), the Company and NEH	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	2.02

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
3.1	Amendment to and Restatement of the Articles of Incorporation of the Company dated February 23, 2007	The Shaw Group Inc. Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended August 31, 2006	1-12227	3.1
3.2	Amended and Restated By-Laws of the Company dated as of January 30, 2007	The Shaw Group Inc. Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended August 31, 2006	1-12227	3.2
†4.1	Specimen Common Stock Certificate			
4.2	Rights Agreement, dated as of July 9, 2001, between the Company and First Union National Bank, as Rights Agent, including the Form of Articles of Amendment to the Restatement of the Articles of Incorporation of the Company as Exhibit A, the form of Rights Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C (Exhibit A-1 and A-2)	The Shaw Group Inc. Registration Statement on Form 8-A filed on July 30, 2001	1-12227	99.1
4.3	Indenture dated as of May 1, 2001, between the Company and United States Trust Company of New York including Form of Liquid Yield Option™ Note due 2021 (Zero Coupon-Senior)	The Shaw Group Inc. Current Report on Form 8-K filed on May 11, 2001	1-12227	4.1
4.4	Registration Rights Agreement dated as of May 1, 2001, between the Company, and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on May 11, 2001	1-12227	4.2
4.5	Indenture dated as of March 17, 2003 by and among the Company, the Subsidiary Guarantors party thereto, and The Bank of New York, as trustee, including form of 10¾% Senior Note due 2010	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2003	1-12227	4.1
4.6	Form of 10¾% Senior Note Due 2010	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2003	1-12227	(Included as Exhibit 1 to the Indenture incorporated by reference as Exhibit 4.5 hereto).

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
4.7	Third Supplemental Indenture dated as of April 25, 2005, by and among the Company, as issuer, its subsidiaries signatories thereto, as subsidiary guarantors, and The Bank of New York, a New York banking corporation, as trustee, with respect to the 10¾% Senior Notes Due 2010	The Shaw Group Inc. Current Report on Form 8-K filed on May 2, 2005	1-12227	4.1
4.8	Registration Rights Agreement dated as of March 17, 2003 by and among the Company and Credit Suisse First Boston LLC, UBS Warburg LLC, BMO Nesbitt Burns Corp., Credit Lyonnais Securities (USA) Inc., BNP Paribas Securities Corp. and U.S. Bancorp Piper Jaffray Inc.	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2003	1-12227	4.2
*10.1	The Shaw Group Inc. 2001 Employee Incentive Compensation Plan, amended and restated through April 6, 2006	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.4
*10.2	Form of Incentive Stock Option Agreement under The Shaw Group Inc. 2001 Employee Incentive Compensation Plan (as amended and restated)	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.6
*10.3	Form of Non-Qualified Stock Option Agreement under The Shaw Group Inc. 2001 Employee Incentive Compensation Plan (as amended and restated)	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.5
*10.4	Form of Restricted Stock Agreement under The Shaw Group Inc. 2001 Employee Incentive Compensation Plan	The Shaw Group Inc. Current Report on Form 8-K filed on October 12, 2004	1-12227	10.3
*10.5	The Shaw Group Inc. Stone & Webster Acquisition Stock Option Plan	The Shaw Group Inc. Registration Statement on Form S-8 filed on June 12, 2001	333-62856	4.6
*10.6	The Shaw Group Inc. 1993 Employee Stock Option Plan amended and restated through October 8, 2001	The Shaw Group Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2001	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
*10.7	The Shaw Group Inc. 2005 Non-Employee Director Stock Incentive Plan, amended and restated through April 6, 2006	The Shaw Group Inc. Quarterly Report on Form 10-Q for the fiscal year ended May 31, 2006	1-12227	10.7
*10.8	Form of Nonqualified Stock Option Agreement under the 2005 Non-Employee Director Stock Incentive Plan	The Shaw Group Inc. Current Report on Form 8-K filed on January 31, 2006	1-12227	10.2
*10.9	Form of Phantom Stock Agreement under the 2005 Non-Employee Director Stock Incentive Plan	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.8
†*10.10	The Shaw Group Non-Employee Director Compensation Summary			
*10.11	Flexible Perquisites Program for certain executive officers	The Shaw Group Inc. Current Report on Form 8-K filed on November 1, 2004	1-12227	Description contained under Item 1.01 of the referenced Form 8-K
*10.12	The Shaw Group Inc. 2005 Management Incentive Plan	The Shaw Group Inc. Current Report on Form 8-K filed on March 3, 2006	1-12227	10.1
*10.13	Fiscal year 2007 target incentive awards established for executive officers of the Company under the 2005 Management Incentive Plan	The Shaw Group Inc. Current Report on Form 8-K filed on November 2, 2006	1-12227	Description contained under Item 1.01 of the referenced Form 8-K
*10.14	Employment Agreement dated as of January 23, 2007, by and between the Company and J.M. Bernhard, Jr.	The Shaw Group Inc. Current Report on Form 8-K filed on January 25, 2007	1-12227	10.1
*10.15	Employment Agreement dated as of May 1, 2000, by and between the Company and Robert L. Belk	The Shaw Group Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2000	1-12227	10.8
*10.16	Amendment to Employment Agreement of Robert L. Belk dated as of December 1, 2004	The Shaw Group Inc. Current Report on Form 8-K filed on December 3, 2004	1-12227	10.1
*10.17	Third Amendment to Employment Agreement of Robert L. Belk dated December 31, 2006	The Shaw Group Inc. Quarterly Report Form 10-Q for the quarter ended November 30, 2006	1-12227	10.14
*10.18	Fourth Amendment to Employment Agreement of Robert L. Belk dated July 6, 2007	The Shaw Group Inc. Current Report on Form 8-K filed July 11, 2007	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
†*10.19	Employment Agreement effective as of August 13, 2003, by and between the Company and Richard F. Gill			
*10.20	Employment Agreement of David L. Chapman, Sr. dated April 6, 2002	The Shaw Group Inc. Current Report on Form 8-K filed December 24, 2003	1-12227	99.1
*10.21	Amendment to Employment Agreement of David L. Chapman, Sr., dated November 29, 2004 (with an effective date of April 1, 2005)	The Shaw Group Inc. Current Report on Form 8-K filed on January 12, 2005	1-12227	10.1
*10.22	Employment Agreement of Dorsey Ron McCall dated July 29, 2002	The Shaw Group Inc. Current Report on Form 8-K filed on December 24, 2003		99.3
*10.23	Summary of oral severance agreement with Dirk J. Wild dated October 13, 2004	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2004	1-12227	Description contained under Item 5.02 of the referenced Form 8-K
*10.24	Employment Agreement of Gary P. Graphia dated October 14, 2005	The Shaw Group Inc. Current Report on Form 8-K filed on October 14, 2005	1-12227	10.1
*10.25	First Amendment to Employment Agreement of Gary P. Graphia dated as of May 7, 2007	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2007	1-12227	10.3
*10.26	Employment Agreement of David P. Barry effective as of March 13, 2006	The Shaw Group Inc. Current Report on Form 8-K filed on March 14, 2006		10.1
*10.27	Employment Agreement of G. Patrick Thompson effective as of July 6, 2006	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.3
*10.28	Employment Agreement of Ronald W. Oakley dated effective as of August 3, 2006	The Shaw Group Inc. Current Report in Form 8-K filed on August 4, 2006	1-12227	10.1
*10.29	Employment Agreement and Nondisclosure and Noncompetition Agreement, both dated January 15, 2007, by and between the Company and Ebrahim Fatemizadeh	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2007	1-12227	10.4
*10.30	Agreement effective as of November 18, 2006 by and between the Company and Thomas A. Barfield, Jr.	The Shaw Group Inc. Current Report on Form 8-K filed on February 2, 2007	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
*10.31	Employment Agreement dated as of May 7, 2007, and related Nondisclosure and Noncompetition Agreement by and between the Company and Clifton Scott Rankin	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2007	1-12227	10.4
*10.32	Summary of certain compensation payable to Michael J. Mancuso for services as a director of the Company	The Shaw Group Inc. Current Report on Form 8-K filed on October 16, 2006		Description contained under Item 1.01 of the referenced Form 8-K
*10.33	Summary of certain compensation payable to Thos E. Capps for services as a director of the Company	The Shaw Group Inc. Current Report on Form 8-K/A filed on October 5, 2007		Description contained under Item 5.02 of the referenced Form 8-K
†*10.34	Employee Indemnity Agreement dated as of July 12, 2007 between the Company and Brian K. Ferraioli			
*10.35	Employment Agreement effective as of July 17, 2007 between the Company and Brian K. Ferraioli	The Shaw Group Inc. Current Report on Form 8-K filed on October 15, 2007	1-12227	10.1
*10.36	The Shaw Group Inc. 401(k) Plan	The Shaw Group Inc. Registration Statement on Form S-8 filed on May 4, 2004	333-115155	4.6
*10.37	The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees	The Shaw Group Inc. Registration Statement on Form S-8 filed on May 4, 2004	333-115155	4.6
*10.38	Trust Agreement, dated as of January 2, 2007 by and between the Company and Fidelity Management Trust Company for The Shaw Group Deferred Compensation Plan Trust	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2007	1-12227	10.6
10.39	Asset Purchase Agreement, dated as of July 14, 2000, among Stone & Webster, Incorporated, certain subsidiaries of Stone & Webster, Incorporated and Company	The Shaw Group Inc. Current Report on Form 8-K filed on July 28, 2000	1-12227	2.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.40	Composite Asset Purchase Agreement, dated as of January 23, 2002, by and among the Company, The IT Group, Inc. and certain subsidiaries of The IT Group, Inc., including the following amendments:(i) Amendment No. 1, dated January 24, 2002, to Asset Purchase Agreement, (ii) Amendment No. 2, dated January 29, 2002, to Asset Purchase Agreement, and (iii) a letter agreement amending Section 8.04(a)(ii) of the Asset Purchase Agreement, dated as of April 30, 2002, between The IT Group, Inc. and the Company	The Shaw Group Inc. Current Report on Form 8-K filed on May 16, 2002	1-12227	2.1
10.41	Amendment No. 3, dated May 2, 2002, to Asset Purchase Agreement by and among the Company, The IT Group, Inc. and certain subsidiaries of The IT Group, Inc.	The Shaw Group Inc. Current Report on Form 8-K filed on May 16, 2002	1-12227	2.2
10.42	Amendment No. 4, dated May 3, 2002, to Asset Purchase Agreement by and among the Company, The IT Group, Inc. and certain subsidiaries of the IT Group, Inc.	The Shaw Group Inc. Current Report on Form 8-K filed on May 16, 2002	1-12227	2.3
10.43	$450,000,000 Credit Agreement dated as of April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on April 28, 2005	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.44	Amendment No. 1 dated as of October 3, 2005, to that certain $450,000,000 Credit Agreement dated April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on October 4, 2005	1-12227	10.1
10.45	Amendment No. 2 dated as of February 27, 2006, to that certain $450,000,000 Credit Agreement dated April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on February 28, 2006	1-12227	10.1
10.46	Amendment No. 3 dated as of June 20, 2006, to that certain $450,000,000 Credit Agreement dated April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2006	1-12227	10.38

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.47	Amendment No. 4 dated as of October 13, 2006, among the Company, as borrower; the subsidiaries of the Company signatories thereto, as guarantors; BNP Paribas, as administrative agent; BNP Paribas Securities Corp., as joint lead arranger and sole bookrunner; Bank of Montreal, as joint lead arranger; Credit Suisse First Boston, acting through its Cayman branch, as co-syndication agent; UBS Securities LLC, as co-syndication agent; and the other lenders signatory thereto	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.1
10.48	Waiver dated as of January 18, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005, as amended	The Shaw Group Inc. Current Report on Form 8-K filed on January 18, 2007	1-12227	10.1
10.49	Waiver dated as of March 19, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on March 19, 2007	1-12227	10.1
10.50	Waiver dated as of April 16, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on April 17, 2007	1-12227	10.1
10.51	Waiver dated as of July 16, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on July 16, 2007	1-12227	10.1
10.52	Waiver dated as of August 30, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on September 6, 2007	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.53	Put Option Agreement, dated as of October 13, 2006, between NEH and Toshiba related to shares in the US acquisition company	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.2
10.54	Put Option Agreement, dated as of October 13, 2006, between NEH and Toshiba related to shares in the UK acquisition company	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.3
10.55	Shareholders Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings (US) Inc. the US Company, NEH, TSB Nuclear Energy Investment US Inc., a Delaware corporation and a wholly owned subsidiary of Toshiba and Ishikawajima-Harima Heavy Industries Co., Ltd., a corporation organized under the laws of Japan ("IHI")	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.4
10.56	Shareholders Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings (UK) Inc., the UK Company, NEH, IHI and TSB Nuclear Energy Investment UK Limited, a company registered in England with registered number 5929658	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.5
10.57	Bond Trust Deed, dated October 13, 2006, between NEH and The Bank of New York, as trustee	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.6
10.58	Parent Pledge Agreement, dated October 13, 2006, between the Company and The Bank of New York	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.7
10.59	Issuer Pledge Agreement, dated October 13, 2006, between NEH and The Bank of New York	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.8
10.60	Deed of Charge, dated October 13, 2006, among NEH, The Bank of New York, as trustee, and Morgan Stanley Capital Services Inc., as swap counterparty	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.9

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.61	Transferable Irrevocable Direct Pay Letter of Credit (Principal Letter of Credit) effective October 13, 2006 of Bank of America in favor of NEH	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.10
10.62	Transferable Irrevocable Direct Pay Letter of Credit (Interest Letter of Credit) effective October 13, 2006 of Bank of America in favor of NEH	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.11
10.63	Reimbursement Agreement dated as of October 13, 2006, between the Company and Toshiba	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.12
†*10.64	Employment Agreement effective as of July 3, 2007, and related Nonsolicitation and Noncompete Agreement by and between the Company and R. Monty Glover			
†14.1	The Shaw Group Inc. Code of Corporate Conduct dated June 2006			
†14.2	The Shaw Group Inc. Code of Ethics for Chief Executive Officer and Senior Financial Officers (adopted as of December 16, 2003)			
†14.3	The Shaw Group Inc. Insider Trading Policy dated June 2006			
†21.1	Subsidiaries of The Shaw Group Inc.			
†23.1	Consent of KPMG LLP, independent registered public accounting firm of The Shaw Group Inc.			
†23.2	Consent of Ernst & Young LLP, former independent registered public accounting firm of The Shaw Group Inc.			
†23.3	Consent of Ernst & Young LLP, independent registered public accounting firm of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd.			
†31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
†31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
†32.1	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
†32.2	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE SHAW GROUP INC.

/s/ J. M. BERNHARD, JR.

By: J. M. Bernhard, Jr.
Chief Executive Officer
Date: December 5, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed as of December 5, 2007, by the following persons on behalf of the registrant in the capacities indicated.

Signature	Title
/s/ J. M. BERNHARD, JR. J. M. Bernhard, Jr.	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRIAN K. FERRAIOLI Brian K. Ferraioli	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ ALBERT D. MCALISTER Albert D. McAlister	Director
/s/ L. LANE GRIGSBY L. Lane Grigsby	Director
/s/ DAVID W. HOYLE David W. Hoyle	Director
/s/ JAMES F. BARKER James F. Barker	Director
/s/ CHARLES E. ROEMER, III Charles E. Roemer, III	Director
/s/ DANIEL A. HOFFLER Daniel A. Hoffler	Director
/s/ MICHAEL J. MANCUSO Michael J. Mancuso	Director
/s/ THOMAS E. CAPPS Thomas E. Capps	Director

THE SHAW GROUP INC.
EXHIBIT INDEX

The exhibits marked with the cross symbol (†) are filed or furnished (in the case of Exhibits 32.1 and 32.2) with this Form 10-K. The exhibits marked with the asterisk symbol (*) are management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
2.1	Investment Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings Corporation (US) Inc., a Delaware corporation (the "US Company"), The Shaw Group Inc. (the "Company") and Nuclear Energy Holdings, L.L.C. ("NEH")	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	2.01
2.2	Investment Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings (UK) Limited, a company registered in England with registered number 5929672 (the "UK Company"), the Company and NEH	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	2.02
3.1	Amendment to and Restatement of the Articles of Incorporation of the Company dated February 23, 2007	The Shaw Group Inc. Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended August 31, 2006	1-12227	3.1
3.2	Amended and Restated By-Laws of the Company dated as of January 30, 2007	The Shaw Group Inc. Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended August 31, 2006	1-12227	3.2
†4.1	Specimen Common Stock Certificate			
4.2	Rights Agreement, dated as of July 9, 2001, between the Company and First Union National Bank, as Rights Agent, including the Form of Articles of Amendment to the Restatement of the Articles of Incorporation of the Company as Exhibit A, the form of Rights Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C (Exhibit A-1 and A-2)	The Shaw Group Inc. Registration Statement on Form 8-A filed on July 30, 2001	1-12227	99.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
4.3	Indenture dated as of May 1, 2001, between the Company and United States Trust Company of New York including Form of Liquid Yield Option™ Note due 2021 (Zero Coupon-Senior)	The Shaw Group Inc. Current Report on Form 8-K filed on May 11, 2001	1-12227	4.1
4.4	Registration Rights Agreement dated as of May 1, 2001, between the Company, and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on May 11, 2001	1-12227	4.2
4.5	Indenture dated as of March 17, 2003 by and among the Company, the Subsidiary Guarantors party thereto, and The Bank of New York, as trustee, including form of 10¾% Senior Note due 2010	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2003	1-12227	4.1
4.6	Form of 10¾% Senior Note Due 2010	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2003	1-12227	(Included as Exhibit 1 to the Indenture incorporated by reference as Exhibit 4.5 hereto).
4.7	Third Supplemental Indenture dated as of April 25, 2005, by and among the Company, as issuer, its subsidiaries signatories thereto, as subsidiary guarantors, and The Bank of New York, a New York banking corporation, as trustee, with respect to the 10¾% Senior Notes Due 2010	The Shaw Group Inc. Current Report on Form 8-K filed on May 2, 2005	1-12227	4.1
4.8	Registration Rights Agreement dated as of March 17, 2003 by and among the Company and Credit Suisse First Boston LLC, UBS Warburg LLC, BMO Nesbitt Burns Corp., Credit Lyonnais Securities (USA) Inc., BNP Paribas Securities Corp. and U.S. Bancorp Piper Jaffray Inc.	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2003	1-12227	4.2
*10.1	The Shaw Group Inc. 2001 Employee Incentive Compensation Plan, amended and restated through April 6, 2006	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.4

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
*10.2	Form of Incentive Stock Option Agreement under The Shaw Group Inc. 2001 Employee Incentive Compensation Plan (as amended and restated)	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.6
*10.3	Form of Non-Qualified Stock Option Agreement under The Shaw Group Inc. 2001 Employee Incentive Compensation Plan (as amended and restated)	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.5
*10.4	Form of Restricted Stock Agreement under The Shaw Group Inc. 2001 Employee Incentive Compensation Plan	The Shaw Group Inc. Current Report on Form 8-K filed on October 12, 2004	1-12227	10.3
*10.5	The Shaw Group Inc. Stone & Webster Acquisition Stock Option Plan	The Shaw Group Inc. Registration Statement on Form S-8 filed on June 12, 2001	333-62856	4.6
*10.6	The Shaw Group Inc. 1993 Employee Stock Option Plan amended and restated through October 8, 2001	The Shaw Group Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2001	1-12227	10.1
*10.7	The Shaw Group Inc. 2005 Non-Employee Director Stock Incentive Plan, amended and restated through April 6, 2006	The Shaw Group Inc. Quarterly Report on Form 10-Q for the fiscal year ended May 31, 2006	1-12227	10.7
*10.8	Form of Nonqualified Stock Option Agreement under the 2005 Non-Employee Director Stock Incentive Plan	The Shaw Group Inc. Current Report on Form 8-K filed on January 31, 2006	1-12227	10.2
*10.9	Form of Phantom Stock Agreement under the 2005 Non-Employee Director Stock Incentive Plan	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.8
†*10.10	The Shaw Group Non-Employee Director Compensation Summary			
*10.11	Flexible Perquisites Program for certain executive officers	The Shaw Group Inc. Current Report on Form 8-K filed on November 1, 2004	1-12227	Description contained under Item 1.01 of the referenced Form 8-K
*10.12	The Shaw Group Inc. 2005 Management Incentive Plan	The Shaw Group Inc. Current Report on Form 8-K filed on March 3, 2006	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
*10.13	Fiscal year 2007 target incentive awards established for executive officers of the Company under the 2005 Management Incentive Plan	The Shaw Group Inc. Current Report on Form 8-K filed on November 2, 2006	1-12227	Description contained under Item 1.01 of the referenced Form 8-K
*10.14	Employment Agreement dated as of January 23, 2007, by and between the Company and J.M. Bernhard, Jr.	The Shaw Group Inc. Current Report on Form 8-K filed on January 25, 2007	1-12227	10.1
*10.15	Employment Agreement dated as of May 1, 2000, by and between the Company and Robert L. Belk	The Shaw Group Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2000	1-12227	10.8
*10.16	Amendment to Employment Agreement of Robert L. Belk dated as of December 1, 2004	The Shaw Group Inc. Current Report on Form 8-K filed on December 3, 2004	1-12227	10.1
*10.17	Third Amendment to Employment Agreement of Robert L. Belk dated December 31, 2006	The Shaw Group Inc. Quarterly Report Form 10-Q for the quarter ended November 30, 2006	1-12227	10.14
*10.18	Fourth Amendment to Employment Agreement of Robert L. Belk dated July 6, 2007	The Shaw Group Inc. Current Report on Form 8-K filed July 11, 2007	1-12227	10.1
†*10.19	Employment Agreement effective as of August 13, 2003, by and between the Company and Richard F. Gill			
*10.20	Employment Agreement of David L. Chapman, Sr. dated April 6, 2002	The Shaw Group Inc. Current Report on Form 8-K filed December 24, 2003	1-12227	99.1
*10.21	Amendment to Employment Agreement of David L. Chapman, Sr., dated November 29, 2004 (with an effective date of April 1, 2005)	The Shaw Group Inc. Current Report on Form 8-K filed on January 12, 2005	1-12227	10.1
*10.22	Employment Agreement of Dorsey Ron McCall dated July 29, 2002	The Shaw Group Inc. Current Report on Form 8-K filed on December 24, 2003		99.3
*10.23	Summary of oral severance agreement with Dirk J. Wild dated October 13, 2004	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2004	1-12227	Description contained under Item 5.02 of the referenced Form 8-K
*10.24	Employment Agreement of Gary P. Graphia dated October 14, 2005	The Shaw Group Inc. Current Report on Form 8-K filed on October 14, 2005	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
*10.25	First Amendment to Employment Agreement of Gary P. Graphia dated as of May 7, 2007	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2007	1-12227	10.3
*10.26	Employment Agreement of David P. Barry effective as of March 13, 2006	The Shaw Group Inc. Current Report on Form 8-K filed on March 14, 2006		10.1
*10.27	Employment Agreement of G. Patrick Thompson effective as of July 6, 2006	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2006	1-12227	10.3
*10.28	Employment Agreement of Ronald W. Oakley dated effective as of August 3, 2006	The Shaw Group Inc. Current Report in Form 8-K filed on August 4, 2006	1-12227	10.1
*10.29	Employment Agreement and Nondisclosure and Noncompetition Agreement, both dated January 15, 2007, by and between the Company and Ebrahim Fatemizadeh	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2007	1-12227	10.4
*10.30	Agreement effective as of November 18, 2006 by and between the Company and Thomas A. Barfield, Jr.	The Shaw Group Inc. Current Report on Form 8-K filed on February 2, 2007	1-12227	10.1
*10.31	Employment Agreement dated as of May 7, 2007, and related Nondisclosure and Noncompetition Agreement by and between the Company and Clifton Scott Rankin	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended May 31, 2007	1-12227	10.4
*10.32	Summary of certain compensation payable to Michael J. Mancuso for services as a director of the Company	The Shaw Group Inc. Current Report on Form 8-K filed on October 16, 2006		Description contained under Item 1.01 of the referenced Form 8-K
*10.33	Summary of certain compensation payable to Thos E. Capps for services as a director of the Company	The Shaw Group Inc. Current Report on Form 8-K/A filed on October 5, 2007		Description contained under Item 5.02 of the referenced Form 8-K
†*10.34	Employee Indemnity Agreement dated as of July 12, 2007 between the Company and Brian K. Ferraioli			
*10.35	Employment Agreement effective as of July 17, 2007 between the Company and Brian K. Ferraioli	The Shaw Group Inc. Current Report on Form 8-K filed on October 15, 2007	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
*10.36	The Shaw Group Inc. 401(k) Plan	The Shaw Group Inc. Registration Statement on Form S-8 filed on May 4, 2004	333-115155	4.6
*10.37	The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees	The Shaw Group Inc. Registration Statement on Form S-8 filed on May 4, 2004	333- 115155	4.6
*10.38	Trust Agreement, dated as of January 2, 2007 by and between the Company and Fidelity Management Trust Company for The Shaw Group Deferred Compensation Plan Trust	The Shaw Group Inc. Quarterly Report on Form 10-Q for the quarter ended February 28, 2007	1-12227	10.6
10.39	Asset Purchase Agreement, dated as of July 14, 2000, among Stone & Webster, Incorporated, certain subsidiaries of Stone & Webster, Incorporated and Company]	The Shaw Group Inc. Current Report on Form 8-K filed on July 28, 2000	1-12227	2.1
10.40	Composite Asset Purchase Agreement, dated as of January 23, 2002, by and among the Company, The IT Group, Inc. and certain subsidiaries of The IT Group, Inc., including the following amendments: (i) Amendment No. 1, dated January 24, 2002, to Asset Purchase Agreement, (ii) Amendment No. 2, dated January 29, 2002, to Asset Purchase Agreement, and (iii) a letter agreement amending Section 8.04(a)(ii) of the Asset Purchase Agreement, dated as of April 30, 2002, between The IT Group, Inc. and the Company	The Shaw Group Inc. Current Report on Form 8-K filed on May 16, 2002	1-12227	2.1
10.41	Amendment No. 3, dated May 2, 2002, to Asset Purchase Agreement by and among the Company, The IT Group, Inc. and certain subsidiaries of The IT Group, Inc.	The Shaw Group Inc. Current Report on Form 8-K filed on May 16, 2002	1-12227	2.2
10.42	Amendment No. 4, dated May 3, 2002, to Asset Purchase Agreement by and among the Company, The IT Group, Inc. and certain subsidiaries of the IT Group, Inc.	The Shaw Group Inc. Current Report on Form 8-K filed on May 16, 2002	1-12227	2.3

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.43	$450,000,000 Credit Agreement dated as of April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on April 28, 2005	1-12227	10.1
10.44	Amendment No. 1 dated as of October 3, 2005, to that certain $450,000,000 Credit Agreement dated April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on October 4, 2005	1-12227	10.1
10.45	Amendment No. 2 dated as of February 27, 2006, to that certain $450,000,000 Credit Agreement dated April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Current Report on Form 8-K filed on February 28, 2006	1-12227	10.1
10.46	Amendment No. 3 dated as of June 20, 2006, to that certain $450,000,000 Credit Agreement dated April 25, 2005, by and among the Company, BNP Paribas and The Other Lenders Signatory Thereto, BNP Paribas Securities Corp., Bank of Montreal, Credit Suisse First Boston, UBS Securities LLC, Regions Bank and Merrill Lynch Pierce, Fenner & Smith, Incorporated	The Shaw Group Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2006	1-12227	10.38

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.47	Amendment No. 4 dated as of October 13, 2006, among the Company, as borrower; the subsidiaries of the Company signatories thereto, as guarantors; BNP Paribas, as administrative agent; BNP Paribas Securities Corp., as joint lead arranger and sole bookrunner; Bank of Montreal, as joint lead arranger; Credit Suisse First Boston, acting through its Cayman branch, as co-syndication agent; UBS Securities LLC, as co-syndication agent; and the other lenders signatory thereto	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.1
10.48	Waiver dated as of January 18, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005, as amended.	The Shaw Group Inc. Current Report on Form 8-K filed on January 18, 2007	1-12227	10.1
10.49	Waiver dated as of March 19, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on March 19, 2007	1-12227	10.1
10.50	Waiver dated as of April 16, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on April 17, 2007	1-12227	10.1
10.51	Waiver dated as of July 16, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on July 16, 2007	1-12227	10.1

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.52	Waiver dated as of August 30, 2007, among the Company, as borrower, BNP Paribas, as administrative agent, and the other lenders signatory to that certain Credit Agreement dated April 25, 2005 as amended	The Shaw Group Inc. Current Report on Form 8-K filed on September 6, 2007	1-12227	10.1
10.53	Put Option Agreement, dated as of October 13, 2006, between NEH and Toshiba related to shares in the US acquisition company	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.2
10.54	Put Option Agreement, dated as of October 13, 2006, between NEH and Toshiba related to shares in the UK acquisition company	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.3
10.55	Shareholders Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings (US) Inc. the US Company, NEH, TSB Nuclear Energy Investment US Inc., a Delaware corporation and a wholly owned subsidiary of Toshiba and Ishikawajima-Harima Heavy Industries Co., Ltd., a corporation organized under the laws of Japan ("IHI")	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.4
10.56	Shareholders Agreement, dated as of October 4, 2006, by and among Toshiba, Toshiba Nuclear Energy Holdings (UK) Inc., the UK Company, NEH, IHI and TSB Nuclear Energy Investment UK Limited, a company registered in England with registered number 5929658	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.5
10.57	Bond Trust Deed, dated October 13, 2006, between NEH and The Bank of New York, as trustee	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.6
10.58	Parent Pledge Agreement, dated October 13, 2006, between the Company and The Bank of New York	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.7
10.59	Issuer Pledge Agreement, dated October 13, 2006, between NEH and The Bank of New York	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.8

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
10.60	Deed of Charge, dated October 13, 2006, among NEH, The Bank of New York, as trustee, and Morgan Stanley Capital Services Inc., as swap counterparty	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.9
10.61	Transferable Irrevocable Direct Pay Letter of Credit (Principal Letter of Credit) effective October 13, 2006 of Bank of America in favor of NEH	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.10
10.62	Transferable Irrevocable Direct Pay Letter of Credit (Interest Letter of Credit) effective October 13, 2006 of Bank of America in favor of NEH	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.11
10.63	Reimbursement Agreement dated as of October 13, 2006, between the Company and Toshiba	The Shaw Group Inc. Current Report on Form 8-K filed on October 18, 2006	1-12227	10.12
†*10.64	Employment Agreement effective as of July 3, 2007, and related Nonsolicitation and Noncompete Agreement by and between the Company and R. Monty Glover			
†14.1	The Shaw Group Inc. Code of Corporate Conduct dated June 2006			
†14.2	The Shaw Group Inc. Code of Ethics for Chief Executive Officer and Senior Financial Officers (adopted as of December 16, 2003)			
†14.3	The Shaw Group Inc. Insider Trading Policy dated June 2006			
†21.1	Subsidiaries of The Shaw Group Inc.			
†23.1	Consent of KPMG LLP, independent registered public accounting firm of The Shaw Group Inc.			
†23.2	Consent of Ernst & Young LLP, former independent registered public accounting firm of The Shaw Group Inc.			

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit or Other Reference
†23.3	Consent of Ernst & Young LLP, independent registered public accounting firm of Toshiba Nuclear Energy Holdings (US), Inc. and Toshiba Nuclear Energy Holdings (UK) Ltd.			
†31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
†31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
†32.1	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
†32.2	Certification pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			

EXHIBIT 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF THE SHAW GROUP INC.
PURSUANT TO 15 U.S.C. SECTION 7241, AS ADOPTED
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, J.M. Bernhard, Jr., Chief Executive Officer of The Shaw Group Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 31, 2007 (the "Annual Report") of The Shaw Group Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and we have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

d. disclosed in this Annual Report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ J. M. BERNHARD, JR.

J. M. Bernhard, Jr.
Chief Executive Officer

Date: December 5, 2007

EXHIBIT 31.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER OF THE SHAW GROUP INC.
PURSUANT TO 15 U.S.C. SECTION 7241, AS ADOPTED
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Brian K. Ferraioli, Chief Financial Officer of The Shaw Group Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended August 31, 2007 (the "Annual Report") of The Shaw Group Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

d. disclosed in this Annual Report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BRIAN K. FERRAIOLI

Brian K. Ferraioli
Chief Financial Officer

Date: December 5, 2007

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF THE SHAW GROUP INC. PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Shaw Group Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J.M. Bernhard, Jr., Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

/s/ J. M. BERNHARD, JR.

J. M. Bernhard, Jr.
Chief Executive Officer

Date: December 5, 2007

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER OF THE SHAW GROUP INC. PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Shaw Group Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian K. Ferraioli, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

/s/ BRIAN K. FERRAIOLI

Brian K. Ferraioli
Chief Financial Officer

Date: December 5, 2007

The Shaw Group Inc.

4171 Essen Lane
Baton Rouge, Louisiana 70809
225.932.2500
www.shawgrp.com

BOARD OF DIRECTORS

J.M. Bernhard, Jr.
Chairman, President and
Chief Executive Officer
The Shaw Group Inc.
Baton Rouge, Louisiana

James F. Barker
President
Clemson University
Clemson, South Carolina

Thos. E. Capps
Retired
Dominion Resources, Inc.
Richmond, Virginia

L. Lane Grigsby
Chairman
Cajun Industries, LLC
Baton Rouge, Louisiana

Daniel A. Hoffler
Chairman
Armada Hoffler
Virginia Beach, Virginia

David W. Hoyle
State Senator and
Real Estate Developer
Gastonia, North Carolina

Michael J. Mancuso
Retired
General Dynamics Corporation
Great Falls, Virginia

Albert D. McAlister
Attorney
McAlister & McAlister, P.A.
Laurens, South Carolina

Charles E. Roemer, III
President and Chief Executive Officer
Business First Bank
Baton Rouge, Louisiana

EXECUTIVE MANAGEMENT TEAM

J.M. Bernhard, Jr.
Chairman, President and
Chief Executive Officer

Brian K. Ferraioli
Executive Vice President and
Chief Financial Officer

Gary P. Graphia
Executive Vice President,
Corporate Development
and Strategy

Richard F. Gill
Executive Vice President,
Chairman of the Executive
Committee and President,
Power Group

Clifton S. Rankin
General Counsel and
Corporate Secretary

David L. Chapman, Sr.
President, Fabrication &
Manufacturing Group

Lou Pucher
President, Energy & Chemicals
Group

Ronald W. Oakley
President, Environmental &
Infrastructure Group

David P. Barry
President, Nuclear Division of the
Power Group

R. Monty Glover
President, Fossil Division of the
Power Group

D. Ron McCall
President, Maintenance Group

Robert L. Belk
Executive Vice President

Dirk J. Wild
Vice President and
Chief Accounting Officer

Michael J. Kershaw
Senior Vice President and
Corporate Controller

CORPORATE INFORMATION

Corporate Office
4171 Essen Lane
Baton Rouge, Louisiana 70809
225.932.2500

Investor Relations
Certain shareholder records are maintained at the Company's corporate office in Baton Rouge, Louisiana. Inquiries may be directed to the Investor Relations Department.

Stock Listing
New York Stock Exchange
Symbol: SGR

Annual Meeting
The annual meeting of shareholders will be held at 9:00 a.m. CST on January 29, 2008 at the Shaw Center for the Arts, 100 Lafayette Street, Baton Rouge, Louisiana.

Transfer Agent & Registrar
American Stock Transfer &
Trust Company
10150 Mallard Creek Road
Suite 307
Charlotte, North Carolina 28262
718.921.8520

Auditors
KPMG LLP
450 Laurel St.
Suite 1700
Baton Rouge, Louisiana 70801

We have filed with the Securities and Exchange Commission the required certifications related to our consolidated financial statements as of and for the year ended August 31, 2007. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended August 31, 2007. Additionally we have also provided to the New York Stock Exchange, the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.


Shaw® The Shaw Group Inc.®

4171 ESSEN LANE
BATON ROUGE, LOUISIANA 70809

NOTICE OF THE 2008 ANNUAL MEETING OF SHAREHOLDERS

The 2008 Annual Meeting of Shareholders of The Shaw Group Inc. will be held at The Shaw Center for the Arts, 100 Lafayette Street, Baton Rouge, Louisiana, on January 29, 2008, at 9:00 a.m. Central Standard Time to consider and act upon:

(1) the election of eight members to our Board of Directors, each for a one-year term;

(2) a proposal to ratify the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2008; and

(3) transact such other business, including action on shareholder proposals, as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Our Board of Directors has fixed the close of business on December 7, 2007, as the record date to determine our shareholders who are entitled to notice of and to vote at the Annual Meeting. In the event there are insufficient votes for a quorum or to approve items of business at the time of the Annual Meeting, the Annual Meeting may be adjourned to permit further solicitation of proxies.

Even if you plan to attend the Annual Meeting, please sign, date and return the enclosed proxy card to us in the enclosed postage-paid envelope as soon as possible to ensure that your shares are voted at the Annual Meeting. If you attend the Annual Meeting, you may withdraw any previously submitted proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Clifton S. Rankin,
General Counsel and Corporate Secretary

December 26, 2007
Baton Rouge, Louisiana

TABLE OF CONTENTS

THE SHAW GROUP INC.®
4171 Essen Lane
Baton Rouge, Louisiana 70809

PROXY STATEMENT

INFORMATION ABOUT THE SHAW GROUP INC.

The Shaw Group Inc. ("Shaw," "we," "us," "our") was founded in 1987 by James M. Bernhard, Jr., Chief Executive Officer and President, and two colleagues as a fabrication shop in Baton Rouge, Louisiana. We have evolved into a diverse engineering, technology, construction, fabrication, environmental and industrial services organization. We provide our services to a diverse customer base that includes multinational oil companies, industrial corporations, regulated utilities, independent and merchant power producers, government agencies and equipment manufacturers. The address of our principal executive office is 4171 Essen Lane, Baton Rouge, Louisiana 70809 and our telephone number is (225) 932-2500. Our website is located at *http://www.shawgrp.com*. Information contained on our website does not constitute part of this proxy statement.

GENERAL INFORMATION ABOUT THE MEETING

Why am I receiving this proxy statement?

We are furnishing this proxy statement to you in connection with the solicitation of proxies by our Board of Directors (our "Board") for use at the 2008 Annual Meeting of Shareholders to be held on January 29, 2008, and at any adjournments or postponements thereof.

On December 26, 2007, we commenced mailing to our shareholders: (1) this proxy statement, (2) the accompanying proxy card and voting instructions, and (3) a copy of our Annual Report on Form 10-K for the fiscal year ended August 31, 2007, which includes our audited financial statements.

What is a proxy? A proxy is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy, the document in which you make that designation is also called a proxy.

What is a proxy statement? This document is a proxy statement. It is a document that we are required by law to give you when we ask you to name a proxy to vote your shares. We encourage you to read this proxy statement carefully.

What is the purpose of the meeting?

The purpose of the 2008 Annual Meeting of Shareholders is to obtain shareholder action on the matters outlined in the notice of meeting included with this proxy statement. These matters include: (1) the election of eight directors each for a one-year term expiring at the next Annual Meeting of Shareholders or until his successor is duly elected and has been qualified; (2) the ratification of the appointment by our Audit Committee of KPMG LLP as our independent registered public accounting firm for fiscal year 2008; and (3) the transaction of other business, including action on shareholder proposals, as may properly come before the Annual Meeting and any adjournment or postponement thereof. This proxy statement provides you with detailed information about each of these matters.

What is a record date and who is entitled to vote at the meeting?

The record date for the shareholders entitled to vote at the 2008 Annual Meeting is December 7, 2007. The record date was established by our Board as required by the laws of the State of Louisiana, our state of incorporation. Owners of record of shares of Shaw common stock at the close of business on the record date are entitled to receive notice of the 2008 Annual Meeting and to vote at the 2008 Annual Meeting and at any adjournments or postponements thereof. You may vote all shares that you owned on the record date.

How many shares can be voted and what is a quorum?

You are entitled to one vote for each share of Shaw common stock that you own as of the close of business on the record date, December 7, 2007. Only our common stock has voting rights. On the record date, there were 81,725,601 shares outstanding and entitled to vote at the 2008 Annual Meeting and approximately 737 holders of record.

A quorum is the minimum number of shares that must be represented in person or by proxy in order for us to conduct the 2008 Annual Meeting. The attendance by proxy or in person of holders of a majority of the shares of common stock entitled to vote at the 2008 Annual Meeting, or 40,862,801 shares of common stock based on the record date of December 7, 2007, will constitute a quorum to hold the Annual Meeting. If you grant your proxy by proxy card, your shares will be considered present at the 2008 Annual Meeting and part of the quorum.

Proxies that are voted "FOR," "AGAINST" or "WITHHELD FROM" a matter are treated as being present at the Annual Meeting for purposes of establishing a quorum and also treated as shares "represented and entitled to vote" at the Annual Meeting with respect to such matter.

Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions occur when shareholders are present at the Annual Meeting but choose to withhold their vote for any of the matters upon which the shareholders are voting. "Broker non-votes" occur when other holders of record (such as banks and brokers) that hold shares on behalf of beneficial owners do not receive voting instructions from the beneficial owners before the Annual Meeting and do not have discretionary authority to vote those shares. The effect of abstentions and broker non-votes on each proposal is set forth in more detail under "What are my voting choices and what is the required vote?", "What happens if I return an unmarked proxy card?" and "How will my shares be voted if I do not provide instructions to my broker?"

What is the difference between a "record holder" and an owner holding shares in "street name?"

If your shares are registered directly in your name, you are a *"record holder."* You are a record holder if you hold a stock certificate or if you have an account directly with our transfer agent, American Stock Transfer & Trust Company. If your shares are held in a brokerage account, by a broker, bank or other holder of record, your shares are held in *"street name"* and you are considered the beneficial owner of those shares.

How do I vote if I am a record holder?

Voting by mail. You can vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-paid return envelope provided.

Voting in person at the meeting. If you plan to attend the Annual Meeting, you can vote in person. To vote in person at the Annual Meeting, you will need to bring with you to the Annual Meeting proper personal identification and evidence of your share ownership. We encourage you, however, to vote in advance by mail, to assure your shares are voted at the meeting.

How do I vote if my shares are held in "street name?"

Voting over the Internet, by telephone or by mail. You have the right to direct your broker, bank or other nominee on how to vote, and you should vote your shares using the method directed by your broker, bank or other nominee. In addition to voting by mail, a large number of banks and brokerage firms are participating in online or telephonic voting programs. These programs provide eligible "street name" shareholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in such programs.

Voting in person at the meeting. If you plan to attend the Annual Meeting and to vote in person, you should contact your broker, bank or other nominee to obtain a broker's proxy and bring it, together with proper personal identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting. We encourage you, however, to vote in advance, even if you plan to attend, to assure your shares are voted at the meeting.

Can I revoke my proxy or change my vote?

If you are a record holder, you may revoke your proxy or change your vote at any time before it is voted at the Annual Meeting. There are several ways you can do this:

- By sending a written notice of revocation to our Corporate Secretary at The Shaw Group Inc., 4171 Essen Lane, Baton Rouge, Louisiana 70809;
- By duly signing and delivering a proxy card that bears a later date; or
- By attending the Annual Meeting and voting in person by ballot.

If your shares are held in street name, you must contact your broker, bank or other nominee to revoke your proxy or change your vote.

What are my voting choices and what is the required vote?

By giving us your proxy, you authorize the proxy holders, J.M. Bernhard, Jr. and Brian K. Ferraioli, to vote your shares at the 2008 Annual Meeting or at any adjournments or postponements thereof in the manner you indicate.

Proposal 1: Election of Directors. We have nominated eight directors for election at the 2008 Annual Meeting. We did not receive advance notice in accordance with our by-laws of any shareholder nominees for directors, and as a result, no shareholder nominations for director will be entertained at the Annual Meeting. Article III of our by-laws provides that directors are elected by a plurality of the votes cast. The eight nominees receiving the highest number of affirmative votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote will be elected as members of our Board. There is no cumulative voting. The withholding of authority by a shareholder (including broker non-votes) will not be counted in computing a plurality, and will have no effect on the results of the election of directors.

With respect to the proposal to elect eight nominees for director, you may:

- Vote **"FOR"** the election of all nominees for director named in this proxy statement;
- **"WITHHOLD"** authority to vote for one or more nominees for director named in this proxy statement; or
- **"WITHHOLD"** authority to vote for all of the nominees named in this proxy statement.

Proposal 2: Ratification of the Appointment of Independent Registered Public Accounting Firm. With respect to the proposal to ratify the appointment by our Audit Committee of KPMG LLP as our independent registered public accounting firm for fiscal year 2008, you may:

- Vote **"FOR"** ratification;
- Vote **"AGAINST"** ratification; or
- **"ABSTAIN"** from voting on the proposal.

The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on this proposal will be required to ratify our Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm. Abstaining from voting on this matter will have the effect of a vote **"AGAINST"** ratification of the appointment of the independent registered public accounting firm.

What is the Shaw Board's voting recommendation?

The Shaw Board of Directors recommends that you vote your shares **"FOR"** the election of all eight of its nominees for director and **"FOR"** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm.

How do I vote my shares held in the Shaw 401(k) Plan?

If you are a participant in The Shaw Group Inc. 401(k) Plan and you own shares of Shaw common stock through the 401(k) Plan, the proxy/voting instruction card sent to you by our transfer agent will also serve as a voting instruction card to the trustee of the 401(k) Plan for all shares of our common stock you own through the 401(k) Plan. If you do not provide voting instructions for these shares, as directed by the terms of the 401(k) Plan, we intend to instruct the trustee, in our capacity as plan administrator of the 401(k) Plan, to vote these shares in the same proportion as the shares for which other participants have timely provided voting instructions.

What happens if I return an unmarked proxy card?

If you return your proxy card with no votes marked, your shares will be voted as recommended by our Board as follows:

- **"FOR"** the election of all eight of the nominees for director named in this proxy statement; and
- **"FOR"** the ratification of the appointment by our Audit Committee of KPMG LLP as our independent registered public accounting firm for fiscal year 2008.

With respect to other matters that may properly be brought before the Annual Meeting, your shares will be voted in the discretion of the proxy holders.

How will my shares be voted if I do not provide instructions to my broker?

It is possible for a proxy to indicate that some of the shares represented are not being voted with respect to certain proposals. This occurs, for example, when a broker, bank or other nominee does not have discretion under the New York Stock Exchange (the "NYSE") rules to vote on a matter without instructions from the beneficial owner of the shares and has not received such instructions. In these cases, non-voted shares will not be considered present and entitled to vote with respect to that matter, although they may be considered present and entitled to vote for other purposes and will be counted in determining the presence of a quorum. Accordingly, if a quorum is present at the meeting, non-voted shares concerning a particular proposal will not affect the outcome of that proposal. Under the NYSE rules, brokers, banks or other nominees have discretionary voting power to vote without receiving voting instructions from the beneficial owner on "routine" matters but not on "non-routine" matters. Under the rules of the NYSE as currently in effect, routine matters include, among other things, the election of directors in an uncontested election and the ratification of the appointment of the independent registered public accounting firm. This means that if you hold your shares through a broker, bank or other nominee, and you do not provide voting instructions by the tenth day before the Annual Meeting, the broker, bank or other nominee has the discretion to vote your shares on these matters.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, it means you own shares in multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is American Stock Transfer & Trust Company, which may be reached by telephone at (800) 937-5449 or over the Internet at *http://www.amstock.com.*

Who is participating in this proxy solicitation and who will pay for its cost?

We will bear the entire cost of soliciting proxies, including the cost of preparation, assembly, printing and mailing of the proxy statement, the proxy card and any additional materials furnished to our shareholders. In addition to this proxy statement, we request and encourage brokers, custodians, nominees and others to supply proxy materials to shareholders, and, upon request, we will reimburse them for their expenses. Our officers, directors and employees may, by letter, telephone, electronic mail or in person, make additional requests for the return of proxies. These persons will not receive any additional compensation for assisting in the solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. We have also engaged Georgeson Inc. to assist in the solicitation of proxies for a fee of $7,000 plus reimbursement of out-of-pocket expenses. We will also reimburse brokers and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to our shareholders in accordance with the fee schedule approved by the NYSE.

May I access this year's proxy statement and annual report over the Internet?

This proxy statement and our Annual Report on Form 10-K for the fiscal year ended August 31, 2007, are available on our website, at *http://www.shawgrp.com* on the "Investor Relations" page under the "Governance" link.

Who will tabulate and oversee the vote?

Representatives of our transfer agent, American Stock Transfer & Trust Company, will assist in the tabulation and oversight of the vote.

Where can I find the voting results of the Annual Meeting?

We intend to announce the preliminary voting results at the Annual Meeting and to publish final results in our Quarterly Report on Form 10-Q for the second quarter of fiscal year 2008, which we will file with the Securities and Exchange Commission (the "SEC") and make available on our website at *http:www.shawgrp.com.*

May I propose actions for consideration at the next annual meeting of shareholders or nominate individuals to serve as directors?

You may submit proposals for consideration at future shareholder meetings, including director nominations. Please see "Corporate Governance — Process for Nominating Potential Director Candidates" and "Proposals for 2009 Annual Meeting of Shareholders" for more details.

Whom should I contact with questions about the Annual Meeting?

If you have any questions about this proxy statement or the Annual Meeting, please contact our Corporate Secretary, Clifton S. Rankin, at 4171 Essen Lane, Baton Rouge, Louisiana 70809 or by telephone at (225) 932-2500.

CORPORATE GOVERNANCE

Corporate Governance Principles

Our Board has formally adopted written Principles on Corporate Governance (a current copy of which may be found on our website at *http://www.shawgrp.com* on the "Investor Relations" page under the "Governance" link) to assure that our Board has the necessary authority and practices in place to review and evaluate our business operations as needed and to assure that our Board is focused on shareholder value. Our Principles on Corporate Governance set forth the practices our Board follows with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance and succession planning, and board committees and compensation. In November 2007, our Board approved an amendment to the Principles on Corporate Governance, which is described below.

Limitation on Public Company Board Service. In November 2007, a decision was made to increase the maximum number of public boards (including ours) on which our directors may serve from three to four.

A summary of certain other governance principles and other corporate governance matters is set forth below.

Director Independence

The NYSE listing standards and our Principles of Corporate Governance require us to have a Board of Directors with at least a majority of independent directors. Our Board has determined that a majority of our directors (seven of nine) qualify as "independent" directors pursuant to the rules adopted by the SEC, the NYSE listing standards and our Principles of Corporate Governance. A current copy of our Principles of Corporate Governance may be found on our website at *http://www.shawgrp.com* on the "Investor Relations" page under the "Governance" link.

In determining independence, each year our Board affirmatively determines whether our directors have no "material relationship" with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). When assessing the "materiality" of a director's relationship, our Board considers all facts and circumstances, not just from the director's viewpoint, but from that of the persons or organizations with which the director has an affiliation, and the frequency and regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business and whether the services are being provided substantially on the same terms to us as those prevailing at the time from unrelated third parties for comparable transactions. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. Applying this analysis, our Board has determined that the following directors qualify as independent, because they have no relationship with us of any nature (other than being a director and/or shareholder of ours): James F. Barker, Thos. E. Capps, Daniel A. Hoffler, David W. Hoyle, Michael J. Mancuso, Albert D. McAlister and Charles E. Roemer, III.

J.M. Bernhard, Jr., our Chief Executive Officer, and L. Lane Grigsby are our non-independent directors. See "Transactions with Related Persons" for additional information regarding our transactions with Mr. Grigsby.

Executive Sessions; Presiding Director

Our non-management directors met separately four times at regularly scheduled executive sessions during fiscal year 2007 and will continue to do so without any member of management being present. The chairman of our Nominating and Corporate Governance Committee, David W. Hoyle, served as presiding director at each executive session during fiscal year 2007.

Meetings of Independent Directors; Presiding Director

Our independent directors met separately four times during fiscal year 2007 in non-management executive sessions as noted above. The chairman of our Nominating and Corporate Governance Committee, David W. Hoyle, in his capacity as lead director, served as presiding director at each meeting of the independent directors during fiscal year 2007. The independent directors will continue to meet in executive sessions without any members of management or any non-independent directors being present, pursuant to the rules promulgated by the NYSE.

Communications with our Board of Directors

General. Shareholders and other interested parties wishing to contact our non-management directors may do so by sending an e-mail to *board@shawgrp.com*, or by writing to them at the following address: Board of Directors, 4171 Essen Lane, Baton Rouge, Louisiana 70809. All e-mails and letters received by either of these two methods are categorized and processed by our Director of Internal Audit or Chief Compliance Officer and then forwarded to our non-management directors. For additional information, please see our website at *http://www.shawgrp.com* on the "Investor Relations" page under the "Governance" link.

Accounting, Internal Control and Auditing Matters. Our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding questionable accounting, internal control and auditing matters. An employee may file a complaint through several different avenues, which include (1) our Board of Director e-mail account (*board@shawgrp.com*); (2) our Speak Up line (1-888-337-7499); or (3) internally reporting the matter to an employee, officer or other person within Shaw. Our Chief Compliance Officer is responsible for monitoring the process and reporting of complaints to the Audit Committee that are received through the Speak Up line or Board e-mail account, as well as any complaints or related matters that come to the attention of our Chief Compliance Officer through other means. The complaints are logged into a database and tracked on several different data points such as closure, merit or no-merit and business unit. Each complaint is investigated by the appropriate personnel, which may include human resources, internal audit, compliance, safety or legal. The determination of the complaint is entered into the database and any appropriate action needed is reviewed with the business line affected by the complaint. Reports of these complaints are made monthly to: (a) our Compliance Council (a group composed of representatives of each of our principal business lines and headed by our

Chief Compliance Officer), (b) our executive management and (c) our independent registered public accounting firm. Quarterly reports of the complaints are made to the Audit Committee unless our Compliance Council believes a specific matter should be reported sooner.

Process for Nominating Potential Director Candidates

The Nominating and Corporate Governance Committee has a policy governing director nominations. In considering candidates for our Board, the Nominating and Corporate Governance Committee considers the entirety of each candidate's credentials. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of our Board may vary in light of its composition and the Nominating and Corporate Governance Committee's perceptions about future issues and needs. However, while the Nominating and Corporate Governance Committee does not maintain a formal list of qualifications, in making its evaluation and recommendation of candidates, the Nominating and Corporate Governance Committee may consider, among other factors, diversity, age, skill, experience in the context of the needs of our Board, independence qualifications and whether prospective nominees have relevant business and financial experience, have industry or other specialized expertise and have high moral character. In November 2007, our Board revised our Principles on Corporate Governance to provide that none of our directors may serve on more than four public company boards of directors, including ours.

The Nominating and Corporate Governance Committee may consider candidates for our Board from any reasonable source, including from a search firm engaged by the Nominating and Corporate Governance Committee or shareholder recommendations (provided the procedures set forth below are followed). The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate is recommended by a shareholder or not. However, in evaluating a candidate's relevant business experience, the Nominating and Corporate Governance Committee may consider previous experience as a member of our Board.

A shareholder or a group of shareholders may recommend potential candidates for consideration by the Nominating and Corporate Governance Committee by sending a timely written request to our Corporate Secretary at our principal executive offices, 4171 Essen Lane, Baton Rouge, Louisiana 70809. To be timely, a shareholder's or group of shareholders' written request must be delivered to or mailed and received at our principal executive offices not earlier than the 150th calendar day and not later than the 120th calendar day before the first anniversary of the date that our proxy statement was released to security holders in connection with the preceding year's annual meeting. To be in proper written form, the request of a shareholder or group of shareholders must set forth in writing (1) as to each person whom the shareholder or group recommends for election as a director, all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including, without limitation, the person's name, contact information, biographical information and qualifications and each person's written consent to being named in the proxy statement as a nominee and to serving as a director if nominated and elected; and (2) as to the shareholder or group of shareholders making the recommendation, the (a) the name and address, as they appear on our books, of the shareholder and (b) the class and number of our securities that each shareholder beneficially owns and the period of time each shareholder has beneficially owned the securities. Additional information may be requested from time to time by the Nominating and Corporate Governance Committee from the person recommended as a director or the shareholder or group of shareholders making the recommendation.

The shareholder recommendation procedures described above do not preclude a shareholder of record from making nominations of directors or making proposals at any annual shareholder meeting provided they comply with the requirements described in "Proposals for 2009 Annual Meeting of Shareholders" below.

Director Attendance at Annual Meetings

We do not have a policy requiring our Board members to attend our annual meetings, although they are encouraged to do so. Two of our present Board members attended last year's annual meeting.

Codes of Conduct

Our Board of Directors has formally adopted The Shaw Group Inc. Code of Corporate Conduct and The Shaw Group Inc. Insider Trading Policy, which apply to all of our employees, officers and directors. Our Board of Directors has also formally adopted a separate Code of Ethics for the Chief Executive Officer and Senior Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and all other senior financial and accounting officers. Copies of these codes are available on our website at *http://www.shawgrp.com* on the "Investor Relations" page under the "Governance" link.

Governance Documents

We will provide printed copies of the charters of our Audit, Compensation and Nominating and Corporate Governance Committees, as well as our Principles of Corporate Governance, Code of Corporate Conduct, Insider Trading Policy and our Code of Ethics for Chief Executive Officer and Senior Financial Officers, to any shareholder without charge upon request. Requests for these documents may be made to our Chief Compliance Officer, 4171 Essen Lane, Baton Rouge, Louisiana 70809 or by telephone at (225) 932-2500. These documents are also available on our website at *http://www.shawgrp.com* on the "Investor Relations" page under the "Governance" link.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is now, or at any time has been, employed by or served as an officer of Shaw or any of its subsidiaries or had any substantial business dealings with Shaw or any of its subsidiaries. None of our executive officers is now, or at any time has been, a member of the compensation committee or board of directors of another entity, one of whose executive officers has been a member of the Compensation Committee of our Board.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures

Our current process for identifying related person transactions occurs through an annual survey of all employees requesting disclosure of existing related person transactions as well as questions on subcontractor pre-qualification forms that request disclosure of any relationships with our employees, officers and directors. In addition, our Code of Corporate Conduct requires employees to avoid conflicts of interest and disclose any potential conflicts of interests. If potential related person transactions are identified, they are reviewed for compliance with the Code of Corporate Conduct by the Chief Compliance Officer. If a waiver of the Code of Corporate Conduct is requested, the waiver must be approved by the Chief Compliance Officer and would be reported to the Nominating and Corporate Governance Committee quarterly. If a waiver of a Code of Corporate Conduct provision is requested for an executive officer or Board member, the waiver must be approved by the Nominating and Corporate Governance Committee. Our Board intends to consider adopting a formal written policy covering related person transactions, and our policies and procedures in respect of these transactions during fiscal year 2008.

Transactions

Transaction with Mr. Bernhard's Brother. In January 2003, our subsidiary, Stone & Webster, Inc., was awarded a subcontract to perform engineering services for Bernhard Mechanical Contractors, Inc. (the "Related Company") for whom an executive officer and a significant owner is the brother to J.M. Bernhard, Jr., our Chairman, President and Chief Executive Officer for total consideration of approximately $2 million. In connection with the services agreement, we entered into a guaranty agreement with the Related Company under which we agreed, under certain circumstances, to guarantee the payment of certain sums that may be owed by the Related Company to its customer, Louisiana State University and Agricultural and Mechanical College, under a performance-based services and equipment contract. That guaranty, by its terms, may be assigned by the Related Company to its customer. We also entered into an indemnification and fee agreement with the Related Company pursuant to which, among other things, the Related Company must pay us an annual fee in consideration for our entering into the guaranty agreement. The amount of the annual fee varies, but totals approximately $0.8 million over the 20-year term. Although we believe the likelihood that we will have to make any payments under the guaranty agreement is remote, we have recorded the guarantee at its fair value of approximately $0.3 million. We have the right, but not the obligation, to take over all of the Related Company's rights and obligations under its contract with the customer, if a demand by the customer under the contract with the Related Company ever occurs and remains unsatisfied. We expect that we will not be required to make any payments under the guaranty agreement, but the maximum potential amount of future payments (undiscounted) we could be required to make would be approximately $13 million over the 20-year term of the contract.

Subcontracts with Entities Controlled by Mr. Grigsby. During fiscal year 2007, we subcontracted a portion of our work, primarily related to construction services, with two companies owned by L. Lane Grigsby, a member of our Board. Payments made to these companies totaled approximately $2.7 million during fiscal year 2007 and no amounts were due to these companies as of August 31, 2007. We believe this subcontracted work was performed under similar terms as would have been negotiated with an unrelated party.

Watercraft Lease with Mr. McCall. During fiscal year 2007, we made payments of $10,000 per month to a corporation owned by D. Ron McCall, one of our executive officers, pursuant to a water craft lease entered into in 2002. The lease was made in connection with Mr. McCall's agreement to become employed by us, and expired on July 31, 2007.

Employment of Mr. Fatemizadeh's Brother. During fiscal year 2007, Ahmad Fatemizadeh, the brother of one of our former executive officers, Abe Fatemizadeh, was employed by us in our Energy & Chemicals Group. During fiscal year 2007, Mr. Ahmad Fatemizadeh received an annual salary of $324,324 and bonuses of $114,000 for total payments of $438,324. Mr. Fatemizadeh's employment with us was ended effective July 3, 2007. We believe that Mr. Fatemizadeh's compensation was reasonable and commensurate with his level of experience, expertise, responsibilities, duties and service to us.

Employment of Mr. Fatemizadeh's Brother-in-Law. During fiscal year 2007, Eric Dalvandi, the brother-in-law of one of our former executive officers, Abe Fatemizadeh, was employed by us as a project engineer. Mr. Dalvandi's total compensation in fiscal year 2007 was $148,916. We believe that Mr. Dalvandi's compensation is reasonable and commensurate with his level of experience, expertise, responsibilities, duties and service to us.

COMMITTEES OF OUR BOARD

Our Board of Directors held six meetings during fiscal year 2007 and acted pursuant to unanimous written consent in lieu of meeting five times. Our Board has the following standing committees: Audit, Compensation, Nominating and Corporate Governance and Executive. The following table shows the current membership of these committees. Each of the directors attended at least 75% of all meetings of the Board and 75% of all meetings of the Board committees on which he served during fiscal year 2007.

Name	Audit	Compensation	Nominating and Corporate Governance	Executive
J. M. Bernhard, Jr.				X
James F. Barker	X	X		X
Thos. E. Capps	X			
L. Lane Grigsby				
Daniel A. Hoffler		X*	X	
David W. Hoyle	X		X*	X
Michael J. Mancuso	X*			
Albert D. McAlister		X	X	X
Charles E. Roemer, III	X	X		

* Committee Chairman

Audit Committee

The Audit Committee of the Board provides oversight regarding our accounting, auditing and financial reporting practices. The Audit Committee met 15 times during fiscal year 2007, including periodic meetings held separately with our internal auditor and our independent registered public accounting firm, and acted pursuant to a unanimous written consent in lieu of meeting one time. The Audit Committee also reviews and discusses with management and our independent registered public accounting firm our annual and quarterly financial statements before they are filed, and the Chairman of the Audit Committee meets with management to discuss our earnings announcements. Our Board, in its business judgment, has determined that the Audit Committee is comprised entirely of directors who satisfy the standards of independence established under the SEC's rules and regulations, the NYSE listing standards and our Principles on Corporate Governance. Our Board has determined that each member of the Audit Committee has the requisite accounting and related financial management expertise under the NYSE listing standards. In addition, our Board has determined that Mr. Mancuso is qualified as an "audit committee financial expert" under the SEC's rules and regulations

Compensation Committee

The Compensation Committee of the Board reviews and approves our compensation philosophy and objectives covering corporate officers and other key management employees; reviews the competitiveness of our total compensation practices; determines the compensation and incentive awards to be paid to, and approves the compensation of, corporate officers and other key management employees; approves the terms and conditions of proposed incentive plans applicable to corporate officers and other key management employees; approves and administers our employee benefit plans; and reviews and approves, if appropriate, employment agreements, and severance and change in control arrangements for corporate officers and other key management employees. The Compensation Committee's complete roles and responsibilities are set forth in the written charter adopted by the Board, which can be found at www.shawgrp.com on the "Investor Relations" page under the "Governance" link.

Our Board, in its business judgment, has determined that the Compensation Committee is comprised entirely of directors who satisfy the standards of independence established under the SEC's rules and regulations, the NYSE listing standards and our Principles of Corporate Governance. The Compensation Committee met eight times during fiscal year 2007 and acted pursuant to a unanimous written consent in lieu of meeting one time.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board reviews and considers directorship policies and practices from time to time; evaluates potential director candidates and recommends qualified candidates to the full Board; advises the Board on composition of the Board and committees of the Board; directs all matters concerning the CEO succession plan and recommends and implements significant corporate governance matters. Our Board, in its business judgment, has determined that the Nominating and Corporate Governance Committee is comprised entirely of directors who satisfy the standards of independence established under the SEC's rules and regulations, the NYSE listing standards and our Principles on Corporate Governance. The Nominating and Corporate Governance Committee met six times during fiscal year 2007.

Executive Committee

In accordance with our by-laws, the Executive Committee manages our affairs, as necessary, between meetings of the Board. In practice, the Executive Committee meets infrequently and does not act except on matters that must be dealt with prior to the next scheduled Board meeting and in situations where the Board has not provided specific instructions. The Executive Committee met eight times during fiscal year 2007.

DIRECTOR COMPENSATION AND BENEFITS

Our Board compensation program is intended to attract and retain directors with demonstrated ability, integrity, judgment and experience to fulfill their responsibility to oversee management and to develop and oversee the implementation of strategies aimed at creating sustainable long-term value for our shareholders. The program is also intended to recognize the time commitments and liability associated with serving on the board of a public company.

The form and amount of director compensation is periodically reviewed and assessed by the Compensation Committee. The Compensation Committee reviews data concerning director compensation practices, levels and trends for companies comparable to us in revenue, businesses and complexity, which data is provided by consultants, including Hewitt Associates, LLC. Changes to director compensation, if any, are recommended by the Compensation Committee to the Board for action. Employee directors are not compensated for service as a director.

Retainers

Our non-employee directors currently receive the following fees, as applicable, for their services on our Board:

- $85,000 annual cash retainer, payable on a quarterly basis;
- $25,000 annual cash retainer, payable on a quarterly basis, for service as Chairman of the Audit Committee;
- $5,000 annual cash retainer, payable on a quarterly basis, for service as a member (other than Chairman) of the Audit Committee;
- $5,000 annual cash retainer, payable on a quarterly basis, for service as a member of the Compensation Committee;
- $5,000 annual cash retainer, payable on a quarterly basis, for service as a member of the Nominating and Corporate Governance Committee; and
- $5,000 annual cash retainer, payable on a quarterly basis, for service as lead director.

These fees were also paid during fiscal year 2007, except (1) the current $85,000 annual cash retainer was $75,000 for the portion of fiscal year 2007 prior to July 3, 2007 and (2) the $5,000 annual cash retainer for the Nominating and Corporate Governance Committee was not implemented until November 2, 2007 and was therefore not paid during fiscal year 2007.

Equity Awards

Under The Shaw Group Inc. 2005 Non-Employee Director Stock Incentive Plan, as amended (the "2005 Director Plan"), each non-employee director elected or re-elected to the Board at our Annual Meeting will receive, in addition to the annual cash retainers described above, a grant of phantom shares of our common stock and a grant of options to purchase an equal number of shares of our common stock. The aggregate number of shares of our common stock subject to the option and phantom stock awards is determined by dividing $75,000 by the closing market price of a share of our common stock on the date of the director's election or re-election to our Board. 50% of the aggregate number of shares will be subject to the option grant and 50% of the aggregate number of shares will be awarded as phantom shares (in each case rounded up to the nearest share). Based on the closing market price of $33.83 per share on the date of our 2007 Annual Meeting, each of our non-employee directors received options to purchase 1,109 shares of our common stock and an award of 1,109 phantom shares of our common stock. Effective July 3, 2007, the calculation of aggregate number of shares of common stock subject to these equity awards will be calculated using $85,000 instead of $75,000.

The options vest in their entirety one year from the date of award and have an exercise price equal to the closing market price of our common stock on the date of award. The phantom stock award vests in three equal annual installments beginning on the first anniversary of the grant date; provided that, in the event a director ceases to be a Board member at any time after the one year anniversary date of the award, the vesting of the entire award is automatically accelerated, so that all shares will immediately vest. Upon vesting of a portion of a phantom stock award, the non-employee director will receive the number of shares of common stock subject to the portion of the award that vested. The 2005 Director Plan superseded and replaced our 1996 Non-Employee Director Stock Option Plan.

Mr. Mancuso was not entitled to participate in the 2005 Director Plan at the time of his appointment to the Board in August 2006, and our Board agreed to pay him in cash through January 2007 a pro rata portion of the equity value he would otherwise have been entitled to receive under the Director Plan. In addition, Mr. Capps was not entitled to participate in the 2005 Director Plan at the time of his appointment to the Board in July 2007, and the Board agreed to pay him in cash through January 2008, a pro rata portion of the equity value he would otherwise have been entitled to receive under the 2005 Director Plan.

Reimbursement

We reimburse each non-employee director for travel and out-of-pocket expenses incurred in connection with attendance at Board and committee meetings and other meetings on our behalf and for the costs and expenses of attending director education programs.

Fiscal Year 2007 Compensation of Non-Employee Directors

The following table sets forth information regarding compensation to each of our non-employee directors for fiscal year 2007.

Director Compensation for the Fiscal Year Ended August 31, 2007

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	All Other Compensation (4)	Total
James F. Barker	$ 84,583	$37,519	$27,311	$650	$150,063
Thos. E. Capps(5)	26,667	—	—	—	26,667
L. Lane Grigsby	76,667	37,519	19,179	650	134,015
Daniel A. Hoffler	81,667	37,519	19,179	650	139,015
David W. Hoyle	86,667	37,519	19,179	650	144,015
Michael J. Mancuso	122,276	21,885	9,916	650	154,727
Albert D. McAlister	81,667	37,519	19,179	650	139,015
Charles E. Roemer, III	95,000	37,519	23,243	650	156,412
John W. Sinders, Jr.(5)	31,250	15,634	9,263	283	56,430

(1) Amounts shown in this column reflect the total cash compensation earned by or paid to each director in fiscal year 2007 in connection with Board and committee retainers. Effective July 3, 2007, the annual cash retainer paid to directors for their services on our Board increased from $75,000 to $85,000.

(2) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended August 31, 2007, in accordance with Statement of Financial Account Standards No. 123R ("SFAS 123R"). Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Under SFAS 123R, the fair value of the phantom share awards is determined as of the date of grant using our closing market price on the date of grant. Amounts shown reflect the partial amortization of phantom shares granted in fiscal year 2007 as well as the partial amortization of phantom shares granted in prior years which were not fully vested. Prior to April 6, 2006, phantom shares vested over a one year period. Effective April 6, 2006, phantom shares vest in three equal annual installments, beginning on the first anniversary of the grant date; provided, however, in the event a director ceases to be a member of the Board after the one year anniversary of the grant date, the vesting of the phantom shares will be accelerated, and all shares will immediately vest. Therefore, for financial statement purposes, the total amount of expense related to these phantom shares is recorded over a one-year period from the date of grant rather than over the three-year

potential vesting period. Amounts reflect our accounting expense for these awards and do not correspond to the actual value that may be recognized by our directors.

As of August 31, 2007, our non-employee directors had the following aggregate number of unvested phantom shares: James F. Barker — 1,109; Thos E. Capps — 0; L. Lane Grigsby — 1,109; Daniel A. Hoffler — 1,109; David W. Hoyle — 1,109; Michael J. Mancuso — 1,109; Albert D. McAlister — 1,109; Charles E. Roemer, III — 1,109; John W. Sinders, Jr. — 0.

The grant date fair value of the phantom shares granted to each director during fiscal year 2007, as computed in accordance with SFAS 123R, is $37,519. All directors, except Messrs. Capps and Sinders, were granted phantom shares during fiscal year 2007.

(3) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended August 31, 2007, in accordance with SFAS 123R. Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Amounts shown reflect the partial amortization of stock options granted in fiscal year 2007 as well as the partial amortization of stock options granted in prior years that were not fully vested. Assumptions used in the calculation of these amounts are included in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2007. Amounts reflect our accounting expense for these awards and do not correspond to the actual value that may be recognized by our directors.

As of August 31, 2007, our non-employee directors held the following aggregate number of outstanding (vested and unvested) stock options: James F. Barker — 9,506; Thos E. Capps — 0; L. Lane Grigsby — 7,506; Daniel A. Hoffler — 2,178; David W. Hoyle — 19,506; Michael J. Mancuso — 1,109; Albert D. McAlister — 10,506; Charles E. Roemer, III — 11,006; John W. Sinders, Jr — 2,569.

The grant date fair value of the stock options granted to each director during fiscal year 2007, as computed in accordance with SFAS 123R, is $16,912. All directors, except Messrs. Capps and Sinders, were granted stock options during fiscal year 2007.

(4) Represents Christmas gifts given to our directors, excluding Messrs. Capps and Sinders. For Mr. Sinders, the amount represents a gift given in connection with his retirement from our Board.

(5) Mr. Capps became a director on July 2, 2007. Mr. Sinders ceased to be a director on January 30, 2007. Accordingly, each of these directors received a pro-rated amount of the appropriate Board and committee retainers during fiscal year 2007.

Stock Ownership Policy for Non-Employee Directors

Our Board has not adopted specific stock ownership guidelines for our non-employee directors, but our Principles of Corporate Governance provide that directors should own a reasonable number of shares of our common stock, which is encouraged under the 2005 Director Plan.

PROPOSAL 1 — ELECTION OF DIRECTORS

Nominees

Our articles of incorporation provide that our Board shall consist of not less than three nor more than 15 directors, the exact number of directors to be determined from time to time by the Board, or by the affirmative vote of the holders of 50% or more of the voting power of our common stock. The authorized number of directors is presently fixed at nine. Effective as of the date of the 2008 Annual Meeting, our Board has authorized a reduction in this number from nine to eight, as only eight persons have been nominated for election to our Board at the 2008 Annual Meeting. Governor Roemer will remain as a member of our Board only through the date of the 2008 Annual Meeting.

Each of the director nominees has been previously elected by our shareholders except Mr. Thos. E. Capps, who was appointed as director by our Board on July 2, 2007. Mr. Capps was introduced to our Nominating and Corporate Governance Committee for consideration of him by Mr. Hoffler.

Our directors are elected each year by the shareholders. The Nominating and Corporate Governance Committee has recommended to our Board, and our Board has unanimously nominated, eight individuals for election as directors at the Annual Meeting.

Each director nominee is to be elected for a one-year term and to serve until the next Annual Meeting of Shareholders or until his successor is elected and has been qualified; provided, however, that if the number of directors is ever increased to 12 or more, then, pursuant to article III, section 2 of our by-laws, at the next shareholders' meeting at which directors are to be elected, the Board of Directors will be divided into three classes, and directors will serve staggered three year terms.

The enclosed form of proxy provides the proxies with discretionary power with respect to the election of the nominees for director listed in this proxy statement, but does not provide the proxies with any authority to vote for the election of any person as a director other than the persons named in this proxy statement unless, for some reason we do not know as of the date hereof, one or more of the nominees should become unavailable. In that event, we intend that the proxies would vote for one or more substitute nominees designated by our Board prior to the Annual Meeting. Our Board has no reason to believe that any director nominee will be unable or unwilling to serve. To be elected as a director, a nominee must receive a plurality of the votes cast at the Annual Meeting by the holders of common stock. The eight nominees receiving the most votes will be elected as members of our Board.

Biographical summaries for the director nominees appear below, and data with respect to the number of shares of our common stock owned by them as of November 30, 2007, is set forth under the section entitled "Security Ownership of Management."

J. M. Bernhard, Jr., age 53, our founder, has been our Chief Executive Officer and a director since our inception in August 1987. Mr. Bernhard served as our President from our inception until September 2003, and was recently re-elected as President in November 2006. He has been Chairman of our Board since August 1990. Prior to founding Shaw, Mr. Bernhard was Vice President and General Manager of Sunland Services, a state-of-the-art pipe fabrication company, which was later acquired by Shaw. Mr. Bernhard received the Ernst & Young "U.S. Entrepreneur of the Year" Award in 2001, and he was inducted into the LSU Alumni Association Hall of Distinction in 2006. He is also a member of numerous other trade and civic organizations. He graduated from Louisiana State University in 1976 with a degree in Construction Management.

James F. Barker, age 60, has served as a director since January 2004. Mr. Barker has served as president of Clemson University since October 1999. He earned his bachelor of architecture degree from Clemson in 1970 and his master of architecture and urban design degree from Washington University in St. Louis in 1973. Before returning to Clemson in 1986 to serve as dean of the College of Architecture, he was dean of the School of Architecture at Mississippi State University.

Thos. E. Capps, age 71, was appointed to a newly created ninth director position by our Board on July 2, 2007. Mr. Capps is a new nominee for director to our Board. Mr. Capps is the retired Chairman of the Board of Directors, President and Chief Executive Officer of Dominion Resources, Inc. (NYSE: D), a power and energy company that supplies electricity, natural gas and other energy sources and operates generation facilities, where he served from 1984 to 2007. Mr. Capps is a member of the board of visitors of the College of William & Mary; the board of trustees of the University of Richmond; the board of trustees of the Virginia Foundation for Independent Colleges, and the boards of directors of Amerigroup Corp. of Virginia Beach, a managed-health care company, and Associated Electric & Gas Insurance Services Ltd., which operates as a non-assessable mutual insurance company in the United States offering insurance and risk management products and services to the utility and related energy industry.

L. Lane Grigsby, age 66, has served as a director since January 1995. Mr. Grigsby is Chairman of the Board of Directors of Cajun Industries, LLC, a Louisiana construction firm, for which he also served as President and Chief Executive Officer from April 1973 until June 1994. He has over 35 years of experience in the industrial construction industry. He also serves as an officer and director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry.

Daniel A. Hoffler, age 59, has served as a director since January 2006. Mr. Hoffler is the Chairman of the Board of Directors of Armada Hoffler, a premier commercial real estate development and construction organization located in Virginia, which he founded over 25 years ago. Before founding Armada Hoffler, Mr. Hoffler was employed as Vice President of Marketing for Eastern International, Inc., a commercial real estate development and construction company specializing in construction of warehouse and office buildings. Prior to that, Mr. Hoffler was employed as a Regional Manager for Dun and Bradstreet. From 1992 through 1996, Mr. Hoffler served on the University of Virginia Board of Visitors. In 1987, he was chosen as the Outstanding Citizen of Hampton Roads, Virginia. In 1986, Mr. Hoffler was appointed to a five-year term to the Virginia Governor's Advisory Board for Industrial Development for the Commonwealth of Virginia.

David W. Hoyle, age 68, has served as a director since January 1995. For the past 25 years, he has been self-employed, primarily as a real estate developer. He has been a Senator in the North Carolina General Assembly since 1992. Senator Hoyle is the Chairman of the Board of Directors of Citizens South Banking Corporation, a bank holding company, and is Chairman of the Board of Directors of its wholly-owned subsidiary, Citizens South Bank. Senator Hoyle also serves as a director of several private corporations as well as of several civic, educational and charitable organizations.

Michael J. Mancuso, age 65, has served as a director since August 17, 2006, when our Board appointed him to serve in a newly created director position. Mr. Mancuso recently retired from General Dynamics Corporation (a market leader in mission-critical information systems and technologies; land and expeditionary combat systems, armaments and munitions; shipbuilding and marine systems and business aviation) where he was employed since 1993, serving as Senior Vice President and Chief Financial Officer since 1994. Mr. Mancuso also serves on the board of directors for SPX Corporation (NYSE: SPW), a publicly-held industrial manufacturer headquartered in Charlotte, North Carolina, LSI Corporation (NYSE: LSI), a publicly-held leading provider of silicon, systems and software technologies headquartered in Milpitas, California and CACI International Inc. (NYSE: CAI), a publicly-held information technology and communications solutions company headquartered in Arlington, Virginia.

Albert D. McAlister, age 56, has served as a director since April 1990. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A. in Laurens, South Carolina.

Required Vote

The eight nominees receiving the most votes cast at the Annual Meeting will be elected to our Board of Directors. The enclosed form of proxy provides a means for the shareholders to vote for all of the listed nominees for director, to withhold authority to vote for one or more of the nominees or to withhold authority to vote for all of the nominees. Each properly executed proxy received in time for the Annual Meeting will be voted as specified therein.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE EIGHT NOMINEES FOR DIRECTOR.

OUR EXECUTIVE MANAGEMENT TEAM

The following table provides information with respect to our current executive officers. Each executive officer has been elected to serve until his successor is duly appointed or elected by the Board of Directors or his earlier removal or resignation from office.

Name	Age	Position
J.M. Bernhard, Jr.	53	Chairman of the Board of Directors, President and Chief Executive Officer
David P. Barry	56	President of the Nuclear Division of the Power Group
Robert L. Belk	58	Executive Vice President
David L. Chapman, Sr.	61	President of the Fabrication & Manufacturing (F&M) Group
Brian K. Ferraioli	52	Executive Vice President and Chief Financial Officer
Richard F. Gill	64	Executive Vice President, Chairman of the Executive Committee and President of the Power Group
R. Monty Glover	54	President of the Fossil Division of the Power Group
Gary P. Graphia	45	Executive Vice President, Corporate Development and Strategy
Michael J. Kershaw	58	Senior Vice President and Corporate Controller
D. Ron McCall	59	President of the Maintenance Group
Ronald W. Oakley	57	President of the Environmental & Infrastructure (E&I) Group
Lou Pucher	64	President of the Energy & Chemicals (E&C) Group
Clifton S. Rankin	39	General Counsel and Corporate Secretary
Dirk J. Wild	40	Senior Vice President, Administration

J.M. Bernhard, Jr. — For biographical information on Mr. Bernhard, see "Proposal 1 — Election of Directors."

David P. Barry currently serves as President of the Nuclear Division of our Power Group. He joined us in March 2006 as the President of Shaw Stone & Webster Nuclear Services Division. Immediately prior to joining us, Mr. Barry was employed by Bechtel Corporation, a global engineering, construction and project management company, since December 1999, holding a number of positions including operations manager for Bechtel's offices in Frederick, Maryland, Baghdad, Iraq and London, England and business development manager for fossil power projects. Mr. Barry has over 30 years of experience in the engineering and construction industry.

Robert L. Belk currently serves as Executive Vice President. He joined us in October 1998, as our Executive Vice President and Chief Financial Officer and held this position until July 6, 2007. Mr. Belk served as one of our directors from January 2005 to January 2006, when he was not nominated for re-election.

David L. Chapman, Sr. currently serves as President of the Fabrication & Manufacturing Group. He joined us in April 2002 as President of our Fabrication & Manufacturing Division, which is now known as the Fabrication &, Manufacturing Group. Mr. Chapman has over 34 years of experience in the industrial fabrication business. From 1994 to 2002, Mr. Chapman was employed by Turner Industries Group, a large industrial contracting company, where he served as President of International Piping Systems, Turner International Piping Systems and International Painting Corporation.

Brian K. Ferraioli currently serves as Executive Vice President and Chief Financial Officer. He joined us in July 2007 as our Executive Vice President, Finance until October 2007, when he was appointed to his current position. Prior to joining us and since November 2002, Mr. Ferraioli served as Vice President and Controller of Foster Wheeler, Ltd. From July 2000 until November 2002, Mr. Ferraioli served as Vice President and Chief

Financial Officer of Foster Wheeler USA Corporation, and from July 1998 to July 2000, Mr. Ferraioli served as Vice President and Chief Financial Officer of Foster Wheeler Power Systems, Inc. Foster Wheeler is a global engineering and construction contractor and power equipment supplier.

Richard F. Gill currently serves as Executive Vice President, Chairman of our Non-Director Executive Committee and President of our Power Group. He has been employed by us since 1997, when we acquired certain assets of MERIT Industrial Constructors, Inc. ("MERIT") and other affiliated entities. Mr. Gill served as President of MERIT, an industrial construction and maintenance firm based in Baton Rouge, Louisiana, from its founding in January 1982 until the sale of its assets to us in 1997. Mr. Gill served as the President of Shaw Process and Industrial Group, Inc., our wholly-owned subsidiary, from March 1997 until August 1998, and as Senior Vice President in charge of International and Construction Operations from September 1998 until May 1999 and as our Chief Operating Officer until September 2003. In September 2003, Mr. Gill was appointed Executive Vice President and Chairman of our Non-Director Executive Committee. In September 2004, Mr. Gill was appointed President of our Shaw Stone & Webster Nuclear Services Division. In 2006, Mr. Gill was appointed Power Group President. Mr. Gill has over 34 years of experience in the industrial construction and maintenance industry.

R. Monty Glover currently serves as President of the Fossil Division of our Power Group, having held this position since June 2007. Mr. Glover first joined us in March 2001 as Vice President Construction Operations, and held this position until March 2003 when he was appointed as President of our Engineering, Construction & Maintenance ("ECM") Division. Mr. Glover served as President of Construction — ECM Division until April 2007 when he was appointed as President of the Construction Division of the Power Group. He served as President of the Construction Division until his recent appointment as President of the Fossil Division of the Power Group. Mr. Glover has over 30 years of experience in the engineering and construction industry. Prior to joining us, he served as President and CEO of Rust Constructors, Inc., a subsidiary of Raytheon Engineers and Constructors, a technology leader specializing in defense, homeland security, and other government markets throughout the world, for five years and as a division manager of Fluor Daniel Heavy Industrial Operating Company, an international engineering, procurement, construction and maintenance services company from 1993 until 1997.

Gary P. Graphia currently serves as Executive Vice President, Corporate Development and Strategy. He joined us in August 1999, as our General Counsel and Corporate Secretary and served in that position until November 2006 when he was appointed Executive Vice President, Secretary and Chief Legal Counsel. He served as our Executive Vice President, Secretary and Chief Legal Counsel until May 2007, when he was appointed to his current position.

Michael J. Kershaw was appointed in September 2007 as Senior Vice President and Corporate Controller. Prior to joining Shaw, since 2005, Mr. Kershaw served as the E&C Division Chief Financial Officer for KBR. From 2003 until 2005, Mr. Kershaw served as Senior Controller for KBR. Prior to his employment by KBR, from 1997 until 2002, Mr. Kershaw served in several positions with Koch Industries, Inc., including Vice President, Finance, Koch Chemical Technology Group, Vice President, M&A Transaction Support, Koch Capital Services and Director, Corporate Finance, Koch Capital Services. Koch Industries, Inc. and its sister company, Koch Holdings, LLC, own a diverse group of companies that engage in trading, operations and investment worldwide. These companies have a presence in nearly 60 countries in traditional industries such as trading, petroleum, chemicals, energy, fibers and polymers, minerals, fertilizers, forest and consumer products, chemical technology equipment, ranching, securities and finances, as well as other investments.

D. Ron McCall currently serves as President of our Maintenance Group. He joined us in August 2002 as President of our Maintenance Division. In September 2004, Mr. McCall was appointed as President of our Maintenance & Construction Division. Mr. McCall joined us from Turner Industries Group, a large industrial contracting company, where he served for 23 years as Senior Vice President of Construction and Maintenance of the Western Division.

Ronald W. Oakley was appointed as President of our Environmental & Infrastructure Group in August 2006. Immediately prior to joining us, Mr. Oakley was employed by Skanska USA Building, a national provider of construction, pre-construction consulting, general contracting and design build services to a broad range of industries (Skanska), as Group Vice President since December 2004. Prior to his employment with Skanska, Mr. Oakley was employed by Lend Lease Americas, a lending construction management firm, as Chief Executive

Officer from November 2003 to December 2004. Prior to his employment with Lend Lease Americas, Mr. Oakley was employed by Fluor Corporation, a global international engineering, procurement, construction and maintenance services company, for 24 years in a number of positions, including Group Executive responsible for Federal government operations, Group Executive of Strategic Operations responsible for infrastructure operations, Group Executive for the Infrastructure Group, President of the Infrastructure Strategic Business Unit, Vice President of Sales for the Industrial Business Unit, the Infrastructure Business Unit and the Commercial Operating Company, Sales Director for the Commercial Operating Company, Project Manager for the International Group and the Caribbean Division, Group Project Controls Manager for the International Group and Senior Planner for Corporate Project Controls.

Lou Pucher currently serves as President of our Energy & Chemicals Group. He joined us in March 2007 as President of E&C operations, and was promoted to his current position in July 2007. Prior to joining Shaw, Mr. Pucher served as Senior Vice President of KBR Inc.'s Energy & Chemicals Division from August 2003 to September 2006. KBR is a leading global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. Prior to his position with KBR, from June 1966 to July 2003 Mr. Pucher held various management positions with M.W. Kellogg Company, a global full-service engineering, procurement and construction contractor.

Clifton S. Rankin was appointed as General Counsel and Corporate Secretary in May 2007. Immediately prior to joining us, Mr. Rankin practiced law in the Houston office of the international law firm Vinson & Elkins L.L.P., where he was employed for 15 years and had been a partner since 2001.

Dirk J. Wild currently serves as Senior Vice President, Administration. He was appointed as Senior Vice President, Administration on December 18, 2007. Previously, Mr. Wild served as Senior Vice President and Chief Accounting Officer since October 2004 and served in the additional position of Interim Chief Financial Officer between June 1, 2007 and October 10, 2007. Mr. Wild first joined us in November 2001 as Vice President of Special Projects, and held that position until August 2002 when he was appointed as Senior Vice President — Financial Controls. Mr. Wild served as Senior Vice President & Chief Financial Officer of our ECM Division from March 2003 until his appointment to his current position. For the 12 years prior to joining us, Mr. Wild was employed with the former accounting firm Arthur Andersen, LLP in New Orleans, Louisiana, last serving as a Senior Manager.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The rules of the SEC require disclosure regarding any persons known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock. The following table sets forth the beneficial ownership of our common stock by each person who has reported beneficially ownership of more than 5% of our common stock, based on the reports filed with the SEC by these persons.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Class
FMR Corp.(1) 82 Devonshire Street Boston, Massachusetts 02109	12,065,271(1)	14.06%(1)
Jeffrey L. Gendell(2) 55 Railroad Avenue Greenwich, Connecticut 06830	8,108,787(2)	9.45%(2)
Ziff Asset Management, L.P.(3) 350 Park Avenue, 11th Floor New York, New York 10022	6,562,174(3)	7.64%(3)

(1) Beneficial ownership information is based on information contained in Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2007, by FMR Corp. on behalf of itself and affiliated persons and entities. The schedule contains the following information regarding beneficial ownership of our common stock: (a) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., beneficially owned 10,488,151 shares (for which Edward C. Johnson 3d and FMR Corp. have sole dispositive power) as a

result of its acting as investment advisor to various investment companies; (b) Pyramis Global Advisors, LLC, an indirect wholly-owned subsidiary of FMR Corp., beneficially owned 130,800 shares (for which Edward C. Johnson 3d and FMR Corp. had sole dispositive power and sole voting power) as a result of its serving as investment advisor to various institutional accounts, mutual funds and investment companies; (c) Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR Corp., beneficially owned 645,920 shares (for which Edward C. Johnson 3d and FMR Corp. had sole dispositive power and sole voting power over 552,120 shares) as a result of its serving as investment manager of institutional accounts; and (d) Fidelity International Limited ("FIL"), a separate corporate entity from FMR Corp., beneficially owned 800,400 shares (for which FIL had sole dispositive power over 800,400 shares, sole voting power over 683,800 shares, and no voting power over 116,600 shares). Members of Mr. Johnson's family are the predominant owners of Series B shares of FMR Corp. representing 49% of the voting power of FMR Corp. and all Series B shareholders have entered into a shareholders' agreement under which all Series B shares will be voted in accordance with the majority vote of Class B shares. As such, members of Mr. Johnson's family may be deemed to be members of a controlling group with respect to FMR Corp. Partnerships controlled predominantly by members of Mr. Johnson's family and FIL, or trusts for their benefit, own approximately 47% of the voting power of FIL. FMR Corp. and FIL are of the view that they are not acting as a group and that they are not otherwise required to attribute to one another the beneficial ownership of our common stock. However, FMR Corp. filed Amendment No. 4 to Schedule 13G on February 14, 2007 on a voluntary basis as if all of the shares were beneficially owned by FMR Corp. and FIL on a joint basis. Percent of Class is calculated based upon information in the filing described above and the number of shares of our common stock outstanding on November 30, 2007.

(2) Beneficial ownership information is based on information contained in a Form 4 filed with the SEC on November 4, 2007, by Jeffrey L. Gendell, on behalf of himself and certain of his affiliates. Mr. Gendell is the managing member of Tontine Management, L.L.C. ("TM"), a Delaware limited liability company, the general partner of Tontine Partners, L.P. ("TP"), a Delaware limited partnership. Mr. Gendell is also the managing member of Tontine Capital Management, L.L.C. ("TCM"), a Delaware limited liability company, the general partner of Tontine Capital Partners, L.P. ("TCP"), a Delaware limited partnership. Mr. Gendell is also the managing member of Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), the investment adviser to Tontine Capital Overseas Master Fund, L.P., a Cayman Islands partnership ("TCO"), Tontine Overseas Fund, Ltd., a Cayman Islands Corporation "(TOF") and certain managed accounts. Mr. Gendell directly owns no shares of our common stock. TP directly owns 3,278,425 shares of our common stock. TCP directly owns 2,250,000 shares of our common stock. TCO directly owns 308,400 shares of our common stock. TOF and certain managed accounts directly own 2,271,962 shares of common stock. All of the foregoing shares of common stock may be deemed to be beneficially owned by Mr. Gendell, but Mr. Gendell disclaims beneficial ownership of our securities for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise, except as to securities directly owned by Mr. Gendell or representing Mr. Gendell's pro rata interest in, and interest in the profits of, TP, TM, TCP, TCM, TOA and TOF L.L.C. Percent of Class is calculated based upon information in the filing described above and the number of shares of our common stock outstanding on November 30, 2007.

(3) Beneficial ownership information is based on information contained in Amendment No. 2 to Schedule 13G filed with the SEC on February 12, 2007, by Ziff Asset Management, L.P., on behalf of itself and affiliated persons and entities. According to the Schedule 13G/A, each of Ziff Asset Management, L.P., PBK Holdings, Inc., Phillip B. Korsant and ZBI Equities, L.L.C. has shared voting and shared dispositive power with respect to, and are deemed to beneficially own, 6,562,174 shares of our common stock. Percent of Class is calculated based upon information in the filing described above and the number of shares of our common stock outstanding on November 30, 2007.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the beneficial ownership of shares of our common stock, as of November 30, 2007 (except as otherwise noted) by:

- each director, including nominees for election at the 2008 Annual Meeting;
- each named executive officer; and
- all of our current directors and executive officers as a group.

The following shareholders have sole voting and investment power with respect to shares beneficially owned by them, except to the extent that authority is shared by spouses under applicable law, or as otherwise noted. The address for each of the following shareholders is c/o The Shaw Group Inc., 4171 Essen Lane, Baton Rouge, Louisiana 70809. None of our directors or executive officers has pledged any shares of our common stock.

	Amount and Nature of Beneficial Ownership			
Name of Beneficial Owner	Shares of Common Stock (1)(2)(3)(4)	Options Currently Exercisable or Exercisable within 60 Days(4)(5)	Total Shares of Common Stock Beneficially Owned(4)(6)	Percent of Class(7)
Directors:				
J.M. Bernhard, Jr. (Chairman, President and Chief Executive Officer)	1,271,294	1,433,348	2,704,642	3.15%
James F. Barker	1,830	7,147	8,977	*
Thos. E. Capps	—	—	—	—
L. Lane Grigsby	24,028	6,397	30,425	*
Daniel A. Hoffler	10,000	1,069	11,069	*
David W. Hoyle	45,578(8)	18,397	63,975(8)	*
Michael J. Mancuso	—	—	—	*
Albert D. McAlister	133,494(9)	9,297	142,891(9)	*
Charles E. Roemer, III	2,328	9,897	12,225	*
Named Executive Officers (other than Mr. Bernhard):				
Robert L. Belk	145,527	394,824	540,351	*
Dirk J. Wild	21,438	43,990	65,428	*
David L. Chapman, Sr.	16,386	167,209	183,595	*
R. Monty Glover	13,165	10,961	24,126	*
Ronald W. Oakley	46,741	5,074	51,815	*
Ebrahim (Abe) Fatemizadeh(10)	—	—	—	—
All current directors and executive officers as a group (22 persons)(11)	1,868,423	2,488,927	4,357,350	5.08%

* Less than 1%

(1) Includes shares over which the person or members of his immediate family hold or share voting and/or investment power and excludes shares listed under the column "Options Currently Exercisable or Exercisable within 60 Days." For named executive officers, includes shares owned through our 401(k) Plan.

(2) Includes shares of restricted stock for which the restriction period had not expired and as to which the following individuals have sole voting power but no investment power, as follows: Mr. Bernhard — 162,804 shares; Mr. Belk — 1,031 shares; Mr. Wild — 9,932 shares; Mr. Chapman — 12,289 shares; Mr. Glover — 4,565 shares; Mr. Oakley — 30,268 shares; Mr. Fatemizadeh — 0 shares.

(3) Does not include phantom shares awarded under our 2005 Director Plan to our non-employee directors, as there are no phantom shares that will convert into shares of common stock within 60 days of November 30, 2007. Phantom shares do not have voting rights.

(4) Despite our best efforts to provide more current share ownership information, November 30, 2007, is the most recent practicable date by which we could obtain the information necessary to accurately report share ownership by our management. However, based upon filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, as amended, subsequent to November 30, 2007, we are aware of transactions in our common stock by certain of our directors and named executive officers, as follows:

- Mr. Bernhard sold an aggregate of 943,140 shares of our common stock between December 7, 2007, and December 14, 2007;
- Mr. Barker sold an aggregate of 1,830 shares of our common stock on December 11, 2007;
- Mr. Hoyle sold an aggregate of 20,000 shares (3,000 shares acquired upon exercise of stock options, 15,000 previously owned by him and 2,000 owned by his spouse) of our common stock on December 7, 2007;
- Mr. Roemer sold an aggregate of 2,328 shares of our common stock on December 7, 2007;
- Mr. Belk sold 350,803 shares (298,924 shares acquired upon exercise of stock options and 51,879 shares previously owned by him) of our common stock between December 7, 2007, and December 14, 2007;
- Mr. Wild and sold an aggregate of 51,068 shares (43,988 shares acquired upon exercise of stock options and 7,080 shares previously owned by him) of our common stock on December 7, 2007;
- Mr. Chapman sold an aggregate of 171,306 shares (167,209 shares acquired upon exercise of stock options and 4,097 shares previously owned by him) of our common stock on December 7, 2007;
- Mr. Glover sold an aggregate of 12,591 shares (5,000 shares acquired upon exercise of stock options and 7,591 shares previously owned by him) of our common stock on December 7, 2007; and
- Mr. Oakley sold an aggregate of 5,074 shares of our common stock acquired upon exercise of stock options on December 13, 2007.

In addition, based upon reports filed with the SEC, collectively our current directors and executive officers sold an aggregate of 1,897,576 shares (702,655 shares acquired upon exercise of stock options, 1,192,921 shares previously owned by them and 2,000 shares owned by their spouses) of our common stock between December 7, 2007, and December 14, 2007.

(5) Includes shares underlying options granted by us that are exercisable as November 30, 2007, and shares underlying options that become exercisable within 60 days thereafter.

(6) Represents the total of shares listed under the columns "Shares of Common Stock" and "Options Currently Exercisable or Exercisable within 60 Days."

(7) Based on total shares outstanding at November 30, 2007.

(8) Includes 4,250 shares of common stock beneficially owned by Senator Hoyle's spouse.

(9) Includes 1,000 shares of common stock beneficially owned by Mr. McAlister's spouse.

(10) Mr. Fatemizadeh's employment with us ended on July 3, 2007.

(11) The shares reported as beneficially owned by all current directors and current executive officers, as a group, include 327,068 shares of restricted stock awarded to the executive officers as to which the executive officers have sole voting power but no investment power as of November 30, 2007.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Discussion and Analysis section of our proxy statement is intended to help our shareholders understand our executive compensation philosophy, objectives, elements, policies and practices. It is also intended to provide context for the compensation information (set forth in detail in the compensation tables and narrative discussion below) for the following persons, who are our "named executive officers" as defined by the SEC for the fiscal year ended August 31, 2007:

- J.M. Bernhard, Jr., Chairman of the Board, President and Chief Executive Officer (our "CEO");
- Robert L. Belk, Executive Vice President and our Chief Financial Officer until July 6, 2007;
- Dirk J. Wild, Senior Vice President, Administration and our Interim Chief Financial Officer for the period commencing June 1, 2007 in connection with Mr. Belk's medical leave of absence and ending October 10, 2007 when Mr. Brian Ferraioli assumed the position of Chief Financial Officer;
- David L. Chapman, Sr., President of our Fabrication & Manufacturing Group;
- R. Monty Glover, President of the Fossil Division of our Power Group;
- Ronald W. Oakley, President of our Environmental & Infrastructure Group; and
- Ebrahim (Abe) Fatemizadeh, a former executive officer, who would have been one of our top three highest paid executives had he been serving as an executive officer on August 31, 2007. As described below, Mr. Fatemizadeh's employment with us ended on July 3, 2007.

The first part of this discussion describes the philosophy and objectives of our compensation program and how it is designed to reward achievement in accomplishing target corporate goals. Following that, we describe the key elements of our compensation and why we have selected those elements of compensation. Finally, we describe how we determine the form and amount of each compensation element to meet our compensation objectives and support our business strategy.

Philosophy and Objectives of Our Compensation Program

Our success in achieving our short- and long-term objectives is contingent on our ability to attract, motivate and retain top executive talent with the requisite skills and experience to develop, expand and execute our business strategy. The engineering and construction industry is experiencing a period of significant growth, and, consequently, top executive talent is in increasingly short supply. Competing for executive talent in this environment is both challenging and critical to our success and our rate of growth has been significant in the past two years. Accordingly, our need to attract and retain highly-qualified professional personnel continues to be a management priority. As a result, we seek to deliver fair and competitive compensation for our executive officers by structuring our executive compensation program principally around two objectives. First, we believe our executive officers should be rewarded for achieving goals designed to create sustainable long-term value for our shareholders. Second, we target overall compensation at competitive market levels. As a result, the Compensation Committee of our Board (the "Compensation Committee") considers company performance measures and evaluates individual performance when determining selected elements of our executive compensation program. Overall compensation consists of base salaries, annual cash incentives, long-term equity-based incentives and other benefits. The Compensation Committee combines the compensation elements for each executive officer in a manner that we believe rewards that officer's contributions to Shaw.

The following principles and guidelines provide a framework for our overall executive compensation program:

- *Competitiveness* — To attract the best qualified executives, motivate executives to perform at their highest levels and retain executives with the leadership abilities and skills necessary to drive and build long-term shareholder value, our total compensation and benefits must be highly competitive and reflect the value of each executive's position in the highly competitive market in which we operate and within Shaw.

- *Alignment with Shareholders' Interests* — Executives' interests are more directly aligned with the interests of our shareholders when compensation programs emphasize short- and long-term performance, business objectives and strategies and are significantly impacted by the value of our stock.

- *Motivate Achievement of Financial and Strategic Goals* — The most effective way to reach our short- and long-term financial goals and strategic objectives is to make a significant portion of an executive's overall compensation dependent upon the achievement of such goals and objectives and on the value of our stock.

- *Reward Performance* — While total compensation for an executive should be both competitive and tied to achievement of financial and strategic objectives, individual achievement should be appropriately rewarded.

Our Executive Compensation Process

The philosophy, objectives, elements, policies and practices of compensation for our executive officers are set by the Compensation Committee. The Compensation Committee also reviews and approves the features and design of our executive compensation program and approves the compensation levels, individual objectives and financial targets for our executive officers. Please see "Committees of Our Board — Compensation Committee" for additional discussion regarding our Compensation Committee.

The Compensation Committee retains Hewitt Associates, LLC ("Hewitt"), an independent executive compensation consulting firm, to provide objective analysis, advice and information to the Compensation Committee related to executive officer compensation. In addition, Hewitt provides to the Compensation Committee market information and analyses regarding base salary, annual cash incentive compensation, long-term equity incentive compensation, executive benefits and perquisites. Hewitt currently provides no other services for Shaw.

The Compensation Committee normally determines, annually at its regularly-scheduled meeting following the end of the prior fiscal year, base salary, annual cash incentive compensation targets and long-term equity incentive compensation for our executive officers and relevant performance expectations for the then current fiscal year, as well as actual cash incentive amounts in respect of the prior fiscal year. The Compensation Committee considers recommendations from our CEO and executive management in making decisions regarding our executive compensation program and compensation of our executive officers. As part of the annual compensation planning process, our CEO and other senior executives recommend targets for our incentive compensation programs to the Compensation Committee. Following an annual performance review process, including assessment of the achievement of established financial and non-financial objectives, our CEO also recommends base salary, annual cash incentive compensation and long-term equity incentive compensation for our other executive officers. Our CEO presents to the Compensation Committee his evaluation of each executive officer's contributions during the previous year, including strengths and development needs. The Compensation Committee may set base salaries and grant short-term cash incentives and long-term equity incentives for executive officers at other times to reflect promotions and new hires.

After input from our CEO, as well as from Hewitt, and the assessment of trends and competitive data, the Compensation Committee determines what changes, if any, should be made to the executive compensation program and sets the level of each compensation element for our executive officers. Consistent with this practice, the Compensation Committee reviews each executive officer's compensation history, including base salary, annual cash incentive compensation and long-term equity incentive compensation and also reviews the types and levels of other benefits such as perquisites and severance benefits.

In setting the levels of compensation at the start of the fiscal year, the Compensation Committee also establishes the financial measures, weighting and targets for annual cash incentive compensation. The specific financial measures, targets and objectives are believed to foster sustainable long-term value for our shareholders and are aligned with our annual operating plan.

Competitive Benchmarking

Each element of our executive compensation program is addressed in the context of competitive practices. We operate in an extremely competitive market for executive talent. The Compensation Committee reviews external benchmarks, surveys and trend information from Hewitt. The Compensation Committee benchmarks total target compensation for our executive officers to be within a range between the 50th and 75th percentiles of our industry comparator group. While the Compensation Committee reviews benchmark data, however, it retains discretion in setting an executive's compensation, and as a result the total compensation for an executive (or any particular element thereof) may differ materially from the benchmarks and is influenced by factors including experience in position, criticality of position, individual and organization performance, skills and capabilities, overall impact/contribution, "premiums" required to attract or retain key executives and internal equity.

For fiscal year 2007, the Compensation Committee engaged Hewitt to provide a competitive market assessment study of our compensation program for our named executive officers and other executive officers. The study was intended to: (1) provide an overview of the competitiveness of our executive compensation program; (2) measure the value of each component of pay relative to the market; and (3) develop a framework for compensation planning and pay decisions. Two comparison groups were used — (a) the Heavy Industrial group and (b) the Industry Peer group. The Heavy Industrial group, consisting of 17 companies participating in Hewitt's TCM™ database utilizes survey data that is focused on similar officer positions within these peer companies. These companies are involved in heavy industry and have revenues that are similar to those of Shaw. Hewitt's comparative market data for the Heavy Industrial group is subjected to a regression analysis that adjusts that data to the size of Shaw and the financial scope of our executives' responsibilities. The Industry Peer group, consisting of 10 direct industry peers in related engineering, construction and environmental services businesses, utilizes publicly available proxy data for the CEO, the Chief Financial Officer and the next three highest paid officers. Hewitt makes no adjustments to the publicly available proxy data for relative company size.

The comparison groups consisted of the following companies:

Heavy Industrial	Industry Peers for Proxy Analysis
Fluor Corporation	Fluor Corporation
Cummins, Inc.	KBR Inc.
Air Products and Chemicals Inc.	Jacobs Engineering Group Inc.
Rohm and Haas Company	URS Corp.
Ball Corporation	McDermott International
Dover Corporation	FMC Technologies
Rhodia Inc.	Foster Wheeler Ltd.
McDermott International	Washington Group International, Inc.
FMC Technologies	Chicago Bridge & Iron Co.
Cameron International Corporation	Tetra Tech Inc.
Foster Wheeler Ltd.	
Washington Group International, Inc.	
Chicago Bridge & Iron Co.	
AMSTED Industries Incorporated	
Albemarle Corporation	
Kennametal Inc.	
Valmont Industries, Inc.	

The Compensation Committee believes that both the Heavy Industrial group and the Industry Peer group are appropriate benchmarking comparisons because of the similarity in business and financial characteristics between Shaw and the companies comprising these comparator groups.

Based upon our compensation philosophy, the data provided by Hewitt indicates that the nature and value of the benefits we provide are within a competitive band with those offered by companies in our comparison groups.

Our total target compensation (base salary plus target annual cash incentive compensation plus long-term equity incentive compensation) for our named executive officers is at or above the 75th percentile for comparable positions in our Heavy Industrial and Industry Peer comparator groups. Our mix of compensation also varies somewhat from that of our comparator groups. Generally, target total cash compensation (base salary plus target annual cash incentive compensation) for our named executive officers is at or above the 75th percentile for comparable positions in our Heavy Industrial and Industry Peer comparator groups. Correspondingly, our long-term equity incentive compensation receives comparatively less weight and is generally lower than that for comparable positions in our Heavy Industrial and Industry Peer comparator groups.

Components of Our Compensation Program

During fiscal year 2007, the compensation program for our executive officers consisted of the following elements:

- base salary;
- annual cash incentive compensation;
- long-term equity incentive compensation, including stock options and restricted stock;
- retirement plans, including a 401(k) plan and deferred compensation plan;
- welfare and other personal benefits; and
- perquisites.

Mix of Compensation Components

Our CEO founded Shaw and, as of November 30, 2007, owned 3.15% of the outstanding shares of Shaw stock, a significant equity stake in our company. See note 4 to "Security Ownership of Management" table above regarding sales of Shaw stock after November 30, 2007. Consequently, the Compensation Committee believes that the CEO is better incentivized by receiving a greater proportion of his compensation in base salary and annual cash incentive compensation, in comparison to his peers in our comparator groups, and correspondingly a lesser proportion in long-term equity incentive compensation. Additionally, we believe it is in our shareholders' interests that the compensation for our executive management team be consistent with that of the CEO in order to align executive behavior. Consequently, a greater proportion of our executive management team's total compensation is focused on base salary and annual cash incentive compensation, rather than long-term equity incentive compensation, as compared to similar positions in companies comprising our comparator groups.

The following table sets forth the fiscal year 2007 target compensation for our named executive officers. The table is arranged by type of compensation, and each type of compensation is expressed as a percentage of the executives' Target Total Direct Compensation. As described more fully below, the targets were set at the start of fiscal year 2007. The Annual Base Salary Rate in the table is the annual rate of base salary approved for the named executive officers effective October 30, 2006, unless it was changed during fiscal year 2007, in which case it is the annual base salary rate in effect for the named executive officer as of August 31, 2007. Target Non-Equity Incentive Plan Compensation is the target annual cash incentive compensation payable for achievement of certain performance measures under our 2005 Management Incentive Plan (the "MIP") (including any portion thereof consisting of guaranteed minimum annual cash incentive compensation). The Target Equity Award is target long term equity incentive compensation and is based upon the dollar value established for each of the named executive officers. The dollar value was used to determine the actual number of stock options granted and restricted stock awarded. These values differ from the dollar values for stock awards and option awards set forth in the Summary Compensation Table below which are based upon the amount of SFAS 123R expense recognized in fiscal year 2007 for awards and grants made in fiscal year 2007 and prior fiscal years. The percentages illustrate the portion of Target Total Direct Compensation that each of the components represents.

Named Executive Officer	Annual Base Salary Rate		Target Annual Cash Incentive Compensation		Target Long-Term Equity Incentive Compensation		Target Total Direct Compensation	
J.M. Bernhard, Jr. *Chairman, President and Chief Executive Officer*	$1,600,000	17.6%	$2,400,000	26.4%	$5,100,000	56.0%	$9,100,000	100%
Robert L. Belk *Executive Vice President (Former Chief Financial Officer)*	$ 500,000	27.0%	$ 100,000	5.4%	$1,250,000	67.6%	$1,850,000	100%
Dirk J. Wild *Senior Vice President, Administration (Former Interim Chief Financial Officer)*	$ 335,000	42.4%	$ 167,500	21.2%	$ 287,000	36.4%	$ 789,500	100%
David L. Chapman, Sr. *President of the Fabrication & Manufacturing Group*	$ 600,000	28.9%	$ 600,000	28.9%	$ 875,000	42.2%	$2,075,000	100%
R. Monty Glover *President of the Fossil Division of the Power Group*	$ 500,000	51.0%	$ 350,000	35.7%	$ 130,000	13.3%	$ 980,000	100%
Ronald W. Oakley *President of the Environmental & Infrastructure Group*	$ 600,000	38.7%	$ 450,000	29.0%	$ 500,000	32.3%	$1,550,000	100%

The following table sets forth the fiscal year 2008 target compensation for our named executive officers by type of compensation as a percentage of the executives' Target Total Direct Compensation. As described more fully below, the targets were set at the start of fiscal year 2008.

Named Executive Officer	Annual Base Salary Rate		Target Annual Cash Incentive Compensation		Target Long-Term Equity Incentive Compensation		Target Total Direct Compensation	
J.M. Bernhard, Jr. *Chairman, President and Chief Executive Officer*	$1,760,000	19.3%	$2,640,000	29.0%	$4,700,000	51.7%	$9,100,000	100%
Robert L. Belk *Executive Vice President (Former Chief Financial Officer)*	$ 500,000	83.3%	$ 100,000	16.7%	$ 0	0%	$ 600,000	100%
Dirk J. Wild *Senior Vice President, Administration (Former Interim Chief Financial Officer)*	$ 335,000	44.5%	$ 167,500	22.3%	$ 250,000	33.2%	$ 752,500	100%
David L. Chapman , Sr. *President of the Fabrication & Manufacturing Group*	$ 750,000	28.6%	$ 750,000	28.6%	$1,125,000	42.8%	$2,625,000	100%
R. Monty Glover *President of the Fossil Division of the Power Group*	$ 500,000	26.7%	$ 375,000	20.0%	$1,000,000	53.3%	$1,875,000	100%
Ronald W. Oakley *President of the Environmental & Infrastructure Group*	$ 600,000	50.0%	$ 600,000	50.0%	$ 0	0%	$1,200,000	100%

J.M. Bernhard, Jr. Mr. Bernhard's Target Total Direct Compensation for fiscal year 2008 is $9,100,000, which falls slightly above the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups, but remains consistent with his targeted fiscal year 2007 total compensation. As founder, Chairman of the Board of Directors, CEO & President, Mr. Bernhard has led our company over its 20 year history to a record market capitalization during the current fiscal year exceeding $6.0 billion. Our revenues have grown to approximately $5.7 billion and our backlog of unfilled orders at August 31, 2007, exceeded $14 billion. Over this past fiscal year, Mr. Bernhard has made strategic changes within the senior management team to allow for our continued growth and success. His ability to grow our business has been a contributing factor to our rising stock price during 2007 with our share price rising to a record high of $77 per share as compared to a share price of $25.16 on August 31, 2006. Under his leadership, we also successfully completed an approximately $1 billion investment in Westinghouse Electric Company ("Westinghouse"), which we believe provides us with a strong foundation for our future in the nuclear energy industry. Mr. Bernhard's fiscal year 2008 total compensation package places more emphasis on the cash component as compared to his fiscal year 2007 total compensation package and to the total compensation of his peers in our Heavy Industrial and Industry Peer comparator groups, while long-term incentives receive comparatively less weight because of his already significant equity holdings in our company.

Robert L. Belk. Mr. Belk's Target Total Direct Compensation for fiscal year 2008 is $600,000. In July 2007 Mr. Belk stepped down from his role as Chief Financial Officer and agreed to continue his employment with us as an Executive Vice President. Mr. Belk has primary responsibility for oversight of our government affairs activities, among other things. Mr. Belk's fiscal year 2008 total compensation package, which was negotiated in connection with his assumption of a lesser role with the company, is less than his targeted fiscal year 2007 total compensation. Mr. Belk's position is unique in the industry; consequently, there is no benchmark or proxy data available comparing Mr. Belk's total compensation in his new position to our Heavy Industrial and Industry Peer comparator groups. In connection with the assumption of his new role and the execution of his amended employment agreement, Mr. Belk no longer receives awards under our long-term equity incentive compensation program. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements."

Dirk J. Wild. Mr. Wild's Target Total Direct Compensation for fiscal year 2008 is $752,500, which falls between the 50th and 75th percentiles for similar positions in our Heavy Industrial comparator group, and reflects an approximate 4.7% decrease compared to his targeted fiscal year 2007 total compensation. We do not have applicable benchmark data for Mr. Wild from our Industry Peer comparator group because Mr. Wild's position at fiscal year end 2007, Senior Vice President and Chief Accounting Officer, was not one of the positions included in the proxy information analyzed in preparing the benchmark data for the Industry Peer comparator group. This decrease is due to a reduction in Mr. Wild's fiscal year 2008 long-term equity incentive compensation as compared to that in fiscal year 2007, as discussed in more detail below.

David L. Chapman, Sr. Mr. Chapman's Target Total Direct Compensation for fiscal year 2008 is $2,625,000, which exceeds the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups, and reflects an approximate 26.5% increase compared to his targeted fiscal year 2007 total compensation. Mr. Chapman currently serves as President of the Fabrication & Manufacturing (F&M) Group, having held this position since he joined us in April 2002. Mr. Chapman has over 34 years of experience in the industrial fabrication business. Through Mr. Chapman's efforts, he has led us to become the largest supplier of fabricated piping in the U.S. With strong international and domestic markets, the F&M Group is in the process of expanding its domestic and international capacity. In light of the extremely competitive talent market, our need to retain Mr. Chapman's expertise and increased demands of his position resulting from the growth in the size, complexity and financial performance of the F&M Group, the Compensation Committee determined that the increased total compensation package was warranted and necessary.

R. Monty Glover. Mr. Glover's Target Total Direct Compensation for fiscal year 2008 is $1,875,000, which exceeds the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups, and reflects an approximate 91.3% increase compared to his targeted fiscal year 2007 total compensation. Mr. Glover assumed the role of President of the Fossil Division of the Power Group in June 2007. Before that he was our President of Construction covering all business divisions. Mr. Glover was given a significant increase to his compensation upon his promotion to the role as President of the Fossil Division. His negotiated compensation package was based, in part, on employment offers received by Mr. Glover from various competitors attempting to hire him away from us, of which at least one written offer exceeded the compensation package on which we finally agreed. In light of the extremely competitive talent market, our need to retain Mr. Glover's expertise and Mr. Glover's new increased responsibilities, the Compensation Committee determined that the increased total compensation package was warranted and necessary.

Ronald W. Oakley. Mr. Oakley's Target Total Direct Compensation for fiscal year 2008 is $1,200,000, which falls within the 50th and 75th percentiles for similar positions in our Heavy Industrial and Industry Peer comparator groups, and reflects an approximate 22.6% decrease compared to his targeted fiscal year 2007 total compensation. Mr. Oakley's total compensation package places a greater emphasis on cash compensation when compared to our Industry Peer group. Mr. Oakley was recruited to our company as President of the Environmental & Infrastructure (E&I) Group in August of 2006, in part as a result of his prior experience managing government contracts and his expertise dealing with government affairs. Mr. Oakley is highly recognized in the engineering, procurement and construction industry. We offered Mr. Oakley a significant salary in order to attract him to the Baton Rouge area. The decrease in Mr. Oakley's fiscal year 2008 total compensation is largely due to a reduction in Mr. Oakley's fiscal year 2008 long-term equity incentive compensation as compared to that in fiscal year 2007, as discussed in more detail below.

Base Salary

General. Base salaries provide an underlying level of compensation security to executives and allow us to attract competent executive talent and maintain a stable management team. As noted above, although base salary levels for our executive officers are targeted, on average, between the 50th and 75th percentiles, when setting base salaries the Compensation Committee considers the competitive environment for executive talent and the need to retain a high-performing management team. Some variation above and below the competitive band is allowed when, in the judgment of our CEO and/or the Compensation Committee, as appropriate, the individual's performance, the functions performed by the executive officer, the scope of the executive officer's on-going duties, the ability of the executive officer to impact our financial results, length of service, general changes in the compensation peer group in which we compete for executive talent, internal equity, our general financial performance or other factors justify variation. The Compensation Committee has not assigned any specific weighting to these factors, and the relevance of each factor varies from individual to individual. In addition, our CEO, certain other named executive officers and certain other executive officers of Shaw have employment agreements that require a minimum base salary payable to such executive. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements." In fiscal year 2007, given the unusually strong demand for (and resulting high mobility of) experienced executive talent in the engineering and construction industry, the base salaries for certain of our named executive officers exceed the 75th percentile of base salaries for similar positions in the companies in both the Heavy Industrial and Industry Peer comparator groups.

Base Salaries for Our Named Executive Officers. The base salaries in effect for fiscal year 2007 for our named executive officers are provided in the following table. At its November 2, 2007 meeting, the Compensation Committee approved the base salaries for fiscal year 2008, which are also provided below.

Named Executive Officer	FY07 Base Salary(1)	Percent Change (Relative to FY06)	FY08 Base Salary	Percent Change (Relative to FY07)
J.M. Bernhard, Jr. *Chairman, President and Chief Executive Officer*	$1,600,000	10%	$1,760,000	10%
Robert L. Belk *Executive Vice President (Former Chief Financial Officer)*	$ 500,000	(16)%	$ 500,000	0%
Dirk J. Wild *Senior Vice President, Administration (Former Interim Chief Financial Officer)*	$ 335,000	3%	$ 335,000	0%
David L. Chapman , Sr. *President of the Fabrication & Manufacturing Group*	$ 600,000	13%	$ 750,000	25%
R. Monty Glover *President of the Fossil Division of the Power Group*	$ 500,000	92%	$ 500,000	0%
Ronald W. Oakley *President of the Environmental & Infrastructure Group*	$ 600,000	0%	$ 600,000	0%

(1) See Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table below for base salary history.

J.M. Bernhard, Jr. In light of (1) Mr. Bernhard's strong performance in fiscal year 2007, as evidenced by our record market capitalization, revenues and backlog, the successful completion of our investment in Westinghouse, and the recruitment of key executive management personnel and (2) the increased demands of his position resulting from our continued rapid growth, the Compensation Committee approved a base salary for fiscal year 2008 for Mr. Bernhard of $1,760,000, which reflects an increase of 10% over the previous year and exceeds the 75th percentile for his peers in our Heavy Industrial and Industry Peer comparator groups. In addition, as noted above, the Compensation Committee has determined that it is appropriate to place more emphasis on the cash component of total compensation for Mr. Bernhard as compared to our comparator groups.

Robert L. Belk. In accordance with the terms of Mr. Belk's amended employment agreement, the Compensation Committee approved a base salary for fiscal year 2008 for Mr. Belk of $500,000, which reflects no increase over the previous year. The Compensation Committee determined that no increase was appropriate, since we and Mr. Belk negotiated his amended employment agreement and agreed upon his $500,000 base salary in July 2007, immediately prior to the end of fiscal year 2007. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements." As noted above, there is no benchmark or proxy data available comparing Mr. Belk's total compensation in his new position to our Heavy Industrial and Industry Peer comparator groups.

Dirk J. Wild. Mr. Wild's recommended fiscal year 2008 base salary is $335,000, which exceeds the 75th percentile for similar positions in our Heavy Industrial comparator group, and reflects no increase over the previous year. We do not have applicable benchmark data for Mr. Wild from our Industry Peer comparator group. The Compensation Committee determined that no increase was appropriate based on Mr. Wild's base salary as compared to his peers in our Heavy Industrial comparator group.

David L. Chapman, Sr. Based upon (1) Mr. Chapman's strong performance in fiscal year 2007, as evidenced by the record financial performance of the F&M Group and the continued growth of its market share, (2) increased demands of his position resulting from the growth in the size and complexity of the F&M Group and (3) current market conditions and the continuing need to bolster our executive management team that necessitates such competitive compensation to attract and retain key talent such as Mr. Chapman, the Compensation Committee approved a base salary for fiscal year 2008 of $750,000, which exceeds the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups and reflects an increase of 25% over the previous year.

R. Monty Glover. The Compensation Committee approved a base salary for fiscal year 2008 for Mr. Glover of $500,000, as set forth in his recently negotiated employment agreement, which exceeds the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements." As noted above, his negotiated compensation package was based, in part, on employment offers received by Mr. Glover from various competitors. In light of the extremely competitive talent market, our need to retain Mr. Glover's expertise and Mr. Glover's new increased responsibilities, the Compensation Committee has determined that his total compensation package, including his fiscal year 2008 base salary, is reasonable and consistent with our overall compensation philosophy and objectives.

Ronald W. Oakley. The Compensation Committee approved a base salary for fiscal year 2008 for Mr. Oakley of $600,000, as set forth in his employment agreement, which exceeds the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups and reflects no increase over the previous year. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements." When Mr. Oakley joined Shaw in August 2006, the Compensation Committee approved Mr. Oakley's current base salary, albeit in excess of the 75th percentile of comparator groups, in order to attract Mr. Oakley to accept employment with Shaw and move to Baton Rouge. Since there has been no significant change in circumstances since that time, the Compensation Committee determined that no increase was appropriate for fiscal year 2008.

Annual Cash Incentive Compensation

Annual cash incentive compensation is designed to reward short-term performance results. It rewards our executive officers for short-term (annual) achievement in accomplishing target corporate financial goals. The Compensation Committee believes that a cash incentive bonus plan can serve to motivate our executive officers to address annual performance goals by using more immediate measures for performance than those reflected in the appreciation and value of equity awards. The bonus opportunity of each of our executive officers recognizes his senior-level responsibilities and duties and the competitive environment in which we must recruit and retain our senior management.

As described above, target annual cash incentive compensation for our executive officers is established as a percentage of the applicable executive's base salary and is targeted, on average, between the 50th and 75th percentiles of comparative market data, subject to the discretion of our Compensation Committee. In fiscal year 2007, given the unusually strong demand for (and resulting high mobility of) experienced executive talent in the engineering and construction industry, the target annual cash incentive compensation for certain of our named executive officers exceeds the 75th percentile of target annual cash incentive compensation for similar positions in the Heavy Industrial and Industry Peer comparator groups.

Actual annual cash incentive compensation for our executive officers is based generally upon the applicable executive officer achieving or exceeding identified company and business unit goals in accordance with our MIP. Actual annual cash incentive compensation for fiscal year 2006, which was paid to our executive officers in fiscal year 2007, was on average between the 50th and 75th percentiles for comparable positions in the Heavy Industrial and Industry Peer comparator groups. We anticipate our fiscal year 2007 actual annual cash incentive compensation to be between the 50th and 75th percentiles for comparable positions in the Heavy Industrial and Industry Peer comparator groups.

2005 Management Incentive Plan.

Under the MIP, which was approved by the Compensation Committee in January 2005, the Compensation Committee provides for short-term cash incentive awards to eligible key management and certain other employees based generally upon their ability to assist Shaw and its subsidiaries in achieving or exceeding identified company and business unit goals. Each individual has a MIP target expressed as a percentage of his or her base salary. Achievement of our financial performance targets and successful performance by the individual during the year would result in a MIP payment of one times the MIP target. The MIP target may increase to a maximum of two times target or be reduced to zero depending on our financial performance and the performance of the individual during the year. Thus we directly tie our MIP to our financial performance.

- *Determination of Targets* — Annual cash incentive compensation targets, expressed as a percentage of base salary, are established for participants at the beginning of each fiscal year. Generally, each participant is eligible to be granted an award of up to 200% of his target depending upon performance, although the Compensation Committee retains the discretion to exceed 200% when it determines the circumstances warrant. For certain named executive officers, a minimum target is established in an employment agreement negotiated between the executive and Shaw. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements."
- *Financial Performance Targets, Discretionary Factors and Weighting* — The performance targets selected for fiscal year 2007 were based upon Shaw's fiscal year 2007 pre-tax income and operating cash flow (determined on a corporate or business unit basis, as appropriate). Management and the Compensation Committee believe that these measures are a good proxy for shareholder value creation. 50% of the award is based upon these two financial performance measures on a business unit and/or consolidated basis, as applicable: (1) for corporate center employees participating in the MIP — 10% consolidated operating cash flow and 40% consolidated pre-tax income and (2) for business unit employees participating in the MIP — 5% business unit operating cash flow, 5% consolidated operating cash flow, 20% business unit pre-tax income and 20% consolidated pre-tax income. The remaining 50% of the award is based upon a subjective evaluation of discretionary factors including: environmental, health and safety performance; legal and regulatory compliance; ethics; organizational development; earnings growth; new awards; revenue; effective cost management; attraction, retention and development of high potential employees; and other relevant factors determined by our CEO.

The following table shows the fiscal year 2007 target cash incentive compensation amounts (including any portion thereof consisting of guaranteed minimum annual cash incentive compensation), financial performance goals and goal attainment levels, and cash amounts actually paid for each of our named executive officers. The table is followed by a narrative discussion of actual cash incentive compensation for each named executive officer.

Named Executive Officer	Fiscal Year 2007 Annual Cash Incentive Compensation		Financial Performance Goals		Goal Attainment Level (Millions)	
	Target	Actual	Goal	Weighting	Target	Actual
J.M. Bernhard, Jr. *Chairman, President and Chief Executive Officer*	$2,400,000	$2,112,000	Shaw Consolidated Pre-Tax Income	40%	$165.0	$ 37.9(1)
			Shaw Consolidated Operating Cash Flow	10%	$300.0	$477.3(1)
			Discretionary Factors	50%	N/A	N/A
Robert L. Belk *Executive Vice President (Former Chief Financial Officer)*	$ 100,000	$ 100,000	Shaw Consolidated Pre-Tax Income	40%	$165.0	$ 37.9(1)
			Shaw Consolidated Operating Cash Flow	10%	$300.0	$477.3(1)
			Discretionary Factors	50%	N/A	N/A
Dirk J. Wild *Senior Vice President, Administration (Former Interim Chief Financial Officer)*	$ 167,500	$ 146,000	Shaw Consolidated Pre-Tax Income	40%	$165.0	$ 37.9(1)
			Shaw Consolidated Operating Cash Flow	10%	$300.0	$477.3(1)
			Discretionary Factors	50%	N/A	N/A
David L. Chapman, Sr. *President of the Fabrication & Manufacturing Group*	$ 600,000	$1,050,000	F&M Group Pre-Tax Income	20%	$ 50.0	$ 76.3
			F&M Group Operating Cash Flow	5%	$ 29.5	$ 33.7
			Shaw Consolidated Pre-Tax Income	20%	$165.0	$ 37.9(1)
			Shaw Consolidated Operating Cash Flow	5%	$300.0	$477.3(1)
			Discretionary Factors	50%	N/A	N/A
R. Monty Glover *President of the Fossil Division of the Power Group*	$ 350,000	$ 300,000	Power Group (Fossil) Pre-Tax Income	20%	$ 60.0	$ 39.1
			Power Group (Fossil) Operating Cash Flow	5%	$110.9(2)	$259.1(2)
			Shaw Consolidated Pre-Tax Income	20%	$165.0	$ 37.9(1)
			Shaw Consolidated Operating Cash Flow	5%	$300.0	$477.3(1)
			Discretionary Factors	50%	N/A	N/A
Ronald W. Oakley *President of the Environmental & Infrastructure Group*	$ 450,000	$ 450,000	E&I Group Pre-Tax Income	20%	$ 41.8	$ (67.2)
			E&I Group Operating Cash Flow	5%	$127.1	$165.1
			Shaw Consolidated Pre-Tax Income	20%	$165.0	$ 37.9(1)
			Shaw Consolidated Operating Cash Flow	5%	$300.0	$477.3(1)
			Discretionary Factors	50%	N/A	N/A

(1) Actual results for both Shaw Consolidated Pre-Tax Income and Shaw Consolidated Operating Cash Flow exclude financial results related to Westinghouse because the targets for fiscal year 2007 for these financial performance goals were established by the Compensation Committee prior to the acquisition of our investment in Westinghouse.

(2) The Compensation Committee did not establish a separate operating cash flow target for the Fossil Division of the Power Group for fiscal year 2007 because the targets were established prior to an internal corporate restructuring in which, among other things, the old Energy & Chemicals Group was divided into our current Energy & Chemicals Group and our Power Group (including our Fossil Division). Consequently, the operating cash flow target and actual for the Fossil Division of the Power Group for fiscal year 2007 set forth above are the operating cash flow target and actual for the business units that comprised our old Energy & Chemicals Group — our current Energy & Chemicals Group and the Fossil and Nuclear Divisions of our Power Group.

J.M. Bernhard, Jr. Mr. Bernhard's fiscal year 2007 annual cash incentive compensation was $2,112,000, which represents 88% of his fiscal year 2007 target annual cash incentive compensation. MIP payouts for eligible corporate center employees were established at 88% of the fiscal year 2007 target, and Mr. Bernhard's MIP percentage was equal to that of the other corporate center employees participating in the MIP. The corporate center MIP percentage for fiscal year 2007 was determined based on the attainment of the financial performance measures established at the beginning of fiscal year 2007 and the CEO's discretionary evaluation.

- Operating cash flow on a consolidated basis accounted for 10% of the fiscal year 2007 MIP target for eligible corporate center employees, and we significantly exceeded our cash flow goals for the year by generating $477.3 million in operating cash flow. This amount resulted in a weighted contribution of 20% of his overall 2007 MIP target (i.e., the maximum possible for this component of this MIP payment).

- Pre-tax income on a consolidated basis represented 40% of the 2007 MIP target for eligible corporate center employees. We reported pre-tax income of $37.9 million during fiscal year 2007, which was significantly less than the MIP pre-tax income target. Therefore, pre-tax income resulted in a zero contribution to the fiscal year 2007 MIP.

- The discretionary component generated 68% towards the MIP for eligible corporate center employees based upon such factors as a record backlog of unfilled orders of approximately $14 billion, which represents a $5.2 billion or 58% increase over 2006, record Shaw stock market capitalization exceeding $6.0 billion, a strong earnings trend that commenced in the second half of the year, the successful completion of an approximately $1 billion investment in Westinghouse Electric Company, and consideration of the strong employment market for our highly skilled professionals. This discretionary component was offset somewhat by the accounting and SEC financial reporting related problems we experienced throughout the year.

Robert L. Belk. Mr. Belk's fiscal year 2007 annual cash incentive compensation is $100,000. Although the MIP percentage for corporate center employees was set at 88% for fiscal year 2007, Mr. Belk's annual cash incentive compensation is guaranteed to be no less than 20% of his annual base salary (or $100,000 for fiscal year 2007) under the terms of his employment agreement. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements."

Dirk J. Wild. Mr. Wild's fiscal year 2007 annual cash incentive compensation was $146,000, which represents approximately 88% of his fiscal year 2007 target annual cash incentive compensation, which was the percentage payout for all corporate center employees participating in the MIP.

David L. Chapman, Sr. Mr. Chapman's fiscal year 2007 annual cash incentive compensation was $1,050,000, which represents 175% of his fiscal year 2007 target annual cash incentive compensation. MIP payouts for eligible F&M Group employees were established at 175% of the fiscal year 2007 target, and Mr. Chapman's MIP percentage was equal to that of the other F&M Group employees participating in the MIP. The F&M Group MIP percentage for fiscal year 2007 was determined based on the attainment of the financial performance measures established at the beginning of fiscal year 2007 and the CEO's discretionary evaluation.

- Operating cash flow for the F&M Group accounted for 5% of its fiscal year 2007 MIP target, and the F&M Group exceeded its cash flow goals for the year by generating $33.7 million in operating cash flow. This amount resulted in a contribution of 10% to the fiscal year 2007 MIP for the F&M Group.

- Operating cash flow on a consolidated basis accounted for 5% of the fiscal year 2007 MIP target for the F&M Group. This amount resulted in a contribution of 10% to the fiscal year 2007 MIP.

- Pre-tax income for the F&M Group represented 20% of its 2007 MIP target. The F&M Group significantly exceeded its pre-tax income goals for the year by generating $76.3 million in pre-tax income. This amount resulted in a contribution of 40% to the fiscal year 2007 MIP for the F&M Group.

- Pre-tax income on a consolidated basis represented 20% of the 2007 MIP target for the F&M Group. This amount resulted in a zero contribution to the fiscal year 2007 MIP.

- The discretionary component generated 115% towards the MIP for the F&M Group based upon such factors as (1) the F&M Group's development of its leading market share position, currently more than 40% of the U.S. pipe fabrication market, under extremely competitive market conditions, (2) fiscal year 2007 revenues of approximately $473 million, more than double those in fiscal year 2005, (3) fiscal year 2007 pre-tax income of approximately $76 million, nearly double that of fiscal year 2006, (4) backlog of unfilled orders at fiscal year end of approximately $714 million, an almost fivefold increase over fiscal year end 2005 and (5) effective cross selling efforts with other business units, enhancing our ability to obtain profitable new projects. In addition, the F&M Group has positioned itself to capture forecast heightened demand for its products with the commencement of operations at its Mexico fabrication facility in early 2008. Although the discretionary component of the MIP percentage is typically capped at 100%, our CEO recommended, and the Compensation Committee approved, an exception for the purpose of rewarding eligible F&M Group employees, including Mr. Chapman, for their exemplary performance during fiscal year 2007.

R. Monty Glover. Mr. Glover's fiscal year 2007 annual cash incentive compensation was $300,000, which represents approximately 86% of his fiscal year 2007 target annual cash incentive compensation. MIP payouts for eligible Power Group (Fossil Division) employees were established at 92% of the fiscal year 2007 target. Mr. Glover's MIP percentage was slightly less than that of the other Power Group (Fossil Division) employees participating in the MIP due to his very recent promotion and the deferred compensation contribution made to Mr. Glover at the time of execution of his employment agreement. The Power Group (Fossil Division) MIP percentage for fiscal year 2007 was determined based on the attainment of the financial performance measures established at the beginning of fiscal year 2007 and the CEO's discretionary evaluation.

- Operating cash flow for the Power Group (Fossil Division) accounted for 5% of its fiscal year 2007 MIP target, and the Power Group (Fossil Division) exceeded its cash flow goals for the year by generating $259.1 million in operating cash flow. See Note 2 to the Annual Cash Incentive Compensation Table immediately preceding this narrative. This amount resulted in a contribution of 10% to the fiscal year 2007 MIP for the Power Group (Fossil Division).

- Operating cash flow on a consolidated basis accounted for 5% of the fiscal year 2007 MIP target for the Power Group (Fossil Division). This amount resulted in a contribution of 10% to the fiscal year 2007 MIP.

- Pre-tax income for the Power Group (Fossil Division) represented 20% of its 2007 MIP target. The Power Group (Fossil Division) generated $39.1 million in pre-tax income, which was significantly below its pre-tax income goals for fiscal year 2007, due to write-offs associated with projects from prior year periods. This amount resulted in a zero contribution to the fiscal year 2007 MIP for the Power Group (Fossil Division).

- Pre-tax income on a consolidated basis represented 20% of the 2007 MIP target for the Power Group (Fossil Division). This amount resulted in a zero contribution to the fiscal year 2007 MIP.

- The discretionary component generated 72% towards the MIP for the Power Group (Fossil Division) based upon such factors as (1) fiscal year 2007 revenues of approximately $1.45 billion, almost double that reported in fiscal year 2006, (2) backlog of unfilled orders at fiscal year end of approximately $5.96 billion, almost double that reported at fiscal year end 2006 and a more than three fold increase over fiscal year end 2005, (3) effective recruitment of highly qualified executive talent and (4) a remarkable safety record, having achieved 24.5 million work hours without a day away from work incident since 2001 through the present.

Ronald W. Oakley. Mr. Oakley's fiscal year 2007 annual cash incentive compensation was $450,000, which represents 100% of his fiscal year 2007 target annual cash incentive compensation, as guaranteed per his employment agreement. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements." MIP payouts for the remaining eligible E&I Group employees were established at 40% of the fiscal year 2007 target. The E&I Group MIP percentage for fiscal year 2007 was determined based on the attainment of the financial performance measures established at the beginning of fiscal year 2007 and the CEO's discretionary evaluation.

- Operating cash flow for the E&I Group accounted for 5% of its fiscal year 2007 MIP target, and the E&I Group exceeded its cash flow goals for the year by generating $165.1 million in operating cash flow. This amount resulted in a contribution of 10% to the fiscal year 2007 MIP for the E&I Group.

- Operating cash flow on a consolidated basis accounted for 5% of the fiscal year 2007 MIP target for the E&I Group. This amount resulted in a contribution of 10% to the fiscal year 2007 MIP.

- Pre-tax income for the E&I Group represented 20% of its 2007 MIP target. The E&I Group generated a $67.2 million pre-tax loss, which was significantly below its pre-tax income goals for fiscal year 2007. This amount resulted in a zero contribution to the fiscal year 2007 MIP for the E&I Group.

- Pre-tax income on a consolidated basis represented 20% of the 2007 MIP target for the E&I Group. This amount resulted in a zero contribution to the fiscal year 2007 MIP.

- The discretionary component generated 20% towards the MIP for the E&I Group based upon limited effectiveness of the organization in backfilling work and right-sizing post-Hurricane Katrina staffing levels.

The annual cash incentive compensation payouts in respect of fiscal year 2007 also appear in the Summary Compensation Table below in the "Non-Equity Incentive Plan Compensation" column.

2008 Target Annual Cash Incentive Compensation for Named Executive Officers

At its meeting on November 2, 2007, the Compensation Committee approved the fiscal year 2008 target annual cash incentive compensation amounts for our named executive officers as set forth in the table below.

Named Executive Officer	Fiscal Year 2008 Target Annual Cash Incentive Compensation	Percent Change (Relative to Fiscal Year 2007 Target)
J.M. Bernhard, Jr. *Chairman, President and Chief Executive Officer*	$2,640,000	10%
Robert L. Belk *Executive Vice President (Former Chief Financial Officer)*	$ 100,000	0%
Dirk J. Wild *Senior Vice President, Administration (Former Interim Chief Financial Officer)*	$ 167,500	0%
David L. Chapman , Sr. *President of the Fabrication & Manufacturing Group*	$ 750,000	25%
R. Monty Glover *President of the Fossil Division of the Power Group*	$ 375,000	7%
Ronald W. Oakley *President of the Environmental & Infrastructure Group*	$ 600,000	33%

At its meeting on November 2, 2007, the Compensation Committee also approved our fiscal year 2008 MIP company and business unit financial performance targets. The financial performance target percentages will remain the same as those for fiscal year 2007: (1) for corporate center employees participating in the MIP — 10% consolidated operating cash flow, 40% consolidated pre-tax income and 50% discretionary and (2) for business unit employees participating in the MIP — 5% business unit operating cash flow, 5% consolidated operating cash flow, 20% business unit pre-tax income, 20% consolidated pre-tax income and 50% discretionary. Our internal financial performance targets for fiscal year 2008 are tied to our forecast earnings which have not been disclosed in this level of detail to third parties. We set the performance targets at levels that we believe will not be easily achieved. We have only disclosed a range of possible earnings per share and an approximate operating cash flow forecast for fiscal year 2008 but have not disclosed the exact amounts of earnings or operating cash flow on either a consolidated or operating unit basis because they represent confidential financial information that we do not disclose to the public, and we believe the disclosure of this information will cause us competitive harm by potentially revealing to our competitors our earnings targets. This could lead competitors to determine our expected profit margins, which would negatively impact our ability to win new work in our highly competitive markets. These concerns are evidenced by the nature of our business, where large discrete contracts are individually bid.

Minimum Annual Bonuses.

Certain of our named executive officers have guaranteed minimum annual cash incentive compensation, as required by the employment agreement for such executive. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements." The table below describes the guaranteed minimum annual cash incentive compensation. The amounts set forth below are included in (and not in addition to) the annual cash incentive compensation described in the discussion above.

Named Executive Officer	Fiscal Year 2007 Guaranteed Minimum Annual Cash Incentive Compensation
Robert L. Belk *Executive Vice President (Former Chief Financial Officer)*	$100,000(1)
David L. Chapman , Sr. *President of the Fabrication & Manufacturing Group*	$500,000
R. Monty Glover *President of the Fossil Division of the Power Group*	$250,000
Ronald W. Oakley *President of the Environmental & Infrastructure Group*	$450,000

(1) Mr. Belk is guaranteed to receive annual cash incentive compensation in an amount not less than 20% of his then current base salary.

The annual bonus amounts in respect of fiscal year 2007 also appear in the Summary Compensation Table below in the "Bonus" column. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements."

Long-Term Equity Incentive Compensation

The long-term equity incentive compensation elements of our executive compensation program are designed to motivate our executives to focus on achievement of our long-term financial goals. Equity awards are also intended to retain executives, encourage share ownership and maintain a direct link between our executive compensation program and the value and appreciation in value of our common stock. Long-term equity incentive compensation represents a major component of total executive compensation for our named executive officers.

We provide long-term equity incentive compensation through a combination of stock options and restricted stock awards. We intend to also utilize restricted stock unit awards during fiscal year 2008. For fiscal year 2007, the Compensation Committee determined that 50% of the value of long-term equity incentive compensation at the time of award would be allocated as stock options and 50% would be allocated as restricted stock. The Compensation Committee has concluded that this mix of stock options and restricted stock (or restricted stock units) is consistent with our overall compensation philosophy and objectives and adequately rewards our executive officers with equity ownership in the company and puts a major component of our executive officer's total annual compensation directly at risk and subject to the performance of the executive officers and the company. The Compensation Committee believes that the equal allocation of stock options and stock awards provides the right mix of financial incentives to increase shareholder value and retain our key employees. This equal allocation of options and restricted stock is applied to all employees receiving equity incentive compensation and not just our executive management.

The annual amount of long-term equity incentive compensation is determined by the Compensation Committee based on competitive market data and other factors. As with the other elements of total compensation, the Compensation Committee targets long-term equity incentive compensation for our executive officers, on average, between the 50th and 75th percentiles of similar positions in our Heavy Industrial and Industry Peer comparator groups. Some variation above and below the competitive band is allowed when, in the judgment of executive management and/or the Compensation Committee, as appropriate, the individual's performance, the functions performed by the executive officer, the scope of the executive officer's on-going duties, the ability of the executive officer to impact our financial results, length of service, general changes in the compensation peer group in which we compete for executive talent, internal equity, our general financial performance or other factors justify variation.

The Compensation Committee has not assigned any specific weighting to these factors, and the relevance of each factor varies from individual to individual. As noted above, although it varies among executive officers, long-term equity incentive compensation of our executive officers is generally a lesser proportion of total compensation as compared with similarly situated officers at our comparator groups.

Stock Options.

Stock options represent the opportunity to purchase shares of our common stock at a fixed price at a future date. Our 2001 Employee Incentive Compensation Plan (the "Incentive Plan") requires that the per-share exercise price of our options not be less than the fair market value of a share on the date of grant. This means that our stock options have value for our executive officers only if our common stock price appreciates from the date the options are granted and the executive officers remain employed by us through the vesting period. This design focuses our executive officers on increasing the value of our common stock over the long term, consistent with shareholders' interests. Thus, our executive management has a strong financial incentive to increase shareholder value. The options generally vest over a period of four years and unvested options are generally forfeited in the event the employee's employment ends.

A listing of the stock options granted to our named executive officers in fiscal year 2007 appears in the Grants of Plan-Based Awards in Fiscal Year 2007 Table on page . For additional information regarding the terms and conditions of stock options, see the notes to the Outstanding Equity Awards at 2007 Fiscal Year End Table.

Restricted Stock.

Restricted stock represents the right of the participant to vest in shares of common stock upon lapse of restrictions. Restricted stock awards are subject to forfeiture during the period of restriction. Depending on the terms of the award, restricted stock may vest over a period of time subject only to the condition that the executive officer remains an employee ("time vesting"), or may be subject to additional conditions, such as our company meeting target performance goals ("performance vesting"), or both. In each of fiscal year 2007 and fiscal year 2008, the Compensation Committee has approved the issuance of only time vesting restricted stock. Restricted stock is an incentive for retention and performance of both newly hired/promoted and existing executive officers and other officers. Unlike options, restricted stock retains some value even if our stock price declines. Since restricted stock is based on and payable in stock, it serves to link the pecuniary interests of our executive officers with those of our shareholders. In addition, because restricted stock has a real, current value that is forfeited if an executive officer quits, it provides a significant retention incentive.

A listing of restricted stock awards granted to our named executive officers in fiscal year 2007 appears in the Grants of Plan-Based Awards in Fiscal Year 2007 Table below. For information regarding the other terms and conditions of restricted stock awards granted to our named executive officers, see the Outstanding Equity Awards at 2007 Fiscal Year End Table and related notes.

Long-Term Equity Incentive Compensation for Named Executive Officers.

At its October 26, 2006 meeting, the Compensation Committee approved the fiscal year 2007 long-term equity incentive compensation amounts for our named executive officers, which are forth in the table below. The table also reflects the fiscal year 2008 long-term equity incentive compensation amounts for our named executive officers, which were approved by the Compensation Committee at its November 2, 2007 meeting.

Named Executive Officer	Fiscal Year 2007 Long-Term Equity Incentive Compensation	Fiscal Year 2008 Long-Term Equity Incentive Compensation	Percent Change (Relative to Fiscal Year 2007)
J.M. Bernhard, Jr. *Chairman, President and Chief Executive Officer*	$5,100,000	$4,700,000	(7.8)%
Robert L. Belk *Executive Vice President (Former Chief Financial Officer)*	$1,250,000	$ 0	(100.0)%
Dirk J. Wild *Senior Vice President, Administration (Former Interim Chief Financial Officer)*	$ 287,000	$ 250,000	(12.9)%
David L. Chapman , Sr. *President of the Fabrication & Manufacturing Group*	$ 875,000	$1,125,000	28.6%
R. Monty Glover *President of the Fossil Division of the Power Group*	$ 130,000	$1,000,000	669.2%
Ronald W. Oakley *President of the Environmental & Infrastructure Group*	$ 500,000	$ 0	(100.0%)

J.M. Bernhard, Jr. Mr. Bernhard's fiscal year 2007 long-term equity incentive compensation was $5,100,000, which was between the 50th and 75th percentiles for his peers in the Heavy Industrial comparator group and above the 75th percentile for his peers in our Industry Peer comparator group. Mr. Bernhard's fiscal year 2008 long-term equity incentive compensation was $4,700,000, which represents a 7.8% decrease from his fiscal year 2007 long-term equity incentive compensation award. As noted previously, the Compensation Committee held Mr. Bernhard's Total Target Direct Compensation at $9,100,000 and increased his target annual cash compensation. Consequently, his long term equity incentive compensation decreased. Mr. Bernhard's fiscal year 2008 long-term equity incentive compensation is between the 50th and 75th percentiles for his peers in the Heavy Industrial and Industry Peer comparator groups.

Robert L. Belk. Mr. Belk's fiscal year 2007 long-term equity incentive compensation was $1,250,000, which was between the 50th and 75th percentiles for his peer Chief Financial Officers in the Heavy Industrial comparator group and above the 75th percentile for his peers in our Industry Peer comparator group. Mr. Belk's fiscal year 2008 long-term equity incentive compensation was $0. In connection with the assumption of his new role and the execution of his amended employment agreement, Mr. Belk no longer receives awards under our long-term equity incentive compensation program.

Dirk J. Wild. Mr. Wild's fiscal year 2007 long-term equity incentive compensation was $287,000, which was between the 50th and 75th percentiles for similar positions in our Heavy Industrial comparator group. Mr. Wild's fiscal year 2008 long-term equity incentive compensation was $250,000, which represents an approximately 12.9% decrease from his fiscal year 2007 long-term equity incentive compensation award. Mr. Wild's fiscal year 2008 long-term equity incentive compensation is between the 50th and 75th percentiles for similar positions in our Heavy Industrial comparator group. As noted above, we do not have applicable benchmark data for Mr. Wild from our Industry Peer comparator group. The Compensation Committee determined that the decrease in long-term equity incentive compensation was appropriate based on Mr. Wild's change in responsibilities within the company.

David L. Chapman, Sr. Mr. Chapman's fiscal year 2007 long-term equity incentive compensation was $875,000, which was at or above the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups. Mr. Chapman's fiscal year 2008 long-term equity incentive compensation was $1,125,000, which represents an approximately 28.6% increase from his fiscal year 2007 long-term equity incentive compensation award. Mr. Chapman's fiscal year 2008 long-term equity incentive compensation is at or above the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups. Based upon (1) Mr. Chapman's strong performance in fiscal year 2007, as evidenced by the record financial performance of the F&M Group and the continued growth of its market share, (2) increased demands of his position resulting from the growth in the size and complexity of the F&M Group and (3) current market conditions and the continuing need to bolster our executive management team that necessitate such competitive compensation to attract and retain key talent such as Mr. Chapman, the Compensation Committee determined that his fiscal year 2008 long-term equity incentive compensation award is reasonable and consistent with our overall compensation philosophy and objectives.

R. Monty Glover. Mr. Glover's fiscal year 2007 long-term equity incentive compensation was $130,000. Benchmark data was not available for Mr. Glover for fiscal year 2007 long-term equity incentive compensation since his position at that time was not included in the competitive data provided by Hewitt. Mr. Glover's fiscal year 2008 long-term equity incentive compensation was $1,000,000, which represents an approximately 669.2% increase from his fiscal year 2007 long-term equity incentive compensation award. Mr. Glover's fiscal year 2008 long-term equity incentive compensation is at or above the 75th percentile for similar positions in our Heavy Industrial and Industry Peer comparator groups. Mr. Glover's long-term equity incentive compensation award was negotiated in connection with his recent promotion to President of the Fossil Division of our Power Group. In light of the extremely competitive talent market, our need to retain Mr. Glover's expertise and Mr. Glover's new increased responsibilities, the Compensation Committee has determined that his total compensation package, including his fiscal year 2008 long-term equity incentive compensation award, is reasonable and consistent with our overall compensation philosophy and objectives.

Ronald W. Oakley. Mr. Oakley's fiscal year 2007 long-term equity incentive compensation was $500,000, which was between the 50th and 75th percentiles for his peers in the Heavy Industrial and Industry Peer comparator groups. Mr. Oakley's fiscal year 2008 long-term equity incentive compensation was $0. Because Mr. Oakley's annual cash incentive compensation for fiscal year 2007 was largely guaranteed and consequently substantially exceeded the MIP percentage payout for the rest of the eligible employees in the E&I Group, the Compensation Committee determined that reduction of Mr. Oakley's long-term equity incentive compensation was consistent with our compensation philosophy and objectives due to the fiscal year 2007 performance of the E&I Group.

Retirement Programs

Retirement Plan.

We maintain The Shaw Group Inc. 401(k) Plan (the "401(k) Plan"), which is a tax-qualified, defined contribution retirement plan available to eligible employees. The plan offers a voluntary pre-tax salary deferral feature under Section 401(k) of the Internal Revenue Code. The value of company paid contributions to our named executive officers under our 401(k) Plan are set forth in the Summary Compensation Table below under the "All Other Compensation" column and related notes.

Deferred Compensation Plan.

The Shaw Group Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") is a non-qualified deferred compensation plan for a select group of our highly compensated employees. Approximately 170 of our employees were eligible to participate in the Deferred Compensation Plan for fiscal year 2007.

R. Monty Glover, President of the Fossil Division within our Power Group, is the only named executive officer that participates in our Deferred Compensation Plan. Historically, we have not made our Deferred Compensation Plan available to our executive management, but rather it was utilized primarily as a vehicle to provide deferred compensation amounts, subject to multi-year cliff vesting requirements, in connection with the recruitment or retention of key employees (other than executive management). In Mr. Glover's case, we made an initial deposit of $100,000 to the Deferred Compensation Plan on January 31, 2007, as a retention bonus, prior to Mr. Glover's promotion to his present position. He will be fully vested in the $100,000, plus earnings thereon, on December 31, 2009, as long as he remains our employee until that date. In connection with his promotion, as set forth in his employment agreement, the Compensation Committee approved an additional deposit of $1,000,000 to an interest-bearing account for the benefit of Mr. Glover. We have agreed in Mr. Glover's employment agreement to transfer this amount to the Deferred Compensation Plan after we have made certain modifications to the Deferred Compensation Plan. Under his employment agreement, he will be eligible to receive the $1,000,000, plus earnings thereon, in July of 2011, as long as he remains our employee until that date. The Compensation Committee continues to evaluate modifications to the Deferred Compensation Plan to further enhance its utility as a recruitment and retention tool and to enable our executive officers and other employees to utilize it to meet their retirement goals.

Additional information regarding the Deferred Compensation Plan is set forth under the "Nonqualified Deferred Compensation" section of this proxy statement.

Welfare and Other Benefits

We maintain welfare benefit programs to meet the health care and welfare needs of our employees and their families, including medical and prescription coverage, dental and vision programs, short-term disability insurance, long-term disability insurance, group life insurance, supplemental life insurance and dependent life insurance, as well as customary vacation, leave of absence and other similar policies. Our executive officers are eligible to participate in these programs on the same basis as our other salaried employees except (1) long-term disability insurance premiums are paid by us and (2) life and accidental death and dismemberment coverages are two times the base salary of the applicable executive officer (up to a maximum of $750,000).

In addition to participating in the benefit programs provided to all other employees, our executive officers participate in the executive medical reimbursement plan. The executive medical reimbursement plan reimburses participants for qualified out-of-pocket expenses incurred by them or their eligible dependents for medical, dental and vision care, as well as prescription drugs. The plan also provides executives with an additional $100,000 of accidental death and dismemberment coverage.

The Compensation Committee believes these health and welfare benefits are reasonable and consistent with our overall compensation philosophy and necessary to ensure that we are able to maintain a competitive position in terms of attracting and retaining top executive talent and other employees.

Perquisites

During fiscal year 2005, the Compensation Committee approved a Flexible Perquisites Program (the "Flex Program") for some of Shaw's executive officers, including our CEO and some of the other named executive officers. The Flex Program provides eligible executive officers with annual grants of "flex dollars" that equate to 4% of the annual base salary of the executive. Under the Flex Program, the executives are reimbursed for actual out of pocket expenditures for whatever combination of perquisites best suits them while maintaining a common dollar value benefit among the management team. The Flex Program helps reduce administrative costs typically associated with maintaining a fleet of company cars and country club memberships, etc. The listing of available perquisites covered by the Flex Program is approved by the Compensation Committee.

The Flex Program superseded, for the participating executives, certain other perquisites (such as car allowances and country club membership dues) that may have been provided by Shaw prior to its implementation in fiscal year 2005. However, the Flex Program is supplemental to, and does not supersede, any perquisites or other personal benefits that a participating executive is otherwise entitled to under any employment agreement that the executive has in place with Shaw. A description of the relevant provisions of the employment agreements with each of our named executive officers is set forth in "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements."

These perquisites represent a small portion of the total compensation of each named executive officer. The Compensation Committee believes the perquisites available to our executive officers under the Flex Program are reasonable and consistent with our overall compensation philosophy and necessary to remain competitive for top executive talent. The incremental values ascribed to these perquisites are set forth in the Summary Compensation Table below under the "All Other Compensation" column and related notes.

Separation Agreement with Abe Fatemizadeh

We entered into a confidential settlement and release agreement with Mr. Fatemizadeh effective October 10, 2007. Pursuant to the agreement, we agreed to pay Mr. Fatemizadeh a lump sum of $2,500,000 plus $6,145 for insurance premiums actually paid by Mr. Fatemizadeh from July 2007 through October 2007 plus an additional $28,000 to cover 18 months of medical insurance coverage beyond the COBRA coverage period. See "Potential Payments Upon Termination or a Change in Control" for additional information and additional terms included in the settlement and release agreement.

Policies Relating to Our Common Stock

Our Equity-Based Compensation Award Practices.

The annual grant cycle for executive officer stock option grants and other equity awards typically occurs at the same time as decisions relating to salary increases and other annual cash incentive compensation awards. This occurs at the start of each fiscal year following the release of our financial results for the preceding fiscal year and the completion of the audit of our financial statements. The Compensation Committee may also make grants of equity awards to executive officers at other times during the year due to special circumstances, such as new hires or promotions. We do not back date or reprice options, and if our stock price declines after the grant date, we do not replace options. We do not seek to time equity grants to take advantage of information, either positive or negative, about Shaw that has not been publicly disclosed.

Insider Trading Policy.

Our insider trading policy prohibits directors, employees and certain of their family members from purchasing or selling any type of security, whether issued by us or another company, while the trading window is closed or if aware of material non-public information relating to the issuer of the security or from providing such material non-public information to any person who may trade while aware of such information. This policy also prohibits directors and employees from engaging in short sales with respect to our securities, or entering into puts, calls or other "derivative" transactions with respect to our securities. We also have procedures that require trades by directors and executive officers to be pre-cleared by appropriate Shaw personnel.

Stock Ownership Guidelines.

Equity compensation encourages our executives to have an owner's perspective in managing our company. However, stock ownership guidelines have not been implemented by the Compensation Committee for our executive officers.

Compensation Recoupment Policy

We do not have a formal policy for adjusting or recovering payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Under Section 304 of the Sarbanes-Oxley Act, if our financials must be restated as a result of misconduct, then our CEO and Chief Financial Officer must repay bonuses, incentive-based compensation, equity based compensation, and stock sale profits received during the 12-month period following the initial filing of the financial filings that required restatement. If this situation occurs we would expect to recover such awards. In other events we would review the situation in light of the responsibility of the individuals involved and the extent to which the award or payment to individuals not responsible nevertheless represented appropriate compensation for their services.

Tax and Accounting Considerations

Tax Deductibility of Executive Compensation.

Section 162(m) of the Internal Revenue Code generally prohibits a public company from deducting compensation paid in any year to named executive officers in excess of $1 million. Certain compensation is specifically exempt from the deduction limit to the extent it is "performance-based." In evaluating whether to structure executive compensation components as performance-based and thus, tax deductible, the Compensation Committee considers the net cost to Shaw, and its ability to effectively administer executive compensation in the long-term interest of shareholders. Grants made to executive officers under our equity incentive plans and cash payments under our MIP are structured generally to be deductible under Section 162(m). The Compensation Committee intends, however, to continue its practice of paying competitive compensation consistent with our philosophy to attract, retain and motivate executive officers to manage our business in the best interests of Shaw and our shareholders. The Compensation Committee, therefore, may choose to provide non-deductible compensation to our executive officers if it deems such compensation to be in the best interests of Shaw and our shareholders. For example, grants of restricted stock or restricted stock units are not performance-based under Section 162(m) and, in certain instances; deductibility of such compensation may be limited.

Section 409A of the Internal Revenue Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the law with respect to the timing of deferral elections, timing of payments and certain other matters. In general, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees so that they are either exempt from, or satisfy the requirements of, Section 409A. We believe we are currently operating such plans in compliance with Section 409A. Under recently published final regulations, however, we may be required to amend some of our plans and arrangements to make them either exempt from, or compliant with, Section 409A.

Accounting for Share-Based Compensation.

Before we grant share-based compensation awards, we consider the accounting impact of the award as structured and other scenarios in order to analyze the expected impact of the award. Consequently, the Compensation Committee has consistently approved long-term equity incentive compensation in the form of stock options and restricted stock (or restricted stock units) that are satisfied by the delivery of shares in order to avoid potential mark-to-market accounting issues associated with awards that may be satisfied by the delivery of cash, such as stock appreciation rights.

REPORT OF THE COMPENSATION COMMITTEE

The following report of the Compensation Committee does not constitute soliciting material and the report should not be deemed filed or incorporated by reference into any other previous or future filings by The Shaw Group Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that The Shaw Group Inc. specifically incorporates this report by reference therein.

The Compensation Committee has reviewed and discussed with management the disclosure set forth above under the heading "Compensation Discussion and Analysis". Based on its review and discussion, the Compensation Committee has recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement for the 2008 Annual Meeting of Shareholders and incorporated by reference in The Shaw Group Inc.'s Annual Report on Form 10-K for the fiscal year ended August 31, 2007.

Submitted by the Compensation Committee of the Board of Directors.

Daniel A. Hoffler, Chairman
James F. Barker
Albert McAlister
Charles E. Roemer, III

SUMMARY COMPENSATION

The following table summarizes the compensation for each of our named executive officers for the fiscal year ended August 31, 2007.

Summary Compensation Table for the Fiscal Year Ended August 31, 2007

Name and Principal Position	Fiscal Year Ended August 31,	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensation (5)	All Other Compensation (6)	Total
J. M. Bernhard, Jr. .... *Chairman, President and Chief Executive Officer*	2007	$1,579,400	$ —	$2,618,397	$2,313,726	$2,112,000	$ 786,832	$9,410,355
Robert L. Belk........... *Executive Vice President and Former Chief Financial Officer*	2007	619,629	100,000	763,225	391,082	—	99,652	1,973,588
Dirk J. Wild .... *Senior Vice President, Administration and Former Interim Chief Financial Officer*	2007	334,087	110,000	132,646	99,527	146,000	12,087	834,347
David L. Chapman, Sr. ..... *President of the Fabrication & Manufacturing Group*	2007	590,718	500,000	91,147	252,128	550,000	42,466	2,026,459
R. Monty Glover .... *President of the Fossil Division of the Power Group*	2007	388,146	250,000	71,809	63,982	50,000	1,270,133	2,094,070
Ronald W. Oakley .... *President of the Environmental & Infrastructure Group*	2007	601,155	450,000	552,087	49,955	—	118,395	1,771,592
Abe Fatemizadeh(7) .... *Former President of the Energy & Chemicals Group*	2007	549,031	—	1,218,457	998,389	—	2,577,321	5,343,198

(1) This column reflects the base salary for each of our named executive officers. The amounts shown include any portion of base salary deferred and contributed by the named executive officers to our 401(k) Plan.

(2) For all named executive officers except Mr. Wild, this column represents guaranteed minimum annual cash incentive compensation, which is paid in accordance with the employment agreements of the named executive officers, related to services performed in fiscal year 2007. For Mr. Wild, this column includes a $10,000 special bonus paid in connection with the filing of our Quarterly Report on Form 10-Q for the period ended November 30, 2006, and a $100,000 bonus paid subsequent to Mr. Wild's acceptance of the position of Interim Chief Financial Officer.

(3) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended August 31, 2007, in accordance with SFAS 123R. Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Under SFAS 123R, the fair value of restricted stock awards is determined as of the date of grant using our closing market price on the date of grant, and that amount is amortized by us generally over the vesting periods. Amounts shown reflect the

partial amortization of restricted stock granted in fiscal year 2007 as well as the partial amortization of restricted stock granted in prior years that was not fully vested. See "Grants of Plan-Based Awards in Fiscal Year 2007" for information with respect to the restricted stock granted in fiscal year 2007 and "Outstanding Equity Awards at 2007 Fiscal Year End" for information with respect to the unvested restricted stock granted prior to fiscal year 2007. Amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by our named executive officers.

(4) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended August 31, 2007, in accordance with SFAS 123R. Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. We recognize expense generally over the vesting periods. Amounts shown reflect the partial amortization of stock option grants made in fiscal year 2007 as well as the partial amortization of stock options granted in prior years which were not fully vested. The assumptions used for the valuations are set forth in Note 11 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended August 31, 2007. See "Grants of Plan-Based Awards in Fiscal Year 2007" for information with respect to the stock options granted in fiscal year 2007 and "Outstanding Equity Awards at 2007 Fiscal Year End" for information with respect to the stock options granted prior to fiscal year 2007. Amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by our named executive officers.

(5) Amounts shown in this column represent cash paid for fiscal year 2007 performance-based awards granted under our MIP. Amounts do not include any guaranteed minimum annual cash incentive compensation. For additional information, see "Compensation Discussion and Analysis — Annual Cash Incentive Compensation — 2005 Management Incentive Plan" above and "Grants of Plan-Based Awards in Fiscal Year 2007" below.

(6) The following table describes the components of the "All Other Compensation" column. Some of the amounts in the table below were paid directly by us or reimbursed by us to the named executive officers, and some of the amounts were provided through our Flex Program. See "Compensation Discussion and Analysis — Perquisites" for additional information on our Flex Program.

	J. M. Bernhard, Jr.	Robert L. Belk	Dirk J. Wild	David L. Chapman, Sr.	R. Monty Glover	Ronald W. Oakley	Abe Fatemizadeh
(a) Company Paid Insurance Premiums	$ 2,290	$ 2,290	$ 2,150	$ 2,290	$ 2,163	$ 2,290	$ 2,099
(b) Other Insurance Premiums	—	7,939	—	—	—	15,240	—
(c) Executive Medical Reimbursement Plan	12,014	10,294	2,337	4,256	5,318	—	13,254
(d) Company Contributions to 401(k) Plan	7,750	7,750	6,322	5,885	8,676	—	6,231
(e) Nonqualified Deferred Compensation	—	—	—	—	1,100,000	—	—
(f) Termination Payments	—	—	—	—	—	—	2,534,145
(g) Personal Use of Corporate Aircraft	405,553	43,071	—	—	—	12,646	—
(h) Automobile Usage	19,644	—	—	24,467	9,241	14,276	6,560
(i) Security Services	234,490	274	—	—	—	—	—
(j) Relocation Benefits	—	—	—	—	78,014	—	—
(k) Commuting and Living Expenses	—	—	—	—	—	57,564	—
(l) Country Club Dues & Fees	29,438	8,672	—	4,487	—	3,225	—
(m) Financial & Legal Consulting Fees	64,401	8,931	—	—	—	10,184	—
(n) Telecommuting/Home Office Expenses	864	163	514	—	176	—	1,183
(o) Spouse Travel & Meals	—	—	—	—	1,041	1,089	12,391
(p) Gifts	—	721	734	734	11,350	734	650
(q) Tax Gross-up Payments	1,127	147	30	347	47,347	1,147	209
(r)(s) Other	9,261	9,400	—	—	6,807	—	599
TOTAL	$786,832	$99,652	$12,087	$42,466	$1,270,133	$118,395	$2,577,321

(a) Represents the dollar value of the premiums paid directly by us for life insurance, long-term disability insurance, accidental death and dismemberment insurance and our executive medical reimbursement plan.

(b) Represents amounts reimbursed by us through our Flex Program for life insurance, long-term care insurance and personal catastrophe liability insurance.

(c) Represents amounts reimbursed by us for out-of-pocket expenses incurred by the named executive officers for medical, dental and vision care, as well as prescription drugs.

(d) Represents our contributions to our 401(k) Plan, which is a tax-qualified, defined contribution retirement plan. As a result of nondiscrimination testing of highly compensated employees, refunds of employee 401(k) withholdings and the forfeiture of our corresponding contribution may take place in subsequent years. Our contributions have not been reduced for past or potential forfeitures as a result of nondiscrimination testing. Our contributions on behalf of Mr. Glover are greater than the annual limit of $7,750 due to the fact that we are reporting contributions made during our fiscal year rather than on a calendar year basis.

(e) Represents our contribution of:

- $100,000 to our Deferred Compensation Plan, which is a nonqualified plan, and
- $1,000,000 to an interest-bearing account in connection with Mr. Glover's promotion to President of the Fossil Division within our Power Group and as consideration for the non-compete and non-solicitation covenants set forth in his employment agreement.

See "Nonqualified Deferred Compensation" below for additional information.

(f) Represents amounts paid by us to Mr. Fatemizadeh in connection with his termination. We entered into a confidential settlement and release agreement with Mr. Fatemizadeh effective October 10, 2007. Pursuant to the agreement, we agreed to pay Mr. Fatemizadeh a lump sum of $2,500,000 plus $6,145 for insurance premiums actually paid by Mr. Fatemizadeh from July 2007 through October 2007 plus an additional $28,000 to cover 18 months of medical insurance coverage beyond the COBRA coverage period. See "Potential Payments Upon Termination or a Change in Control" for additional information and additional terms included in the settlement and release agreement.

(g) The incremental cost of personal usage of the corporate aircraft was calculated by multiplying our variable operating costs per hour by the number of hours flown (excluding the hours associated with deadhead legs) by each named executive officer for personal use. The following variable operating costs were included in our calculation of incremental cost:

- fuel,
- repairs and maintenance,
- catering and supplies,
- travel and lodging expenses for the crew, and
- landing, flight planning and other related fees.

The following costs were not included in our calculation of incremental cost:

- fixed costs, such as crew compensation, lease expenses and hangar rent; and
- the amount of our fiscal year 2007 disallowed tax deduction. Internal Revenue Code Section 274(e) limits the amount that companies can deduct for the personal use of corporate aircraft to the amount recognized as income by the executive that used the aircraft. For fiscal year 2007, the total amount of our disallowed tax deduction resulting from personal use of the corporate aircraft by our employees, including our named executive officers, was $850,517.

(h) We provide Mr. Bernhard with a company-owned automobile for personal use. The aggregate incremental cost reflected in the table above includes fuel, maintenance, insurance and annual depreciation expense based on an estimated useful life of five years. We reimburse Mr. Chapman for expenses related to the use of his personal automobile. The aggregate incremental cost reflected in the table above includes reimbursements for the monthly note payments, insurance, fuel and maintenance. For Messrs. Bernhard and Chapman, we have included 100% of the costs paid by us as the aggregate incremental cost. We also provide an automobile allowance to Messrs. Glover and Fatemizadeh through our Flex Program, and we reimburse Mr. Oakley for the cost of a rental car.

(i) We provide certain executive officers with security services from time to time at our cost. In fiscal year 2007, we provided security services at Mr. Bernhard's personal residence totaling $233,578. We also made reimbursements through our Flex Program to Mr. Bernhard totaling $912 for the operating cost of a home security system at his personal residence and to Mr. Belk totaling $274 for upgrades to the security system at his personal residence.

(j) During fiscal year 2007, we incurred costs related to Mr. Glover's relocation to the Charlotte, North Carolina area. We also purchased Mr. Glover's home in Texas in connection with his relocation. We have included the following amounts related to Mr. Glover's relocation in the table above:

- $23,103 represents the actual costs incurred by us (or reimbursed to Mr. Glover by us) during fiscal year 2007 related to the move. This amount includes lending and closing costs related to the sale of Mr. Glover's old home and the purchase of his new home; hotel, car and meal expenses related to Mr. Glover's travel between Texas and North Carolina during the relocation process; and other related relocation expenses.

- $50,636 represents the difference between the purchase price that we paid for Mr. Glover's home ($900,636) in Texas and the appraised value of the home ($850,000), which is the amount that is recorded on our balance sheet. The $900,636 purchase price was derived from Mr. Glover's original purchase price of the home, closing costs and the cost of subsequent improvements.

- $4,275 represents imputed interest on the $900,636 amount that we paid to Mr. Glover in order to purchase his home for the period beginning on the date on which we provided the funds to Mr. Glover and ending on the date that we closed on the purchase of Mr. Glover's house.

- We also expect to incur closing costs at some point in the future of approximately $50,000 in connection with the sale of Mr. Glover's home in Texas. This amount has not been included as compensation in the table above. The actual cost incurred by us may differ from this estimate.

(k) Includes $22,620 for commuting expenses from Mr. Oakley's home in South Carolina to our home office in Baton Rouge and $34,944 for living expenses, primarily for an apartment in Baton Rouge.

(l) Represents the total amount paid for country club dues and related fees. These club memberships are not used exclusively for business purposes. Some of these amounts were paid directly by us, and some were reimbursed through our Flex Program.

(m) Represents amounts reimbursed by us through our Flex Program primarily for tax preparation, financial consulting, estate planning and legal fees.

(n) Represents home office expenses, including home phone and internet services.

(o) Represents transportation costs and meal expenses incurred by us for the named executive officers' spouses to accompany them to business events. Some of these amounts were paid directly by us, and some were reimbursed through our Flex Program.

(p) Mr. Glover's "Gifts" include $11,192 for golf clubs and a hunting rifle, which were given to Mr. Glover in connection with the acceptance of his new position as the President of the Fossil Division within our Power Group. Remaining amounts primarily represent Christmas gifts and gifts for the named executive officers' spouses.

(q) Represents gross-ups to cover Medicare taxes on certain perquisites. For Mr. Glover, the amount also includes gross-ups to cover all taxes on amounts incurred in connection with his relocation and on certain gifts. See the narrative following the Summary Compensation Table and Grants of Plan-Based Awards Table for a description of the perquisites included.

(r) Mr. Bernhard's "Other" compensation includes $8,300 for a personal trainer and $961 for tickets to an entertainment event, which both were reimbursed through our Flex Program. Mr. Belk's "Other" compensation includes $9,400 for tickets to athletic events, which was reimbursed through our Flex Program. Mr. Glover's "Other" compensation includes $6,807 resulting from a cash payment associated with our January 2005 stock option grant. The Compensation Committee of the Board of Directors authorized the award of long-term incentives to certain executives on October 13, 2004. Some of the awards, including Mr. Glover's, were not granted until January 21, 2005. In order to compensate the recipients of the grant for the increase in our stock price between October 13, 2004 and January 21, 2005, the Compensation Committee approved a cash payment to be made to the recipients on each vesting date. Mr. Fatemizadeh's "Other" compensation includes athletic club dues, which were reimbursed through our Flex Program.

(s) The table above does not include amounts for the following perquisites because there was no incremental cost to us during fiscal year 2007.

   - We purchase tickets to athletic and other entertainment events generally for client entertainment purposes. If the tickets are not being used for client entertainment purposes, employees, including our named executive officers, may use the tickets.

   - We are a member of a hunting and fishing club in southwest Louisiana that we use primarily for client entertainment purposes. If we are not using the club for client entertainment purposes, employees, including our named executive officers, may use the club.

   - Guests may accompany named executive officers on business trips at times. If our aircraft is used and a guest travels with the named executive officer on the business trip, there is no incremental cost to us.

(7) As mentioned above, Mr. Fatemizadeh's employment with us ended on July 3, 2007. See "Potential Payments Upon Termination or a Change in Control" below for additional information on the terms of Mr. Fatemizadeh's settlement and release agreement.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2007

The following table provides information about cash and equity incentive compensation awarded to our named executive officers in fiscal year 2007. During fiscal year 2007, the named executive officers received three types of plan-based awards:

MIP — Our 2005 Management Incentive Plan is based on achieving pre-established annual pre-tax income, operating cash flow and individual performance goals. Awards under the plan are paid in cash. For additional information about the plan, see "Compensation Discussion and Analysis — Annual Cash Incentive Compensation — 2005 Management Incentive Plan."

Restricted Stock — The restricted stock was granted under our 2001 Employee Incentive Compensation Plan. For additional information, see "Compensation Discussion and Analysis — Long-Term Equity Incentive Compensation — Restricted Stock."

Options — The options were granted under our 2001 Employee Incentive Compensation Plan. For additional information, see "Compensation Discussion and Analysis — Long-Term Equity Incentive Compensation — Stock Options."

Grants of Plan-Based Awards for the Fiscal Year Ended August 31, 2007

Name	Grant Type	Grant Date (1)	Approval Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards ($/Share) (5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
				Threshold ($)	Target ($)	Maximum ($)				
J. M. Bernhard, Jr.	MIP			0	2,400,000	4,800,000(7)				
	Restricted Stock	11/1/2006	10/27/2006				95,506			2,550,010
	Options	11/1/2006	10/27/2006					206,991	26.70	3,338,765
Robert L. Belk	MIP			0	0	100,000(7)				
	Restricted Stock	11/1/2006	10/27/2006				23,409			625,020
	Options	11/1/2006	10/27/2006					50,734	26.70	600,183
Dirk J. Wild	MIP			0	167,500	335,000(7)				
	Restricted Stock	11/1/2006	10/27/2006				5,375			143,513
	Options	11/1/2006	10/27/2006					11,649	26.70	137,808
David L. Chapman, Sr.	MIP			0	100,000	700,000(7)				
	Restricted Stock	11/1/2006	10/27/2006				16,386			437,506
	Options	11/1/2006	10/27/2006					35,514	26.70	420,131
R. Monty Glover	MIP			0	100,000	450,000(7)				
	Restricted Stock	11/1/2006	10/27/2006				2,435			65,015
	Options	11/1/2006	10/27/2006					5,276	26.70	62,415
Ronald W. Oakley	MIP			0	0	750,000(8)				
	Restricted Stock	11/1/2006	10/27/2006				9,364			250,019
	Options	11/1/2006	10/27/2006					20,294	26.70	240,078
Abe Fatemizadeh	MIP			0	300,000	1,050,000(8)				
	Restricted Stock	11/1/2006	10/27/2006				18,727			500,011
	Options	11/1/2006	10/27/2006					40,587	26.70	480,144

(1) The Compensation Committee approved the awards on October 27, 2006 and determined that the grants would be priced at the higher of the closing price on October 27, 2006 or November 1, 2006.

(2) These columns show the range of possible cash payouts under the performance-based portion of our MIP related to fiscal year 2007 performance. This table does not include any guaranteed minimum annual cash incentive compensation amounts that are payable under the plan. For additional information related to our annual cash incentive awards, including performance targets, measures, discretionary factors and weighting, see "Compensation Discussion and Analysis — Annual Cash Incentive Compensation — 2005 Management Incentive Plan."

(3) This column shows the number of shares of restricted stock granted to our named executive officers during fiscal year 2007. For additional information related to the terms and conditions of the restricted stock granted by us, see "Outstanding Equity Awards at 2007 Fiscal Year End."

(4) This column shows the number of stock options granted to our named executive officers during fiscal year 2007. For additional information related to the terms and conditions of the stock options granted by us, see "Outstanding Equity Awards at 2007 Fiscal Year End."

(5) This column shows the exercise price of the stock options granted, which was the closing market price of our common stock on October 27, 2006.

(6) This column shows the full grant date fair value, calculated in accordance with SFAS 123R, of the shares of restricted stock and stock options granted to the named executive officers in fiscal year 2007. Pursuant to SEC rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used for determining stock option values are set forth in Note 11 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended August 31, 2007. Amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by our named executive officers.

(7) Calculated as 200% of the named executive officer's fiscal year 2007 annual cash incentive compensation target plus any guaranteed minimum annual cash incentive compensation, minus the guaranteed minimum annual cash incentive compensation amount. For additional information, see "Compensation Discussion and Analysis — Annual Cash Incentive Compensation."

(8) Calculated in accordance with the respective named executive officer's employment agreement as 200% of the named executive officer's fiscal year 2007 base salary minus any guaranteed minimum annual cash incentive compensation. For additional information, see "Compensation Discussion and Analysis — Annual Cash Incentive Compensation."

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The following is a discussion of material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Fiscal 2007 Salary. Our named executive officers were paid annual base salaries during fiscal year 2007 as follows:

- *Mr. Bernhard* — $1,448,000 from September 1, 2006 through October 29, 2006, and $1,600,000 for the remainder of the fiscal year;
- *Mr. Belk* — $597,000 from September 1, 2006 through October 29, 2006, $650,000 from October 30, 2006, through July 5, 2007, and $500,000 for the remainder of the fiscal year;
- *Mr. Wild* — $325,000 from September 1, 2006 through October 29, 2006, and $335,000 for the remainder of the fiscal year;
- *Mr. Chapman* — $533,000 from September 1, 2006 through October 29, 2006, and $600,000 for the remainder of the fiscal year;
- *Mr. Glover* — $260,000 from September 1, 2006 through October 29, 2006, $350,000 from October 30, 2006, through July 2, 2007, and $500,000 for the remainder of the fiscal year;
- *Mr. Oakley* — $600,000 for the entire fiscal year; and
- *Mr. Fatemizadeh* — $500,000 from September 1, 2006 through October 29, 2006, and $600,000 until his date of termination, July 3, 2007.

Amounts reflected in the Salary column of the Summary Compensation Table are pro-rated accordingly.

Employment Agreements.

J. M. Bernhard, Jr. Mr. Bernhard serves as President and Chief Executive Officer pursuant to an employment agreement entered into on April 10, 2001, which was amended and restated as of January 23, 2007. Unless either party gives notice to terminate the agreement, the agreement will automatically renew on each day of the term for a successive three-year term. The agreement provides that Mr. Bernhard will, among other things, be entitled to:

(a) an annual base salary in an amount set by our Board, which may be increased by the Board at its discretion but may not be decreased without Mr. Bernhard's consent;

(b) bonus awards under any bonus program established by us or, in the absence of a bonus program, bonus awards as may be determined by our Board;

(c) reimbursement of expenses;

(d) participation in the various employee benefit plans and programs that we provide to our employees in general, including health, dental, disability, 401(k) and life insurance plans (subject to eligibility requirements under such plans); and plans pursuant to which long-term incentive compensation such as stock options, restricted stock or similar awards are granted;

(e) reasonable vacation at Mr. Bernhard's discretion, but in no event less than five weeks of vacation per year with unlimited carryover, and holidays; and

(f) other benefits in addition to those made available to our management, including country club memberships, an automobile and a mid-size jet aircraft for his personal use and benefit.

Robert L. Belk. Mr. Belk serves as Executive Vice President pursuant to an employment agreement dated May 1, 2000, as amended. Unless either party gives notice to terminate the agreement, the agreement has a fixed three-year term that ends on December 31, 2010.

Pursuant to the agreement, as amended, Mr. Belk is entitled to:

(a) an annual base salary of $500,000, which may be increased by the Board at its discretion but may not be decreased without Mr. Belk's consent;

(b) bonuses under our MIP with a minimum annual bonus of 20% of base salary;

(c) reimbursement of expenses;

(d) five weeks of paid vacation per year with unlimited carryover;

(e) personal use of company-owned aircraft of up to 50 hours per calendar year; and

(f) participation in the various employee benefit plans or programs we provide to our employees in general.

Dirk J. Wild. On October 13, 2004, we appointed Mr. Wild to the newly created principal officer position of Senior Vice President & Chief Accounting Officer and entered into an oral severance agreement with Mr. Wild. Pursuant to this oral agreement, we agreed to pay Mr. Wild an amount equal to six months of his salary if we terminate Mr. Wild for any reason other than cause.

We entered into a new, written employment agreement with Mr. Wild after the end of our last fiscal year, which agreement was effective as of October 10, 2007, and will govern his new position as our Senior Vice President, Administration. The agreement has a two-year term that ends on October 10, 2009. Pursuant to the agreement, Mr. Wild is entitled to:

(a) an annual base salary of $335,000, which may be increased by the Board at its discretion but may not be decreased without Mr. Wild's consent;

(b) bonuses under our MIP with an annual performance bonus range of 0% to 200% of his bonus target, which bonus target will initially be 50% of base salary;

(c) reimbursement of expenses;

(d) four weeks of paid vacation per year with unlimited carryover;

(e) participation in our discretionary long term incentive compensation plan; and

(f) participation in the various employee benefit plans or programs we provide to our employees in general.

David L. Chapman, Sr. Mr. Chapman serves as the President of our F&M Group pursuant to an employment agreement, dated as of April 6, 2002, as amended effective April 1, 2005. The agreement expires on April 30, 2008, provided that either we or Mr. Chapman provide three months prior notice of termination, at which time the three-year consulting arrangement described below would begin. Pursuant to the agreement, Mr. Chapman is entitled to:

(a) an annual base salary of $533,000, which may be increased by the Board at its discretion but may not be decreased without Mr. Chapman's consent;

(b) participation in our annual bonus program with a guaranteed minimum bonus of $500,000 per year;

(c) an automobile allowance;

(d) a country club membership;

(e) three weeks of paid vacation per year and holidays;

(f) participation in the various employee benefit plans or programs we provide to our employees in general; and

(g) reimbursement for the usage of his personal plane for company-approved business.

Upon commencement of his employment with us in April 2002, Mr. Chapman was granted options to purchase 100,000 shares of our common stock. We guaranteed Mr. Chapman a $10 per share accretion in stock price with respect to the shares underlying these options based on the performance of the F&M Group. Upon Mr. Chapman's exercise of these options, we agreed to pay him, in cash, the difference between the guaranteed accreted value per share of the stock and the actual accreted value of the stock on the exercise date. During fiscal year 2007, Shaw's stock price increased more than $10 per share, causing this guarantee to become null and void. Upon approval of the amendment to Mr. Chapman's employment agreement by the Compensation Committee on January 6, 2005, Mr. Chapman was granted options to purchase 50,000 shares of our common stock at an exercise price of $15.54, vesting in three equal annual installments of 33% commencing on April 1, 2006.

R. Monty Glover. Mr. Glover serves as President of the Fossil Division of the Power Group pursuant to an employment agreement, effective July 3, 2007. The agreement automatically renews on each day of the term for a successive two-year term. Upon notice from either party, the term of the agreement will be fixed and not subject to automatic renewal at which point the agreement will terminate on the second anniversary of the date established in the notice. Pursuant to the agreement, Mr. Glover is entitled to:

(a) an annual base salary of $500,000, which may be increased but may not be decreased without Mr. Glover's consent;

(b) bonuses under our MIP, with a minimum annual bonus of $250,000;

(c) reimbursement of expenses;

(d) four weeks of paid vacation per year;

(e) pursuant to our discretionary long term incentive compensation plan, annual equity awards with an aggregate value of $1,000,000, divided equally between options and restricted stock; and

(f) participation in the various employee benefit plans or programs we provide to our employees in general, as well as our Flexible Perquisites Program (which is available for select executives and provides for reimbursement of benefits up to 4% of base salary).

Ronald W. Oakley. Mr. Oakley serves as President of our E&I Group pursuant an employment agreement, effective August 3, 2006. Unless either party gives notice to terminate the agreement, the agreement will automatically renew on each day of the term for a successive three-year term. Upon receipt of notice, the term of the agreement will be fixed and not subject to automatic renewal at which point the agreement will terminate on the third anniversary of the date established in the notice. Pursuant to the agreement, Mr. Oakley is entitled to:

(a) an annual base salary of $600,000, which may be increased but may not be decreased without Mr. Oakley's consent;

(b) participation in our MIP, with a minimum annual bonus of 25% of his base salary and a potential bonus of 200% of his base salary (Mr. Oakley's initial target bonus has been set at 75% of his base salary. This amount represents a guaranteed minimum bonus for fiscal year 2007, and will be a guaranteed minimum bonus for fiscal year 2008 as well);

(c) receipt of a bonus in fiscal year 2006 of no less than $461,000, which must be repaid to us on a pro-rata basis if Mr. Oakley voluntarily terminates his employment with us or is terminated for Misconduct (as defined in the agreement) prior to the completion of 24 months of employment;

(d) participation in our various employee benefit plans, including our discretionary long term incentive plan under which his overall target value of combined grants of restricted stock and options will be 100% of his base salary each year, and our Flexible Perquisites Program (which is available for select executives and provides for reimbursement of benefits up to 4% of base salary), and programs we provide to our employees in general; and

(e) four weeks of paid vacation per year.

Effective upon commencement of employment, pursuant to his agreement, Mr. Oakley received restricted shares with a value of $1,000,000 vesting in two equal annual installments of 50% each. In addition to the foregoing initial restricted share award, on November 1, 2006, Mr. Oakley was granted a long term incentive award valued at $500,000, payable 50% in restricted stock and 50% in stock options vesting in four equal annual installments of 25% each.

Each of the employment agreements contain provisions governing payments and benefits owed to our named executive officers upon the termination of such officer's employment with us, which are discussed in further detail below in "Potential Payments Upon Termination or a Change in Control."

Equity Awards. For a discussion of the amounts appearing in the Stock Awards and Option Awards columns of the Summary Compensation Table, please read "Compensation Discussion and Analysis — Long-Term Equity Incentive Compensation." In addition, as mentioned above, Mr. Fatemizadeh's employment with us ended on July 3, 2007. We subsequently entered into a settlement and release agreement with Mr. Fatemizadeh, which provided for the accelerated vesting of 99,937 unvested stock options and 49,953 unvested shares of restricted stock. Accordingly, the amounts in the Stock Awards and Option Awards columns of the Summary Compensation Table reflect the accelerated vesting of Mr. Fatemizadeh's stock options and restricted stock. See the notes to the Outstanding Equity Awards Table for additional information on the terms of the acceleration and "Potential Payments Upon Termination or a Change in Control" for additional information on the settlement and release agreement that we entered into with Mr. Fatemizadeh.

Non-Equity Incentive Plan Compensation. For a discussion of the amounts appearing in this column of the Summary Compensation Table, please read "Compensation Discussion and Analysis — Annual Cash Incentive Compensation — 2005 Management Incentive Plan."

Tax Gross-Ups. We provide tax reimbursement payments to certain executives to cover FICA and Medicare taxes on certain perquisites. These perquisites primarily include company-paid insurance premiums, personal use of corporate aircraft, automobile expenses, commuting and living expenses, country club dues and fees, telecommuting/home office expenses, spouse travel and meals, and gifts. Our executive management may also approve tax reimbursement payments to cover taxes on certain expenses, such as relocation expenses in accordance with our relocation policy, and certain gifts.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR END

The following table provides information regarding outstanding unexercised stock options and unvested stock awards held by each of our named executive officers as of August 31, 2007. Each grant of stock options or unvested stock awards is shown separately for each named executive officer.

Outstanding Equity Awards as of August 31, 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares or Units of Stock that have not Vested($)(1)
J. M. Bernhard, Jr.	400,000	—	4.19	10/19/2008	64,670(4)	3,236,734
	400,000	—	21.00	7/28/2010	79,350(2c)	3,971,468
	228,000	76,000(2a)	11.20	10/10/2013	77,250(2f)	3,866,363
	116,400	116,400(2c)	12.66	10/13/2014	95,506(2h)	4,780,075
	51,500	154,500(2e)	20.76	10/13/2015	—	—
	—	206,991(2h)	26.70	11/1/2016	—	—
Total					316,776	15,854,640
Robert L. Belk	27,240	—	4.19	10/19/2008	9,750(2a)	487,988
	150,000	—	21.00	7/28/2010	21,950(2c)	1,098,598
	10,000	—	26.00	9/21/2011	18,750(2f)	938,438
	50,000	—	15.08	12/19/2012	23,409(2h)	1,171,620
	42,000	14,000(2a)	11.20	10/10/2013	—	—
	64,400	—	12.66	10/13/2014	—	—
	12,250	36,750(2e)	20.76	10/13/2015	—	—
	—	50,734(2h)	26.70	11/1/2016	—	—
Total					73,859	3,696,644
Dirk J. Wild	10,000	—	25.95	12/3/2011	853(2b)	42,693
	8,000	—	14.99	9/20/2012	5,300(2c)	265,265
	3,658	1,219(2b)	11.10	5/19/2014	4,875(2f)	243,994
	7,800	7,800(2c)	12.66	10/13/2014	5,375(2h)	269,019
	3,250	9,750(2e)	20.76	10/13/2015	—	—
	—	11,649(2h)	26.70	11/1/2016	—	—
Total					16,403	820,971
David L. Chapman, Sr.	100,000	—	26.18	4/9/2012	16,386(2h)	820,119
	25,000	—	15.08	12/19/2012	—	—
	33,330	16,670(3)	15.54	1/6/2015	—	—
	—	35,514(2h)	26.70	11/1/2016	—	—
Total					16,386	820,119
R. Monty Glover	5,000	—	51.51	3/16/2011	929(2b)	46,496
	—	1,327(2b)	11.10	5/19/2014	2,468(2d)	123,523
	895	2,725(2d)	16.42	1/21/2015	2,258(2f)	113,013
	—	4,516(2e)	20.76	10/13/2015	2,435(2h)	121,872
	—	5,276(2h)	26.70	11/1/2016	—	—
Total					8,090	404,904
Ronald W. Oakley	—	20,294(2h)	26.70	11/1/2016	23,245(2g)	1,163,412
					9,364(2h)	468,668
Total					32,609	1,632,080
Abe Fatemizadeh(5)	18,750	6,250(5)	8.75	1/8/2008	1,226(5)	61,361
	18,750	6,250(5)	11.20	1/8/2008	17,250(5)	863,363
	21,350	21,350(5)	12.66	1/8/2008	12,750(5)	638,138
	8,500	25,500(5)	20.76	1/8/2008	18,727(5)	937,286
	—	40,587(5)	26.70	1/8/2008	—	—
Total					49,953	2,500,148

(1) The market value shown was determined by multiplying the number of unvested shares of stock by $50.05, which is the closing market price of our common stock on August 31, 2007.

(2) The following table details the vesting schedule for the unvested stock option and restricted stock awards.

	Grant Date	Vesting Dates			
		25%	50%	75%	100%
(a)	10/10/2003	10/10/2004	10/10/2005	10/10/2006	10/10/2007
(b)	5/19/2004	10/10/2004	10/10/2005	10/10/2006	10/10/2007
(c)	10/13/2004	10/13/2005	10/13/2006	10/13/2007	10/13/2008
(d)	1/21/2005	10/13/2005	10/13/2006	10/13/2007	10/13/2008
(e)	10/13/2005	10/13/2006	10/13/2007	10/13/2008	10/13/2009
(f)	1/27/2006	10/13/2006	10/13/2007	10/13/2008	10/13/2009
(g)	8/3/2006	—	8/3/2007	—	8/3/2008
(h)	11/1/2006	11/1/2007	11/1/2008	11/1/2009	11/1/2010

(3) Grant vests based on the following schedule: 33.33% on April 1, 2006, 33.33% on April 1, 2007 and 33.34% on April 1, 2008.

(4) Grant vests based on the following schedule (amounts are not cumulative): 37,500 shares on October 10, 2004, 54,165 shares on October 10, 2005, 64,665 shares on October 10, 2006 and 64,670 shares on October 10, 2007.

(5) Mr. Fatemizadeh's employment with us ended on July 3, 2007. As discussed under "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Equity Awards" above and under "Potential Payments Upon Termination or a Change in Control" below, we entered into a confidential settlement and release agreement with Mr. Fatemizadeh effective October 10, 2007. Upon execution of the agreement, we agreed to accelerate the vesting of 99,937 unvested stock options and 49,953 unvested shares of restricted stock. These amounts are included as outstanding in the table above since the acceleration of vesting did not occur until October 2007. Mr. Fatemizadeh has up to 90 days from the effective date of the confidential settlement and release agreement to exercise all outstanding options.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2007

The following table provides information for each of our named executive officers regarding (1) stock option exercises during fiscal year 2007, including the number of shares acquired upon exercise and the value realized, and (2) the number of shares acquired upon the vesting of restricted stock during fiscal year 2007 and the value realized:

Option Exercises and Stock Vested for the Fiscal Year Ended August 31, 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
J.M. Bernhard, Jr.	—	$ —	130,090	$3,545,880
Robert L. Belk	—	—	26,975	737,932
Dirk J. Wild	—	—	5,129	141,040
David L. Chapman, Sr.	—	—	—	—
R. Monty Glover	14,642	187,315	2,917	79,890
Ronald W. Oakley	—	—	23,245	1,264,993
Abe Fatemizadeh	—	—	14,101	388,575

(1) The value realized upon the exercise of stock options is the difference between the exercise price and the closing market price of our common stock on the date of exercise for each option. The value realized was determined without considering any taxes and commissions that were owed upon exercise.

(2) The value realized upon the vesting of restricted stock awards is the number of shares acquired on vesting multiplied by the closing market price of our common stock on the vesting date. Upon the vesting of restricted stock, shares may be surrendered to satisfy income tax withholding requirements. The amounts shown and the value realized do not give effect to the surrender of shares to cover such tax withholding obligations.

NONQUALIFIED DEFERRED COMPENSATION

The Shaw Group Deferred Compensation Plan is a nonqualified plan maintained by us for a select group of our highly compensated employees. Approximately 170 of our employees were eligible to participate in the Deferred Compensation Plan in fiscal year 2007. We made a discretionary contribution on behalf of each eligible employee in fiscal year 2007. The long-term deferral awards are evidenced by individual agreements with the participating employees, and they generally vest after three years of continuous employment with us or an affiliate. Mr. Glover was the only named executive officer who received a discretionary employer contribution during fiscal year 2007. We currently do not have plans to make a contribution in fiscal year 2008.

Participants in the Deferred Compensation Plan are allowed to invest their funds in a number of approved investment options. The following table shows the investment options and the rate of return for the period January 1, 2007 (the effective date of the plan) through August 31, 2007 for each fund that was offered through the Deferred Compensation Plan as of August 31, 2007.

Fund Name	Rate of Return
American Funds® EuroPacific Growth Fund® — Class R4	10.33%
American Funds® Growth Fund of America® — Class R4	8.76%
Columbia Acorn USA Fund — Class Z	4.96%
Dodge & Cox Stock Fund	2.93%
Fidelity Freedom 2005 Fund®	4.81%
Fidelity Freedom 2010 Fund®	4.84%
Fidelity Freedom 2015 Fund®	5.31%
Fidelity Freedom 2025 Fund®	6.17%
Fidelity Freedom 2035 Fund®	6.87%
Fidelity Freedom 2040 Fund®	6.93%
Fidelity Freedom 2050 Fund®	7.34%
Fidelity Retirement Money Market Portfolio	3.40%
Fidelity Value Fund	7.13%
Mainstay Small Cap Opportunity Fund — Class I	(7.14)%
PIMCO Total Return Fund — Administrative Class	2.79%
Rainier Small/Mid Cap Equity Portfolio — Investor Class	18.22%
Spartan® Extended Market Index Fund — Investor Class	5.75%
Spartan® International Index Fund — Investor Class	7.39%
Spartan® U.S. Equity Index Fund — Investor Class	5.16%

Withdrawals of unvested funds from the Deferred Compensation Plan prior to the applicable employee's vesting date are not permitted, although participants are allowed to take hardship distributions from the vested portion of their account balances for unforeseeable emergencies. An unforeseeable emergency shall mean (1) a severe financial hardship of the participant that results from an illness or accident of the participant, the participant's spouse or the participant's dependent, (2) loss of the participant's property due to casualty, or (3) a similar extraordinary and unforeseeable circumstance arising as a result of events beyond the participant's control.

Once vested, the participant's account balance is paid out in either annual installments or a lump sum, as elected by the participant, subject to certain plan provisions. However, upon the participant's disability or death, or a change in control, regardless of the participant's distribution election, his or her unpaid account balance will become 100% vested and paid out in a single lump sum. The Deferred Compensation Plan defines disability as either (1) the inability of a participant to engage in a substantially gainful activity by reason of a medically determinable physical or mental impairment which is expected to result in death or to last at least 12 months, or (2) the receipt by a participant of income replacement benefits for at least 3 months under our accident and health plan. A change of control for purposes of the Deferred Compensation Plan generally means (1) a change in the ownership of our company, where any person or group acquires more than 50% of the total fair market value or the total voting power of our stock, (2) a change in the effective control of our company where any person or group acquires ownership of 30% or more of the voting power of our stock, or a majority of the members of our Board are replaced in a twelve month period, or (3) a change in the ownership of a substantial portion of our assets, meaning that a person or group acquires 40% or more of the total gross fair market value of all of our assets.

In addition to our contributions to the Deferred Compensation Plan, we have agreed to set aside certain deferred amounts pursuant to the employment agreements entered into with Messrs. Bernhard and Glover. In consideration for Mr. Bernhard's agreement not to compete with us for a two-year period following termination of employment, we agreed upon his termination to pay Mr. Bernhard a lump sum amount of $15,000,000 plus interest earned during the period in which the funds have been set aside. During each of fiscal years 2001, 2002 and 2003, we set aside $5,000,000 to fund the non-compete payment. These funds were invested in short-term interest-bearing securities in accordance with our investment policy and earned interest at a rate of 5.34% during fiscal year 2007. The $15,000,000 (plus earnings) is payable to Mr. Bernhard upon his termination for any reason including a Corporate Change, as defined below under "Potential Payments Upon Termination or a Change in Control."

Similarly, in connection with Mr. Glover's promotion to President of the Fossil Division within our Power Group and as consideration for the non-compete and non-solicitation covenants set forth in his employment agreement, the Compensation Committee approved a deposit of $1,000,000 into an interest bearing account, for the benefit of Mr. Glover, to be invested in accordance with our deferred compensation policy. During fiscal year 2007, the funds in the interest bearing account earned interest at a rate of 3.93%. We have agreed, in Mr. Glover's employment agreement, to transfer the $1,000,000 plus earnings to the Deferred Compensation Plan after we have made certain modifications to the plan. As of August 31, 2007, the amount had not yet been transferred to the Deferred Compensation Plan. If Mr. Glover voluntarily terminates his employment or is terminated by us due to his Misconduct (as defined below in "Potential Payments Upon Termination or a Change in Control") prior to completion of four years of continuous employment with us following the effective date of the agreement (July 3, 2007), Mr. Glover will forfeit any and all rights to these amounts. Mr. Glover will be entitled to receive the $1,000,000 contribution plus earnings after completion of four years of continuous employment with us or if he resigns for Good Reason (as defined below in "Potential Payments Upon Termination or a Change in Control") or is terminated by us for reasons other than his Misconduct.

The following table provides summary information with respect to amounts credited, earnings and account balances for our named executive officers under our deferred compensation plans.

Nonqualified Deferred Compensation for the Fiscal Year Ended August 31, 2007

Name	Registrant Contributions in Last Fiscal Year (1)	Aggregate Earnings in Last Fiscal Year (2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End
J.M. Bernhard, Jr.	$ —	$880,710	$ —	$17,386,999(3)
Robert L. Belk	—	—	—	—
Dirk J. Wild	—	—	—	—
David L. Chapman, Sr.	—	—	—	—
R. Monty Glover	1,100,000	10,279	—	1,110,279(4)
Ronald W. Oakley	—	—	—	—
Abe Fatemizadeh	—	—	—	—

(1) These amounts are reflected in the "All Other Compensation" column of the Summary Compensation Table.

(2) None of the earnings in this column are included in the Summary Compensation Table because they were not preferential or above-market.

(3) Represents amount being held in a trust fund in connection with the non-compete clause in Mr. Bernhard's employment agreement. For additional information, see the "Nonqualified Deferred Compensation" narrative above.

(4) Includes the following:

— a $100,000 discretionary contribution made by us to our Deferred Compensation Plan plus $2,957 of earnings through August 31, 2007. Mr. Glover will become fully vested in the amounts deposited by us, plus earnings, on December 31, 2009 as long as he remains our employee until this date.

— a $1,000,000 contribution made by us to an interest-bearing account, plus $7,322 of earnings through August 31, 2007. See the "Nonqualified Deferred Compensation" narrative above for additional information.

POTENTIAL PAYMENTS UPON TERMINATION OR A CHANGE IN CONTROL

This section of the proxy statement sets forth information regarding compensation and benefits that each of the named executive officers would receive in the event of a change in control without termination of employment or in the event of termination of employment under several different circumstances, including: (1) voluntary resignation by the named executive officer; (2) resignation by the named executive officer for good reason; (3) involuntary termination by us without cause; (4) termination by us for cause; (5) death; (6) disability; or (7) resignation by the named executive officer for good reason following a change in control.

The employment agreements of our named executive officers generally contain the following definitions:

Good Reason commonly means the occurrence of one of the following events: (1) a material breach of any of our obligations to the employee under their respective employment agreements without that employee's express consent; (2) the continued assignment to the employee of any duties inconsistent with the office that employee holds in our company; (3) our failure to pay to the employee any portion of the employee's compensation on the date such compensation is due; (4) our failure to provide an employee with similar benefits under any of our medical, health, accident and/or disability plans, as provided to other employees in a comparable position within our company; (5) our inability to obtain a satisfactory agreement from any successor to assume the employee's employment agreement; or (6) a Corporate Change.

Misconduct means (1) the continued failure by an employee to substantially perform his duties with us (other than a failure resulting from an employee's disability (as defined below)); (2) the engaging by an employee in conduct which is demonstrably and materially injurious to us, monetarily or otherwise, (other than such conduct resulting from an employee's incapacity due to physical or mental illness and other than any such actual or anticipated conduct after the issuance of a notice of termination by an employee for good reason); or (3) an employee's conviction for the commission of a felony.

Disability means that an employee has been absent from the full-time performance of the employee's duties with us for a period ranging from 90 to 180 consecutive calendar days, as individually specified in each employment agreement, as a result of an employee's incapacity due to physical or mental illness.

A Corporate Change shall occur if (1) we are not the surviving entity in any merger or consolidation (or if we only survive as a subsidiary of another entity); (2) we sell all or substantially all of our assets to any other person or entity other than a wholly-owned subsidiary; (3) we completely dissolve and liquidate; (4) any "person" or "group" as defined in the Securities Exchange Act of 1934, as amended, but excluding any 10% or larger shareholder of record, directly or indirectly, becomes the "beneficial owner," as defined in the Securities Exchange Act of 1934, as amended, of our securities representing 20% or more of the combined voting power of all of our then outstanding securities which are entitled to vote with respect to the election of the Board; or (5) as a result of or in connection with a contested election, the members of the Board shall cease to be a majority of the Board.

Tables of Potential Payments Upon Termination or a Change in Control

The following tables set forth the details, on an executive-by-executive basis, of the estimated compensation and benefits that would be provided to each named executive officer in the event that such executive's employment with us is terminated for any reason or in the event of a change in control. We have assumed that the termination events occurred effective as of August 31, 2007, the last day of our fiscal year. The actual amounts that would be paid can only be determined at the time of a named executive officer's termination of employment or a change in control. The amounts included in the tables are based on the following:

— The applicable provisions in the employment agreements and other arrangements between the named executive officers and us, which are summarized under "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements" and below.

— The applicable provisions of our Deferred Compensation Plan, which are summarized under "Nonqualified Deferred Compensation."

— The applicable provisions of our long-term equity incentive plans, which are summarized below, and the related stock option and restricted stock award agreements between the named executive officers and us.

— *Resignation versus Retirement* — The designation of an event as a resignation or retirement is dependent upon an individual's age. We use the normal retirement age, as defined by the Social Security Administration, to determine when an employee is eligible for retirement. For our named executive officers, the normal retirement age is 66 or older. An individual who does not satisfy these criteria is considered to have resigned. As of August 31, 2007, none of our named executive officers met the eligibility criteria for retirement.

— *Insurance Proceeds and Benefits* — In the event of death or disability (including accidental death or disability resulting from dismemberment), life insurance, accidental death and dismemberment insurance and long-term disability insurance benefits are paid by our third party insurance provider directly to the employee or the beneficiary designated by the employee. As discussed in "Compensation Discussion and Analysis — Welfare and Other Benefits," we provide life insurance to certain executives, including our named executive officers, with a benefit of two times the executive's annual base salary (up to a maximum of $750,000). The amount provided to all other salaried employees only includes a benefit of one times the employee's annual base salary (up to a maximum of $100,000). We also provide accidental death and dismemberment insurance to certain executives, including our named executive officers, under two different policies, one with a benefit of two times the executive's annual base salary (up to a maximum of $750,000) and one with a benefit of up to $100,000.

— *Continuing Health and Welfare Benefits* — We have included health, dental and vision insurance benefits at the COBRA rates in effect as of August 31, 2007. The cost of these benefits also includes the following items related to our executive medical reimbursement plan: a $250 annual premium, the maximum allowable benefit of $50,000 per year that the named executive officers are eligible to receive for out-of-pocket medical expenses, and the maximum administration fee of $5,500 per year (calculated as 11% of the total out-of-pocket medical expenses submitted for reimbursement). If the executives do not use the maximum benefits allowed under the executive medical reimbursement plan each year, the actual amounts that we pay out may be less than those listed in the tables below.

Once an employee is terminated, they are no longer eligible to participate in our group plans for long-term disability and accidental death and dismemberment insurance; therefore, we have obtained estimated rates for individual polices for each named executive officer for long-term disability and accidental death and dismemberment insurance.

— *Accelerated Vesting of Stock Options and Restricted Stock* — We have assumed that the value of our common stock for purposes of valuing stock options and restricted stock was $50.05 per share based on the closing market price on August 31, 2007, the last trading day of our fiscal year, and that all unvested stock options not automatically forfeited were exercised on such day. We have not included in the tables the value of any stock options that were vested prior to August 31, 2007. In addition, we have applied the following provisions from our long-term equity incentive plans to the tables below:

Our 1993 Employee Stock Option Plan and our 2001 Employee Incentive Compensation Plan provide for the immediate vesting of restricted stock in the event of retirement, death or disability and the immediate vesting of both restricted stock and stock options upon a change in control; each of these terms are defined below as they are used in the 2001 Employee Incentive Compensation Plan, and may differ from the definitions provided for the same terms in the employment agreements of our named executive officers. Our 2001 Employee Incentive Compensation Plan also gives the Compensation Committee the discretion to allow for immediate vesting of stock options.

Retirement shall mean the participant's voluntary retirement on or after the participant's normal retirement date as determined by the Compensation Committee in its sole discretion.

Disability shall mean the inability of the participant to engage in any substantial, gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of 12 months or more.

Change in Control shall mean the occurrence of any of the following events: (1) any "person" or "group" as defined in the Securities Exchange Act of 1934, as amended, but excluding any 10% or larger shareholder of record, directly or indirectly, becomes the "beneficial owner" (as defined in the Securities Exchange Act of 1934, as amended) of our securities representing 20% or more of the combined voting power of all of our then outstanding securities which are entitled to vote with respect to the election of the Board; (2) during a period of 24 consecutive months, the individuals of the Board cease for any reasons other than death or disability to constitute a majority of the Board (unless the individual was elected by or with the recommendation of the directors of the Board at the beginning of such 24 month period); (3) an entity other than us or a subsidiary of us acquires all or substantially all of our assets; or (4) we file a report or a proxy statement with the Securities and Exchange Commission disclosing that a change in control may have, has, or will occur.

— *Nonqualified Deferred Compensation* — We have only included in the tables any payment of the aggregate balances shown in the Nonqualified Deferred Compensation Table that were accelerated in connection with a termination event. Please note that such amounts set forth below are no more than those reflected in the Nonqualified Deferred Compensation Table, and that such balances will only be paid once.

— *Reimbursement of Excise Tax and Gross-up* — Amounts shown in this line reflect the amount payable to the named executive officer to offset any excise tax imposed under the Internal Revenue Code on payments received under the change in control severance agreement and any other excise or regular income taxes imposed on the executive as a result of this initial excise tax reimbursement. The amount shown assumes the "base amount" is the five-year average W-2 earnings for calendar years 2002 through 2006. The benefit amount in excess of a named executive officer's "base amount" is considered an "excess parachute payment" and if the "parachute payment" is equal to or greater than three times the average base amount, it is subject to an excise tax. The calculation of the gross up amounts are based upon an excise tax rate under Section 4999 of the Internal Revenue Code of 20%, a 35% federal income tax rate, a 6% state income tax, a 1.45% Medicare tax rate, a 0.7% tax rate for a phase out of itemized deductions, along with a negative 2.1% federal deduction for state and local taxes. We have also made the assumptions that (1) no amounts will be discounted as attributable to reasonable compensation, (2) all cash severance payments are contingent upon a change in control, and (3) we could rebut the presumption required under applicable regulations that the equity awards granted were contingent upon a change in control.

J. M. Bernhard, Jr.

Mr. Bernhard's employment agreement provides that in the event he resigns for Good Reason (as defined both above and below) or is terminated by us for any reason other than his Misconduct (as defined above) or Disability (as defined above, with the number of absent consecutive days required for disability in Mr. Bernhard's employment agreement being 180 days):

(a) we must pay Mr. Bernhard, in a lump sum, his base salary in effect immediately prior to termination plus the highest bonus paid by us during the three years prior to termination multiplied by the number of years remaining in the term of the agreement, which, unless prior notice has been properly given, will be three years;

(b) we must provide disability, accident and group health and dental insurance benefits substantially similar to those that Mr. Bernhard was receiving immediately prior to termination for the remainder of the term of his agreement, provided, however that our obligation is reduced to the extent Mr. Bernhard receives comparable benefits from another employer; and

(c) all long-term incentive awards previously granted to Mr. Bernhard will become fully vested.

In addition to the general "Good Reason" events stated above, Mr. Bernhard's employment agreement also provides that the following events shall constitute Good Reason: (1) the occurrence of any act or omission of ours, other than that which is the result of Mr. Bernhard's unreasonable or intentional conduct, which is a material violation of law or regulation and exposes Mr. Bernhard to material personal civil penalty or personal criminal liability, or (2) without Mr. Bernhard's consent, our requirement that Mr. Bernhard's principal office be relocated outside of Baton Rouge.

In the event of Mr. Bernhard's death, his estate is entitled to a lump sum payment of one year's base salary and a pro-rata bonus in the amount he would have otherwise been entitled to receive. Further, his surviving spouse and children are entitled to receive one year of paid group health and dental insurance benefits. Mr. Bernhard will also be considered immediately and totally vested in all long-term incentives previously granted to him.

In the event of Mr. Bernhard's disability, Mr. Bernhard will receive: (1) for a 12 month period following his termination, monthly payments equal to the amount by which his monthly base salary exceeds the monthly benefit received pursuant to any disability insurance covering him, (2) a pro-rata bonus in the amount he would have otherwise been entitled to receive, (3) continued paid health and dental insurance benefits (for Mr. Bernhard and his dependents) for the 12-month period following termination and (4) immediate and total vesting of all long term incentive awards previously granted to him.

As described in "Nonqualified Deferred Compensation," Mr. Bernhard has agreed not to compete with us for a two-year period following termination of employment, and in consideration for this agreement, we have agreed to pay Mr. Bernhard a lump sum amount of $15,000,000 plus interest earned during the period in which the funds are set aside. The $15,000,000 plus interest is payable upon Mr. Bernhard's termination for any reason. As of August 31, 2007, the amount due to Mr. Bernhard in connection with this non-compete agreement, including interest earned, was $17,386,999.

For 10 years from the date of Mr. Bernhard's resignation or termination, other than for his Misconduct or in the event of death, Mr. Bernhard is entitled to the use of our aircraft for up to 150 hours annually for his private use, provided that the value of the aircraft use does not exceed an annual benefit of $300,000 (based upon our "incremental cost" of operating the aircraft used by Mr. Bernhard).

To the extent that any payment or benefit received or to be received by Mr. Bernhard under the agreement upon the termination of his employment would constitute an "excess parachute payment" (as described above and defined in Section 280G of the Internal Revenue Code) subject to the excise tax imposed by Section 4999 of the Code, we must "gross-up" such payment and benefit by paying to Mr. Bernhard additional amounts ("gross-up payments"), which must include any excise taxes and income taxes imposed upon such gross-up payments, so that Mr. Bernhard is in the same "net" after-tax position he would have been if such payment, benefit and gross-up payments had not constituted excess parachute payments.

In addition to the items specified in Mr. Bernhard's employment agreement, Mr. Bernhard will also be entitled to receive payouts from third parties under certain insurance policies. Mr. Bernhard's unvested shares of restricted stock and stock options will also be subject to the accelerated vesting provisions specified in our long-term equity incentive plans.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary	$ —	$ 4,800,000(1)	$ 4,800,000(1)	$ —	$ 1,600,000(2)	$ 1,480,000(3)	$ 4,800,000(1)	$ —
Incentive compensation	—	3,618,000(4)	3,618,000(4)	—	2,112,000(5)	1,056,000(5)	3,618,000(4)	—
Insurance proceeds and benefits	—	—	—	—	1,600,000(6)	2,242,444(7)	—	—
Continuing health & welfare benefits	—	223,894(8)	223,894(8)	—	63,900(9)	69,467(9)	223,894(8)	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	32,517,981(10a)	32,517,981(10a)	—	32,517,981(10a)	32,517,981(10a)	32,517,981(10a)	31,266,731(10b)
Accrued vacation	301,185	301,185	301,185	301,185	301,185	301,185	301,185	—
Nonqualified deferred compensation	—(11)	—(11)	—(11)	—(11)	—(11)	—(11)	—(11)	—
Other benefits	3,000,000(12)	3,000,000(12)	3,000,000(12)	—	—	3,000,000(12)	3,000,000(12)	—
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	5,488,026	—
TOTAL	$3,301,185	$44,461,060	$44,461,060	$301,185	$38,195,066	$40,667,077	$49,949,086	$31,266,731

Robert L. Belk

Mr. Belk's employment agreement provides that in the event he resigns for Good Reason (as defined both above and below), or is terminated by us for any reason other than his Misconduct (as defined above) or Disability (as defined above, with the number of absent consecutive days required for disability in Mr. Belk's employment agreement being 90 days):

(a) we must pay Mr. Belk, in a lump sum, his base salary in effect prior to termination plus his highest bonus paid by us during the three years prior to termination multiplied by the number of years remaining in the term of the agreement;

(b) we must provide disability, accident and group health and dental insurance benefits substantially similar to those that Mr. Belk was receiving immediately prior to termination for the remainder of the term of his agreement, provided, however that our obligation is reduced to the extent Mr. Belk receives comparable benefits from another employer; and

(c) all long-term incentive awards previously granted to Mr. Belk will become fully vested.

In addition to the general "Good Reason" events stated above, Mr. Belk's employment agreement provides an additional event under the definition of Corporate Change (as defined above). In the event that James M. Bernhard ceases to be the Chairman of the Board and Chief Executive Officer for reasons other than Mr. Bernhard's death or disability, Mr. Belk's employment agreement provides that a Corporate Change has taken place.

In the event of Mr. Belk's death, his surviving spouse or estate is entitled to a lump sum payment of one year's base salary and his surviving spouse and children are entitled to receive one year of paid group health and dental insurance benefits.

In the event of Mr. Belk's disability, Mr. Belk will receive: (1) for a 12 month period following his termination, monthly payments equal to the amount by which his monthly base salary exceeds the monthly benefit received pursuant to any disability insurance covering him, (2) continued paid health and dental insurance benefits (for Mr. Belk and his dependents) for the 12-month period following termination and (3) immediate and total vesting of all long-term incentive awards previously granted to him.

To the extent that any payment or benefit received or to be received by Mr. Belk under the agreement upon the termination of his employment would constitute an "excess parachute payment" (as described above and defined in Section 280G of the Internal Revenue Code subject to the excise tax imposed by Section 4999 of the Code), we must "gross-up" such payment and benefit by paying to Mr. Belk additional amounts ("gross-up payments"), which must include any excise taxes and income taxes imposed upon such gross-up payments, so that Mr. Belk is in the same "net" after-tax position he would have been if such payment, benefit and gross-up payments had not constituted excess parachute payments.

Mr. Belk has agreed that during the term of his employment agreement, he will not directly or indirectly participate in a competing business without first obtaining our permission. Mr. Belk has also agreed that, both during and after the term of his employment with us, he will not disclose any of our confidential, proprietary or non-public information. For a period of two years following Mr. Belk's termination of employment for any reason, he will also refrain from assisting any competitor in any of the territories serviced by us by sharing any such confidential, proprietary or non-public information, as well as from soliciting any of our customers, distributors or employees.

In addition to the items specified in Mr. Belk's employment agreement, Mr. Belk will also be entitled to receive payouts from third parties under certain insurance policies. Mr. Belk's unvested shares of restricted stock and stock options will also be subject to the accelerated vesting provisions specified in our long-term equity incentive plans.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary(13)	$ —	$1,666,667(1)	$1,666,667(1)	$ —	$ 500,000(2)	$ 410,000(3)	$ 1,666,667(1)	$ —
Incentive compensation	—	1,383,333(4)	1,383,333(4)	—	—	—	1,383,333(4)	—
Insurance proceeds and benefits	—	—	—	—	1,600,000(6)	1,623,470(7)	—	—
Continuing health & welfare benefits	—	229,639(8)	229,639(8)	—	63,900(9)	63,900(9)	229,639(8)	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	6,501,590(10a)	6,501,590(10a)	—	4,881,282(10b)	6,501,590(10a)	6,501,590(10a)	6,501,590(10b)
Accrued vacation	105,589	105,589	105,589	105,589	105,589	105,589	105,589	—
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	1,727,770	—
TOTAL	$105,589	$9,886,818	$9,886,818	$105,589	$7,150,771	$8,704,549	$11,614,588	$6,501,590

Dirk J. Wild (14)

On October 13, 2004, we appointed Dirk J. Wild to the newly created principal officer position of Senior Vice President & Chief Accounting Officer and entered into an oral severance agreement with Mr. Wild, also effective as of October 13, 2004. Pursuant to this oral agreement, we agreed to pay Mr. Wild an amount equal to six months of his salary if we terminated Mr. Wild for any reason other than cause, which is not defined in this oral agreement.

In addition to the items specified in Mr. Wild's oral agreement, Mr. Wild will also be entitled to receive payouts from third parties under certain insurance policies. Mr. Wild's unvested shares of restricted stock and stock options will also be subject to the accelerated vesting provisions specified in our long-term equity incentive plans.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary	$ —	$ —	$167,500(15)	$ —	$ —	$ 118,100(3)	$ —	$ —
Incentive compensation	—	—	—	—	—	—	—	—
Insurance proceeds and benefits	—	—	—	—	1,440,000(6)	3,715,133(7)	—	—
Continuing health & welfare benefits	—	—	—	—	—	—	—	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	—	—	—	1,092,974(10b)	820,970(10b)	1,717,674(10b)	1,717,674(10b)
Accrued vacation	979	979	979	979	979	979	979	—
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	—	—
TOTAL	$979	$979	$168,479	$979	$2,533,953	$4,655,182	$1,718,653	$1,717,674

Mr. Wild entered into a written employment agreement after the end of our last fiscal year, which was effective as of October 10, 2007, and will govern his new position as our Senior Vice President, Administration. The agreement has a two-year term that ends on October 10, 2009.

Mr. Wild's written employment agreement provides that in the event he resigns for Good Reason (as defined below), is terminated by us for any reason other than his Misconduct (as defined below) or Disability (as defined below, with the number of absent consecutive days required for disability in Mr. Wild's employment agreement being 120 days), or resigns for a Corporate Change (as defined below):

(a) we must pay Mr. Wild pro rata over the 24 months following termination, his base salary in effect immediately prior to termination plus his highest bonus paid by us during the two fiscal years prior to termination multiplied by two;

(b) we must provide disability, life, dental, accident and group health insurance benefits substantially similar to those that Mr. Wild was receiving immediately prior to termination for 18 months following termination of his employment; provided, however that our obligation is reduced to the extent Mr. Wild receives comparable benefits from another employer; and

(c) all long-term incentive awards previously granted to Mr. Wild will become fully vested.

In accordance with Mr. Wild's employment agreement, Good Reason shall exist upon the occurrence of any of the following events: (1) any material diminution of Mr. Wild's duties or responsibilities; (2) our failure to provide Mr. Wild with similar benefits under any of our medical, health, accident, life and/or disability plans, as provided to other employees in a comparable position within our company; (3) any material change in the geographic location at which Mr. Wild must perform services; or (4) any other material breach by us of the obligations under Mr. Wild's employment agreement without Mr. Wild's express written consent and which is not cured within 30 days of Mr. Wild providing us with written notice of the breach.

Mr. Wild's employment agreement defines Misconduct as: (1) any willful breach or habitual neglect of duty or Mr. Wild's material and continued failure to substantially perform his duties for us (other than for a failure resulting from Mr. Wild's incapacity or disability) in a professional manner and in a manner reasonably expected as appropriate for the position, which breach is not cured within 30 days of receipt of written notice from us specifying the alleged breach; (2) the misappropriation or attempted misappropriation by Mr. Wild of a material business opportunity of ours, including an attempt to secure any personal profit in connection with the opportunity; (3) the intentional misappropriation or attempted misappropriation of any of our funds or property; (4) the violation by Mr. Wild of our Code of Corporate Conduct or Fraud Policy; or (5) the commission by Mr. Wild of a felony offense or a misdemeanor offense involving violent or dishonest behavior, or the engagement in any other conduct involving fraud or dishonesty.

Mr. Wild's employment agreement defines a Corporate Change as follows and requires Mr. Wild to provide us with notice of his intent to terminate within 90 days following the effective date of the Corporate Change: (1) any "person" or "group" as defined in the Securities Exchange Act of 1934, as amended, but excluding any 10% or larger shareholder of record, directly or indirectly, becomes the "beneficial owner," as defined in the Securities Exchange Act of 1934, as amended, of our securities representing 50% or more of the combined voting power of all of our then outstanding securities which are entitled to vote with respect to the election of the Board; or (2) as a result of or in connection with a contested election, the members of the Board shall cease to be a majority of the Board.

In the event of Mr. Wild's death, we must provide to his surviving spouse and minor children one year of paid group health and dental insurance benefits. Mr. Wild will also be considered immediately and totally vested in all long-term incentives previously granted to him.

In the event of Mr. Wild's disability, Mr. Wild will receive: (1) for a 12 month period following his termination, monthly payments equal to the amount by which his monthly base salary exceeds the monthly benefit received pursuant to any disability insurance covering him, (2) continued paid health and dental insurance benefits (for Mr. Wild and his dependents) for the 12-month period following termination, and (3) immediate and total vesting of all long-term incentive awards previously granted to him.

Disability shall exist if Mr. Wild is unable to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment that can be reasonably expected to result in death or can be expected to last for a continuous period of not less than 12 months, or Mr. Wild is receiving income replacement benefits for a period of not less than three months under any of our employee accident and health plans.

To the extent that any payment or benefit received or to be received by Mr. Wild under the agreement upon the termination of his employment would constitute an "excess parachute payment" (as described above and defined in Section 280G of the Internal Revenue Code) subject to the excise tax imposed by Section 4999 of the Code, we must "gross-up" such payment and benefit by paying to Mr. Wild additional amounts ("gross-up payments"), which must include any excise taxes and income taxes imposed upon such gross-up payments, so that Mr. Wild is in the same "net" after-tax position he would have been if such payment, benefit and gross-up payments had not constituted excess parachute payments.

If Mr. Wild resigns prior to the expiration of his contract, for a period of two years, to the extent allowed by applicable law, Mr. Wild will not disclose any of our confidential, proprietary or non-public information and will not compete with us or solicit our customers.

David L. Chapman, Sr.

Mr. Chapman's employment agreement provides that upon termination of his employment agreement by us or by Mr. Chapman, he will provide consulting services to us for an additional three years after termination. In consideration for his consulting services, we will pay Mr. Chapman an annual retainer of $200,000 per year (based upon a minimum of 200 hours of service per year). In the event that we request fewer hours of service, the annual retainer will not be decreased.

In addition to the items specified in Mr. Chapman's employment agreement, Mr. Chapman will also be entitled to receive payouts from third parties under certain insurance policies. Mr. Chapman's unvested shares of restricted stock and stock options will also be subject to the accelerated vesting provisions specified in our long-term equity incentive plans.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary	$600,000(16)	$600,000(16)	$600,000(16)	$ —	$ —	$ —	$ 600,000(16)	$ —
Incentive compensation	—	—	—	—	—	—	—	—
Insurance proceeds and benefits	—	—	—	—	1,600,000(6)	1,330,000(7)	—	—
Continuing health & welfare benefits	—	—	—	—	—	—	—	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	—	—	—	1,649,371(10b)	820,119(10b)	2,224,653(10b)	2,224,653(10b)
Accrued vacation	27,759	27,759	27,759	27,759	27,759	27,759	27,759	—
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	—	—
TOTAL	$627,759	$627,759	$627,759	$27,759	$3,277,130	$2,177,878	$2,852,412	$2,224,653

R. Monty Glover

Mr. Glover's employment agreement provides that in the event he resigns for Good Reason (as defined both above and below), or is terminated by us for any reason other than his Misconduct (as defined below) or Disability (as defined above, with the number of absent consecutive days required for disability in Mr. Glover's employment agreement being 120 days):

(a) we must pay Mr. Glover, in a lump sum, within 30 days following termination, his base salary in effect prior to termination multiplied by the remainder of the term of the agreement;

(b) we must provide disability, accident and group health and dental insurance benefits substantially similar to those that Mr. Glover was receiving immediately prior to termination for the remainder of the term of his agreement; provided, however that our obligation is reduced to the extent Mr. Glover receives comparable benefits from another employer;

(c) all long-term incentive awards previously granted to Mr. Glover will become fully vested; and

(d) Mr. Glover will receive the Retention Amount described below.

In the event of resignation for Good Reason, Mr. Glover's employment agreement only provides for the first three events listed in the definition of Corporate Change (as defined above), and also requires Mr. Glover to provide us with notice of his intent to terminate within 90 days following the effective date of the Corporate Change.

Mr. Glover's employment agreement defines Misconduct as: (1) any willful breach or habitual neglect of duty or Mr. Glover's material and continued failure to substantially perform his duties for us (other than for a failure resulting from Mr. Glover's incapacity or disability), which breach is not cured within 30 days of receipt of written notice from us specifying the alleged breach, (2) the misappropriation or attempted misappropriation by Mr. Glover of a material business opportunity of ours, including an attempt to secure his own personal profit in connection with the opportunity, (3) the intentional misappropriation or attempted misappropriation of any of our funds or property, or (4) either the conviction of a felony offense or the engagement in conduct involving fraud or dishonesty, providing that we provide notice to Mr. Glover.

In the event of Mr. Glover's death, we must provide to his surviving spouse and minor children one year of paid group health and dental insurance benefits. Mr. Glover will also be considered immediately and totally vested in all long term incentives previously granted to him, and Mr. Glover's surviving spouse or estate will receive the Retention Amount described below.

In the event of Mr. Glover's disability, Mr. Glover will receive: (1) for a 12 month period following his termination, monthly payments equal to the amount by which his monthly base salary exceeds the monthly benefit received pursuant to any disability insurance covering him, (2) continued paid health and dental insurance benefits (for Mr. Glover and his dependents) for the 12-month period following termination, (3) immediate and total vesting of all long-term incentive awards previously granted to him and (4) the Retention Amount described below.

As described under "Nonqualified Deferred Compensation," in connection with Mr. Glover's promotion to President of the Fossil Division within our Power Group and as consideration for the non-compete and non-solicitation covenants set forth in his employment agreement, we agreed to place $1,000,000 in an interest bearing account to be invested in accordance with our deferred compensation policy (the $1,000,000 amount plus interest or other earnings accruing thereon being referenced as the "Retention Amount"). If Mr. Glover voluntarily terminates his employment or is terminated by us for reasons other than his Misconduct (as defined above) prior to completion of four years of continuous employment with us following the effective date of his agreement (July 3, 2007), Mr. Glover will forfeit any and all rights to the Retention Amount. Should Mr. Glover complete the four years of continuous employment with us, or be terminated by us for any reason other than his Misconduct, Mr. Glover will be entitled to receive the Retention Amount.

During his employment and for a period of two years after the termination of his employment, to the extent allowed by applicable law, Mr. Glover will not disclose any of our confidential, proprietary or non-public information and will not compete with us or solicit our customers.

In addition to the items specified in Mr. Glover's employment agreement, Mr. Glover will also be entitled to receive payouts from third parties under certain insurance policies. Mr. Glover's unvested shares of restricted stock and stock options will be subject to the accelerated vesting provisions specified in our long-term equity incentive plans, and Mr. Glover's deferred compensation will be subject to the accelerated vesting provisions specified in our Deferred Compensation Plan.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary	$ —	$1,000,000(1)	$1,000,000(1)	$ —	$ —	$ 382,247(3)	$1,000,000(1)	$ —
Incentive compensation	—	—	—	—	—	—	—	—
Insurance proceeds and benefits	—	—	—	—	1,600,000(6)	2,155,380(7)	—	—
Continuing health & welfare benefits	—	140,962(8)	140,962(8)	—	60,404(9)	65,547(9)	140,962(8)	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	803,703(10a)	803,703(10a)	—	803,703(10a)	803,703(10a)	803,703(10a)	803,703(10b)
Accrued vacation	42,702	42,702	42,702	42,702	42,702	42,702	42,702	—
Nonqualified deferred compensation	—	1,007,322(17)	1,007,322(17)	—	1,110,279(17)	1,110,279(17)	1,110,279(17)	102,957(17)
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	—	—
TOTAL	$42,702	$2,994,689	$2,994,689	$42,702	$3,617,088	$4,559,858	$3,097,646	$906,660

Ronald W. Oakley

Mr. Oakley's employment agreement provides that in the event he resigns for Good Reason (as defined both above and below), or is terminated by us for any reason other than his Misconduct (as defined below) or Disability (as defined above, with the number of absent consecutive days required for disability in Mr. Oakley's employment agreement being 120 days):

(a) we must pay Mr. Oakley, in a lump sum, his base salary in effect immediately prior to termination plus the highest annual bonus paid by us during the two years immediately prior to termination multiplied by the number of years remaining in the term of the agreement;

(b) we must provide disability, accident and group health and dental insurance benefits substantially similar to those that Mr. Oakley was receiving immediately prior to termination for the remainder of the term of his agreement; provided, however that our obligation is reduced to the extent Mr. Oakley receives comparable benefits from another employer;

(c) all long-term incentive awards previously granted to Mr. Oakley will become fully vested; and

(d) Mr. Oakley will retain all portions of the signing bonus awarded to him in August 2006.

Mr. Oakley's employment agreement expands the definition of Good Reason to further include, without Mr. Oakley's prior consent, the material diminution in his title, position, or duties, including no longer serving as the highest ranking executive officer in the E&I Group of our company, or no longer directly reporting to the Chief Executive Officer of our company. The definition of Corporate Change is also modified in Mr. Oakley's employment agreement to include only the first three events listed in the definition above and to also require Mr. Oakley to provide us with notice of his intent to terminate within 120 days following the effective date of the Corporate Change.

Mr. Oakley's employment agreement defines Misconduct the same as provided for above in Mr. Glover's employment agreement.

In the event of Mr. Oakley's death, we must provide to his surviving spouse and minor children one year of paid group health and dental insurance benefits. Mr. Oakley will also be considered immediately and totally vested in all long-term incentives previously granted to him.

In the event of Mr. Oakley's disability, Mr. Oakley will receive: (1) for a 12 month period following his termination, monthly payments equal to the amount by which his monthly base salary exceeds the monthly benefit received pursuant to any disability insurance covering him, (2) continued paid health and dental insurance benefits (for Mr. Oakley and his dependents) for the 12-month period following termination, and (3) immediate and total vesting of all long-term incentive awards previously granted to him.

To the extent that any payment or benefit received or to be received by Mr. Oakley under the agreement upon the termination of his employment would constitute an "excess parachute payment" (as described above and defined in Section 280G of the Internal Revenue Code) subject to the excise tax imposed by Section 4999 of the Code, we must "gross-up" such payment and benefit by paying to Mr. Oakley additional amounts ("gross-up payments"), which must include any excise taxes and income taxes imposed upon such gross-up payments, so that Mr. Oakley is in the same "net" after-tax position he would have been if such payment, benefit and gross-up payments had not constituted excess parachute payments.

During his employment and for a period of six months after the termination of his employment, to the extent allowed by applicable law, Mr. Oakley will not disclose any of our confidential, proprietary or non-public information and will not compete with us or solicit our customers or distributors.

In addition to the items specified in Mr. Oakley's employment agreement, Mr. Oakley will also be entitled to receive payouts from third parties under certain insurance policies. Mr. Oakley's unvested shares of restricted stock and stock options will also be subject to the accelerated vesting provisions specified in our long-term equity incentive plans.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary	$ —	$1,800,000(1)	$1,800,000(1)	$ —	$ —	$ 481,927(3)	$1,800,000(1)	$ —
Incentive compensation	—	1,350,000(4)	1,350,000(4)	—	—	—	1,350,000(4)	—
Insurance proceeds and benefits	—	—	—	—	1,600,000(6)	1,749,302(7)	—	—
Continuing health & welfare benefits	—	197,077(8)	197,077(8)	—	—	60,519(9)	197,077(8)	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	2,105,945(10a)	2,105,945(10a)	—	2,105,945(10a)	2,105,945(10a)	2,105,945(10a)	2,105,945(10b)
Accrued vacation	32,977	32,977	32,977	32,977	32,977	32,977	32,977	—
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	1,415,921	—
TOTAL	$32,977	$5,485,999	$5,485,999	$32,977	$3,738,922	$4,430,670	$6,901,920	$2,105,945

Separation Agreement with Ebrahim (Abe) Fatemizadeh

Mr. Fatemizadeh's employment with us ended on July 3, 2007. The table below shows the potential payouts that Mr. Fatemizadeh would have been eligible to receive had a termination event or change in control occurred on August 31, 2007.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary	$ —	$1,800,000(1)	$1,800,000(1)	$ —	$ —	$ 485,300(3)	$ 1,800,000(1)	$ —
Incentive compensation	—	2,250,000(4)	2,250,000(4)	—	—	—	2,250,000(4)	—
Insurance proceeds and benefits	—	—	—	—	1,600,000(6)	1,567,290(7)	—	—
Continuing health & welfare benefits	—	222,049(8)	222,049(8)	—	190,713(9)	137,923(9)	222,049(8)	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	5,493,964(10a)	5,493,964(10a)	—	3,447,854(10b)	5,493,964(10a)	5,493,964(10a)	5,493,964(10b)
Accrued vacation	—	—	—	—	—	—	—	—
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	2,177,994	—
TOTAL	$ —	$9,766,013	$9,766,013	$ —	$5,238,567	$7,684,477	$11,944,007	$5,493,964

We entered into a confidential settlement and release agreement with Mr. Fatemizadeh effective October 10, 2007 in connection with his termination. Pursuant to the agreement, we agreed to: (1) pay to Mr. Fatemizadeh a lump sum of $2,500,000, (2) accelerate the vesting of 99,937 unvested stock options and 49,953 unvested shares of restricted stock, (3) for a period of 18 months, provide substantially similar medical insurance benefits to those Mr. Fatemizadeh was receiving while employed by us to Mr. Fatemizadeh and his dependents; and (4) pay a lump sum of $28,000 to Mr. Fatemizadeh to cover an additional 18 months of medical insurance coverage. The table below includes these amounts:

	Settlement and Release Agreement
Settlement payment	$2,500,000
Continuing health & welfare benefits	114,600
Value estimated to be realized had the vesting of restricted stock awards and stock options been accelerated to August 31, 2007	5,493,964
TOTAL	$8,108,564

(1) Represents a lump sum payment of the named executive officer's base salary as of August 31, 2007 multiplied by the remaining term of the named executive officer's employment agreement, as specified below:

- *Mr. Bernhard:* 3 years (September 1, 2007 through August 31, 2010)
- *Mr. Belk:* 3⅓ years (September 1, 2007 through December 31, 2010)
- *Mr. Glover:* 2 years (September 1, 2007 through August 31, 2009)
- *Mr. Oakley:* 3 years (September 1, 2007 through August 31, 2010)
- *Mr. Fatemizadeh:* 3 years (September 1, 2007 through August 31, 2010)

(2) Represents a lump sum payment of one year of the named executive officer's annual base salary as of August 31, 2007.

(3) Represents a lump sum payment of the amount by which the named executive officer's monthly base salary exceeds the monthly benefit received pursuant to any disability insurance, for a period of one year for all named executive officers with amounts listed, excluding Mr. Wild, and for a period of six months for Mr. Wild.

(4) For all named executive officers with amounts listed, excluding Mr. Oakley, represents a lump sum payment of the highest annual bonus paid to the named executive officer in the last three fiscal years multiplied by the remaining term of the named executive officer's employment agreement, as noted in (1) above. Mr. Oakley's

In order for a shareholder to bring any business or nominations before the Annual Meeting, certain conditions set forth in Article II, Section 7(b) of our by-laws must be complied with, including, but not limited to, the delivery of a notice to our Corporate Secretary not less than 30 nor more than 60 days in advance of the Annual Meeting, or if fewer than 40 days notice or prior disclosure of the date of the Annual Meeting is given or made to the shareholders, not later than the 10th day following the day on which the notice of the date of the Annual Meeting was mailed or the prior disclosure was made. A copy of our by-laws may be obtained by contacting our Corporate Secretary at (225) 932-2500.

OTHER MATTERS

As of the date of this proxy statement, management knows of no other matters, which may be properly, or are likely to be, brought before the Annual Meeting. However, if any proper matters are brought before the Annual Meeting, the persons named as proxy holders will vote the proxies in accordance with their judgment.

ANNUAL REPORT TO SHAREHOLDERS

The Annual Report on Form 10-K containing our consolidated financial statements for the fiscal year ended August 31, 2007, has been mailed to shareholders prior to or with this proxy statement. However, the Annual Report does not form any part of the material for the solicitation of proxies.

We will provide you, without charge upon your request, additional copies of our Annual Report on Form 10-K for the fiscal year ended August 31, 2007. We will furnish a copy of any exhibit to our Annual Report on Form 10-K upon payment of a reasonable fee, which shall be limited to our reasonable expenses in furnishing the exhibit. You may request such copies by contacting Investor Relations at 4171 Essen Lane, Baton Rouge, Louisiana 70809 or by telephone at (225) 932-2500.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials (*i.e.*, annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as "householding," permits us to send a single annual report and/or a single proxy statement to any household at which two or more different shareholders reside or we believe such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. In each case, the shareholder(s) must consent to the householding process. Each shareholder will continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces our expenses. We may institute householding in the future and will notify registered shareholders who will be affected by householding at that time.

Many broker/dealers and other holders of record have instituted householding. If your family has one or more "street name" accounts under which you beneficially own shares of our common stock, you may have received householding information from your broker/dealer, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

We will undertake to promptly deliver upon oral or written request a separate copy of the annual report to shareholders and proxy statement to a shareholder at a shared address to which a single copy of the documents was delivered.

In order to receive a separate annual report to shareholders and proxy statement in the future please contact Investor Relations at 4171 Essen Lane, Baton Rouge, Louisiana 70809 or by telephone at (225) 932-2500.

	Voluntary Resignation, including Retirement	Resignation by Executive for Good Reason (excluding a Change in Control)	Termination by Shaw without Cause	Termination by Shaw for Cause (Misconduct)	Death	Disability	Resignation by Executive in Connection with a Change in Control	Change in Control without Termination
Base salary	$ —	$1,800,000(1)	$1,800,000(1)	$ —	$ —	$ 485,300(3)	$ 1,800,000(1)	$ —
Incentive compensation	—	2,250,000(4)	2,250,000(4)	—	—	—	2,250,000(4)	—
Insurance proceeds and benefits	—	—	—	—	1,600,000(6)	1,567,290(7)	—	—
Continuing health & welfare benefits	—	222,049(8)	222,049(8)	—	190,713(9)	137,923(9)	222,049(8)	—
Value estimated to be realized had the vesting of restricted stock and options been accelerated to August 31, 2007	—	5,493,964(10a)	5,493,964(10a)	—	3,447,854(10b)	5,493,964(10a)	5,493,964(10a)	5,493,964(10b)
Accrued vacation	—	—	—	—	—	—	—	—
Reimbursement of excise tax and gross-up	—	—	—	—	—	—	2,177,994	—
TOTAL	$ —	$9,766,013	$9,766,013	$ —	$5,238,567	$7,684,477	$11,944,007	$5,493,964

We entered into a confidential settlement and release agreement with Mr. Fatemizadeh effective October 10, 2007 in connection with his termination. Pursuant to the agreement, we agreed to: (1) pay to Mr. Fatemizadeh a lump sum of $2,500,000, (2) accelerate the vesting of 99,937 unvested stock options and 49,953 unvested shares of restricted stock, (3) for a period of 18 months, provide substantially similar medical insurance benefits to those Mr. Fatemizadeh was receiving while employed by us to Mr. Fatemizadeh and his dependents; and (4) pay a lump sum of $28,000 to Mr. Fatemizadeh to cover an additional 18 months of medical insurance coverage. The table below includes these amounts:

	Settlement and Release Agreement
Settlement payment	$2,500,000
Continuing health & welfare benefits	114,600
Value estimated to be realized had the vesting of restricted stock awards and stock options been accelerated to August 31, 2007	5,493,964
TOTAL	$8,108,564

---

(1) Represents a lump sum payment of the named executive officer's base salary as of August 31, 2007 multiplied by the remaining term of the named executive officer's employment agreement, as specified below:

- *Mr. Bernhard:* 3 years (September 1, 2007 through August 31, 2010)
- *Mr. Belk:* 3⅓ years (September 1, 2007 through December 31, 2010)
- *Mr. Glover:* 2 years (September 1, 2007 through August 31, 2009)
- *Mr. Oakley:* 3 years (September 1, 2007 through August 31, 2010)
- *Mr. Fatemizadeh:* 3 years (September 1, 2007 through August 31, 2010)

(2) Represents a lump sum payment of one year of the named executive officer's annual base salary as of August 31, 2007.

(3) Represents a lump sum payment of the amount by which the named executive officer's monthly base salary exceeds the monthly benefit received pursuant to any disability insurance, for a period of one year for all named executive officers with amounts listed, excluding Mr. Wild, and for a period of six months for Mr. Wild.

(4) For all named executive officers with amounts listed, excluding Mr. Oakley, represents a lump sum payment of the highest annual bonus paid to the named executive officer in the last three fiscal years multiplied by the remaining term of the named executive officer's employment agreement, as noted in (1) above. Mr. Oakley's

first annual bonus was paid in December 2007; therefore, his December 2007 annual bonus was used in the table above.

(5) In the event of death, represents a lump sum payment of the full amount expected to be paid for fiscal year 2007 performance under our MIP. In the event of disability, represents a lump sum payment of half of the amount expected to be paid for fiscal year 2007 performance under our MIP. As described above, in order for us to have terminated Mr. Bernhard on August 31, 2007 for disability, he must have been absent from the full-time performance of his duties for 180 consecutive calendar days. Therefore, as of August 31, 2007, Mr. Bernhard would only have been entitled to receive a bonus for the portion of the year (approximately six months) that he actually worked prior to becoming disabled.

(6) Includes a benefit of:

- two times each named executive officer's annual base salary, capped at $750,000 (payable in accordance with our life insurance policies), plus
- two times each named executive officer's annual base salary, capped at $750,000 (payable in accordance with our accidental death and dismemberment insurance policies), plus
- an additional $100,000 benefit (payable in accordance with our accidental death and dismemberment insurance policies).

The amounts that are payable in accordance with our accidental death and dismemberment insurance policies will only be paid out in the event that death is accidental.

(7) Includes the payment of:

- disability benefits to each named executive officer until age 65 (calculated in accordance with our long-term disability plan), plus
- two times each named executive officer's annual base salary, capped at $750,000 (payable in accordance with our accidental death and dismemberment insurance policies), plus
- an additional $100,000 benefit (payable in accordance with our accidental death and dismemberment insurance policies).

The amounts that are payable in accordance with our accidental death and dismemberment insurance policies will only be paid out in the event that disability is caused by dismemberment.

(8) For all named executive officers with amounts listed, represents long-term disability, accidental death and dismemberment, and group health, dental and vision insurance benefits for the remaining term of the named executive officer's employment agreement, as noted in (1) above. See the narrative above the tables for additional information.

(9) For all named executive officers with amounts listed, excluding Mr. Fatemizadeh, represents one year of group health, dental and vision insurance benefits. For Mr. Fatemizadeh, represents 3 years of group health and dental insurance benefits. In the event of death, benefits shall be provided to each named executive officer's spouse and minor children, if any. See the narrative above the tables for additional information.

(10) Our named executive officers' employment agreements and our long-term equity incentive plans provide for accelerated vesting of stock options and restricted stock in certain circumstances. See the narrative above for additional information. If a named executive officer's employment agreement provides for the accelerated vesting under a certain termination scenario, the amount calculated in accordance with the employment agreement was included in the table above. Otherwise, the appropriate amount under the equity incentive plan was used. The table below provides the number of stock options and restricted shares used to determine the value estimated to be realized upon accelerated vesting and distinguishes between amounts specified in our named executive officers' employment agreements and our long-term equity incentive plans. The value of stock options was estimated by multiplying the number of accelerated "in-the-money" stock options by the difference between the closing price on August 31, 2007 and the stated exercise price of the stock options. The value of restricted stock was estimated by multiplying the number of accelerated restricted shares by the closing price of our common stock on August 31, 2007, $50.05 per share.

a. Calculated in accordance with the named executive officer's employment agreement.

b. Calculated in accordance with our long-term equity incentive plans.

Named Executive Officer	Resignation by Executive for Good Reason (Including a Change in Control) or Termination by Shaw Without Cause		Death		Disability		Change in Control (Without Termination)	
	Stock Options	Restricted Stock	Stock Options	Restricted Stock	Stock Options	Restricted Stock	Stock Options	Restricted Stock
J. M. Bernhard, Jr.	553,891(a)	316,776(a)	553,891(a)	316,776(a)	553,891(a)	316,776(a)	553,891(b)	291,776(b)
Robert L. Belk	101,484(a)	73,859(a)	50,734(b)	73,859(b)	101,484(a)	73,859(a)	101,484(b)	73,859(b)
Dirk J. Wild	—	—	11,649(b)	16,403(b)	—	16,403(b)	30,418(b)	16,403(b)
David L. Chapman, Sr.	—	—	35,514(b)	16,386(b)	—	16,386(b)	52,184(b)	16,386(b)
R. Monty Glover	13,844(a)	8,090(a)	13,844(a)	8,090(a)	13,844(a)	8,090(a)	13,844(b)	8,090(b)
Ronald W. Oakley	20,294(a)	32,609(a)	20,294(a)	32,609(a)	20,294(a)	32,609(a)	20,294(b)	32,609(b)
Abe Fatemizadeh	99,937(a)	49,953(a)	40,587(b)	49,953(b)	99,937(a)	49,953(a)	99,937(b)	49,953(b)

(11) Upon termination, Mr. Bernhard is entitled to receive a lump sum payment in connection with the non-compete clause in his employment agreement. For additional information, see "Nonqualified Deferred Compensation" and the narrative above. Please note that we have not included the amount in the table above since it is already reflected in the Nonqualified Deferred Compensation Table.

(12) Mr. Bernhard will be entitled to the use of a mid-size jet aircraft for 150 hours per year for the next ten years. As discussed in the narrative above, the incremental cost of his aircraft usage to us cannot exceed $300,000 per year. If Mr. Bernhard does not use the maximum amount allowed each year, the actual cost incurred by us may be less than the total amount listed.

(13) If Mr. Belk resigns from us before December 1, 2008, he may continue to provide services to us as a consultant for no more than 120 hours per year through December 1, 2008. As a result, Mr. Belk may be entitled to receive additional payments from us at some point in the future under a consulting arrangement.

(14) The table above reflects the amounts payable to Mr. Wild solely based on the oral severance agreement between Mr. Wild and us effective as of October 13, 2004 and still in effect as of August 31, 2007. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment Agreements" for additional information on both the oral agreement and his new formal agreement.

(15) Represents a lump sum payment of six months of annual base salary.

(16) Represents payment for consulting services for the next three years at a rate of $200,000 per year. See narrative above for additional information.

(17) Represents a lump sum payment resulting from the accelerated vesting of:

- Mr. Glover's account balance in our Deferred Compensation Plan (acceleration occurs in the event of termination resulting from death, disability or change in control) and/or
- the funds that we deposited into an interest-bearing account on Mr. Glover's behalf (acceleration occurs in the event of resignation for good reason, termination without cause, or termination resulting from death, disability or change in control).

The accelerated vesting provisions are in accordance with our Deferred Compensation Plan and Mr. Glover's employment agreement. See "Nonqualified Deferred Compensation" and the narrative above for additional information. Please note that the amounts in the table above are the same as the amounts included in the Nonqualified Deferred Compensation table, and they will only be paid out once. We are including the amounts here again since vesting is accelerated under certain termination scenarios.

AUDIT COMMITTEE REPORT

The following report of the Audit Committee does not constitute soliciting material and the report should not be deemed filed or incorporated by reference into any other previous or future filings by The Shaw Group Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent The Shaw Group Inc. specifically incorporates this report by reference therein.

The Board of Directors, in its business judgment, has determined that the Audit Committee is comprised entirely of directors who satisfy the standards of independence established under the SEC's rules and regulations, the NYSE listing standards and our Principles on Corporate Governance. The Board of Directors has determined that each member of the Audit Committee has the requisite accounting and related financial management expertise under the NYSE listing standards. In addition, the Board of Directors has determined that Mr. Mancuso is qualified as an "audit committee financial expert" under the SEC's rules and regulations.

The role of the Audit Committee is, among other things, to assist the Board of Directors in its oversight of:

- the integrity of the financial statements of Shaw;
- Shaw's compliance with legal and regulatory requirements;
- Shaw's system of internal accounting and financial control;
- the independence and qualifications of Shaw's independent registered public accounting firm;
- the performance of the annual independent audits of Shaw's financial statements; and
- the performance of Shaw's independent registered public accounting firm and internal audit function.

Management of Shaw is responsible for the preparation, presentation and integrity of Shaw's financial statements and the effectiveness of Shaw's system of internal control over financial reporting and disclosure controls and procedures. Management and the internal auditing department are responsible for maintaining and evaluating appropriate accounting and financial reporting principles and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Shaw's independent registered public accounting firm is responsible for auditing the consolidated financial statements and expressing an opinion as to whether such financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States ("GAAP"). Shaw's independent registered public accounting firm is also responsible for auditing the effectiveness of Shaw's internal control over financial reporting. The Audit Committee has met and held discussions with management, the head of Internal Audit and the independent registered public accounting firm. The Audit Committee discussed with the internal auditors and the independent registered public accounting firm the overall scope of and plans for their respective audits. The Audit Committee also met with the independent registered public accounting firm, the head of Internal Audit, the principal accounting officer and the Chief Financial Officer, with and without management present, to discuss the results of its examinations, the reasonableness of significant judgments, the evaluations of Shaw's internal control over financial reporting and the overall quality of Shaw's financial reporting. Management has represented to the Audit Committee that Shaw's consolidated financial statements were prepared in accordance with GAAP.

In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed with management and the independent registered public accounting firm Shaw's internal control over financial reporting, including a review of management's and the independent registered public accounting firm's assessments of reports on the effectiveness of Shaw's internal control over financial reporting and any significant deficiencies or material weaknesses;
- Considered, reviewed and discussed the audited financial statements with management and Shaw's independent registered public accounting firm, including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments, if any, and the clarity of disclosures in the financial statements, as well as critical accounting policies;
- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, *Communication with Audit Committees*;
- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit*

Committees, as adopted by the PCAOB in Rule 3600T, and discussed the independence of the independent registered public accounting firm with the independent registered public accounting firm;

- Reviewed the services provided by the independent registered public accounting firm other than its audit services and considered whether the provision of such other services by the independent registered public accounting firm are compatible with maintaining its independence, discussed with the independent registered public accounting firm its independence and concluded that the independent registered public accounting firm is independent from Shaw and its management; and

- Reviewed the contents of SEC-required certification statements from the Chief Executive Officer and Chief Financial Officer and also discussed and reviewed the process and internal controls for providing reasonable assurances that the financial statements included in The Shaw Group Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2007, are true in all important respects, and that the report contains all appropriate material information of which they are aware.

In reliance upon the reports, reviews and discussions described in this report, the Audit Committee has recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in The Shaw Group Inc.'s Annual Report on Form 10-K for the fiscal year ended August 31, 2007, for filing with the SEC. The Audit Committee also has appointed, and has requested shareholder ratification of the appointment of, KPMG LLP as Shaw's independent registered public accounting firm for the fiscal year ending August 31, 2008.

Submitted by the Audit Committee of the Board of Directors,

Michael J. Mancuso, Chairman
James F. Barker
Thos. E. Capps
David W. Hoyle
Charles E. Roemer, III

Change in Independent Registered Public Accounting Firm

As previously reported in our Current Report on Form 8-K filed on February 12, 2007, Ernst & Young LLP ("Ernst & Young") notified certain members of our management and the Audit Committee of our Board on February 7, 2007 of its decision to resign as the our independent registered public accounting firm effective upon the filing of our Quarterly Report on Form 10-Q for the quarter ended February 28, 2007. On February 9, 2007, the Audit Committee of our Board approved Ernst & Young's resignation. As further reported in our Current Report on Form 8-K filed on April 5, 2007, we agreed with Ernst & Young that it would conclude its services and engagement and that its resignation would become effective as of April 2, 2007.

The reports of Ernst & Young on our financial statements for the fiscal years ended August 31, 2006 and August 31, 2005, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended August 31, 2006 and August 31, 2005, and through the date hereof, there were no disagreements between us and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young's satisfaction, would have caused Ernst & Young to make a reference to the matter in its reports on our financial statements for those years.

During the fiscal years ended August 31, 2006 and August 31, 2005, and through the date hereof, there were no "reportable events" (as defined by Item 304 (a)(1)(v) of Regulation S-K), except for the material weaknesses in our internal controls over financial reporting as of August 31, 2006, described in our Annual Report on Form 10-K for the fiscal year ended August 31, 2006, as follows:

- *E&C Segment Control Environment Deficiency* — A material weakness arising from the internal control over financial reporting within our E&C segment that resulted from a lack of emphasis on our internal controls and procedures and from inadequate communication of project concerns on a timely basis.

- *E&C Segment Project Reporting Deficiency* — A material weakness resulting from the insufficient design of policies and procedures to ensure reasonable estimates are maintained and reported on contracts within our E&C segment with total revenues of less than $50 million.

- *Complex Accounting Matters and Insufficient Accounting Resources Deficiency* — A material weakness resulting from insufficient accounting resources to properly analyze, record and disclose accounting matters.

- *Accounting for Stock Options Deficiency* — A material weakness resulting from the misapplication of GAAP relating to recording compensation expense in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Shaw restated its consolidated financial statements for the years ended August 31, 2001 through 2005, to record non-cash, stock-based compensation expense related to a stock option grant.

- *Revenue Recognition Deficiency* — A material weakness resulting from the recognition of revenue on one contract accounted for under the percentage-of-completion method due to a clerical error in the computation. Shaw's condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2006, were restated to correct this error.

- *Application of FIN 46(R) Deficiency* — A material weakness resulting from the misapplication of GAAP relating to consolidation accounting under FIN 46(R) for a minority interest in one variable interest entity for which we are the primary beneficiary. Shaw's condensed consolidated financial statements for the three-month and six-month periods ended February 28, 2006, were restated to correct this error.

Ernst & Young has furnished a letter to us addressed to the SEC, which we have filed as Exhibit 16.1 to our Current Report on Form 8-K filed on April 11, 2007, stating that it agrees with the foregoing statements.

On March 19, 2007, the Audit Committee of our Board engaged KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the fiscal year ending August 31, 2007, and to perform procedures related to the financial statements included in our Quarterly Reports on Form 10-Q, as amended, which commenced with and included the quarter ended November 30, 2006.

During our two prior fiscal years ended August 31, 2006 and August 31, 2005, and during any subsequent interim period prior to the date of the engagement of KPMG as our independent registered public accounting firm, neither we nor anyone acting on our behalf consulted with KPMG regarding (1) either: (a) the application of accounting principles to a specific transaction, either completed or proposed; or (b) the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Independent Registered Public Accounting Firm Fees

The following table shows the fees related to the audit and other services provided by Ernst & Young for the fiscal years ended August 31, 2007 and 2006, preceding the resignation of Ernst & Young in April 2007, as well as fees associated with issuing an opinion on the restatement of various periods included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2007:

	Fiscal Year 2007		Fiscal Year 2006	
Audit Fees	$2,402,910	78%	$4,213,578	73%
Audit-Related Fees	383,911	1%	519,760	9%
Tax Fees	729,761	21%	831,985	14%
All Other Fees	—	0%	209,190	4%
Total	$3,516,582	100%	$5,774,513	100%

The following table shows the fees related to the audit and other services provided by KPMG for the fiscal year ended August 31, 2007:

	Fiscal Year 2007	
Audit Fees	$10,400,000	92%
Audit-Related Fees	491,000	5%
Tax Fees	363,000	3%
All Other Fees	—	0%
Total	$11,254,000	100%

Audit Fees. Services within audit fees primarily include the annual audit and the audit of internal control over financial reporting, as well as reviews of our quarterly reports and accounting and reporting consultations.

Audit-Related Fees. Services within audit-related fees primarily include statutory audits for our international subsidiaries and audits of certain joint ventures.

Tax Fees. Services within tax fees primarily include tax compliance, tax advice, Form 5500 preparation and tax planning, including expatriate tax services.

All Other Fees. Services within all other fees include advisory services in connection with an acquisition during fiscal year 2006.

Neither KPMG nor Ernst & Young performed any professional services related to financial information systems design and implementation for us in fiscal year 2007 or fiscal year 2006.

Pre-Approval of Audit and Permissible Non-Audit Services

Under the policy on pre-approval of services to be provided by independent accountant, as adopted by the Audit Committee and attached as *Appendix A*, the Audit Committee reviews and pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm as well as the fees charged for such services.

All of the fees and services described above under "Audit Fees," "Audit-Related Fees" and "Tax Fees" were approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young and KPMG were compatible with the maintenance of those firms' independence in the conduct of their auditing functions.

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG as our independent registered public accounting firm to conduct our audit for the fiscal year ending August 31, 2008.

We engaged KPMG to serve as our independent registered public accounting firm and to audit our consolidated financial statements beginning with the fiscal year ended August 31, 2007. The engagement of KPMG has been recommended by the Audit Committee and approved by our Board. The Audit Committee has reviewed and discussed the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2007, and has recommended, and our Board has approved their inclusion therein. See "Audit Committee Report" included elsewhere in this proxy statement.

Although Louisiana law does not require shareholder ratification of the appointment, our Board has decided to ascertain the position of our shareholders on the appointment. If our shareholders do not ratify the appointment of KPMG, the Audit Committee will reconsider the appointment.

We expect that a representative of KPMG will be present at the 2008 Annual Meeting to respond to appropriate questions from shareholders and to make a statement if he or she desires to do so.

Required Vote

The affirmative vote of a majority of the shares of common stock represented at the 2008 Annual Meeting of Shareholders and entitled to vote on this proposal will be required to ratify our Audit Committee's appointment of our independent registered public accounting firm. Abstentions will have the effect of a vote against ratification of the appointment of the independent registered public accounting firm.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 31, 2008.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of August 31, 2007, regarding the shares of our common stock that may be issued under our existing equity compensation plans.

	A	B	C
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)**
Equity Compensation Plans Approved by Shareholders(1)	5,051,559	$18.71	2,874,891
Equity Compensation Plans Not Approved by Shareholders(2)	237,250	$22.07	389,500
Total	5,288,809	$18.86	3,264,391

(1) Consists of the 1993 Employee Stock Option Plan, the 2001 Employee Incentive Compensation Plan and the 2005 Director Plan. At August 31, 2007, of the number of securities remaining available for future issuance in column (C), 241,572 shares of common stock may be subject to awards under the 2005 Director Plan and 2,633,319 shares of common stock may be subject to stock options, SARs, restricted stock, restricted stock units and performance share awards under the 2001 Employee Incentive Compensation Plan. In accordance with SEC rules, the information in this table with respect to the 2001 Employee Incentive Compensation Plan includes the securities previously authorized for issuance.

(2) Consists solely of the Stone & Webster Acquisition Stock Option Plan. No stock options under this plan were awarded to our directors or executive officers.

The Stone & Webster Acquisition Stock Option Plan. The Stone & Webster Acquisition Stock Option Plan (the "S&W Plan") was implemented by the Board of Directors effective as of July 28, 2000 solely in connection with our acquisition of substantially all of the assets of Stone & Webster, Incorporated to award non-statutory stock options to (1) some of our non-executive officers and key employees who contributed significantly to the acquisition and (2) certain key employees of Stone & Webster who were retained by us. The S&W Plan is a non-shareholder approved plan. Stock option awards covering 1,089,000 shares of common stock were awarded at an average exercise price of $21.23 per share, and each award vests in four equal 25% annual installments beginning one year from the award date. All options are non-statutory options under Federal tax law. As of August 31, 2007, options covering 237,250 shares of common stock were outstanding under the S&W Plan. 407,500 options have been cancelled and options covering 444,250 shares had been exercised.

The Compensation Committee acts as administrator of the S&W Plan. All options under the S&W Plan are generally non-transferable other than by will or the laws of descent and distribution. All options will become fully exercisable upon the occurrence of a Change of Control as defined in the S&W Plan. A "Change of Control" is defined generally as the happening of any of the following: (1) when any person (except any shareholder who, as of January 1, 2001, owned 10% or more of the combined voting power of us) becomes the beneficial owner of 20% or more of the combined voting power of us; (2) when, during a period of 24 consecutive months, the individuals who, at the beginning of such period, constitute the members of our Board of Directors cease for any reason other than death or disability to constitute at least a majority thereof; (3) the acquisition of us or all or substantially all of our assets by a third party; or (4) we file a report or proxy statement with the SEC disclosing that a change of control of us has or may have occurred or will or may occur in the future pursuant to any then-existing contract or transaction.

In the event of a corporate transaction involving us (including any stock dividend, stock split, split-up, split-off, combination or exchange of shares, merger, consolidation, reorganization, recapitalization or other similar transactions), the Compensation Committee may adjust awards and the number of shares of common stock subject to the S&W Plan to preserve the benefits or potential benefits of awards thereunder.

The S&W Plan will terminate automatically on July 28, 2010, and the Board of Directors may suspend or terminate the S&W Plan at any earlier time. The Board of Directors may amend the S&W Plan from time to time in its sole discretion unless the amendment would, under applicable federal, state or local law, require shareholder approval. Further, no amendment may impair the rights of any participant without his or her consent. The Compensation Committee has the authority under the S&W Plan to modify, extend or renew the terms of any outstanding option grants under the S&W Plan; however, no modification to an outstanding option may be made without the participant's consent if the modification would impair the rights or obligations of the participant thereunder.

Share issuances under the 1993 Employee Stock Option Plan, the 2001 Employee Incentive Compensation Plan and the 2005 Director Plan will not reduce or otherwise affect the number of shares of common stock available for issuance under the S&W Plan, and share issuances under the S&W Plan will not reduce or otherwise effect the number of shares of common stock available for issuance under the 1993 Employee Stock Option Plan, the 2001 Employee Incentive Compensation Plan or the 2005 Director Plan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and certain beneficial owners of our common stock to file with the SEC reports of ownership and changes in ownership of our common stock. The reporting persons are required to furnish us with copies of all reports filed pursuant to Section 16.

Based solely upon a review of the SEC reports received by us and written representations to us from certain reporting persons, we believe that, during fiscal year 2007, all filing obligations under Section 16 applicable to the reporting persons were complied with except for the following: James R. Lamon, the former President of the Fossil Division of our Power Group, subsequent to his termination, but within the six-month period following termination that reports must be filed under Section 16, failed to timely file a Form 4 to report his sale of an aggregate of 2,241 shares of our common stock.

PROPOSALS FOR 2009 ANNUAL MEETING OF SHAREHOLDERS

Any shareholder proposal to be considered by us for inclusion in the proxy materials for the 2009 Annual Meeting of Shareholders must be submitted in accordance with applicable regulations of the SEC and received by us at our principal executive offices no later than August 28, 2008.

In order for a shareholder to bring any business or nominations before the Annual Meeting, certain conditions set forth in Article II, Section 7(b) of our by-laws must be complied with, including, but not limited to, the delivery of a notice to our Corporate Secretary not less than 30 nor more than 60 days in advance of the Annual Meeting, or if fewer than 40 days notice or prior disclosure of the date of the Annual Meeting is given or made to the shareholders, not later than the 10th day following the day on which the notice of the date of the Annual Meeting was mailed or the prior disclosure was made. A copy of our by-laws may be obtained by contacting our Corporate Secretary at (225) 932-2500.

OTHER MATTERS

As of the date of this proxy statement, management knows of no other matters, which may be properly, or are likely to be, brought before the Annual Meeting. However, if any proper matters are brought before the Annual Meeting, the persons named as proxy holders will vote the proxies in accordance with their judgment.

ANNUAL REPORT TO SHAREHOLDERS

The Annual Report on Form 10-K containing our consolidated financial statements for the fiscal year ended August 31, 2007, has been mailed to shareholders prior to or with this proxy statement. However, the Annual Report does not form any part of the material for the solicitation of proxies.

We will provide you, without charge upon your request, additional copies of our Annual Report on Form 10-K for the fiscal year ended August 31, 2007. We will furnish a copy of any exhibit to our Annual Report on Form 10-K upon payment of a reasonable fee, which shall be limited to our reasonable expenses in furnishing the exhibit. You may request such copies by contacting Investor Relations at 4171 Essen Lane, Baton Rouge, Louisiana 70809 or by telephone at (225) 932-2500.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials (*i.e.*, annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as "householding," permits us to send a single annual report and/or a single proxy statement to any household at which two or more different shareholders reside or we believe such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. In each case, the shareholder(s) must consent to the householding process. Each shareholder will continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces our expenses. We may institute householding in the future and will notify registered shareholders who will be affected by householding at that time.

Many broker/dealers and other holders of record have instituted householding. If your family has one or more "street name" accounts under which you beneficially own shares of our common stock, you may have received householding information from your broker/dealer, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

We will undertake to promptly deliver upon oral or written request a separate copy of the annual report to shareholders and proxy statement to a shareholder at a shared address to which a single copy of the documents was delivered.

In order to receive a separate annual report to shareholders and proxy statement in the future please contact Investor Relations at 4171 Essen Lane, Baton Rouge, Louisiana 70809 or by telephone at (225) 932-2500.

The Shaw Group Inc.

Pre-approval of services to be provided by Independent Accountant

The Committee is required to pre-approve the engagement of the Company's independent accountant to perform any services for the Company or its subsidiaries. This pre-approval is required to be obtained prior to the engagement of the independent accountant. The Committee has determined to categorize the services that might be performed by the independent accountant in the following list. For engagements to provide services included in "Level 1", the Committee must pre-approve the services. For engagements to provide services included in "Level 2", the Committee has delegated its full authority to any single member of the Committee to pre-approve these services. All services pre-approved by a single member shall be reviewed by the Committee at the following Committee meeting.

Audit Services

The Committee will pre-approve the auditors for recurring engagements annually as a matter of course. The Levels below are intended as minimums and generally would only be required for an unforeseen audit or for audit services performed outside of recurring annual audits.

Level 1

- Audit of the annual consolidated financial statements of The Shaw Group Inc., including quarterly reviews
- Any other audit services not specifically listed

Level 2

- Consents to include the Independent Accountant's report in Company filings with the SEC
- Comfort letters
- Statutory audits of foreign subsidiaries
- Audits of wholly-owned consolidated entities (e.g., Shaw Constructors for State Contractors' licenses)

Audit Related Services

Level 1

- Audits of Employee Benefit Plans
- Due diligence related to Mergers & Acquisition when fees exceed $200,000
- Internal control reviews
- Any other audit related services not specifically listed

Level 2

- Due diligence related to Mergers & Acquisitions when fees do not exceed $200,000
- Accounting assistance & audits in connection with proposed or consummated acquisitions when fees do not exceed $200,000
- Consultation concerning financial accounting and reporting standards when fees do not exceed $200,000

Tax Services

Level 1

- Tax compliance services related to the consolidated Shaw Group Federal tax return
- Any other tax services not specifically listed

Level 2

- Tax payment planning services when fees do not exceed $200,000
- Tax consultation and tax planning services when fees do not exceed $200,000

Other Services

Level 1

- Any other services when fees exceed $100,000

Level 2

- Any other services when fees do not exceed $100,000

Note: The Committee recognizes that for certain engagements, such as due diligence assistance related to mergers and acquisitions, the total fees are usually unknown. In these circumstances, a single engagement may be pre-approved at Level 2, and then as it becomes apparent that the fees will exceed he Level 2 limitations, a Level 1 "pre-approval" will need to be obtained. This provision is a practical recognition that certain engagements will require pre-approval in a very short time frame, while providing a reasonable limitation to ensure Level 2 pre-approval is provided for larger, more material engagements.

END